2014 Annual Report

What it means to be

Canada's most international bank

Costa Rica • El Salvador • Panama
India • Dominican Republic • Bahamas • United States
Canada • Uruguay • Peru
Colombia • St. Lucia • Aruba • Netherlands Antilles
Hong Kong • Grenada
Antigua & Barbuda • British Virgin Islands • Guyana
Singapore • Turks & Caicos • Mexico • Belize
United Kingdom • Jamaica • Anguilla
Brazil • St. Kitts & Nevis • Puerto Rico
Chile • Australia • Cayman Islands
United Arab Emirates • Trinidad and Tobago
Haiti • St. Maarten • Curaçao • Thailand
Malaysia • St. Vincent

Scotiabank®

Contents

2	Message from Chairman of the Board Thomas C. O’Neill

3	Message from President and Chief Executive Officer Brian Porter

8	Executive Management Team

10	Board of Directors

12	Message from Chief Financial Officer Sean McGuckin

13	Reasons to Invest in Scotiabank – MD&A at a Glance

14	Management’s Discussion and Analysis

117	Consolidated Financial Statements

Getting Kids in the Game (see inside back cover)

Scotiabank serves more than 21 million customers in over 55 countries

Mexico-based Divemex has been a Scotiabank customer for about 14 years. The family-owned company produces organic, conventional, green and mini peppers for the North American market and is renowned for bringing fair trade certification to Mexico's horticulture industry.

Read more and watch the video at media.scotiabank.com/AR/2014/en.

Shown here: Jorge Beckmann, President, Divemex (centre) with Scotiabankers Joaquin Gandara (right) and Jorge Cuenca (left) at one of the company's greenhouses in Jalisco, Mexico.

Annual Report Online

Go online for a more detailed version of this report, including customer videos.

media.scotiabank.com/AR/2014/en

Alternative formats

For information on how to obtain the annual report in alternative formats, please go to:

http://www.scotiabank.com/ca/en/0,,379,00.html

Scotiabank
2014 Annual Report
What it means to be
Canada's most international bank

Dear Fellow Shareholders,

We continued to work hard in 2014 to achieve solid results for you. This year, under Brian Porter’s leadership, the Bank increased its focus on customers, leadership and talent, and being better organized to serve customers while reducing structural costs. These are areas we know drive stronger growth and have the greatest impact on shareholder value.

Scotiabank’s proven strategy – well executed by a strong management team and more than 86,000 employees – contributed to consistent earnings growth for all shareholders.

GUIDED BY GOVERNANCE

Effective corporate governance is an important foundation for Scotiabank’s strong performance and is fundamental to our success. Corporate governance provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and promotes the long-term interests of shareholders.

In 2014, your Board expanded its commitment to diversity. In fact, female directors now represent more than 30% of the Board, a reflection of our policy that also considers the age, ethnicity and geographical background of prospective new members.

We also continued our focus on Board independence with 14 of our 15 members independent of the Bank.

A HISTORY OF STRONG LEADERSHIP

I am honoured to succeed your past Chairman, John Mayberry, who retired this year after a 20-year term as a Board member. John’s leadership and foresight guided us through some exceptionally challenging years for the global financial industry. I would like to thank John for his leadership and distinguished service to you.

We welcomed two new Directors to your Board this year: Guillermo Babatz and Nora Aufreiter. Guillermo’s experience, particularly in Latin America, contributes a unique perspective in light of the Bank’s international footprint. Nora’s industry knowledge, acquired through a lengthy international management consulting career focusing on consumer-facing industries, also adds tremendous value.

POSITIONED FOR LONG-TERM SUCCESS

Canada’s banks have once again been named among the soundest in the world by the World Economic Forum. This speaks to the strength and stability of Canada’s banking system, based on a robust risk culture and well-articulated risk appetite. With Scotiabank’s sound strategy and strong leaders, I have every confidence that we will continue to build on our 183-year record of success.

I would like to thank our President and CEO Brian Porter, his leadership team and the thousands of Scotiabankers around the world who help the Bank’s 21 million customers become financially better off. I am truly privileged to work with this team, which brings commitment and enthusiasm to work each day – and carries it forward to enrich their communities.

And finally, thank you, shareholders, for your confidence in us, which helps fuel the momentum towards an ever brighter future for Canada’s most international bank.

2      2014  Scotiabank Annual Report

Dear Fellow Shareholders,

It is my pleasure to write to you as we embark on Scotiabank’s 184th year, my second as President and CEO of your Bank.

2014 was a productive year for Scotiabank. Before getting into the details, including our financial performance and the important steps we are taking to become an even better bank, I would like to share a few observations about the past year.

Over the past 12 months, I met with many of our shareholders, customers, key stakeholders and employees around the world. These interactions made it clear that the Bank is widely viewed as having a strong global industry position with excellent opportunities for growth. Our strategy is clear and well understood. Our customers appreciate the knowledge, expertise and commitment of our people. And there is great pride in being Canada’s most international bank.

CANADA’S MOST INTERNATIONAL BANK

I firmly believe that the combination of Scotiabank’s focused strategy and diversified business model, which is unique among our competitors, will create long-term value for our shareholders.

We have a strong and growing foundation. We are the third largest bank in Canada and among the 25 largest and soundest banks in the world. The Bank’s strength in Canada provides a solid foundation for our significant operations in select international markets, which in turn, further enhances the Bank’s growth potential and diversification. In fact, more than half of the Bank’s earnings are generated in Canada, with the remainder coming from our operations internationally. Our earnings are further diversified between well-balanced businesses and customer segments.

For more than 125 years, Scotiabank has successfully operated with a meaningful international footprint. Today, we have operations in North America, Latin America, the Caribbean & Central America and parts of Asia. We use this footprint to help our customers in other markets that have attractive economic fundamentals and strong growth prospects. Increasingly, we add value to our business customers by delivering the full capabilities of Scotiabank in key international markets – particularly the four Pacific Alliance countries of Mexico, Peru, Colombia and Chile.

2014  Scotiabank Annual Report      3

Our commitment to stakeholders:

In recent years, financial services companies around the world have experienced several different challenges. We are proud of our successful track record of balancing the interests of our stakeholders, including shareholders, customers, employees and the communities in which we live and work.

We have a strong foundation of integrity, trust, and ethical behaviour in all of our businesses. Our common equity Tier 1 capital ratio is among the strongest in the world. This financial strength ensures that we are able to fulfill our fiduciary responsibility of keeping our customers’ financial assets safe. Combined with our unique international footprint, our strong foundation allows us to prudently lend to individuals as well as businesses of all sizes. By doing so, we create jobs, drive economic opportunity and – most importantly – help our customers to be financially better off.

In all aspects of your Bank’s operations, our commitment to stakeholders extends far beyond taking deposits and making loans. We are full participants – and we are committed to having a positive impact – in the countries, societies and communities in which we live and work. The Bank employs more than 86,000 people, many in high-skill, high-wage positions. In addition, we generate a large number of indirect jobs in the service economy.

Scotiabank is committed to corporate social responsibility. That commitment extends from our business practices, to our environmental footprint and to governance. Where we have the opportunity, the Bank takes a leadership position on important social issues, such as Aboriginal youth

education in Canada and providing financial services to vulnerable communities in parts of Latin America.

Last year, your Bank continued to invest in communities where our customers and Scotiabankers live and work. In addition to the donations and sponsorships we have made supporting charitable and non-profit organizations, Scotiabank employees volunteered more than 650,000 hours in their communities.

PERFORMANCE VERSUS

MEDIUM-TERM OBJECTIVES

In 2014, we measured ourselves against some key medium-term financial objectives. By moving to medium-term objectives, rather than annual targets, we signalled the importance we place on creating sustainable, longer-term shareholder value.

As you will see in this annual report, we performed within the ranges of our medium-term financial objectives. We achieved these results while markets were somewhat volatile and global economic growth was uneven. These conditions impacted the performance of some of our businesses in 2014. This year, the Bank’s Total Shareholder Return was 13%, less than our Peer Group’s average of 16%. Our longer term goal is to outperform our Peer Group average in delivering Total Shareholder Return – which was the case for the most recent 5- and 10-year periods.

OUR OPERATIONS

In reviewing our operations, I will first discuss our businesses in Canada and then will review our international operations, which reflects how many of our customers see the Bank.

4      2014  Scotiabank Annual Report

Canada:

We had a good year in Canada – with strong performances in our mortgage and auto lending businesses. And with the rebranding and launch of Tangerine, we strengthened our leading position in the fast growing direct banking segment.

Our increased focus on payments led to double-digit growth in our credit card business. This growth will be further supported by our new partnership with Canadian Tire Corporation. More than half of our new customers come to Scotiabank through partnerships and indirect channels. This includes the SCENE™ program with Cineplex, our NHL partnership, as well as through other non-branch channels, such as mortgage brokerage and indirect auto lending.

In recent years, we invested significantly in our wealth management capabilities. This year, Scotia Asset Management continued to demonstrate strong performance with record net sales through the Canadian Banking channel and more than 70 consecutive months of positive net flows. Supported by highly ranked funds and the recent launch of Scotia Aria Portfolios, Scotia Asset Management has led the major Canadian banks in market share growth over the past three years.

We have strong corporate and commercial relationships in Canada. Our corporate and commercial banking results this year were particularly strong, as evidenced by the meaningful number of advisory as well as debt and equity underwriting mandates we were awarded. This performance is consistent with our top tier position in these businesses.

International:

Our international businesses had a solid year, but the year was not without challenges. While we generated strong asset growth, earnings are not yet growing at the same

pace. Several headwinds prevailed across our international operations, including:

•	A protracted economic slowdown throughout much of the Caribbean and Central America, resulting in increased provision for credit losses;

•

Moderated, but still positive, economic growth in key markets such as Peru, Mexico and Chile. During the year, these economies adjusted to new government policies and financial services regulations; and

•	Lower interest rates in Peru, Mexico and Chile, which compressed the net interest margin.

In the Caribbean, where we have operated for more than 125 years and are the pre-eminent bank, we have considerable experience operating through prolonged economic cycles. To mitigate the impact of current and expected economic conditions, management took further steps to optimize our distribution channels in this region. This action will allow us to maintain our leading position, while balancing customer experience and cost structure.

Despite some headwinds in Latin America, we expect regional economic conditions to improve over the course of 2015. We see tremendous long-term potential in this region. As a result, we have sharpened our focus on the four Pacific Alliance countries of Mexico, Peru, Colombia and Chile. The Pacific Alliance trading bloc has more than 210 million people and forms the world’s sixth largest economy. The future for these countries is promising, with strong macroeconomic fundamentals and attractive demographics. Each of these markets enjoys a young, under-banked and growing population, an increasingly educated workforce and a growing middle class. These attributes are conducive to attractive growth rates for banking products and services.

2014  Scotiabank Annual Report      5

In these priority Latin American countries, we are committed to growing all of our businesses – personal and commercial banking, wealth management and insurance, as well as corporate and investment banking and capital markets. In addition to continued organic growth, we will also look to prudently deploy capital in these markets through selective acquisitions. For example, this past year in Chile, we announced the acquisition of 51% of Cencosud S.A.’s financial services business. This transaction will enable us to grow our credit card and consumer lending business significantly and access two million new customers in Chile. We already have a similar arrangement with Cencosud in Colombia.

CREATING LONGER-TERM SHAREHOLDER VALUE

In 2014, we set out to focus on those areas that will have the greatest impact and drive long-term value creation for our shareholders. We refer to these areas as our three focus priorities:

1.	Being more focused on our customers;

2.	Enhancing our leadership depth, deployment and diversity; and

3.	Being better organized to serve our customers while reducing structural costs.

Throughout 2014, your Bank made significant progress against these priorities. In particular, we:

•

Strategically monetized our investment in CI Financial Corp., generating a gain of $555 million which bolstered our common equity Tier 1 capital ratio and allows us to invest for growth in our businesses;

•

Reorganized our wealth, insurance and global transaction banking businesses by integrating these operations within the other three business lines. This simplified our operating model and brought decision- making closer to our customers;

•

Consolidated our corporate and commercial lending businesses in Asia with the rest of our wholesale banking businesses in Global Banking and Markets. This will better align management with our customers in Asia;

•	Strengthened our leadership team through more than 280 organizational moves at the Vice-President and above level; and

•

Continued to build greater diversity in the Bank’s leadership pipeline, increasing the proportion of women in our senior leadership team to 27%. On a related diversity matter, we are pleased that more than 30% of your Board of Directors is now made up of women.

We also made the difficult decision to take a charge against our fourth quarter earnings. While this was unusual for the Bank, we believe it was a prudent action that will contribute to the Bank’s future success.

Approximately $150 million of that charge related to reducing about 1,500 positions across all levels of the organization. About two-thirds of the position reductions were efficiency-driven, the result of automating and centralizing the mid-office function in our Canadian branches. The remaining one-third related to optimizing portions of our international branch network. Collectively, these changes will allow us to be better organized to efficiently serve our customers and deliver cost savings of about $120 million annually beginning in 2016.

LOOKING AHEAD

Economic outlook:

In 2015, we expect to benefit from our diverse operating model, which is designed to mitigate the impact of volatility in any one region. We expect that developed market economies will experience uneven growth, led by continued

6      2014  Scotiabank Annual Report

growth in the U.S. and negligible growth in Europe. We expect that our key international markets will experience improved economic performance over the course of 2015, particularly as they adjust to government reforms and evolving fiscal and monetary policies.

Competition:

The global financial institutions we compete against have generally returned to strength. We are also experiencing increased competition in certain geographies and business segments from new market entrants. Notwithstanding increased competition, we remain well positioned and are making the necessary investments in people, processes and technology to deliver on the needs of new and existing customers throughout our footprint.

Regulation:

The financial services industry has been subject to increased regulation over the past several years, and we are optimistic that we are through the majority of the changes. Your Bank has been responsive to changes in regulation and has invested considerably to adapt to the new standards. Our liquidity profile is solid and our common equity Tier 1 ratio is among the strongest in the world. We are confident that, on balance, new regulations have made us a stronger bank.

Continuing to build on a strong foundation:

Your Bank has a great foundation to continue to build from: we have a strong culture; we have a shared pride in our performance; we have a successful history; and our footprint is unique and coveted by many banks around the world. Throughout your Bank, employees place great value on working together and they share a genuine desire to serve our customers. We are confident that our strategy is sound. By executing our strategy well, and making meaningful progress against our focus priorities, the Bank will be in a good position to perform within the ranges of our medium-term performance objectives and create longer-term shareholder value.

ACKNOWLEDGEMENTS

In closing, I would like to thank our 21 million customers around the world for their business. It is a privilege for us to serve our customers well. I also want to thank our shareholders and the Board of Directors for your confidence and continued support. And finally, I want to recognize all Scotiabankers, more than 86,000 strong, who assist our customers to be financially better off. Together, our future is exceedingly bright.

MEDIUM-TERM FINANCIAL OBJECTIVES

RETURNON EQUITY of 15-18%
EARNINGSPER SHAREGROWTH 5-10%
ACHIEVE POSITIVE OPERATING LEVERAGE
MAINTAIN STRONG CAPITAL RATIOS

2014  Scotiabank Annual Report      7

1. Brian Porter President and Chief Executive Officer 2. Michael Durland Group Head and Chief Executive Officer, Global Banking and Markets	3. Dieter W. Jentsch Group Head, International Banking 4. Anatol von Hahn Group Head, Canadian Banking	5. Barbara Mason Chief Human Resources Officer 6. Stephen P. Hart Chief Risk Officer	7. Sean D. McGuckin Executive Vice President and Chief Financial Officer	8. Deborah M. Alexander Executive Vice President, General Counsel and Secretary

8      2014  Scotiabank Annual Report

9. Andrew Branion Executive Vice President and Chief Market Risk Officer 10. Terry Fryett Executive Vice President and Chief Credit Officer	11. Marian Lawson Executive Vice President, Global Financial Institutions and Transaction Banking 12. Jeffrey C. Heath Executive Vice President and Group Treasurer	13. Robin S. Hibberd Executive Vice President, Retail Products and Services, Canadian Banking 14. Kim B. McKenzie Executive Vice President, Information Technology and Solutions	15. James McPhedran Executive Vice President, Retail Distribution, Canadian Banking 16. James O’Sullivan Executive Vice President, Global Wealth Management	17. Marianne Hasold-Schilter Executive Vice President and Chief Administrative Officer, International Banking

Go online for a more detailed breakdown of this report, including more information on Scotiabank’s executive management team. media.scotiabank.com/AR/2014/en

2014  Scotiabank Annual Report      9

1. Thomas C. O’Neill

Chairman of the Board. Scotiabank director since May 26, 2008.

COMMITTEE

CHAIRS

2. Ronald A. Brenneman

Corporate director. Executive and Risk Committee Chair. Scotiabank director since March 28, 2000.

3. N. Ashleigh Everett President, Corporate Secretary and director of Royal Canadian Securities Limited. Corporate Governance Committee Chair. Scotiabank director since October 28, 1997.

4. John C. Kerr, C.M., O.B.C., LL.D.

Corporate director. Human Resources Committee Chair. Scotiabank director since March 30, 1999.

5. Paul D. Sobey

Corporate director. Audit and Conduct Review Committee Chair. Scotiabank director since August 31, 1999.

	BOARD OF DIRECTORS 6. Nora A. Aufreiter Corporate director. Scotiabank director since August 25, 2014.	7. Guillermo E. Babatz Managing Partner of Atik Capital, S.C. Scotiabank director since January 28, 2014.

10      2014  Scotiabank Annual Report

8. Brian J. Porter

President and Chief Executive Officer of Scotiabank. Scotiabank director since April 9, 2013.

9. Indira V.

Samarasekera,

O.C., Ph.D.

President and Vice-Chancellor of the University of Alberta. Scotiabank director since May 26, 2008.

10. C.J. Chen

Counsel to Rajah & Tann Singapore LLP.

Scotiabank director since

October 30,1990.

11. Susan L. Segal

President and Chief Executive

Officer of the Americas Society

and Council of the Americas.

Scotiabank director since

December 2, 2011.

12. Charles H. Dallara, Ph.D.

Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas. Scotiabank director since September 23, 2013.

13. David A. Dodge, O.C.

Senior advisor to Bennett Jones. Scotiabank director since April 8, 2010.

14. Barbara S. Thomas

Corporate director.

Scotiabank director

since September 28, 2004.

15. Aaron W. Regent

Founder and Managing

Partner of Magris Resources

Inc. Scotiabank director

since April 9, 2013.

Go online for a more detailed breakdown of this report, including more information on Corporate Governance. media.scotiabank.com/AR/2014/en

2014  Scotiabank Annual Report      11

Dear Fellow Shareholders,

I am pleased to introduce Management’s Discussion and Analysis
(MD&A) for fiscal 2014. Scotiabank is focusing on customers, leadership and being better organized to serve customers while reducing structural costs. This helped us deliver good performance in 2014, with net income of $7,298 million, 10% higher than last year’s results, during a time of slower and uneven global growth.

Diluted earnings per share (EPS) were $5.66 this year, compared to $5.11 in 2013. Return on equity (ROE) remained stable at 16.1%, compared to 16.6% last year. We continued to deliver consistent dividend payments to you, raising the quarterly dividends twice during the year. As a result, dividends per share were $2.56 for the year, up 7% from 2013.

This year’s earnings included a gain on the sale of a majority of Scotiabank’s investment in CI Financial Corp., and charges relating to certain non-recurring items. Adjusting for these items, and notable items last year, net income grew by $488 million or 7%, and diluted EPS was $5.43, up 8% compared to $5.04 in 2013. Underlying ROE was 15.5% compared to 16.3% last year.

Total revenues (TEB) rose 11% from the prior year to $24.0 billion, or 9% after adjusting for the items mentioned above. Net interest income and net fee and commission revenue both showed solid growth.

Revenue growth continued to outpace expense growth in 2014, which resulted in positive operating leverage of 2.0% after adjusting for the above-noted non-recurring items.

Total provisions for credit losses were $1.7 billion, up $415 million from last year, mainly from portfolio growth and shifting asset mix in International Banking and Canadian Banking’s retail portfolio.

The Bank continues to maintain strong, high-quality capital levels, which positions it well for future business growth. The Basel III all-in common equity Tier 1 ratio was 10.8%, well above last year, reflecting the impact of internally generated capital, the CI gain and prudent management of asset growth.

We continued to take advantage of selective acquisition opportunities. We completed the acquisition of a 20% equity interest in Canadian Tire’s financial services business that will help us grow our customer base and provide unique and relevant solutions to customers. We also announced the acquisition of 51% of Cencosud S.A.’s financial services business in Chile, the third largest retailer in Latin America. This will strengthen our credit card offering to customers and increase our scale in Chile’s growing consumer lending market.

Scotiabank’s strategy has enabled us to deliver sound results for you in 2014. This is consistent with our proven track record – a total compound annual shareholder return of 13% over the last five years and 10% over the last 10 years. In 2015, we will invest in initiatives aimed at delivering an excellent customer experience, which should drive expanded business activity. With these investments, coupled with the Bank’s industry-leading capital levels, the Bank is well positioned to create even greater value for our shareholders over the medium and long term.

The MD&A highlights our 2014 results in more detail and provides our outlook for 2015.

12      2014  Scotiabank Annual Report

COMMON SHARE INFORMATION(1)

For the years ended October 31	2014	2013	(2)	2012	(2)	2011	2010	2009	2008	2007	2006	2005
Closing market price per common share ($)	69.02	63.39		54.25		52.53	54.67	45.25	40.19	53.48	49.30	42.99

Dividends paid ($ per share)	2.56	2.39		2.19		2.05	1.96	1.96	1.92	1.74	1.50	1.32

Dividend yield (%)(3)	3.8	4.1		4.2		3.7	3.9	5.4	4.3	3.4	3.3	3.3

Increase (decrease) in share price (%)	8.9	16.8		3.3		(3.9)	20.8	12.6	(24.9)	8.5	14.7	8.6

Total annual shareholder return (%)(4)	13.2	21.7		7.6		(0.4)	25.7	18.8	(21.6)	12.2	18.4	12.1

Market capitalization ($ millions) (TSX)	83,969	76,612		64,252		57,204	57,016	46,379	39,865	52,612	48,783	42,568

Book value per common share ($)	36.96	33.23		28.99		24.20	22.68	20.55	18.94	17.45	17.13	15.64

Market value to book value multiple	1.9	1.9		1.9		2.2	2.4	2.2	2.1	3.1	2.9	2.7

Price to earnings multiple	12.1	12.3		10.3		11.3	14.0	13.6	13.1	13.2	13.7	13.5

RETURN ON EQUITY(1) % For more information, please see page 19.	RETURN TO COMMON SHAREHOLDERS SHARE PRICE APPRECIATION PLUS DIVIDENDS REINVESTED, 2004=100 For more information, please see page 19.	Total assets $806 billion

Deposits $554 billion
EARNINGS PER SHARE(1) DILUTED, DOLLARS PER SHARE For more information, please see page 19.	DIVIDEND GROWTH DOLLARS PER SHARE For more information, please see page 44.
Loans $424 billion

(1)	Amounts prior to 2011 calculated under CGAAP.

(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS10 and IAS19) in 2014 (refer to Note 4 in the consolidated financial statements).

(3)	Based on the average of the high and low common share price for the year.

(4)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

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Enhanced Disclosure Task Force (EDTF) Recommendations

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investor relations.

Reference Table for EDTF

Recommendation			Pages
					Supplementary Regulatory Capital Disclosure
Type of risk	Number	Disclosure	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.	69, 71, 75
	2	The Bank’s risk terminology, measures and key parameters.	67
	3	Top and emerging risks, and the changes during the reporting period.	30-33, 52-53
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	42, 84, 96-97
Risk governance, risk management and business model	5	The Bank’s Risk Governance’s structure.	65-66
	6	Description of risk culture and procedures applied to support the culture.	67-68
	7	Description of key risks from the Bank’s business model.	69-70
	8	Stress testing use within the Bank’s risk governance and capital management.	68
Capital adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	41-42	173	2
	10	a) Regulatory capital components. b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.	43	174	4, 8 5
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	43-44		7, 8
	12	Discussion of targeted level of capital, and the plans on how to establish this.	41-42
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	46-49, 70, 107	153, 191-195, 199-200	11-13
	14	Analysis of the capital requirements for each Basel asset class.	46-49	153, 191-195	11-20, 24-26
	15	Tabulate credit risk in the Banking Book.	46-49	194-195	17-20
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	46, 49		10
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	48-49
Liquidity	18	Analysis of the Bank’s liquid assets.	81-84
Funding	19	Encumbered and unencumbered assets analyzed by balance sheet category.	83-84
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.		200-201
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	84-86
Market risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	80
	23	Discussion of significant trading and non-trading market risk factors.	76-80	196-199
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	76-80	196-199
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.	76-80	199
Credit risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	29-31, 98-100	159-160, 193-194	17-23 12-20	(1)
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		131-132, 161
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	28, 99, 101, 103	161	18-19	(1)
	29	Analysis of counterparty credit risk that arises from derivative transactions.	74	151, 153
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	73, 74
Other risks	31	Quantified measures of the management of operational risk.	49, 87-88
	32	Discussion of publicly known risk items.	52-53

(1)	In the Supplementary Financial Information Package.

14      2014  Scotiabank Annual Report

16	Forward-looking statements
17	Non-GAAP measures
18	Financial highlights

OVERVIEW

19	Financial results
21	Outlook
21	Shareholder returns
21	Impact of foreign currency translation
21	Impact of acquisitions

GROUP FINANCIAL PERFORMANCE

22	Total revenue
22	Net interest income
24	Net fee and commission revenues
25	Other operating income
26	Operating expenses
27	Taxes
27	Credit quality
34	Fourth quarter review
36	Summary of quarterly results
37	Financial results review: 2013 vs 2012

GROUP FINANCIAL CONDITION

40	Statement of financial position
41	Capital management
50	Off-balance sheet arrangements
52	Financial instruments
52	Selected credit instruments – publically known risk items

BUSINESS LINES

54	Overview
56	Canadian Banking
58	International Banking
60	Global Wealth & Insurance
62	Global Banking & Markets
64	Other

RISK MANAGEMENT

65	Overview
71	Credit risk
75	Market risk
81	Liquidity risk
87	Other risks
87 Operational risk
88 Reputational risk
88 Environmental risk
89 Insurance risk
89 Strategic risk

CONTROLS AND ACCOUNTING POLICIES

90	Controls and procedures
90	Critical accounting estimates
96	Future accounting developments
96	Regulatory developments
97	Related party transactions

SUPPLEMENTARY DATA

98	Geographic information
100	Credit risk
105	Revenues and expenses
107	Selected quarterly information
108	Eleven-year statistical review

2014  Scotiabank Annual Report      15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (See “Controls and Accounting Policies - Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated by quarterly reports); the effect of applying future accounting changes (See “Controls and Accounting Policies - Future accounting developments” in the Bank’s 2014 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 Annual Report under the heading “Overview-Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 5, 2014

16      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1 (CET1), Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

T1 TEB gross up

For the year ended October 31 ($ millions)	2014	2013	2012
Net interest income	$17	$15	$17
Other operating income	337	297	271
Total revenue and provision for income taxes	$354	$312	$288

Tax normalization adjustment of net income from associated

corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

2014  Scotiabank Annual Report      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

T2 Financial highlights

	IFRS					CGAAP

As at and for the years ended October 31(1)	2014	2013(2)		2012(2)	2011	2010
Operating results ($ millions)
Net interest income	12,305	11,350		9,970	9,014	8,621
Net interest income (TEB(3))	12,322	11,365		9,987	9,035	8,907
Non-interest revenue	11,299	9,949		9,676	8,296	6,884
Non-interest revenue (TEB(3))	11,636	10,246		9,947	8,562	6,884
Total revenue	23,604	21,299		19,646	17,310	15,505
Total revenue (TEB(3))	23,958	21,611		19,934	17,597	15,791
Provision for credit losses	1,703	1,288		1,252	1,076	1,239
Operating expenses	12,601	11,664		10,436	9,481	8,182
Provision for income taxes	2,002	1,737		1,568	1,423	1,745
Provision for income taxes (TEB(3))	2,356	2,049		1,856	1,710	2,031
Net income	7,298	6,610		6,390	5,330	4,339
Net income attributable to common shareholders	6,916	6,162		5,974	4,965	4,038
Operating performance
Basic earnings per share ($)	5.69	5.15		5.27	4.63	3.91
Diluted earnings per share ($)	5.66	5.11		5.18	4.53	3.91
Adjusted diluted earnings per share(3)(4) ($)	5.72	5.17		5.23	4.58	3.94
Return on equity(3) (%)	16.1	16.6		19.9	20.3	18.3
Productivity ratio (%)(TEB(3))	52.6	54.0		52.4	53.9	51.8
Core banking margin (%)(TEB(3))	2.39	2.31		2.31	2.32	N/A	(5)
Financial position information ($ millions)
Cash and deposits with financial institutions(6)	56,730	53,338		47,337	38,723	39,530
Trading assets	113,248	96,489		87,596	75,799	N/A	(5)
Loans(6)	424,309	402,215		352,578	319,056	284,224
Total assets	805,666	743,644		668,225	594,423	526,657
Deposits(6)(7)	554,017	517,887		465,689	421,234	361,650
Common equity	44,965	40,165		34,335	26,356	23,656
Preferred shares	2,934	4,084		4,384	4,384	3,975
Assets under administration(3)	427,547	377,766		327,977	297,668	243,817
Assets under management(3)	164,820	145,470		114,694	102,733	53,532
Capital measures(2)(8)
Common Equity Tier 1 (CET1) ratio (%)	10.8	9.1		N/A	N/A	N/A
Tier 1 capital ratio (%)	12.2	11.1		13.6	12.2	11.8
Total capital ratio (%)	13.9	13.5		16.7	13.9	13.8
Assets to capital multiple	17.1	17.1		15.0	16.6	17.0
CET1 risk-weighted assets ($ millions)(9)	312,473	288,246		253,309	233,970	215,034
Credit quality
Net impaired loans ($ millions)(10)	2,002	1,808		2,005	1,957	3,044
Allowance for credit losses ($ millions)	3,641	3,273		2,977	2,689	2,787
Net impaired loans as a % of loans and acceptances(6)(10)	0.46	0.44		0.55	0.60	1.04
Provision for credit losses as a % of average loans and acceptances (annualized)(6)	0.40	0.32		0.36	0.34	0.45
Common share information
Share price ($)(TSX)
High	74.93	64.10		57.18	61.28	55.76
Low	59.92	52.30		47.54	49.00	44.12
Close	69.02	63.39		54.25	52.53	54.67
Shares outstanding (millions)
Average – Basic	1,214	1,195		1,133	1,072	1,032
Average – Diluted	1,222	1,209		1,160	1,108	1,034
End of period	1,217	1,209		1,184	1,089	1,043
Dividends per share ($)	2.56	2.39		2.19	2.05	1.96
Dividend yield (%)(11)	3.8	4.1		4.2	3.7	3.9
Market capitalization ($ millions)(TSX)	83,969	76,612		64,252	57,204	57,016
Book value per common share ($)	36.96	33.23		28.99	24.20	22.68
Market value to book value multiple	1.9	1.9		1.9	2.2	2.4
Price to earnings multiple	12.1	12.3		10.3	11.3	14.0
Other information
Employees	86,932	86,690	(7)	81,497	75,362	70,772
Branches and offices	3,288	3,330		3,123	2,926	2,784
(1)	Amounts and financial ratios for periods after 2010 were prepared in accordance with International Financial Reporting Standards (IFRS). Amounts and financial ratios for 2010 were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP).
(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements). Capital measures have not been restated for the new and amended IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(3)	Refer to page 17 for a discussion of non-GAAP measures.
(4)	Amounts for periods before 2013 have been restated to reflect the current period definition. Refer to non-GAAP measures on page 17.
(5)	N/A not applicable/not presented under CGAAP.
(6)	Amounts and related ratios for 2012 and 2011 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions.
(7)	Prior period amounts have been restated to conform with current period presentation.
(8)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 41). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(9)	As at October 31, 2014, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1, Tier 1 and Total Capital ratios, respectively.
(10)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(11)	Based on the average of the high and low common share price for the year.

18      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had good performance in 2014 with respect to its medium-term financial objectives. Net income was $7,298 million, $688 million or 10% higher than last year’s results. Diluted earnings per share (EPS) were $5.66 as compared to $5.11 in 2013. Return on Equity was 16.1% compared to 16.6% last year.

The current year’s net income included an after-tax gain of $555 million on the sale of a majority of the Bank’s holding in CI Financial Corp. (“the disposition”), after-tax restructuring charges of $110 million (“restructuring charges”), and after-tax impact of other notable items of $155 million, or collectively 23 cents per share (refer T3). Last year’s net income benefited from a non-recurring after-tax benefit of $90 million or 7 cents per share in International Banking. Adjusting for these items, net income grew by $488 million or 7% and diluted earnings per share were $5.43 as compared to $5.04 in 2013, an increase of 8%. Underlying Return on Equity was 15.5% compared to 16.3% last year.

Total revenues on a taxable equivalent basis (TEB) rose 11% from the prior year to $23,958 million. Adjusting for the notable items (refer T3) in 2014 of $566 million and in 2013 of $150 million, underlying revenues increased by 9%. The positive impact of foreign currency translation contributed approximately 2% of this growth.

Net interest income (TEB) increased $957 million or 8% to $12,322 million, primarily from growth in core banking assets and improved margin, including the favourable impact of foreign currency translation.

Net fee and commission revenue was $7,737 million, up $820 million or 12% year over year. Growth was primarily in wealth management fees, from higher mutual fund fees and brokerage commissions. Banking revenue growth was broad-based across all revenue categories.

Other operating income (TEB) was $3,899 million, an increase of $570 million or 17% from the prior year. Adjusting for the notable items in 2014 of $566 million and $150 million in the prior year (refer T3), the underlying increase in operating income was 5%.

The total provision for credit losses was $1,703 million in 2014, up $415 million from last year. Adjusting for the notable item of $62 million (refer T3), the underlying increase was $353 million. Additional loan loss provisions primarily in the Caribbean hospitality portfolio and a change in loss parameters in the Canadian retail portfolio accounted for $109 million of the increase. The remainder of the increase reflected higher provisions in International and Canadian Banking.

Operating expenses rose 8% over last year to $12,601 million. Adjusting for the notable items in 2014 of $203 million and $74 million in the prior year (refer T3), underlying expenses increased $808 million or 7%. The negative impact of foreign currency translation contributed to 1% of this growth. The remaining increase reflects higher compensation costs and initiatives to support business growth. Operating leverage was positive 2.8%, or positive 2.0% after adjusting for the above noted items.

The provision for income taxes was $2,002 million, an increase from $1,737 million last year. The Bank’s overall effective tax rate for the year was 21.5% compared to 20.8% for 2013. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and a proportionately lower benefit from tax-exempt income, partially offset by lower taxes on the disposition gain in the current year.

The all-in Basel III common equity Tier 1 ratio was 10.8% as at October 31, 2014, well above last year and the regulatory minimum, in part reflecting the impact of the disposition gain.

C1	Earnings per share (diluted)(1)

(1)	Amounts prior to 2011 calculated under CGAAP
(2)	Certain amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements)

C2	Closing common share price

as at October 31

C3	Return on equity(1)

(1)	Amounts prior to 2011 calculated under CGAAP
(2)	Certain amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements)

C4	Return to common shareholders

Share price appreciation plus dividends reinvested, 2004=100

2014  Scotiabank Annual Report      19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Notable Items

There were several notable items in 2014 totaling a net benefit of $290 million ($301 million pre-tax), or approximately 23 cents per share as outlined in the table below.

T3 Notable Items

		2014			2013			2012

For the years ended October 31 ($ millions, except EPS)	Notes	Pre-tax	After-tax	EPS Impact	Pre-tax	After-tax	EPS Impact	Pre-tax	After-tax	EPS Impact
Gain on sale
Sale of holdings in CI Financial Corp.	1	$643	$555	$0.45	$–	$–	$–	$–	$–	$–
Sale of subsidiary by Thanachart Bank		–	–	–	150	150	0.12	–	–	–
Sale of real estate assets		–	–	–	–	–	–	838	708	0.62
Restructuring charges	2	(148)	(110)	(0.09)	(27)	(20)	(0.02)	–	–	–
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	3	(62)	(46)	(0.04)	–	–	–	–	–	–
Increase in collective allowance		–	–	–	–	–	–	(100)	(74)	(0.06)
Valuation adjustments
Funding valuation adjustment	4	(30)	(22)	(0.02)	–	–	–	–	–	–
Revaluation of monetary assets in Venezuela	5	(47)	(47)	(0.04)	–	–	–	–	–	–
Acquisition-related receivables in Puerto Rico		–	–	–	(47)	(40)	(0.03)	–	–	–
Legal provisions	6	(55)	(40)	(0.03)	–	–	–	–	–	–
Total		$301	$290	$0.23	$76	$90	$0.07	$738	$634	$0.56
By Business line
Canadian Banking		$(98)	$(73)		$–	$–		$–	$–
International Banking		(88)	(79)		76	90		–	–
Global Wealth & Insurance		604	526		–	–		–	–
Global Banking & Markets		(31)	(22)		–	–		–	–
Other		(86)	(62)		–	–		738	634
Total		$301	$290	$0.23	$76	$90	$0.07	$738	$634	$0.56
By Consolidated Statement of Income line
Trading revenues		$(30)	$(22)		$–	$–		$–	$–
Other operating income – other		596	508		150	150		838	708
Other operating income/Total revenue		566	486	–	150	150	–	838	708	–
Provision for credit losses		(62)	(46)		–	–		(100)	(74)
Operating expenses		(203)	(150)		(74)	(60)		–	–
Total		$301	$290	$0.23	$76	$90	$0.07	$738	$634	$0.56

Notes

(1) Sale of majority of Bank’s holding in CI Financial Corp.

In the third quarter of 2014, the Bank sold a majority of its holding in CI Financial Corp. resulting in an after-tax gain of $555 million ($643 million pre tax) or 45 cents per share. This included an after-tax unrealized gain of $152 million on the reclassification of the Bank’s remaining investment in CI Financial Corp. to available-for-sale securities.

(2) Restructuring charges

The Bank recorded restructuring charges of $148 million ($110 million after tax), the majority relating to employee severance charges. These charges will drive greater operational efficiencies. In Canada, the charges relate to recent initiatives to centralize and automate several mid-office branch functions, as well as reductions in required wealth management operational support. In International Banking, the charges are primarily for closing or downsizing approximately 120 branches, which will allow us to focus on high-growth markets, minimize branch overlap, and realize synergies resulting from recent acquisitions. The Bank also made a series of changes to simplify its leadership structure and operating model, recorded in the Other segment.

(3) Provision for credit losses

The Bank changed its write-off policy on unsecured bankrupt retail accounts in Canada in order to accelerate write-offs upon notification of a bankruptcy filing. As a result, a charge of $62 million ($46 million after tax) was recorded.

(4) Funding valuation adjustment

During the fourth quarter of 2014, the Bank enhanced the fair value methodology and recognized a funding valuation adjustment (FVA) charge of $30 million ($22 million after tax), to reflect the implied funding cost on uncollateralized derivative instruments.

(5) Venezuela

Venezuela has been designated as hyper-inflationary and measures of exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

The Bank’s Venezuelan Bolivar (VEF) exposures include its investment in Banco del Caribe, and unremitted dividends and other cash amounts (“monetary assets”) in Venezuela.

During the year, two new exchange rates have been announced by the Venezuelan government, SICAD 1 (1 USD to 11 VEF) and SICAD II (1 USD to 50 VEF). The official exchange rate, as published by the Central Bank of Venezuela, is 1 USD to 6.3 VEF. Currently, the Bank has concluded that the SICAD II is the most likely rate that will be available to the Bank for any future remittances.

As at October 31, 2014, the Bank has remeasured its net investment and monetary assets at the SICAD II rate. As a result, the Bank has recorded a charge of $47 million in the Consolidated Statement of Income representing the revaluation impact on the monetary assets and a reduction in carrying value of the net investment of $129 million has been charged to Other Comprehensive Income.

(6) Legal provision

The Bank recorded a legal provision of approximately $55 million ($40 million after tax) related to certain ongoing legal claims.

20      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Outlook

The pace of growth in many overseas economies remains slow and uneven. Sluggish activity in the euro zone has been reinforced by renewed weakness in the region’s growth leader, Germany. Japan’s nascent recovery and rebound in inflation have been pressured by the hefty increase in consumption taxes last spring. Some large emerging market economies, Brazil and Russia for example, have continued to decelerate alongside lacklustre global growth and moderating commodity prices, especially oil. Even the globe’s growth leader, China, has posted more moderate output gains in response to reduced international trade and domestic efforts to rein in excess credit in the property market.

In contrast, the U.S. economy is regaining momentum, with consumer spending buoyed by pent-up demand, increasing employment, and improved household balance sheets. Industrial output is being underpinned by strengthening orders for machinery and equipment, rising oil and gas production, and increasing capital investments. Manufacturing activity in Canada is benefiting from improving conditions in the United States as well as a lower-valued exchange rate. Mexico and a number of Latin American economies are piggybacking on the improving U.S. demand, with weaker local currencies providing an added boost.

Internationally, the drop in oil prices and longer-term borrowing costs should help support global activity, as will pro-growth initiatives in many underperforming regions around the world alongside the strengthening in the United States. The Bank’s presence in the markets expected to show economic growth, along with its diversification and strong capital levels, will position the Bank to grow earnings in 2015 and beyond.

Shareholder Returns

Amidst equity market volatility and mixed stock performance, the Bank delivered a positive total shareholder return of 13.2%, a decrease from 21.7% in 2013, as shown in Table 4.

The total compound annual shareholder return on the Bank’s shares over the past five years was 13.1%, and 9.9% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index, which was 9.1% over the past five years and 8.0% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 3% increase effective in the second quarter and a further 3% effective in the fourth quarter. As a result, dividends per share totaled $2.56 for the year, up 7% from 2013. With a payout ratio of 45% for the year, the Bank was within its target payout range of 40-50%.

The Bank’s Return on Equity was 16.1% for fiscal 2014 compared to 16.6% in 2013, due in part to higher capital levels.

T4 Shareholder returns

For the years ended October 31	2014	2013	2012	2011	2010
Closing market price per common share ($)	69.02	63.39	54.25	52.53	54.67
Dividends paid ($ per share)	2.56	2.39	2.19	2.05	1.96
Dividend yield (%)(1)	3.8	4.1	4.2	3.7	3.9
Increase (decrease) in share price (%)	8.9	16.8	3.3	(3.9)	20.8
Total annual shareholder return (%)(2)	13.2	21.7	7.6	(0.4)	25.7

(1)	Dividend yield is calculated as the dividend paid divided by the average of the high stock price and the low stock price for the year.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in Table 5.

T5 Impact of foreign currency translation

Average exchange rate	2014	2013
U.S. dollar/Canadian dollar	0.918	0.981

Impact on income(1) ($ millions except EPS)	2014 vs. 2013	2013 vs. 2012
Net interest income	$191	$71
Net fees and commission revenues	99	38
Other operating income(2)	96	(25)
Operating expenses	(134)	(65)
Other items (net of tax)	(70)	(10)
Net income	$182	$9
Earnings per share (diluted)	$0.15	$0.01
Impact by business line ($ millions)
Canadian Banking	$9	$1
International Banking(2)	85	22
Global Wealth & Insurance	10	2
Global Banking & Markets	74	6
Other(2)	4	(22)
	$182	$9

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of Acquisitions

There was no significant impact to the Bank’s reported net income in 2014 from acquisitions.

2014  Scotiabank Annual Report      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

C5	Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6	Net fee and commission revenues by business line(1)

$ millions

(1)	Excludes Other segment

C7	Average core banking assets and margin

TEB, $ billions

C8	Other operating income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

GROUP FINANCIAL PERFORMANCE

Total revenue

Total revenue (TEB) was $23,958 million in 2014, an increase of $2,347 million or 11% from the prior year. Revenue growth benefited from strong growth in net interest income, fee and commission revenues and the impact of notable items (refer T3) in other operating income. Other operating income increased $570 million or 17% from 2013. Adjusting for the notable items in 2014 of $566 million and $150 million in the prior year (refer T3), total revenue growth was 9% including 2% from the positive impact of foreign currency translation.

The increase in net interest income (TEB) of $957 million or 8% was due to growth in average core banking assets and a widening of the core banking margin, and included a favourable impact of foreign currency translation of $191 million. Higher net interest income in Canadian Banking was driven by an increase in both average earning assets and the margin. International Banking’s 12% growth in average earning assets was partly offset by a reduction in the margin. There was strong loan growth in Latin America, including 13% in Mexico and 14% in Colombia.

Net fee and commission revenue was $820 million or 12% higher than last year, including $99 million from the positive impact of foreign currency translation. Strong growth in wealth management revenues, banking revenues and underwriting and other advisory fees all contributed to this increase. Wealth management revenues increased from higher mutual fund fees and brokerage revenues. Growth in banking revenues was widespread with increases in credit cards, deposit and payment services, credit fees and cash management fees. Underwriting and other advisory fees increased primarily from significant growth in equity and debt issues and from increased advisory activities in investment banking.

Other operating income (TEB), adjusting for notable items, was up $154 million or 5%. The increase was primarily from higher net gains on investment securities, largely offset by lower trading revenues, primarily in fixed income, and lower earnings from investments in associated corporations mainly due to the disposition.

Net Interest Income

Net interest income (TEB) was $12,322 million, an increase of $957 million or 8% from the prior year, driven primarily by a 5% increase in core earning assets and an eight basis point widening of the core banking margin.

Core asset volumes increased $26 billion or 5% to $515 billion, primarily from $14 billion growth in International Banking – mainly retail and commercial loans, $2 billion growth in residential mortgages in Canada or $6 billion excluding Tangerine run-off portfolio, $5 billion growth in consumer auto loans in Canada, and $2 billion growth in corporate lending in the U.S., Europe and Canada, as well as $3 billion growth in deposits with banks.

The core banking margin was 2.39%, an eight basis point increase from the previous year. The core banking margin benefited from lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates and wider margins in Canadian Banking. Partly offsetting was margin compression in Global Banking & Markets. International Banking did not have any impact on the Bank’s core margin, as the narrower margin in International Banking was offset by the increase in asset volumes.

Canadian Banking margin increased five basis points to 2.09%, mainly from higher mortgage, credit card and credit line spreads, as well as strong growth in higher spread assets, including credit cards. Partially offsetting were lower spreads on core deposits and business accounts as a result of the low rate environment.

International Banking margin fell from 4.11% to 4.00% due to narrower margins across all regions.

Global Banking & Markets margin fell primarily due to lower loan origination fees and lower performing loan spreads in U.S. corporate lending.

Outlook

The Bank’s net interest income is expected to increase in 2015 mainly from moderate growth in core banking assets, a wider margin, as well as the impact of acquisitions expected to close in 2015. The core banking margin is expected to benefit from a change in asset mix with a continued focus on volume growth in higher margin products.

22      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T6 Net interest income and core banking margin(1)

	2014			2013			2012
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$795.6	$12.3		$748.9	$11.3		$659.5	$9.9
Less: total assets in Global Capital Markets(2)	232.5	–		212.0	–		183.8	–
Banking margin on average total assets	$563.1	$12.3	2.19%	$536.9	$11.3	2.11%	$475.7	$9.9	2.09%
Less: non-earning assets and customer’s liability under acceptances	48.0			47.4			46.0
Core banking assets and margin	$515.1	$12.3	2.39%	$489.5	$11.3	2.31%	$429.7	$9.9	2.31%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 17.
(2)	Net interest income in Global Capital Markets trading assets is recorded in trading revenues in other operating income.

T7 Average balance sheet(1) and net interest income

	2014			2013(4)			2012(4)

TEB(2) For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with banks	$60.1	$0.3	0.44%	$55.6	$0.3	0.50%	$56.9	$0.3	0.50%
Trading assets	113.3	0.1	0.12%	105.1	0.1	0.12%	90.8	0.1	0.15%
Securities purchases under resale agreements	91.1	0.2	0.20%	80.0	0.2	0.24%	60.1	0.2	0.37%
Investment securities	41.2	0.8	1.91%	40.3	0.8	2.20%	34.7	0.9	2.68%
Loans:
Residential mortgages	210.9	7.6	3.60%	206.6	7.4	3.59%	167.9	6.5	3.86%
Personal and credit cards	79.6	6.1	7.61%	72.1	5.6	7.70%	65.7	4.9	7.49%
Business and government	128.5	4.3	3.39%	116.9	4.4	3.76%	105.0	4.2	3.99%
Allowance for credit losses	(3.6)			(3.3)			(2.9)
Total loans	$415.4	$18.0	4.34%	$392.3	$17.4	4.42%	$335.7	$15.6	4.65%
Total earning assets	$721.1	$19.4	2.69%	$673.3	$18.8	2.80%	$578.2	$17.1	2.97%
Customer’s liability under acceptances	10.4			10.2			8.8
Other assets	64.1			65.4			72.5
Total assets	$795.6	$19.4	2.43%	$748.9	$18.8	2.52%	$659.5	$17.1	2.60%
Liabilities and equity
Deposits:
Personal	$172.6	$2.4	1.42%	$167.2	$2.6	1.57%	$135.4	$2.4	1.75%
Business and government	339.7	3.5	1.02%	314.0	3.5	1.12%	295.5	3.4	1.18%
Banks	38.4	0.3	0.77%	35.7	0.3	0.69%	33.0	0.3	0.80%
Total deposits	$550.7	$6.2	1.13%	$516.9	$6.4	1.24%	$463.9	$6.1	1.32%
Obligations related to securities sold under repurchase agreements	87.3	0.3	0.32%	77.7	$0.3	0.37%	54.5	0.3	0.48%
Subordinated debentures	5.3	0.2	3.84%	7.8	0.3	4.37%	7.3	0.4	5.19%
Other interest-bearing liabilities	50.2	0.4	0.72%	44.5	0.5	1.02%	36.6	0.4	1.17%
Total interest-bearing liabilities	$693.5	$7.1	1.02%	$646.9	$7.5	1.16%	$562.3	$7.2	1.28%
Other liabilities including acceptances	54.4			59.4			62.0
Equity(3)	47.7			42.6			35.2
Total liabilities and equity	$795.6	$7.1	0.89%	$748.9	$7.5	1.00%	$659.5	$7.2	1.09%
Net interest income		$12.3			$11.3			$9.9
(1)	Average of daily balances.
(2)	Refer to non-GAAP measures on page 17.
(3)	Includes non-controlling interests of $1.2 billion in 2014, $1.1 billion in 2013 and $0.8 billion in 2012.
(4)	Prior period amounts have been restated to reflect current period presentation (refer to note 4 in the consolidated financial statements).

2014  Scotiabank Annual Report      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

C9	Sources of net fee and commission revenues

T8 Net fee and commission revenues

For the fiscal years ($ millions)	2014	2013(1)	2012(1)	2014 versus 2013
Fee and commission revenues
Banking
Card revenues	$933	$816	$768	14%
Deposit and payment services
Deposit services	901	865	846	4
Other payment services	282	257	237	10
	$1,183	$1,122	$1,083	5%
Credit fees
Commitment and other credit fees	778	717	690	9
Acceptance fees	236	226	207	4
	$1,014	$943	$897	8%
Other	$609	$589	$439	3%
Total banking revenue	$3,739	$3,470	$3,187	8%
Wealth management
Mutual funds	$1,468	$1,280	$1,125	15%
Brokerage fees	943	848	721	11
Investment management and trust
Investment management and custody	159	150	141	6
Personal and corporate trust	224	215	183	4
	383	365	324	5
Total wealth management revenue	$2,794	$2,493	$2,170	12%
Underwriting and other advisory	$712	$503	$493	42%
Non-trading foreign exchange	420	404	365	4
Other	412	345	293	19
Fee and commission revenues	$8,077	$7,215	$6,508	12%
Fee and commission expenses
Card expenses	$253	$221	$188	15%
Deposit and payment services expenses	86	76	68	12
Other expenses	1	1	6	—
	$340	$298	$262	14%
Net fee and commission revenues	$7,737	$6,917	$6,246	12%
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4 in the consolidated financial statements).

Net fee and commission revenues

Net fee and commission revenues were $7,737 million, an increase of $820 million or 12%, including the positive foreign exchange impact of $99 million.

Card revenues grew $117 million or 14% to $933 million primarily reflecting higher revenues in Canadian Banking from an increase in transaction-based fees.

Revenues from deposit services were $901 million, up $36 million or 4% over 2013 including the positive impact of foreign currency translation. Both Canadian Banking and International Banking contributed to the growth. The increase in other payment services was primarily from International Banking.

Credit fees were up $71 million or 8% from the prior year. Commitment and other credit fees were $778 million, up $61 million over 2013. Adjusting for the impact of foreign currency translation, Canadian Banking contributed to an increase of $20 million and Global Banking & Markets increased by $11 million in standby commitment fees. Acceptance fees were higher in both Global Banking & Markets reflecting trade finance activities, and Canadian Banking from higher volumes.

The increase in mutual fund fees of $188 million or 15% reflects higher average assets under management due to strong net sales and favourable market conditions.

Brokerage fees were up $95 million or 11% primarily from an increase in fee-based assets in the full service brokerage business.

Investment management and custody fees increased $9 million or 6%, primarily from higher assets under management in Global Wealth & Insurance.

Underwriting and other advisory fees were up year over year $209 million, or 42%, primarily from higher advisory fees in investment banking and from growth in equity and debt underwriting activity.

Non-trading foreign exchange fees were up $16 million or 4% to $420 million mainly from higher revenues in International Banking.

24      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Higher other fee and commission revenues were mainly from non-retail brokerage fees and pension management fees in Colombia and Peru.

Fee and commission expenses rose $42 million or 14% to $340 million. Higher card expenses reflected higher transaction volumes in Canadian Banking.

Outlook

Continued strong performance is expected in fee and commission revenues in 2015, across all categories, particularly in card revenues, mutual fund management fees and brokerage fees.

Other operating income

Other operating income (TEB) was $3,899 million, an increase of $570 million or 17% from 2013. Adjusting for the notable items in 2014 of $566 million and $150 million in the prior year (refer T3), the increase in operating income was $155 million or 5%.

Trading revenues of $1,451 million (TEB) fell by $146 million. Adjusting for the impact of the funding valuation adjustment, the underlying decrease was $116 million, primarily reflecting declines in global fixed income.

Net gains on investment securities were $741 million compared to $375 million in 2013 reflecting strong equity markets this year.

Net income from investments in associated corporations was $428 million, down from $681 million last year. Adjusting for the gain in 2013, underlying earnings were down $103 million, reflecting the impact of the CI disposition and lower contributions from Thanachart Bank in Thailand.

Insurance underwriting income was $474 million, an increase of $26 million or 6% due entirely to International Insurance. Premiums and claims were higher compared to the prior year.

Other income of $805 million was higher by $577 million than 2013, primarily from the impact of notable items of $596 million.

Outlook

Adjusting for the disposition gain in 2014, other operating income will be lower in 2015. Declines are expected in security gains from the strong levels in 2014, lower contributions from associated corporations, partly offset by higher trading revenues, which are expected to be above 2014 levels but are subject to market conditions and customer demand.

T9 Other operating income

For the fiscal years ($ millions)	2014	2013(1)	2012(1)	2014 versus 2013
Trading revenues(2)	$1,114	$1,300	$1,299	(14)%
Net gain on sale of investment securities	741	375	185	98
Net income from investments in associated corporations	428	681	448	(37)
Insurance underwriting income, net of claims	474	448	388	6
Other	805	228	1,110	100 +
Total other operating income	3,562	3,032	3,430	17
Taxable equivalent adjustment	337	297	271	13
Total other operating income (TEB)(3)	$3,899	$3,329	$3,701	17%
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	On a taxable equivalent basis trading revenues were $1,451 million (2013 – $1,597 million, 2012 – $1,570 million).
(3)	Refer to non-GAAP measures on page 17.

T10 Trading revenues

TEB(1) For the fiscal years ($ millions)	2014	2013	2012
By trading products:
Interest rate and credit	$415	$596	$503
Equities	92	120	115
Commodities	359	338	425
Foreign exchange	208	198	233
Other	40	48	23
Sub-total	1,114	1,300	1,299
Taxable equivalent adjustment	337	297	271
Total trading revenues (TEB)(1)	$1,451	$1,597	$1,570
% of total revenues	6.1%	7.4%	7.9%
(1)	Refer to non-GAAP measures on page 17.

2014  Scotiabank Annual Report      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

C10	Expenses

$ millions

C11	Productivity(1)

operating expenses as a % of revenue (TEB)

(1)	Amounts prior to 2011 calculated under CGAAP
(2)	Certain amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).

C12	Direct and indirect taxes(1)

$ millions

(1)	Amounts prior to 2011 have been prepared in accordance with CGAAP.
(2)	Amounts for 2013 and 2012 are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).

T11 Operating expenses and productivity

For the fiscal years ($ millions)	2014	2013(1)	2012(1)	2014 versus 2013
Salaries and employee benefits
Salaries	$3,680	$3,552	$3,231	4%
Performance-based compensation	1,669	1,558	1,477	7
Share-based compensation(2)	270	222	208	22
Other employee benefits	1,124	1,075	886	5
	$6,743	$6,407	$5,802	5%
Premises and technology
Premises
Net rent	392	378	321	4
Property taxes	82	83	85	(2)
Other premises costs	415	400	362	4
	$889	$861	$768	3%

Technology	$1,047	$954	$839	10%
	$1,936	$1,815	$1,607	7%

Depreciation and amortization
Depreciation	297	297	277	–
Amortization of intangible assets	229	219	169	5
	$526	$516	$446	2%

Communications	$417	$409	$373	2%

Advertising and business development	$571	$505	$450	13%

Professional	$471	$432	$340	9%

Business and capital taxes
Business taxes	276	234	203	18
Capital taxes	38	40	45	(4)
	$314	$274	$248	15%

Other	$1,623	$1,306	$1,170	24%

Total operating expenses	$12,601	$11,664	$10,436	8%
Productivity ratio (TEB)(3)	52.6%	54.0%	52.4%

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	Excludes Employee Share Ownership Plans.
(3)	Taxable equivalent basis. Refer to Non-GAAP measures on page 17.

Operating expenses

Total operating expenses in 2014 were $12,601 million, an increase of $937 million or 8% from last year. Adjusting for the impact of notable items in both 2014 and 2013 of $203 million and $74 million, respectively (refer T3), operating expenses increased $808 million or 7%. Foreign currency translation contributed 1% of this increase.

Salaries and employee benefits were $6,743 million this year, up $336 million or 5%. Adjusting for the 2013 notable item of $27 million, salaries increased $155 million or 4% mainly reflecting annual pay increases. Performance-based compensation was up $111 million or 7% from last year. Commissions in Global Wealth & Insurance were also higher in line with revenue growth. Share-based compensation increased $48 million or 22% largely due to changes in expected payouts and from the impact of hedging. Pensions and other employee benefits increased $49 million or 5% due to higher payroll taxes and Canadian benefits. These increases were partially offset by lower pension costs due to changes in actuarial valuations.

Premises costs rose $28 million or 3% to $889 million due to the unfavourable impact of foreign currency translation and inflation.

Technology costs for the year were $1,047 million, up $93 million or 10% over last year, mainly reflecting continuing investments in new and ongoing technology projects to support business growth.

Advertising and business development increased $66 million or 13% to $571 million. The increase reflected rebranding costs related to Tangerine as well as ongoing and new campaigns related mainly to the Canadian retail market, including the credit cards growth initiative.

Professional expenses rose $39 million or 9% to $471 million to support initiatives and technology investments.

Business and capital taxes were $314 million for the year, up $40 million or 15% reflecting higher deposit insurance in Canada and business taxes mainly in the Caribbean.

26      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Adjusting for the notable items of $203 million in 2014 and $47 million in 2013 (refer T3), other expenses were $161 million or 13% higher. This increase was due mostly to business volume-related expenses including loyalty reward point costs, and regulatory fees.

The productivity ratio in 2014 was 52.6%, an improvement from the previous year of 54.0%. Adjusting for notable items in 2014 and 2013, the productivity ratio in 2014 was 53.0% compared to 54.0%.

Operating leverage was a positive 2.8% or 2.0% after adjusting for the notable items.

Outlook

Adjusting for the notable items in 2014, expenses are expected to rise to support business expansion. The focus will be on achieving long term productivity and efficiency gains by investing in initiatives that enable a ‘low cost by design’ approach. This, coupled with ongoing investments in the businesses, both in Canada and internationally, will position the Bank to effectively support growth.

Taxes

The provision for income taxes was $2,002 million, an increase from $1,737 million last year. The Bank’s overall effective tax rate for the year was 21.5% compared to 20.8% for 2013. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and a proportionately lower benefit from tax-exempt income, partially offset by a lower tax rate on the disposition gain in the current year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 21% to 25% in 2015.

Credit Quality

Provision for credit losses

The total provision for credit losses was $1,703 million in 2014, up $415 million from the total provision of $1,288 million in 2013.

The provision for credit losses in Canadian Banking was $661 million, an increase of $183 million from $478 million last year, due to higher provisions in the retail portfolio which includes a $62 million notable item (refer T3) and $26 million related to updated loss parameters to capture recent portfolio trends for credit cards and auto loans.

The provision for credit losses in International Banking increased $250 million to $1,031 million. In the retail portfolio, provisions increased in line with volume growth when excluding the benefit of the credit mark on the acquired portfolio in Banco Colpatria. Higher retail provisions, primarily in Mexico, and largely in unsecured term loans, were partly offset by lower provisions in Chile. In the commercial portfolio, provisions were primarily higher in the Caribbean and Latin America with the former reflecting $83 million in provisions relating mainly to a small number of accounts in the hospitality portfolio. The provision this year includes a net benefit of $12 million due to net amortization of the credit mark on acquired loans in Colombia compared to a net benefit of $55 million last year.

The provision for credit losses in Global Wealth & Insurance was $2 million in 2014, a decrease of $1 million from $3 million in 2013.

The provision for credit losses in Global Banking & Markets was $9 million in 2014, down by $17 million from 2013. In the current year, lower provisions in the United States were somewhat offset by higher provisions in Europe and Canada.

T12 Provisions against impaired loans by business lines

For the fiscal years ($ millions)	2014	2013	2012	2011
Canadian Banking
Retail(1)	$607	$423	$419	$466
Commercial	54	55	87	126
	$661	$478	$506	$592
International Banking
Caribbean and Central America	247	$172	$192	$209
Latin America(2)	776	601	413	296
Asia and Europe	8	8	8	4
	$1,031	$781	$613	$509
Global Wealth & Insurance	$2	$3	$3	$2
Global Banking & Markets
Canada	3	$(7)	$7	$27
U.S.	2	38	20	(12)
Europe	4	(5)	3	18
	$9	$26	$30	$33
Total	$1,703	$1,288	$1,152	$1,136
(1)	2011 amounts have been restated for changes in business line structure effective 2011.
(2)	Latin America includes Mexico.

T13	Provision for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2014	2013	2012	2011
Canadian Banking
Retail	0.25%	0.18%	0.21%	0.25%
Commercial	0.17	0.18	0.31	0.50
	0.24	0.18	0.23	0.28
International Banking
Retail	2.15	2.06	1.93	1.88
Commercial	0.35	0.15	0.09	0.09
	1.01	0.86	0.75	0.75
Global Wealth & Insurance	0.03	0.05	0.05	0.03
Global Banking & Markets(1)	0.02	0.07	0.09	0.11
Weighted subtotal – provisions against impaired loans	0.40	0.32	0.33	0.36
Provisions against performing loans	0.00	0.00	0.03	(0.02)
Weighted total	0.40%	0.32%	0.36%	0.34%
(1)	Global Corporate and Investment Banking only.

T14 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2014	2013	2012	2011
Canadian Banking
Retail	0.21%	0.18%	0.22%	0.24%
Commercial	0.25	0.26	0.31	0.23
	0.21	0.19	0.23	0.24
International Banking
Retail	1.68	1.51	1.28	1.61
Commercial	0.15	(0.06)	0.05	0.07
	0.71	0.52	0.49	0.64
Global Wealth & Insurance	0.07	0.00	0.06	0.04
Global Banking & Markets(2)	0.15	0.13	0.01	0.11
Weighted total	0.33%	0.25%	0.27%	0.31%

(1)	Write-offs net of recoveries.
(2)	Global Corporate and Investment Banking only.

2014  Scotiabank Annual Report      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

C13	Credit losses*

Provisions against impaired loans as a % of average loans & acceptances

*	Amounts prior to 2011 calculated under CGAAP

C14	Net impaired loan ratio

as a % of loans & acceptances, as at October 31

C15	Gross impaired loans

as a % of equity & allowances for credit losses as at October 31

C16	Canadian retail portfolio

delinquent loans as a % of total loans

C17	International retail portfolio

delinquent loans as a % of total loans

T15 Impaired loans by business lines

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2014(1)	2013(1)	2014(1)	2013(1)	2014 (1)	2013(1)
Canadian Banking
Retail	$887	$756	$(550)	$(460)	$337	$296
Commercial	201	256	(183)	(195)	18	61
	$1,088	$1,012	$(733)	$(655)	$355	$357
International Banking
Caribbean and Central America	$1,470	$1,160	$(522)	$(454)	$948	$706
Latin America(2)	1,552	1,237	(915)	(700)	637	537
Asia and Europe	48	51	(23)	(20)	25	31
	$3,070	$2,448	$(1,460)	$(1,174)	$1,610	$1,274
Global Wealth & Insurance
Canada	$6	$10	$(2)	$(4)	$4	$6
International	3	5	–	–	3	5
	$9	$15	$(2)	$(4)	$7	$11
Global Banking & Markets
Canada	$22	$–	$(3)	$–	$19	$–
U.S.	11	184	–	(35)	11	149
Europe	–	42	–	(25)	–	17
	$33	$226	$(3)	$(60)	$30	$166
Totals	$4,200	$3,701	$(2,198)	$(1,893)	$2,002	$1,808
Allowance for credit losses on performing loans					(1,272)	(1,272)
Net impaired loans after allowance on performing loans					$730	$536

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2014 (1)	2013(1)
Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	7.98%	7.62%
Net impaired loans as a % of loans and acceptances	0.46%	0.44%
Allowance against impaired loans as a % of gross impaired loans	52%	51%

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Latin America includes Mexico.

Allowance for credit losses

The total allowance for credit losses was $3,470 million as at October 31, 2014 (excluding $171 million related to loans covered by FDIC guarantees in R-G Premier Bank of Puerto Rico), up from $3,165 million (excluding $108 million related to R-G Premier Bank) last year. The $305 million increase was mainly attributable to increases in International Banking and Canadian Retail.

Allowances in Canadian Banking increased by $78 million, primarily due to higher new provisions in the retail portfolio.

In International Banking, allowances increased by $286 million to $1,460 million. The increases were in Latin America (with the exception of Chile) and Caribbean & Central America.

Global Banking & Markets’ allowances decreased significantly to $3 million from $60 million, in line with the significant reduction in gross impaired loans.

The collective allowance for credit losses on performing loans remained unchanged at $1,272 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Impaired loans

Gross impaired loans increased to $4,200 million as at October 31, 2014, from $3,701 million last year.

Impaired loans in Canadian Banking increased by $76 million, primarily in the retail portfolio.

In International Banking, impaired loans increased by $622 million largely due to increases in Latin America and Caribbean & Central America.

In Global Wealth & Insurance, impaired loans decreased by $6 million. Impaired loans in Global Banking & Markets decreased by $193 million, attributable primarily to the portfolios in the United States and Europe.

Net impaired loans, after deducting the allowance for credit losses, were $2,002 million as at October 31, 2014, an increase of $194 million from a year ago.

As shown in Chart 14, net impaired loans as a percentage of loans and acceptances were 0.46% as at October 31, 2014, virtually unchanged from 0.44% a year ago.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

Banco Colpatria

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of October 31, 2014, the remaining credit mark adjustment was $25 million (October 31, 2013- $67 million).

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at October 31, 2014, on the loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $9 million and $7 million, respectively (October 31, 2013 -$80 million and $57 million).

The remaining credit mark reduced to $41 million (mostly the incurred loss mark) in 2014, from $204 million in 2013.

Tangerine Bank

On the Bank’s acquisition of Tangerine, to arrive at the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. There were no loans acquired at a deep discount within the purchased loan portfolio. As at the end of October 31, 2014, the remaining incurred loss mark and future expected loss mark were $2 million and $18 million, respectively (October 31, 2013 -$7 million and $23 million).

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio increased by $131 million from 2013 or 17%. Provision for credit losses in the Canadian retail portfolio were $607 million, up $184 million or 43% from last year reflecting the notable item, updated loss parameters and portfolio growth and change in product mix. The provision for credit losses as a percentage of average loans was 0.25%, compared to 0.18% last year.

In the Canadian commercial loan portfolio, gross impaired loans decreased by $55 million to $201 million. The provision for credit losses in the Canadian commercial loan portfolio was $54 million, down $1 million or 2% from last year.

International Banking

In retail, gross impaired loans increased by $298 million to $1,858 million during the year, with an increase attributable mainly to Caribbean & Central America, Peru and Mexico. The provision for credit losses in the retail portfolio increased to $807 million from $698 million last year, with higher provisions in Mexico, primarily in unsecured term loans.

In commercial banking, gross impaired loans were $1,212 million, an increase of $324 million over the prior year, reflected across most regions, and partially offset by Chile. The provision for credit losses in the commercial portfolio was $224 million in 2014, versus $83 million in 2013. The increase was attributable mainly to higher provisions in Caribbean & Central America and Latin America, primarily related to a provision of $83 million for a small number of accounts in the Caribbean hospitality industry.

Global Wealth & Insurance

Global Wealth & Insurance’s overall credit quality was strong in 2014. The provision for credit losses was $2 million and gross impaired loans were $9 million.

Global Banking & Markets

The provision for credit losses was $9 million in 2014, versus $26 million in 2013. The provisions this year were primarily in Europe and Canada.

Gross impaired loans in Global Banking & Markets decreased by $193 million in 2014 to $33 million. Impaired loans in the U.S. decreased by $173 million to $11 million and in Europe decreased by $42 million to nil. Impaired loans in Canada increased by $22 million year over year from nil the prior year.

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see T66 on page 98 and T70 on page 100). Chart 18 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 33% of the total. Latin America has 10% of the total exposure and the U.S. has 5%.

Chart 19 shows loans and acceptances by type of borrower (see T70 on page 100). Excluding loans to households, the largest industry exposures were financial services (5.1%), wholesale and retail (3.8%), and real estate and construction (3.5%).

2014  Scotiabank Annual Report      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

C18	Well diversified in Canada and internationally…

loans and acceptances, October 2014

C19	… and in household and business lending

loans & acceptances, October 2014

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry and country, with loan sales and credit derivatives used sparingly. In 2014, loans sales totaled $153 million, compared to $161 million in 2013. The largest volume of loan sales in 2014 related to loans in the transportation and media industries.

At October 31, 2014, there were no credit derivatives used to mitigate exposures in the portfolios, compared to $31 million (notional amounts) at October 31, 2013.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Hospitality, media and entertainment, and shipping portfolios are being closely managed.

Overview of loan portfolio – Top and emerging risks

While the Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, these loans accounted for $297 billion or 68% of the Bank’s total loans and acceptances outstanding (October 31, 2013 - $286 billion or 69%). Of these, $232 billion or 78% are real estate secured loans (October 31, 2013 - $228 billion or 81%).

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

T16 Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2014
	Residential mortgages						Home equity lines of credit
As at October 31	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,940	3.7	$5,168	2.7	$12,108	6.4	$2	–	$1,300	6.9	$1,302	6.9
Quebec	7,506	4.0	8,065	4.3	15,571	8.3	1	–	1,062	5.6	1,063	5.6
Ontario	47,031	24.9	46,380	24.6	93,411	49.5	3	0.1	9,409	49.5	9,412	49.6
Manitoba & Saskatchewan	4,639	2.5	3,684	1.9	8,323	4.4	1	–	885	4.7	886	4.7
Alberta	17,396	9.2	11,847	6.3	29,243	15.5	4	–	3,107	16.4	3,111	16.4
British Columbia & Territories	14,431	7.6	15,755	8.3	30,186	15.9	1	–	3,183	16.8	3,184	16.8
Canada(3)	$97,943	51.9%	$90,899	48.1%	$188,842	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
International	–	–	23,806	100	23,806	100	–	–	–	–	–	–
Total	$97,943	46.1%	$114,705	53.9%	$212,648	100%	$12	0.1%	$18,946	99.9%	$18,958	100%

	2013
Canada	$103,295	54.7%	$85,642	45.3%	$188,937	100%	$15	0.1%	$18,666	99.9%	$18,681	100%
International	–	–	20,928	100	20,928	100	–	–	–	–	–	–
Total	$103,295	49.2%	$106,570	50.8%	$209,865	100%	$15	0.1%	$18,666	99.9%	$18,681	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $1,518 million of which $632 million are insured.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

T17 Distribution of residential mortgages by amortization periods, and by geographic areas

	2014
	Residential mortgages by amortization
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.6%	34.0%	25.1%	6.2%	0.1%	100%
International	66.6%	20.5%	11.5%	1.2%	0.2%	100%
	2013
Canada	34.3%	29.4%	26.6%	9.5%	0.2%	100%
International	64.5%	21.2%	12.9%	1.1%	0.3%	100%

30      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Loan to value ratios

The Canadian residential mortgage portfolio is 48% uninsured (October 31, 2013 -45%). The average loan-to-value (LTV) ratio of uninsured portfolio is 54% (October 31, 2013 -57%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas.

T18 Loan to value ratios

	Uninsured LTV ratios(1)
	For the year ended October 31, 2014
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	67.6%	65.6%
Quebec	61.4	68.1
Ontario	61.1	64.6
Manitoba & Saskatchewan	65.7	66.7
Alberta	65.4	68.0
British Columbia & Territories	59.0	62.5
Canada	62.0%	65.0%
International	69.9%	N/A
	For the year ended October 31, 2013
Canada	63.0%	63.8%
International	71.1%	N/A

(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $978 million as at October 31, 2014 (October 31, 2013 – $971 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposure

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk by using risk limits calibrated to the credit worthiness of the sovereign exposure. The current European exposure is provided in Table 19 below.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

T19 European exposure

The current European exposure is provided below:

As at October 31	2014						2013
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure
Gross exposures	8,045	1,839	11,187	8,102	1,900	31,073	$27,749
Less: Undrawn commitments			11,187			11,187	8,370
Net funded exposure	8,045	1,839	–	8,102	1,900	19,886	$19,379

(1)	There are no individual allowances for credit losses. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $2,185 million and collateral held against SFT was $13,823 million.

2014  Scotiabank Annual Report      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

T20 Funded exposures

Below are the funded exposures related to all European countries:

As at October 31	2014(1)				2013
($ millions)	Sovereign(2)	Bank	Corporate(3)	Total	Total
Greece	$–	$–	$384	$384	$432
Ireland	19	2	274	295	226
Italy	(10)	268	13	271	407
Portugal	–	3	3	6	28
Spain	79	33	218	330	316
Total GIIPS	$88	$306	$892	$1,286	$1,409

U.K.	$1,078	$1,832	$5,162	$8,072	$6,799
Germany	1,258	527	750	2,535	2,398
France	2,105	631	341	3,077	2,934
Netherlands	42	281	265	588	1,012
Switzerland	–	357	612	969	1,945
Other	588	274	2,497	3,359	2,882
Total Non-GIIPS	$5,071	$3,902	$9,627	$18,600	$17,970
Total Europe	$5,159	$4,208	$10,519	$19,886	$19,379
Total Europe as at October 31, 2013	$3,540	$4,904	$10,935	$19,379
(1)	Amounts in brackets represent net short positions arising from trading transactions.
(2)	Includes $397 million (October 31, 2013 – $170 million) in exposures to supra-national agencies.
(3)	Corporate includes financial institutions that are not banks.

T21 Bank’s exposure distribution by country

The Bank’s exposures are distributed as follows:

As at October 31	2014(1)					2013
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$380	$–	$4	$–	$384	$432
Ireland	37	18	240	–	295	226
Italy	307	1	(41)	4	271	407
Portugal	–	–	6	–	6	28
Spain	237	–	88	5	330	316
Total GIIPS	$961	$19	$297	$9	$1,286	$1,409

U.K.	$4,094	$1,432	$1,363	$1,183	$8,072	$6,799
Germany	852	317	1,272	94	2,535	2,398
France	563	11	2,363	140	3,077	2,934
Netherlands	307	71	140	70	588	1,012
Switzerland	563	37	320	49	969	1,945
Other	2,544	45	415	355	3,359	2,882
Total Non-GIIPS	$8,923	$1,913	$5,873	$1,891	$18,600	$17,970
Total Europe	$9,884	$1,932	$6,170	$1,900	$19,886	$19,379
(1)	Bracketed amounts represent net short positions arising from trading transactions.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of October 31, 2014, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.3 billion, down from $1.4 billion last year.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $18 million and $1 million in trading book securities. The Bank was net long securities in sovereign exposures to Spain ($79 million) and short to Italy ($10 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $268 million, as at October 31, 2014 (October 31, 2013 – $375 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $384 million (October 31, 2013 – $432 million) related primarily to secured loans to shipping companies.

Securities exposures to European sovereigns and banks (excluding GIIPS) was $4.9 billion as at October 31, 2014 (October 31, 2013 – $4.4 billion), predominately related to issuers in France, Germany and the United Kingdom. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

32      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Undrawn commitments of $11 billion (October 31, 2013 – $8.4 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $7.5 billion as at October 31, 2014 (October 31, 2013 – $5.1 billion). As at October 31, 2014 commitments related to letters of credit with banks amounted to $3.6 billion (October 31, 2013 – $2.9 billion). Undrawn commitments are detailed further by country in Table 22.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

–	letters of credit or guarantees (included as loan equivalents in the above table) associated with entities in European countries.

Included in the indirect exposure detailed in Table 22 was $452 million in indirect securities related to GIIPS, $131 million to Germany, $66 million to the United Kingdom and $55 million to Switzerland. Indirect exposure by way of letters of credit totaled $1,839 million at October 31, 2014 (October 31, 2013 – $1,523 million), of which $43 million (October 31, 2013 – $69 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed in Table 22, the Bank had Euro-denominated collateral held for non-European counterparties of $1,371 million (October 31, 2013 – $680  million).

T22 Indirect exposures

As at October 31	Undrawn Commitments		Indirect Exposure
($ millions)	2014	2013	2014	2013
Greece	$–	$–	$–	$–
Ireland	87	68	(1)	18
Italy	45	74	7	21
Portugal	–	–	–	–
Spain	57	294	490	209
Total GIIPS	$189	$436	$496	$248

U.K.	$5,662	$4,043	693	$524
Germany	791	782	313	370
France	1,269	647	346	273
Netherlands	1,056	845	175	172
Switzerland	806	548	172	229
Other	1,414	1,069	365	288
Total Non-GIIPS	$10,998	$7,934	$2,064	$1,856
Total Europe	$11,187	$8,370	$2,560	$2,104

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at October 31, 2014, the Bank had no CDS protection on funded exposures. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong given its low exposure to areas and regions of concern and broad global diversification.

Domestically, retail provision for credit losses are expected to increase from asset growth and changes in the business mix particularly for credit cards and auto loans, which is within our risk appetite and aligned to our strategy. Provisions for non-retail loans are expected to increase moderately from the unusually low levels experienced in 2014. Internationally, provision for credit losses are expected to increase from asset growth, acquisitions and a reduction of credit mark adjustments associated with acquired portfolios.

2014  Scotiabank Annual Report      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fourth Quarter Review

Q4 2014 vs. Q4 2013

Net income

Net income was $1,438 million in the fourth quarter compared to $1,676 million in the same quarter last year. Adjusting for the notable items of $265 million (refer T23), net income grew by $27 million or 2%. Good volume growth, higher interest margins, and the positive impact of foreign currency translation were largely offset by increased provision for credit losses and higher operating expenses.

Total revenue

Total revenue (TEB) of $5,848 million was up $371 million or 7% from the same quarter last year. Adjusting for the notable items of $77 million (refer T23), total revenue increased by $448 million or 8%. The year-over-year increase in revenues reflected higher net interest income from asset growth and improved interest margin, stronger non-interest revenues, including higher banking fees and wealth management revenues and the positive impact of foreign currency translation. Partly offsetting was lower income from investment in associated corporations due to the disposition of CI in June 2014.

Net interest income

Net interest income (TEB) was $3,105 million, $228 million or 8% higher than the same quarter last year. The increase in net interest income, including the positive impact of foreign currency translation, was attributable to asset growth in International Banking and Canadian Banking and an increase in the core banking margin.

The core banking margin was 2.39%, up from 2.31% last year. The increase in the margin was primarily due to higher margins in both Canadian Banking and International Banking, and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates.

Net fee and commission revenues

Net fee and commission revenue of $2,042 million was up $259 million or 15% from last year. This increase was primarily from higher banking fees, wealth management revenues in mutual funds and brokerage commissions, as well as growth in underwriting fees and the positive impact of foreign currency translation.

Other operating income

Other operating income (TEB) of $701 million was down $116 million or 14%. Adjusting for the notable items of $77 million (refer T23), other operating income declined by $39 million or 5%. Lower trading revenues and income from associated corporations were partly offset by higher net gains on investment securities.

Provision for credit losses

The provision for credit losses was $574 million in the fourth quarter compared to $321 million in the same period last year. Adjusting for the notable item of $62 million (refer T23), the provision for credit losses rose by $191 million. The year-over-year increase was entirely in International Banking and Canadian Banking and includes a $62 million notable item (refer T23), as well as additional provisions of $26 million related to Canadian retail accounts and $83 million in International Banking for certain accounts in the Caribbean hospitality portfolio.

Operating expenses and productivity

Operating expenses were $3,361 million in the fourth quarter, an increase of $384 million or 13% over the same quarter last year. Notable items of $203 million (refer T3) accounted for just over half of the increase. The negative impact of foreign currency translation was 1%. The remaining growth was due mainly to higher salaries and benefits from annual pay increases, higher payroll taxes and other benefits. Other increases were due to increased spend on technology initiatives and higher business taxes in the Caribbean.

The productivity ratio in the fourth quarter was 57.5%, up from 54.4% in the same quarter last year. Adjusting for notable items the current quarter ratio was 53.3%.

Taxes

The effective income tax rate for this quarter was 20.6% compared to 20.3% in the same quarter last year. The increase in the effective rate was due primarily to lower tax recoveries partially offset by higher levels of tax-exempt income this year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Q4 2014 vs. Q3 2014

Net income

Net income was $1,438 million this quarter, compared to $2,351 million in the previous quarter. Adjusting for this quarter’s notable items of $265 million and last quarter’s notable gain of $555 million (refer T23), net income fell $93 million or 5%. This quarter over quarter decline was primarily from higher provision for credit losses, lower net interest income, and reduced operating income reflecting the disposition last quarter. The decrease in net income was partly offset by higher banking fees and wealth management revenues.

Total revenue

Total revenue (TEB) was $5,848 million, a reduction of $728 million or 11% from the previous quarter mostly due to the notable items in both quarters. The underlying decline in total revenue of $8 million was due mainly to lower net interest margin, trading revenues, and net income from investment in associated corporations. These decreases were entirely offset by higher banking fees, wealth management revenues, and higher net gains on investment securities.

Net interest income

Net interest income (TEB) declined $50 million to $3,105 million. The core banking margin was 2.39% compared to 2.41%. The decrease in the margin was primarily in Canadian Banking and International Banking.

Net fee and commission revenues

Net fee and commission revenue was $2,042 million, up $80 million or 4%. This increase was mainly from higher retail banking fees, mainly in International Banking and higher wealth management revenues.

Other operating income

Other operating income (TEB) was $701 million, a reduction of $758 million from the prior quarter, mostly from the notable items in both quarters. The underlying decline of $38 million or 5% was primarily from lower trading revenues and net income from investment in associated corporations. Partly offsetting was higher net gains on investment securities.

Provision for credit losses

The provision for credit losses was $574 million for the fourth quarter compared with $398 million from last quarter. Adjusting for the notable item of $62 million (refer T23), provision for credit losses rose by $114 million. The increase was entirely in International Banking and Canadian Banking and includes additional provisions of $26 million related to Canadian retail accounts and $83 million in International Banking for certain accounts in the Caribbean hospitality portfolio.

Operating expenses and productivity

Operating expenses were up $221 million or 7%. Adjusting for notable items, expenses were up $18 million or 1%. Higher technology, professional, and advertising expenses, primarily related to initiatives, were largely offset by lower performance and share-based compensation.

The productivity ratio was 57.5% compared to 47.8% in the previous quarter. Adjusting for notable items, the ratios were 53.3% versus 52.9% respectively.

Taxes

The effective income tax rate this quarter was 20.6% compared to 20.3% last quarter. The increase in the effective rate was due primarily to a lower tax rate on the disposition gain in the prior quarter, partly offset by higher levels of tax-exempt income this quarter.

T23 Notable Items

	For the three months ended
($ millions, except EPS)	October 31 2014			July 31 2014
	Pre-tax	After-tax	EPS Impact	Pre-tax	After-tax	EPS Impact
Gain on sale
Sale of majority of holding in CI Financial Corp.(1)	$–	$–		$643	$555
Restructuring charges	(148)	(110)		–	–
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	(62)	(46)		–	–
Valuation adjustments
Funding valuation adjustment	(30)	(22)		–	–
Revaluation of monetary assets in Venezuela	(47)	(47)		–	–
Legal provisions	(55)	(40)		–	–
Total	$(342)	$(265)	$(0.22)	$643	$555	$0.45
By Consolidated Statement of Income line
Trading revenues	$(30)	$(22)		$–	$–
Other operating income – other	(47)	(47)		643	555
Other operating income/Total revenue	(77)	(69)		643	555
Provision for credit losses	(62)	(46)		–	–
Other operating expenses	(203)	(150)		–	–
Total	$(342)	$(265)	$(0.22)	$643	$555	$0.45
(1)	Includes an after-tax unrealized gain of $152 million ($174 million pre tax) on the reclassification of the Bank’s remaining investment to available-for-sale securities.

2014  Scotiabank Annual Report      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

Quarterly Financial Highlights

T24 Quarterly financial highlights

For the three months ended

	Oct. 31 2014	July 31 2014	April 30 2014	Jan. 31 2014	Oct. 31(1) 2013	July 31(1) 2013	April 30(1) 2013	Jan. 31(1) 2013	Oct. 31(1) 2012	July 31(1) 2012	April 30(1) 2012	Jan. 31(1) 2012
Total revenue ($ millions)	$5,747	$6,487	$5,725	$5,645	$5,400	$5,515	$5,213	$5,171	$4,851	$5,516	$4,692	$4,587
Total revenue (TEB(2)) ($ millions)	5,848	6,576	5,809	5,725	5,477	5,594	5,295	5,245	4,925	5,593	4,761	4,655
Net income ($ millions)	$1,438	$2,351	$1,800	$1,709	$1,676	$1,747	$1,582	$1,605	$1,502	$2,050	$1,440	$1,398
Basic earnings per share ($)	1.10	1.86	1.40	1.33	1.30	1.37	1.23	1.26	1.19	1.70	1.17	1.21
Diluted earnings per share ($)	1.10	1.85	1.39	1.32	1.29	1.36	1.22	1.24	1.18	1.68	1.15	1.18
(1)	Amounts for prior periods are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	Refer to non-GAAP measures on page 17.

Net income

The Bank reported good results throughout 2014 with growth in performance through the first three quarters, followed by a slight decline in underlying performance in the fourth quarter resulting mainly from lower net interest income and lower trading revenues, and higher loan losses. Adjusting for the disposition gain of $555 million (refer T23), diluted EPS in the third quarter was $1.40. Fourth quarter net income was significantly lower as a result of $265 million of notable items (refer T23).

Net interest income

Net interest income rose during the first three quarters of the year before declining by $50 million in the fourth quarter from lower net interest margins in Canadian Banking and International Banking. Core banking assets increased steadily during 2014 from continuing strong loan growth in Latin America, in part from the benefit from the impact of foreign currency translation, and consumer auto loan and commercial loan growth in Canadian Banking, as well as corporate loan growth in Global Banking & Markets. Low spread deposits with banks have increased since the fourth quarter of last year.

The core banking margin improved eight basis points from the fourth quarter last year to the fourth quarter this year. The margin increased during the first two quarters from improved margins in both Canadian Banking and International Banking and the maturity of higher cost wholesale funding and debentures replaced by wholesale funding at lower current rates. The margin decreased slightly in the third and fourth quarters this year from narrower spreads in Canadian and International Banking and higher volumes of low yielding deposits with banks.

Canadian Banking’s margin improved during the first three quarters from higher mortgage, credit card and credit line spreads and strong growth in higher spread products, including credit cards and then declined slightly in the fourth quarter from lower spread in consumer auto loans and mortgage prepayment income. International Banking’s margin increased in the first three quarters of 2014 from higher spreads across all countries in Latin America and in Asia, and then narrowed slightly in the fourth quarter. Spreads in Global Banking & Markets corporate lending portfolio declined slightly during each quarter from lower spreads in the U.S. Corporate loan portfolio.

Non-interest income

Underlying non-interest revenues grew steadily during the year, while the third quarter also included the benefit of the disposition gain of

$555 million. Fourth quarter non-interest revenue was negatively impacted by notable items of $77 million (refer T23). Banking revenues trended upward during the year with strong growth in card fees in Canada and Latin America. Both mutual fund fees and retail brokerage fees grew steadily throughout the year reflecting higher average assets under management and assets under administration. Quarterly trading revenues reflected the different levels of market opportunities during the year, up in the second quarter, but fell during the third and fourth quarters below the average of the prior six quarters. The level of net gains on investment securities reflected market opportunities.

Provision for credit losses

Provision for credit losses increased steadily during the year in both Canadian Banking and International Banking reflecting loan volume growth and higher loss ratios in both business lines. Provisions in the fourth quarter include a $62 million notable item (refer T23), as well as additional provisions of $26 million related to Canadian retail accounts and $83 million in International Banking for certain accounts in the Caribbean hospitality portfolio. The provision for credit losses in Global Banking & Markets continued to be at minimal levels.

Operating expenses

Operating expenses increased during the year, primarily due to notable items of $203 million (refer T23) in the fourth quarter. Technology costs increased in the third and fourth quarters reflecting a higher level of costs incurred for business expansion and investment in new initiatives in the latter half of the year. The timing of share and performance based compensation and advertising and business development costs contributed to the quarterly fluctuations.

Provision for income taxes

The effective tax rate ranged between 20% and 22% reflecting different levels of income earned in lower tax jurisdictions and the timing of the benefit of net income from associated corporations. The tax rate declined in the third quarter due to the disposition gain at the capital gains tax rate and remained steady in the fourth quarter as a result of higher tax benefits in certain International jurisdictions and the restructuring charges at higher than average tax rates.

An eight quarter trend in net income and other selected information is provided on page 107.

36      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Results Review: 2013 vs. 2012

In order to identify key business trends between 2013 and 2012, commentary and the related financial results are below.

Net income

Scotiabank had record results in 2013 and met or exceeded all of its financial objectives. Net income was $6,610 million, $220 million or 3% higher than last year’s record results. Diluted earnings per share (EPS) were $5.11 as compared to $5.18 in 2012. Return on equity was at 16.6% compared to 19.9% last year.

The 2013 net income included a non-recurring after-tax benefit of $90 million in International Banking from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax) and (iii) a restructuring charge in the Bank’s Uruguay operations ($20 million after tax). Combined, these non-recurring items amounted to 7 cents per share. 2012 net income benefited from real estate gains of $708 million or 61 cents per share. Adjusting for these items, net income grew by $838 million or 15% and diluted earnings per share were $5.04 as compared to $4.57 in 2012, an increase of 10.3%. Underlying ROE was a strong 16.3% compared to 17.7% in 2012.

Total revenue

Total revenues on a taxable equivalent basis (TEB) rose 8% from the 2012 to $21,611 million. Adjusting for the above noted gain from an associated corporation this year, the real estate gains in 2012 and the positive impact of foreign currency translation, total revenues increased by 11%.

Net interest income

Net interest income (TEB) increased $1,378 million or 14% to $11,365 million, primarily from the contribution of acquisitions and growth in average core banking assets. The core banking margin remained unchanged from the 2012.

Non-interest income

Net fee and commission revenue was $6,917 million, up $671 million or 11% year over year. Acquisitions accounted for approximately one-third of the increase. Growth was primarily in wealth management fees, from higher mutual fund asset levels and brokerage commissions. Banking revenue growth was broad-based across all revenue categories.

Other operating income (TEB) was $3,329 million a decrease of $372 million or 10% from 2012, which reflected the impact of the real estate gains in 2012. Partly offsetting was the noted gain from an associated corporation in 2013. Adjusting for these items, the growth was 11% reflecting higher net gains on investment securities and insurance revenues.

Provision for credit losses

The provision for credit losses increased $36 million to 1,288 million from $1,252 million in 2012.

Operating expenses

Operating expenses rose 12% over 2012 to $11,664 million. Approximately half of this growth was attributable to acquisitions, the negative impact of foreign currency translation, and the above noted non-recurring items. The remaining increase reflects initiatives to support business growth, higher employee benefits costs and increased rent due to the sale of Scotia Plaza in 2012. Operating leverage was positive 1.3%, after adjusting for the 2012 real estate gains and the above noted non-recurring items in 2013.

Provision for income taxes

The Bank’s overall effective income tax rate was 20.8% compared to 19.7% for 2012. The increase in the effective tax rate was due primarily to the impact of lower taxes on the sale of real estate assets in 2012.

T25 Financial Results Review

For the year ended October 31, 2013 ($ millions)(2)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$5,419	$4,923	$409	$787	$(188)	$11,350
Non-interest income	1,554	2,498	3,587	2,793	(483)	9,949
Total revenue	$6,973	$7,421	$3,996	$3,580	$(671)	$21,299
Provision for credit losses	478	781	3	26	0	1,288
Non-interest expenses	3,583	4,138	2,411	1,589	(57)	11,664
Provision for income taxes	761	584	336	510	(454)	1,737
Net income	$2,151	$1,918	$1,246	$1,455	$(160)	$6,610
Net income attributable to non-controlling interests	–	192	39	–	–	231
Net income attributable to equity holders of the Bank	$2,151	$1,726	$1,207	$1,455	$(160)	$6,379
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2013 ($312 million) to arrive at the amounts reported in Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Taxable equivalent basis. Refer to non-GAAP measures on Page 17.

For the year ended October 31, 2012 ($ millions)(2)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,610	$4,456	$442	$760	$(298)	$9,970
Non-interest income	1,531	2,029	3,072	2,744	300	9,676
Total revenue	$6,141	$6,485	$3,514	$3,504	$2	$19,646
Provision for credit losses	506	613	3	30	100	1,252
Non-interest expenses	3,192	3,683	2,076	1,507	(22)	10,436
Provision for income taxes	642	463	315	524	(376)	1,568
Net income	$1,801	$1,726	$1,120	$1,443	$300	$6,390
Net income attributable to non-controlling interests	3	168	25	–	–	196
Net income attributable to equity holders of the Bank	$1,798	$1,558	$1,095	$1,443	$300	$6,194
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288 million) to arrive at the amounts reported in Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Taxable equivalent basis. Refer to non-GAAP measures on Page 17.

2014  Scotiabank Annual Report      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial performance of business lines

Canadian Banking

Canadian Banking’s net income attributable to equity holders was $2,151 million in 2013, $350 million or 19% higher than in 2012. Return on economic equity was 33.4% versus 35.9% in 2012. Retail, small business, and commercial banking all generated strong performances.

Total revenues were $6,973 million, up $832 million or 14% from 2012.

Net interest income increased 18% to $5,419 million. Excluding the impact of Tangerine, the underlying growth in net interest income was driven by strong asset and deposit growth. The net interest margin decreased 5 basis points to 2.04% due mainly to the acquisition of Tangerine.

International Banking

Net income attributable to equity holders increased by $168 million or 11% to $1,726 million including a $90 million after tax benefit from (i) the sale of a subsidiary by an associated corporation in Thailand ($150 million), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million), and (iii) a restructuring charge in Uruguay ($20 million). Adjusting for these items, net income increased by $78 million or 5% driven by acquisitions and solid underlying revenue growth, which included an after-tax gain of $25 million on the sale of a non-strategic business in Peru. Partly offsetting were higher provision for credit losses, operating expenses and income taxes. Return on economic equity was 14.2% versus 11.9% in 2012.

Total revenues of $7,421 million increased 14%. Excluding the $203 million benefit (on a tax-normalized basis) of the noted gain in an associated corporation in Thailand and the favourable impact of foreign exchange translation, revenues rose $632 million or 10%.

Net interest income increased 10% driven by solid loan growth and acquisitions. The net interest margin at 4.11% was relatively flat compared to 4.13% in 2012. Net fee and commission revenues increased 8% to $1,403 million largely driven by the acquisitions and higher underlying retail and commercial fees. Net income from associated corporations increased $283 million. Excluding the noted gain (on a tax-normalized basis) in an associated corporation, contributions were up $80 million or 21% mainly in Asia. Other operating income rose 23% to $427 million due mainly to the gain on the sale of a non-strategic business in Peru and higher net gains on investment securities.

Global Wealth & Insurance

Global Wealth & Insurance reported net income attributable to equity holders of $1,207 million, an increase of $112 million or 10%

compared to 2012. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales, improved financial market conditions and the acquisitions of Colfondos in Colombia and AFP Horizonte in Peru. Return on economic equity was 16.7% compared to 13.5% in 2012.

Total revenues for the year were $3,996 million, an increase of $482 million or 14% over 2012. The increase in revenues was driven by strong growth across the wealth management and insurance businesses and from acquisitions.

Global Banking & Markets

Global Banking & Markets reported net income attributable to equity holders of $1,455 million in 2013, a slight increase of $12 million or 1% from 2012. This result was positively impacted by solid contributions from the diversified client platform. Solid revenue growth across the business platform led to record revenues, however this was mitigated by growth in expenses. Return on economic equity was 27.6% compared to 26.3% in 2012.

Total revenues during 2013 were a record $3,580 million compared to $3,504 million in 2012, an increase of 2% as the business continues to benefit from a diversified products and services platform. The fixed income, equities and Canadian corporate lending businesses experienced record revenues during 2013. Also contributing was very strong growth in the corporate lending business in Europe. These were partly offset by declines in the commodities, investment banking, precious metals, U.S. corporate lending and foreign exchange businesses.

Other

The Other segment had a net loss attributable to equity holders of $160 million in 2013, compared to a net income of $300 million in 2012. 2012 net income benefited from $708 million after-tax gains on sale of real estate assets.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $312 million in 2013, compared to $288 million in 2012.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

38      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Position 2013 vs. 2012

Total assets

The Bank’s total assets at October 31, 2013 were $744 billion, up $75 billion or 11% from October 31, 2012, including approximately $28 billion related to the acquisition of Tangerine.

Cash and deposits with financial institutions grew by $6 billion, due mainly to increases in interest bearing deposits with central banks, while precious metals decreased $4 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $16 billion.

Trading assets

Trading assets increased $9 billion from October 31, 2012. Trading securities rose $10 billion from higher holdings of common equities, and U.S. and Canadian provincial government debt. Trading loans decreased $2 billion due mainly to a reduction in precious metals trading and lending activities.

Investment securities

Investment securities grew by $1 billion due mainly to increased holdings of other foreign government debt. As at October 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $980 million, an increase of $89 million from October 31, 2012. The change was due mainly to increases in common equities, as unrealized gains on debt securities declined year over year.

Loans

Loans increased $50 billion or 14% from October 31, 2012. Residential mortgages increased $34 billion mainly from the acquisition of Tangerine. Personal and credit card loans rose $8 billion due mainly to growth in Canada and Mexico. Business and government loans were up $8 billion due primarily to growth in Latin America and Asia.

Total liabilities

Total liabilities were $698 billion as at October 31, 2013, up $70 billion or 11% from October 31, 2012, including $35 billion from Tangerine.

Deposits

Total deposits increased by $52 billion. Personal deposits grew by $33 billion primarily from the acquisition of Tangerine. Business and government deposits increased $20 billion, $6 billion from the Tangerine acquisition as well as other growth in Canada and the U.S. Deposits by financial institutions decreased $1 billion.

Other Liabilities

Obligations related to securities sold under repurchase agreements and securities lent, as well as obligations related to securities sold short, grew by $21 billion and $6 billion, respectively. Derivative instrument liabilities decreased $6 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total shareholders’ equity increased $5,722 million from October 31, 2012. This increase was driven by internal capital generation of $3,293 million, the issuance of common shares of $1,377 million, comprised of $99 million for the purchase of Colfondos in Colombia and $1,278 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $300 million of preferred shares during the year.

Accumulated other comprehensive income increased $1,133 million due mainly to remeasurement of employee benefit plan assets and liabilities and reduced unrealized foreign exchange translation on the Bank’s investments in its foreign operations.

2014  Scotiabank Annual Report      39

MANAGEMENT’S DISCUSSION AND ANALYSIS

C20	Loan portfolio

loans & acceptances, $ billions, as at October 31

C21	Deposits

$ billions, as at October 31

GROUP FINANCIAL CONDITION

T26 Condensed statement of financial position

As at October 31 ($ billions)	2014	2013	2012
Assets
Cash, deposits with financial institutions and precious metals	$64.0	$62.2	$59.7
Trading assets	113.2	96.5	87.6
Securities purchased under resale agreements and securities borrowed	93.9	82.5	66.2
Investment securities	38.7	34.3	33.4
Loans	424.3	402.2	352.6
Other	71.6	65.9	68.7
Total assets	$805.7	$743.6	$668.2

Liabilities
Deposits	$554.0	$517.9	$465.7
Obligations related to securities sold under repurchase agreements and securities lent	89.0	77.5	57.0
Other liabilities	108.6	97.0	95.7
Subordinated debentures	4.9	5.8	10.1
Total liabilities	$756.5	$698.2	$628.5

Equity
Common equity	45.0	40.2	34.3
Preferred shares	2.9	4.1	4.4
Non-controlling interest in subsidiaries	1.3	1.1	1.0
Total equity	$49.2	$45.4	$39.7
Total liabilities and shareholders’ equity	$805.7	$743.6	$668.2

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2014 were $806 billion, up $62 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total assets were up $40 billion or 5%.

Cash and deposits with financial institutions increased $3 billion, due mainly to higher interest bearing deposits with central banks, while precious metals decreased $2 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased $11 billion.

Trading Assets

Trading assets increased $17 billion from October 31, 2013 due primarily to an increase in trading securities of $11 billion from higher holdings of common equities and Canadian government debt and an increase in trading loans of $3 billion.

Investment Securities

Investment securities grew by $4 billion due mainly to increased holdings of U.S. government debt for liquidity management purposes. As at October 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $847 million, a decrease of $133 million from October 31, 2013. The decrease was due mainly to realized gains on sales in 2014.

Loans

Loans increased $22 billion or 5% from October 31, 2013. Adjusting for the impact of foreign currency translation, loans increased $15 billion or 4%. Residential mortgages increased $3 billion mainly in Latin America and the Caribbean as underlying growth in Canadian residential mortgages was generally offset by the planned run-off of a component of Tangerine’s mortgage portfolio. Personal and credit card loans rose $8 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $11 billion mainly in Canada and Latin America.

Other Assets

Investments in associates decreased $2 billion due mainly to the partial sale and the reclassification of the Bank’s remaining holdings in CI Financial Corp. to available-for-sale securities, offset in part by the acquisition of Canadian Tire’s Financial Services business.

Liabilities

Total liabilities were $756 billion as at October 31, 2014, up $58 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total liabilities increased $38 billion or 5%.

Deposits

Total deposits increased by $36 billion, including the impact of foreign currency translation of $16 billion. Personal deposits grew by $4 billion due primarily to growth in Canada and Latin America. Business and government deposits increased $29 billion to support asset growth.

Other Liabilities

Obligations related to securities sold under repurchase agreements and securities lent grew by $11 billion, in part to finance growth in securities purchased under resale agreements and securities borrowed. Derivative instrument liabilities increased $7 billion, which was similar to the increase in derivative instrument assets.

40      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Equity

Total shareholders’ equity increased $3,824 million from October 31, 2013. This increase was driven by internal capital generation of $3,806 million, issuance of common shares of $771 million mainly through the Dividend Reinvestment Plan and the exercise of options. Accumulated other comprehensive income increased $561 million due primarily to unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. These increases were partly offset by the repurchase and cancellation of 4.5 million common shares for $320 million under the Normal Course Issuer Bid program. The Bank redeemed $1,150 million of preferred shares during the year.

Outlook

Assets and deposits are expected to continue to grow in 2015, with increases spread across all business lines. In Canada, lower growth in residential mortgages is expected to be offset by growth in other lending categories. Internationally, lending assets and deposits are expected to grow.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk Management section “Risk appetite framework” on page 65. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The three primary regulatory risk-based capital ratios, Common Equity Tier 1, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Capital adequacy standards for Canadian banks are regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). These standards are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II).

As compared to previous standards, Basel III places a greater emphasis on common equity by introducing a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory deductions. These regulatory adjustments include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets, pension assets and investments in financial institutions over certain thresholds. Overall, the Basel III rules increase the level of regulatory deductions relative to Basel II.

Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

On January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These requirements were effective on January 1, 2013 for Canadian banks. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. All of the Bank’s current preferred shares, capital instruments and subordinated debentures do not meet these additional criteria and are subject to phase-out commencing January 2013. The Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

In addition, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks. The Bank is expected to maintain a material operating buffer above the minimum capital ratio requirements.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements, a scalar for CVA risk-weighted assets of 0.57 was used in the first two quarters of 2014. At Q3 and Q4 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute the CET1, Tier 1 and Total ratios, respectively.

2014  Scotiabank Annual Report      41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

Regulatory developments related to capital

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework. Revisions to the framework related primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: lower credit conversion factors for certain off-balance sheet commitments; further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the existing Assets-to-Capital Multiple (ACM), effective Q1 2015. Institutions will be expected to maintain a material operating buffer above the 3% minimum. The Bank expects to meet OSFI’s authorized Leverage ratio. Disclosure in accordance with OSFI’s September 2014 Public Disclosure Requirements related to Basel III Leverage ratio will be made commencing Q1 2015.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, and economic capital. (These results are used in capital planning and strategic decision-making.)

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal economic and regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

For economic capital, the Bank’s medium-term internal target is that common shareholder’s equity should be at least 100% of required economic capital. However, in the short term, it may be as low as 95% of required economic capital and supported by preferred shares.

For regulatory capital, the Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 65 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

Regulatory capital ratios

The Bank continues to maintain strong high quality capital levels which positions it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 10.8%. Increases in the CET1 ratio were primarily due to strong internal capital generation, the sale of the Bank’s investment in CI Financial Corp. which significantly lowered regulatory capital deductions, and prudent management of asset growth. The Bank continued to issue common shares through its Dividend Reinvestment (DRIP), stock option and share purchase plans; however, the Bank eliminated the 2% discount on the DRIP and initiated share repurchases through its Normal Course Issuer Bid program during the year to manage its capital levels. The Bank’s investment in Canadian Tire Financial Services in the fourth quarter had a modest impact on its capital position. In addition, redemptions of non-common capital instruments during the year resulted in Basel III all-in Tier 1 and Total capital ratios of 12.2% and 13.9%, respectively, as at year end.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratios of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital respectively. These ratios were also strong by international standards.

In addition to the regulatory risk-based capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2014, the Bank’s ACM of 17.1x was well below the regulatory maximum. OSFI has decided to replace the ACM with the Basel III Leverage ratio effective Q1, 2015.

Outlook

The Bank will continue to have a strong capital position in 2015. Capital will be prudently managed to support organic growth initiatives and selective acquisitions that enhance shareholder returns, while maintaining full compliance with evolving regulatory changes.

42      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T27 Regulatory capital(1)

IFRS	CGAAP
Basel III All-in	Basel II

As at October 31 ($ millions)	2014	2013	2012	2011	2010
Common Equity Tier 1 capital
Total Common Equity(2)	$44,965	$40,569	$34,755	$27,932	$23,199
Qualifying non-controlling interest in Common Equity of subsidiaries	514	479	966	640	579
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(3)	(10,482)	(9,772)	(7,840)	(6,860)	(3,638)
Threshold related deductions	(305)	(3,630)
Net deferred tax assets (excluding those arising from temporary differences)(4)	(620)	(752)
Other Common Equity Tier 1 capital deductions(4)(5)	(330)	(535)
Common Equity Tier 1	33,742	26,359
Preferred shares(6)	2,934	4,084	4,384	4,384	3,975
Capital instrument liabilities – trust securities(6)	1,400	1,400	2,150	2,900	3,400
Other Tier 1 capital adjustments(7)	(3)	71	21	(507)	(2,181)
Net Tier 1 Capital	38,073	31,914	34,436	28,489	25,334
Tier 2 capital
Subordinated debentures, net of amortization(6)	4,871	5,841	9,893	6,723	6,790
Eligible collective allowance for inclusion in Tier 2 and excess allowance (re: IRB approach)	468	971	454	353	574
Qualifying Non-controlling interest in Tier 2 capital of subsidiaries	180	115
Other Tier 2 capital adjustments(7)	–	–	(2,590)	(3,033)	(3,099)
Tier 2 capital	5,519	6,927	7,757	4,043	4,265
Total regulatory capital	43,592	38,841	42,193	32,533	29,599

Risk weighted assets ($ billions)
Credit risk	261.9	240.9	210.0	200.8	180.5
Market risk	17.3	15.4	13.8	5.9	10.5
Operational risk	33.3	31.9	29.5	27.3	24.0
CET1 risk-weighted assets(8)	$312.5	$288.2	$253.3	$234.0	$215.0

Capital ratios
Common Equity Tier 1 capital ratio	10.8%	9.1%	N/A	N/A	N/A
Tier 1 capital ratio(9)	12.2%	11.1%	13.6%	12.2%	11.8%
Total capital ratio(9)	13.9%	13.5%	16.7%	13.9%	13.8%
Assets to capital multiple(10)	17.1	x	17.1	x	15.0	x	16.6	x	17.0	x

(1)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 41). Prior period amounts have not been restated for new and amended IFRS standards as they represent the actual amounts reported in that period for regulatory purposes.
(2)	Amounts for periods 2012 and prior exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Reported amounts are based on OSFI’s requirements that Goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(4)	2013 has been restated for presentation purposes
(5)	Other CET1 capital deductions under Basel III all-in include deferred tax assets (excluding those arising from timing differences) and Defined Benefit Pension Fund Assets and other items.
(6)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(7)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. Basel II deductions include 50/50 deduction of certain investments in associated corporations and other items.
(8)	At Q4 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65, and 0.77 for CET1 capital ratio, Tier 1 capital ratio and Total capital ratio respectively.
(9)	For fiscal 2012, excluding the equity issued for the Bank’s acquisition of Tangerine, Tier 1 and Total Capital ratios were 12.9% and 16.0% respectively.
(10)	Under Basel III, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

T28 Changes in regulatory capital(1)

	IFRS			CGAAP
	Basel III All-in		Basel II

For the fiscal years ($ millions)	2014	2013	2012	2011	2010
Total capital, beginning of year	38,841	$42,193	$32,533	$29,599	$28,588
Implementation of Basel III		$(1,906)
Changes in Common Equity Tier 1
Net Income attributable to Common Equity Holders of the Bank	6,916	6,422	6,243	5,181	4,239
Dividends paid to Equity Holders of the Bank	(3,110)	(3,075)	(2,713)	(2,416)	(2,224)
Shares issued	771	1,404	4,872	2,657	829
Shares repurchased/redeemed	(320)
Movements in Accumulated Other Comprehensive Income, excluding Cash Flow Hedges(2)	410	482	168	(624)	(590)
Change in Non-controlling interest in Common Equity of Subsidiaries NCIB	35	119	339	62	24
Change in Goodwill and other intangible assets (net of related tax liability)(3)	(710)	(1,928)	(577)	(1,612)	(142)
Other changes including regulatory adjustments below:	3,391	(379)
–Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	132	48
–Significant investments in the common equity of other financial institutions (amount above 10% threshold)	2,583	(147)
–Other capital deductions	941
–Other	(265)	(280)
Changes in Common Equity Tier 1	7,383	$3,045	N/A	N/A	N/A
Changes in Additional Tier 1 Capital
Issued	–	–	–	409	265
Redeemed	(1,150)	(1,050)	(750)	(500)	–
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(74)	23	(1,634)	(3)	(717)
Changes in Additional Tier 1 Capital	(1,224)	$(1,027)	$5,948	$3,154	$1,684

Changes in Tier 2 Capital
Issued	–	–	3,250	–	–
Redeemed	(970)	(4,052)	–	(67)	(43)
Collective allowances eligible for inclusion in Tier 2 and Excess Allowance under AIRB	(502)	517	101	(218)	3
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	64	71	361	65	(633)
Changes in Tier 2 Capital	(1,408)	$(3,464)	$3,712	$(220)	$(673)
Total capital generated (used)	4,751	$(3,352)	$9,660	$2,934	$1,011
Total capital, end of year	43,592	$38,841	$42,193	$32,533	$29,599

(1)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 41). Prior period amounts have not been restated for new and amended IFRS standards as they represent the actual amounts reported in that period for regulatory purposes.
(2)	The Bank implemented IFRS on November 1, 2011, however amounts related to regulatory capital for prior periods have not been restated as they represent the actual amounts in the period for regulatory purposes.
(3)	Reported amounts are based on OSFI’s requirements that Goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.

2014  Scotiabank Annual Report      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

C22 Tier 1 capital* %, as at October 31
* Amounts prior to 2012 are calculated under Basel II and amounts prior to 2011 calculated under CGAAP

C23	Dividend growth

dollars per share

C24	Internally generated capital*

$ billions, for years ended October 31

* Amounts prior to 2011 calculated under CGAAP

Regulatory Capital Components

Bank regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1, consists primarily of common shareholders’ equity, a proration of non-controlling interests, and regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares or non-qualifying preferred shares and innovative tier 1 instruments subject to phase-out. Tier 2 capital consists mainly of qualifying or non-qualifying subordinated debentures subject to phase-out and the eligible allowances for credit losses.

The Bank’s Common Equity Tier 1 capital was $33.7 billion as at October 31, 2014, an increase of $7.4 billion from the prior year primarily from:

•	$3.8 billion growth from internal capital generation. Over the past 5 years, the Bank’s level of internal capital generation has been consistently strong;

•	$3.7 billion from lower capital deductions, mainly due to the sale of the Bank’s investment in CI Financial Corp.;

•

$0.5 billion increase from common share issuances issued through the Bank’s Dividend Reinvestment Program and Share Purchase Plans net of share repurchases under the Bank’s Normal Course Issuer Bid; and,

•	$0.4 billion increase from movements in Accumulated Other Comprehensive Income, including foreign currency translation.

Partly offset by:

•

$0.7 billion increase in goodwill primarily from revisions to OSFI’s Capital Adequacy Requirements Guideline for the reporting of goodwill related to significant investments, including the Bank’s recent investment in Canadian Tire Financial Services, and growth in other intangible assets.

The Tier 1 capital ratio was also impacted by redemptions of $1.2 billion of preferred shares and the Total Capital ratio was further impacted by redemptions of $1.0 billion of subordinated debentures. In addition, revisions to OSFI’s Capital Adequacy Requirements Guideline for the collective allowance reduced Total Capital by $0.5 billion.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividends twice in 2014. The annual dividend payout in 2014 was $2.56, compared to $2.39 in 2013, an increase of 7%. The Bank’s Board has approved target dividend payout ratio of 40-50%. Adjusting for notable items, in 2014 the dividend payout ratio was 46.9%, compared to 47.1% in 2013.

T29 Selected capital management activity

For the fiscal years ($ millions)	2014	2013	2012
Dividends
Common	$3,110	$2,858	$2,493
Preferred	155	217	220
Common shares issued(1)(2)	771	1,377	4,803
Common shares repurchased for cancellation under the Normal Course Issuer Bid(2)	(56)	–	–
Preferred shares redeemed(3)	(1,150)	(300)	–
Subordinated debentures issued(4)	–	–	3,250
Maturity, redemption and repurchase of subordinated debentures(4)	(1,000)	(4,210)	(20)
Issuance/(redemption) of trust securities	–	(750)	(750)

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	For further details, refer to Note 26 of the consolidated financial statements.
(3)	For further details, refer to Note 27 of the consolidated financial statements.
(4)	For further details, refer to Note 23 of the consolidated financial statements.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange approved its normal course issuer bid (the “bid”) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases. During the year ended October 31, 2014, the Bank repurchased and cancelled 4.5 million common shares under this bid at an average price of $71.04 per share for a total amount of approximately $320 million.

44      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 30. Further details, including exchangeability features, are discussed in Notes 26 and 27 of the consolidated financial statements.

T30 Shares and other instruments

As at October 31, 2014 Share data	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$15,231	$0.66	–	1,216,582
Preferred shares
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.185500	2.97	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.163625	2.62	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.174875	2.80	2,623
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12a,c,d)	$750	$28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12b,c,d)	650	39.01	7.802	650

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(13)(14)				23,355

(1)	Dividends on common shares are paid quarterly. As at November 21, 2014, the number of outstanding common shares and options was 1,216,649 thousand and 23,287 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the consolidated financial statements in the Bank’s 2014 Annual Report for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
12	(a) On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 26 and 27 – Restrictions on dividend payments]. Under the circumstances outlined in 12(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
12	(b) On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 12(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
12	(c) The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
12	(d) No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 26 and 27 – Restrictions on dividend payments].
(13)	Included are 364 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.
(14)	During 2013, certain employees voluntarily renounced 2,835 thousand Tandem SARs while retaining their corresponding option for shares.

2014  Scotiabank Annual Report      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P).

In July 2014, Moody’s placed the senior debt ratings of several of the Canadian banks on “negative outlook”. In August 2014, Standard & Poor’s took a similar action, changing the outlook for several Canadian banks to “Negative” from “Stable”. These actions are not downgrades, nor do they suggest that downgrades are highly likely to follow. Rather, these changes suggest that, over the next 12-18 months, these rating agencies feel that a downgrade is more likely than an upgrade for the Canadian banks. Both rating agencies cited the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for these system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

In addition, Moody’s placed the Bank’s standalone rating – which assumes no government support – on “negative outlook”. This is also not a downgrade. This change was done primarily because Moody’s believes that the Bank’s international business is more risky than its Canadian business and is likely to grow more rapidly in the coming years. Moody’s also cited the Bank’s plans to grow its unsecured consumer lending businesses – both in Canada and internationally – as a reason for the change.

The Bank remains confident that it will retain very high credit ratings.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk-weights to on- and off-balance sheet exposures. Common Equity Tier 1 (CET1) RWA increased by $24.2 billion in 2014 to $312.5 billion. The key contributors to the change were credit risk of $20.9 billion (including the impact of foreign currency translation of $8.7 billion), market risk of $1.8 billion and operational risk of $1.5 billion. In addition, Tier 1 and Total Capital RWA increased by $0.8 billion and $2.0 billion, respectively, due to the adoption of OSFI prescribed scalars for CVA risk-weighted assets.

CET1 Credit risk-weighted assets

CET1 credit risk-weighted assets of $261.9 billion increased $20.9 billion as shown in Table 31 from the following components:

•	Underlying business growth added $8.5 billion to RWA largely as a result of increases in retail and business lending across all business lines.

•

Improvement in the credit quality of the portfolio resulted in a $5.7 billion reduction in RWA. In addition to positive migration of exposures to higher ratings, favourable credit experiences resulted in improved risk parameters which are updated at least annually to account for increased historical data and changes in model estimates/assumptions.

•	Model enhancements to retail AIRB models increased RWA by $2.3 billion.

•

Methodology and policy changes of $5.0 billion are a result of the phase-in adoption of the Basel III CVA capital requirements based on the OSFI prescribed scalar for CET1 RWA of 57% which will increase to 100% by 2019.

•	Acquisitions/disposals include higher RWA of $2.2 billion due to the impact on threshold deductions from the sale of CI Financial Corp. and the carrying value of the remaining investment.

•

The impact of foreign exchange translation added $8.7 billion mainly due to the Canadian dollar weakening against the U.S. dollar. The Bank’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates.

T31 – Flow statement for Basel III All-in credit risk-weighted assets ($ millions)

	2014		2013

Credit risk-weighted assets movement by key driver(1) ($ millions)	Credit Risk	Of which Counterparty Credit Risk	Credit Risk	Of which Counterparty Credit Risk
CET1 Credit risk-weighted assets as at beginning of year	$240,940	$10,471	$209,966	$6,642
Book size(2)	8,546	2,283	12,448	799
Book quality(3)	(5,742)	(582)	(745)	56
Model updates(4)	2,272	–	–	–
Methodology and policy(5)	5,003	5,003	11,473	2,863
Acquisitions and disposals	2,144	–	3,843	–
Foreign exchange movements	8,724	760	3,955	111
Other	–	–	–	–
CET1 Credit risk-weighted assets as at end of year(6)	$261,887	$17,935	$240,940	$10,471
Tier 1 CVA scalar	790	790	–	–
Tier 1 Credit risk-weighted assets as at end of year(6)	262,677	18,725	240,940	10,471
Total CVA scalar	1,186	1,186	–	–
Total Credit risk-weighted assets as at end of year(6)	$263,863	$19,911	$240,940	$10,471
(1)	Includes counterparty credit risk.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).
(6)	At Q4 2014, risk-weighted assets were calculated using scalars of 0.57, 0.65, and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio respectively.

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For

AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system described on page 72. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T32 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0595%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0595% – 0.1563%
A to A-	A2 to A3	A to A (low)		90	0.0654% – 0.1681%
BBB+	Baa1	BBB (high)		87	0.1004% – 0.2595%
BBB	Baa2	BBB		85	0.1472% – 0.3723%
BBB-	Baa3	BBB (low)		83	0.2156% – 0.5342%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.3378% – 0.5929%
BB	Ba2	BB		77	0.5293% – 0.6582%
BB-	Ba3	BB (low)		75	0.6582% – 0.8292%
B+	B1	B (high)		73	0.8292% – 1.6352%
B to B-	B2 to B3	B to B (low)		70	1.6352% – 3.0890%
CCC+	Caa1	-	Watch list	65	3.0890% – 10.8179%
CCC	Caa2	-		60	10.8179% – 20.6759%
CCC- to CC	Caa3 to Ca	-		40	20.6759% – 37.0263%
-	-	-		30	37.0263% – 60.8493%
Default			Default	27-21	100%

(1)	Applies to non-retail portfolio
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

T33 Non-retail AIRB portfolio exposure by internal rating grade(1)(2)

As at October 31 ($ millions)		2014					2013(3)

Grade	IG Code	Exposure at default ($)(5)	RWA ($)	PD (%)(6)(9)	LGD (%)(7)(9)	RW (%)(8)(9)	Exposure at default ($)(5)	RWA ($)	PD (%)(6)(9)	LGD (%)(7)(9)	RW (%)(8)(9)
Investment grade(4)	99-98	61,045	399	0.01	16	1	56,907	643	0.01	15	1
	95	33,352	6,484	0.07	37	19	35,103	6,871	0.08	35	20
	90	40,114	7,315	0.09	36	18	37,154	9,052	0.12	37	24
	87	33,212	8,750	0.14	37	26	26,626	8,472	0.15	39	32
	85	30,343	11,577	0.21	42	38	31,949	11,418	0.24	39	36
	83	31,433	15,552	0.33	45	49	29,932	14,624	0.32	43	49
Non-Investment grade	80	27,175	14,914	0.42	44	55	26,530	13,304	0.44	41	50
	77	16,253	10,357	0.57	43	64	14,466	9,000	0.66	41	62
	75	16,578	11,180	0.83	41	67	13,367	9,260	0.95	39	69
	73	5,223	4,401	1.64	38	84	4,337	3,241	1.60	34	75
	70	4,556	4,453	3.09	37	98	3,774	3,477	3.11	34	92
Watch list	65	815	1,454	10.80	45	178	1,030	1,871	10.91	44	182
	60	500	1,101	20.34	44	220	591	1,326	20.87	44	224
	40	816	2,003	33.23	47	245	706	1,562	32.23	40	221
	30	37	77	59.18	50	208	11	18	56.81	42	164
Default(10)	27-21	1,018	1,467	100	48	144	1,527	3,327	100	43	218
Total, excluding residential mortgages		302,470	101,484	0.78	35	34	284,010	97,466	0.99	34	34
Government guaranteed residential mortgages		83,446	–	–	15	–	86,216	–	–	15	–
Total		385,916	101,484	0.61	31	26	370,226	97,466	0.76	30	26

(1)	Refer to the Bank’s Quarterly Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk-weighting.
(2)	Excludes securitization exposures.
(3)	2013 has been restated for presentation purposes.
(4)	Excludes government guaranteed residential mortgage of $83.4 billion.
(5)	After credit risk mitigation.
(6)	PD – Probability of Default
(7)	LGD – Loss Given Default including certain conservative factors as per Basel accord.
(8)	RW – Risk Weight
(9)	Exposure at default used as basis for estimated weightings.
(10)	Gross defaulted exposures, before any related allowances.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis.

The historical data used for estimating these risk measures exceeds the minimum 5-year AIRB requirement for PD estimates and the minimum 7-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel III Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

2014  Scotiabank Annual Report      47

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and

•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 33.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed and re-calibrated on at least an annual basis to ensure that they reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2014, are shown in Table 34. During this period the actual experience was significantly better than the estimated risk parameter:

T34 Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	1.02	0.24
Average LGD	38.03	27.87
Average CCF(2)	61.31	8.80

(1)	Estimated parameters are based on portfolio averages at Q3/13, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and the committed undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is a portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 2014.

T35 Retail AIRB portfolio exposure by internal rating grade(1)(2)

As at October 31 ($ millions)		2014					2013
Category	PD Range	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	26,232	408	0.04	27	2	16,578	207	0.03	13	1
Very low	0.0500% – 0.1999%	70,129	3,277	0.12	22	5	87,255	4,410	0.12	28	5
Low	0.2000% – 0.9999%	66,984	14,012	0.47	39	21	46,058	8,890	0.46	37	19
Medium low	1.0000% – 2.9999%	16,215	8,616	1.80	45	53	17,928	8,854	1.70	51	49
Medium	3.0000% – 9.9999%	7,953	6,186	4.94	47	78	10,669	8,095	4.82	41	76
High	10.0000% – 19.9999%	2,307	3,273	12.84	59	142	934	1,452	12.86	61	156
Extremely high	20.0000% – 99.9999%	1,969	3,027	40.40	52	154	2,077	2,570	34.45	36	124
Default(7)	100%	644	–	100.00	71	–	597	–	100.00	63	–
Total		192,433	38,799	1.47	33	20	182,096	34,478	1.41	32	19
(1)	Refer to the Bank’s Quarterly Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk-weighting.
(2)	After credit risk mitigation.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate as described in the Validation Guidelines. Comparison of estimated and actual loss parameters for the period ended July 31, 2014 are shown in Table 36. During this period the actual experience was significantly better than the estimated risk parameters.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T36 Estimated and actual loss parameters(1)

($ millions)	Average Estimated PD (%)(2)(7)	Actual Default Rate (%)(2)(5)	Average Estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential Real Estate secured
Residential mortgages
Insured mortgages(8)	0.89	0.63	–	–	–	–
Uninsured mortgages	0.53	0.43	15.87	12.44	–	–
Secured lines of credit	0.91	0.24	26.69	17.19	79	72
Qualifying revolving retail exposures	1.59	1.47	72.04	68.68	464	456
Other retail	1.93	1.29	64.86	52.51	9	8
(1)	Excludes the acquisition of Tangerine.
(2)	Account weighted aggregation.
(3)	Default weighted aggregation.
(4)	EAD is estimated for revolving products only.
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore exclude any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to the reporting date.
(8)	Actual and Estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas Estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Market Risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary on page 76.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

Below are the market risk requirements as at October 31, 2014 and 2013.

T37 Total market risk capital

($ millions)	2014	2013
All bank VaR	$241	$192
All bank stressed VaR	428	397
Incremental risk charge	396	338
Comprehensive risk measure	130	166
CRM surcharge	139	112
Standardized approach	46	31
Total market risk capital	$1,380	$1,236
(1)	Equates to $17,251 million of market risk-weighted assets (2013 – $15,454 million).

T38 Risk weighted assets movement by key drivers

	Market risk

($ millions)	2014	2013
RWAs as at beginning of the year	$15,454	$13,823
Movement in risk levels(1)	1,986	1,537
Model updates(2)	(189)	94
Methodology and policy(3)	–	–
Acquisitions and disposals	–	–
Other	–	–
RWA as at end of the year	$17,251	$15,454
(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are imbedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets increased by $1.8 billion to $17.3 billion as shown in Table 38 mainly due to movements in risk levels related to exposure in Global Fixed Income which increased VaR and the Incremental Risk Charge.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank currently applies the Standardized Approach for calculating operational risk capital as per applicable Basel Standards. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its pre-application to OSFI to use the Advanced Measurement Approach (AMA), and plans to submit its full application in fiscal 2015. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation. The impact on required regulatory capital is not determinable at this time.

Operational risk-weighted assets increased by $1.5 billion during the year to $33.3 billion due to organic growth in gross income. There were no material operational risk losses during the year.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

2014  Scotiabank Annual Report      49

MANAGEMENT’S DISCUSSION AND ANALYSIS

The major risk categories included in economic capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk for economic capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for economic capital is based on a model incorporating actual losses, adjusted for an add-on for regulatory capital.

•	Other risks include additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of economic capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously.

The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 17. Table 50 on page 70 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

Structured entities

Arrangements with structured entities include structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages certain structured entities (see discussion on other unconsolidated structured entities on page 51).

All structured entities are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets, and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a structured entity.

Consolidated structured entities

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles and consolidates these structured entities in the Bank’s consolidated financial statements.

As at October 31, 2014, total assets of consolidated structured entities were $36 billion, compared to $41 billion at the end of 2013. The decrease was primarily due to repayments by Scotia Covered Bond Trust and Scotiabank Covered Bond Guarantor Limited Partnership, and the maturity of the Notes of one of the Bank’s funding vehicles in the second quarter of the year. In addition, two of the Bank’s funding vehicles were deconsolidated as a result of the adoption of IFRS 10; consequently their assets are no longer reflected with the total assets of consolidated structured entities. More details of the Bank’s consolidated structured entities are provided in Note 16(a) to the consolidated financial statements on page 163.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $20 million in 2014, unchanged from 2013, from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 16(b) to the consolidated financial statements on pages 164 and 165.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $18 million in 2014, compared to $15 million in 2013. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

50      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.1 billion as at October 31, 2014 (October 31, 2013 – $4.2 billion). The year-over-year decrease was due to normal business operations. As at October 31, 2014, total commercial paper outstanding for the Canadian-based conduits was $2.7 billion (October 31, 2013 – $3.0 billion) and the Bank held less than 0.5% of the total commercial paper issued by these conduits. Table 39 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2014 and 2013, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA– or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2014. Approximately 55% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates 1.5 years. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

T39 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2014
	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$1,486	$464	$1,950
Trade receivables	171	556	727
Canadian residential mortgages	880	395	1,275
Equipment loans/leases	170	3	173

Total(3)	$ 2,707	$ 1,418	$ 4,125

	2013

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$1,385	$775	$2,160
Trade receivables	521	197	718
Canadian residential mortgages	1,112	163	1,275
Equipment loans/leases	–	–	–

Total(3)	$ 3,018	$ 1,135	$ 4,153
(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $ 2,833 million as at October 31, 2014, (October 31, 2013 – $1,257 million). The year-over-year increase reflects an increase in the financing needs of the Bank’s corporate customers.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank earned $1,822 million income from its involvement with the unconsolidated Bank-sponsored structured entities for the year ended October 31, 2014 (for the year ended October 31, 2013 – $1,585 million).

Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT) and/or third parties. The sale of such mortgages does not qualify for derecognition with the exception of sale of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,499 million as at October 31, 2014, compared to $1,590 million last year. The transferred mortgages sold to CHT and/or third parties continue to be recognized on balance sheet along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 15 to the consolidated financial statements on Page 162.

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored Structured entity. Hollis issues notes to third-party investors and the Bank, and the proceeds of such issuance are used to purchase a co-ownership interest in the receivables originated by the Bank. The sale of such co-ownership interest does not qualify for derecognition. Recourse of the note holders is limited to the purchased interest. The subordinated notes issued by the Structured entity are held by the Bank. During the year, $602.4 million (October 31, 2013 – $602.4 million) of assets were securitized through Hollis.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2014, these amounted to $26 billion, compared to $24 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2014, these commitments amounted to $137 billion, compared to $119 billion last year.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $465 million in 2014, compared to $434 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 38 to the consolidated financial statements on pages 189 to 191.

2014  Scotiabank Annual Report      51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives, including embedded derivatives that must be separately accounted for, are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements (see pages 129 and 132).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 65 to 89. In addition, Note 39 to the consolidated financial statements on pages 191 to 200 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 78. For trading activities, Table 53 on page 79 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 12% (2013 – 15%) had a term to maturity greater than 5 years.

Note 10 to the consolidated financial statements (see pages 151 to 155) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 7 to the consolidated financial statements (see pages 141 to 143) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $1,918 million as at October 31, 2014 (October 31, 2013 – favourable $337 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and other liabilities. The year-over-year change in the fair value over carrying value arose mainly from changes in interest rates. Fair value estimates are based on market conditions as at October 31, 2014, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on page 91.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 9 to the consolidated financial statements (see page 150). These designations were made primarily to significantly reduce accounting mismatches.

Selected credit instruments – publically known risk items

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities as a percent of the Bank’s total assets is insignificant as at October 31, 2014, and are shown in Table 40. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.25% of the Bank’s total assets as at October 31, 2014, and are shown in Table 40.

T40 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2014		2013
	Non-trading portfolio	Trading portfolio	Non-trading portfolio		Trading portfolio
Canadian NHA mortgage-backed securities(1)	$–	$1,431	$–		$733
Commercial mortgage-backed securities	30	132	2	(2)	170	(3)
Other residential mortgage-backed securities	107	473	127		292
Total	$137	$2,036	$129		$1,195

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.
(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure by investing and holding corporate loans or bonds. Cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans.

As at October 31, 2014, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $87 million (October 31, 2013 – $548 million). The fair value was $84 million (October 31, 2013 – $535 million). The year-over-year decline was due primarily to disposals and repayments during the year. None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, without any U.S. mortgage-backed securities.

52      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 41 below.

T41 Collateralized debt obligations (CDOs)

As at October 31 Outstanding ($ millions)	2014		2013
	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$2,151	$50	$2,529	$31
CDOs – purchased protection	$1,973	$(4)	$1,938	$8

The change in the notional amounts of the CDO sold protection is due mainly to trades that matured during the year. The change in fair value of CDOs was due to tightening in credit spreads that occurred during the year. Based on positions held at October 31, 2014, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $0.3 million in net income.

All of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Other

As at October 31, 2014, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

2014  Scotiabank Annual Report      53

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

In 2014, the Bank reported its results through four business operating segments. Effective November 1, 2014 for fiscal 2015, the Canadian and International businesses within Global Wealth & Insurance will be included in Canadian Banking and International Banking’s results respectively. As well, certain Asia business activity currently reported in International Banking will be included in Global Banking & Markets. Prior period comparative results will be restated. Below are the results of the Bank’s four business operating segments for 2014.

CANADIAN BANKING

Canadian Banking had net income attributable to equity holders of $2,188 million in 2014. Adjusting for notable items (refer T44), net income grew by 5% to $2,261 million. This was a result of asset and deposit growth and a widening margin driven mainly from credit cards, mortgages and credit lines, as well as higher non-interest revenues. Partly offsetting, were higher provisions for credit losses and expenses. Return on economic equity was 31.0% compared to 33.4% last year.

C25 Canadian Banking net income(1) $ millions

INTERNATIONAL BANKING

International Banking had net income attributable to equity holders of $1,492 million, a decrease of $234 million from last year. Adjusting for the 2014 notable items and the 2013 net notable gain of $90 million (refer T44), net income fell by $65 million or 4%. The benefits of strong asset growth in Latin America and the positive impact of foreign currency translation were more than offset by margin compression, lower contribution from associated corporations and securities gains, and higher provisions for credit losses and expenses. Return on economic equity was 11.7% compared to 14.2% last year.

C26 International Banking net income(1) $ millions

GLOBAL WEALTH & INSURANCE

Global Wealth & Insurance reported net income attributable to equity holders in 2014 of $1,831 million, including the disposition gain of $534 million. Earnings were primarily driven by strong performance across the Wealth and Insurance businesses. Wealth business benefited from higher Assets under Management and Assets under Administration reflecting continued growth in net sales and favourable market conditions. Return on economic equity was 28.2% compared to 16.7% last year, primarily due to the disposition gain.

C27 Global Wealth & Insurance net income(1) $ millions

GLOBAL BANKING & MARKETS

Global Banking & Markets reported net income attributable to equity holders of $1,459 million in 2014 in line with last year. Strong performances in the underwriting and advisory business were partly offset by lower revenues in fixed income. The increase in revenues was offset by higher performance based-expenses and higher taxes. Return on economic equity increased to 30.4% from 27.6% last year.

C28 Global Banking & Markets net income(1) $ millions

(1)	Net income attributable to equity holders.

54      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES OVERVIEW

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:
• Net income	• Return on economic equity	• Productivity ratio	• Loan loss ratio	• Employee engagement

T42 2014 financial performance

($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income(2)	$5,690	$5,352	$446	$728	$89	$12,305
Net fee and commission revenues	1,672	1,460	3,364	1,522	(281)	7,737
Net income / (loss) from investments in associated corporations	–	411	156	–	(139)	428
Other operating income(2)	74	300	1,080	1,563	117	3,134
Total revenue(2)	7,436	7,523	5,046	3,813	(214)	23,604
Provision for credit losses	661	1,031	2	9	–	1,703
Operating expenses	3,810	4,330	2,727	1,729	5	12,601
Provision for income taxes(2)	777	489	440	616	(320)	2,002
Net income	$2,188	$1,673	$1,877	$1,459	$101	$7,298
Net income attributable to non-controlling interest
Non-controlling interests in subsidiaries	–	181	46	–	–	227
Capital instrument equity holders	–	–	–	–	–	–
Net income attributable to equity holders of the Bank	$2,188	$1,492	$1,831	$1,459	$101	$7,071
Return on economic equity(3) (%)	31.0%	11.7%	28.2%	30.4%	–	16.1%
Total average assets ($ billions)	$280	$139	$15	$283	$79	$796
Total average liabilities ($ billions)	$193	$89	$20	$209	$237	$748

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes, changes in the collective allowance on performing loans, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Taxable equivalent basis. See non-GAAP measures on page 17.
(3)	Non-GAAP measure. Return on equity for the business lines is based on economic equity attributed. See non-GAAP measures on page 17.

Effective fiscal 2014, the Bank enhanced its funds transfer pricing methodology that is used to allocate interest income and expense to the business lines. The enhancements included a transfer of higher regulatory liquidity costs, and a reduced interest value for certain deposit types. These enhancements result in reducing the net interest cost in the Other segment and reducing the net interest income in the business segments. These changes have no impact on the Bank’s consolidated results. Prior years amounts have also been retrospectively adjusted for IFRS changes described on page 26. The impact of both these changes on net income attributable to equity holders is presented below:

T43 Impact of IFRS changes and funds transfer pricing methodology enhancements

For the year ended October 31, 2013 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(36)	(13)	(8)	11	3	(43)
Funds transfer pricing methodology enhancements	(117)	(10)	(57)	(38)	222	–
Total	(153)	(23)	(65)	(27)	225	(43)

For the year ended October 31, 2012 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(29)	2	(6)	(15)	(1)	(49)
Funds transfer pricing methodology enhancements	(109)	(9)	(44)	(32)	194	–
Total	(138)	(7)	(50)	(47)	193	(49)

T44 Notable Items
The following is the impact of the 2014 notable items on Business Line results. Refer also to Table 3, Page 20 for additional details.

	2014						2013(1)
For the year ended October 31 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total	Total
Revenues	$–	$(47)	$615	$(2)	$–	$566	$150
Provision for credit losses	62	–	–	–	–	62	–
Operating expenses	36	41	11	29	86	203	72
Net income before income taxes	$(98)	$(88)	$604	$(31)	$(86)	$301	$78
Income taxes	(25)	(9)	78	(9)	(24)	11	(12)
Net income	$(73)	$(79)	$526	$(22)	$(62)	$290	$90
Net income attributable to equity holders of the Bank	$(73)	$(79)	$526	$(22)	$(62)	$290	$90

(1) 2013 Notable items relate to International Banking.

2014  Scotiabank Annual Report      55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, and small business and commercial customers in Canada. Starting in 2015, Canadian Banking will also include Canadian Wealth Management and Insurance.

2014 Achievements

•    Delivered an industry leading customer experience

–   Highest Customer Retention Index of the Big 5 Banks (Source: Hay Research International Switching Study, 2013)

–   #2 in Share-of-Wallet Among All Financial Institutions (Source: Ipsos Reid, Canadian Financial Monitor, 2014)

•    Completed key milestones to transform Retail Banking

–   Completed significant realignment and cross-country training of salesforce to connect customers with the right banker to manage all their needs, and launched industry leading financial planning software

–   First Canadian bank to launch sales capabilities in our Mobile Banking channel

•    Made strides in Business Banking

–   Achieved strongest growth in net new Small Business customers over the past five years

–   Roynat Equity Partners turned an investment in Pineridge Bakery into a record gain

•    Expanded our capabilities in payments, investments and deposits

–   Achieved double-digit growth in credit cards

–   Canadian Banking achieved record mutual fund net sales; ScotiaFunds ranked #1 in market share growth and percentage growth in assets over the past three years (Source: IFIC Data)

–   Recognized as Best Online Deposit, Credit and Investment Product Offerings in North America by Global Finance, 2014

•   Strengthened our differentiated core businesses

–   Continued to lead the automotive lending space with double-digit asset growth

–   Successfully closed a strategic partnership transaction with Canadian Tire Corporation that includes a 20% equity interest in Canadian Tire Financial Services and became the exclusive provider of new financial products to Canadian Tire customers as part of a wide-reaching marketing partnership

–   Formed a partnership with Rogers providing significant multiplatform brand exposure

–   Awarded the prestigious “Best of Show” from the Sponsorship Marketing Council of Canada for the Scotiabank Community Hockey Program

•    Continued to be a leader in direct banking through Tangerine

–   Successfully completed rebrand of ING Direct to Tangerine and nearly doubled ABM footprint via fee free access to the Scotiabank ABM Network

–   For the third year in a row, Tangerine ranked “Highest in Customer Satisfaction Among the Midsize Retail Banks” by J.D. Power and Associates(1)

(1)  The 2014 study based on 17,183 total responses measuring 17 banks and measures opinions of consumers with their primary banking institution. Proprietary study results are based on experiences and perceptions of consumers surveyed May-June 2014. Visit jdpower.com

T45 Canadian Banking financial performance

($ millions)	2014	2013	2012
Net interest income(1)	$5,690	$5,419	$4,610
Net fee and commission revenues	1,672	1,507	1,477
Net income from investments in associated corporations	–	10	3
Other operating income	74	37	51
Total revenue(1)	7,436	6,973	6,141
Provision for credit losses	661	478	506
Operating expenses	3,810	3,583	3,192
Income taxes	777	761	642
Net income	$2,188	$2,151	$1,801
Net income attributable to non-controlling interest	–	–	3
Net income attributable to equity holders of the Bank	$2,188	$2,151	$1,798

Key ratios
Return on economic equity	31.0%	33.4%	35.9%
Productivity	51.2%	51.4%	52.0%
Net interest margin(2)	2.09%	2.04%	2.09%
Provision for credit losses as a percentage of loans and acceptances	0.24%	0.18%	0.23%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$277,280	$270,059	$223,904
Total assets	280,055	272,488	224,916
Deposits	187,256	181,462	146,689
Total liabilities	193,177	185,764	150,434
Economic equity	$6,962	$6,320	$4,918

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 7.8 million Retail, Small Business and Commercial Banking customers. It serves these customers through its network of 1,040 branches and 3,942 automated banking machines, as well as internet, mobile and telephone banking and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to almost 2 million Tangerine customers.

Canadian Banking is comprised of the following areas:

Retail and Small Business Banking provides financial advice, solutions and day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, loans and related creditor insurance products, to individuals and small businesses. Tangerine provides internet, mobile and telephone banking to self-directed customers.

Commercial Banking delivers advice and a full suite of customized lending, deposit, cash management and trade finance solutions to medium and large businesses, including automotive dealers and their customers that we provide retail automotive financing solutions to.

Strategy

Canadian Banking remains focused on its three-year strategy to deliver above average growth in net income and becoming Canada’s most recommended bank. This will be achieved by providing an excellent customer experience and executing on our 2015 strategic priorities. Canadian Banking will deliver on this by focusing on the customer first and delivering on its 2015 strategic priorities.

2015 Priorities

•    Enhance our retail product and service delivery to deepen customer relationships

•   Align Commercial Banking platform to achieve greater market penetration and become the primary banker for our customers

•   Accelerate development of payments expertise, capabilities and infrastructure; leverage partnerships and rewards to increase market share

•    Expand Tangerine to be the direct bank of choice for Canadians’ everyday banking needs

•   Find better ways to serve our customers, while also reducing structural costs

•    Transform wealth advisory offerings to better meet the needs of high net worth and mass affluent customers, increase penetration of proprietary products, and strengthen primary banking relationships

•    Build scale and integrate capabilities in Global Asset Management

56      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

Financial Performance

Canadian Banking’s net income was $2,188 million in 2014. Adjusting for the notable items of $73 million (refer T44), net income was $2,261 million, $110 million or 5% higher than last year. Return on economic equity was 31.0%. Adjusting for the notable items, return on economic equity was 32.0% versus 33.4% last year. Retail and small business, and commercial banking all generated solid performances.

Assets and liabilities

Average assets rose $8 billion or 3% from last year. Adjusting for a decrease in securities of $2 billion and the run-off of $4 billion of Tangerine broker originated and white label mortgages, Canadian Banking recorded a solid growth in assets of $14 billion or 6%. This reflects $12 billion or 5% in residential mortgages, consumer auto lending, credit cards and other personal loans as well as $2 billion or 6% in business loans and acceptances.

Average liabilities rose $7 billion or 4%. Retail banking experienced solid growth in chequing accounts of $1 billion or 7% and savings deposits of $5 billion or 10%. There was also growth of $2 billion or 5% in small business and commercial banking business operating accounts. Other liabilities increased by $2 billion. This was partially offset by a decline in lower spread GICs of $3 billion or 4%.

Revenues

Total revenues were $7,436 million, up $463 million or 7% from last year.

Net interest income increased 5% to $5,690 million and was driven by good asset and deposit growth and a five basis point increase in the margin to 2.09%. The margin increase was primarily driven by higher mortgage and other personal loan spreads, as well as growth in credit card products.

Net fee and commission revenues were $1,672 million in 2014, up $165 million or 11%, primarily due to strong growth across several categories, including higher fees from mutual fund sales, card revenues and commercial credit fees.

Other operating income was $74 million, up $37 million mostly due to higher net gains on investment securities.

Retail & Small Business Banking

Total retail and small business banking revenues were $5,712 million, up $327 million or 6% from last year. Net interest income grew by $188 million or 4%, and was primarily driven by solid growth in mortgages, credit card products and deposits as well as an eight basis point improvement in the margin. Net fee and commission revenues increased by $125 million or 11%, reflecting higher fees from mutual fund sales and higher credit card revenues. Net income from investments in associated corporations increased by $5 million from the investment in Canadian Tire Financial Services during the year. Other operating income rose $9 million, mainly from higher gains on investment securities.

Commercial Banking

Total commercial banking revenues increased $136 million or 9% to $1,724 million in 2014. Net interest income rose by $83 million or 7% due mainly to growth in loans and business operating accounts. Net fee and commission revenues increased by $40 million or 12% mainly from higher credit fees. Net income from investments in associated corporations decreased by $15 million from last year. This was more than offset by a $28 million increase in other operating income mainly from higher net gains on investment securities.

Operating expenses

Adjusting for the notable item of $36 million (refer T44), operating expenses were up $191 million or 5%, primarily reflecting business growth, Tangerine brand transition costs, growth initiatives and salary increases. Operating leverage was positive 0.3%, or positive 1.3% after adjusting for notable items.

Provision for credit losses

The provision for credit losses was $661 million, an increase of $183 million from $478 million last year. Adjusting for the notable item (refer T44), the provision for credit losses was $599 million, an increase of $121 million due mainly to a change in asset mix and $26 million related to updated loss parameters to capture recent portfolio trends for credit cards and auto loans.

Provision for income taxes

The effective tax rate was in line with the previous year.

Outlook

The outlook for Canadian Banking in 2015 is anticipated to remain solid, with good loan growth across most businesses, primarily driven by auto, credit card and commercial loans. Other loan categories are expected to grow in line with the industry. Deposit growth will continue to be challenged by intense competition in a low rate environment. The margin is expected to improve in 2015, with wider spreads in mostly lending products, partly offset by competitive pressures on commercial, automotive and deposit spreads.

Provisions for credit losses are expected to rise reflecting the changing mix of asset growth and a more normal loan loss ratio in Commercial.

The outlook for the Wealth Management business remains positive, subject to market conditions, with continued solid growth expected from new customer acquisition, and increased sales to the Bank’s existing customer base.

Investing to grow the business through our strategic priorities, while prudently managing expenses, remains a key priority for the group. Canadian Banking will be targeting positive operating leverage. The effective tax rate is expected to rise slightly in 2015.

C29	Total revenue

$ millions

C30	Total revenue by sub-segment

$ millions

C31	Average loans and acceptances

$ billions

2014  Scotiabank Annual Report      57

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada. Starting in 2015, International Banking will also include International Wealth Management and Insurance.

2014 Achievements

•   Acquisition of 51% of Cencosud S.A.’s Financial Services Business in Chile pending regulatory approval. Cencosud is the largest retailer in Chile and the third largest retailer in Latin America. The company’s financial services business includes approximately 2.5 million credit cards and more than US$1.2 billion in outstanding balances in Chile.

•   Named the 2014 “World’s Best Consumer Internet Bank in Latin America” in 22 of our countries by Global Finance magazine.

•   Recognized as a Great Place to Work in Chile, Costa Rica, Dominican Republic, El Salvador, Panama, Peru, Puerto Rico and Mexico.

•   Recognized as one of the Top 100 companies with the best employee talent in Colombia by Merco (Monitor of Corporate Reputation).

•   Named the 2014 Business of the Year in Peru by the Peruvian-Canadian Chamber of Commerce.

•    Named the 2014 Bank of the Year in the British Virgin Islands, Guyana, Jamaica and Trinidad Tobago by The Banker magazine.

•    Celebrated Scotiabank Jamaica’s 125th and Scotiabank Trinidad and Tobago’s 60th anniversary this year.

T46 International Banking financial performance

($ millions)	2014	2013	2012
Net interest income(1)	$5,352	$4,923	$4,456
Net fee and commission revenues	1,460	1,403	1,298
Net income from investments in associated corporations	411	668	385
Other operating income(1)	300	427	346
Total revenue(1)	7,523	7,421	6,485
Provision for credit losses	1,031	781	613
Operating expenses	4,330	4,138	3,683
Income taxes(1)	489	584	463
Net income	$1,673	$1,918	$1,726
Net income attributable to non-controlling interest	181	192	168
Net income attributable to equity holders of the Bank	$1,492	$1,726	$1,558
Key ratios
Return on economic equity	11.7%	14.2%	11.9%
Productivity(1)	57.6%	55.8%	56.8%
Net interest margin(2)	4.00%	4.11%	4.13%
Provision for credit losses as a percentage of loans and acceptances	1.01%	0.86%	0.75%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	133,879	$119,899	$108,048
Total assets	139,257	121,085	109,135
Deposits	69,618	61,741	54,305
Total liabilities	89,024	78,460	69,884
Economic equity	$12,267	$11,629	$12,429

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Scotiabank has an international presence unmatched by other Canadian Banks. The International Banking business line encompasses retail and commercial banking operations in 3 regions outside of Canada. This business line has operations in Latin America, the Caribbean and Central America, and Asia. In partnership with our associated corporations in China, Curacao, Thailand and Venezuela, a full range of personal and commercial financial services is provided to over 14 million customers through a network of close to 3,000 branches and offices, over 7,700 ABMs, mobile, internet and telephone banking, in-store banking kiosks and specialized sales forces.

Strategy

The International Banking strategy is aligned with the All-Bank priorities, with primary focus on the following:

•

Acquiring more sustainable and profitable primary banking customer relationships anchored with core payments solutions, which will ultimately drive more deposits and greater cross-sales across the full-breadth of the Bank’s solution offerings. We are focusing on providing our customers with the right practical advice and the right solutions, through the right channels.

•	Optimizing our operating model and our footprint to improve our customer experience, lower our structural costs, reduce our complexity and ultimately to be more efficient.
•	Making leadership a competitive advantage by actively acquiring, developing and engaging a diverse pool of leaders to deepen our bench strength of talent.

2015 Priorities

Aligned to our strategy and in addition to the growth in our core business, our primary focus is on the following 4 key growth initiatives over the next 3-5 years

•

Revamp our Retail Sales & Delivery Platform to ensure we have a consistent customer relationship management and origination front-end system across our franchise to drive greater customer relationship management, a better customer experience and ultimately more cross-sales. This will also include self-service channels such as online and mobile banking.

•	Right-size our network and drive growth in Mexico to ensure we are well-positioned to effectively compete for our target customer segments and build sustainable scale in this key market.
•	Improve our competitive position in Peru to ensure we remain in a strong competitive position as global and local players aggressively ramp up their presence within the country.
•	Reduce our structural costs by optimizing our operating model, reducing our complexity and ultimately by being more efficient.

58      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

Financial Performance

Net income attributable to equity holders was $1,492 million. Adjusting for the notable items of $79 million in 2014 and $90 million last year (refer T44), net income was down $65 million or 4%. Revenue from strong volume growth and the positive impact of foreign currency translation was offset by margin compression, lower securities gains, lower contributions from associated corporations, and higher provision for credit losses, which included a $57 million charge related primarily to the Caribbean hospitality portfolio in the fourth quarter. Adjusting for the notable items, slightly higher earnings in both Latin America and Asia were more than offset by lower results in the Caribbean due to higher provision for credit losses.

Assets and Liabilities

Average assets of $139 billion increased 15%, driven by strong retail and commercial loan growth of 12% or 8% excluding foreign currency translation, primarily in Latin America and Asia. Deposit growth was strong at 12% or 8% excluding foreign currency translation.

Revenues

Total revenues of $7,523 million increased 1%. Adjusting for notable items in 2014 and 2013 (refer T44), revenues increased $352 million or 5% including the positive impact of foreign currency translation.

Net interest income increased 9% driven by solid loan growth and the acquisition of Credito Familiar in Mexico. This was in part offset by a 3% decline in the net interest margin from 4.11% to 4.00% as a result of the lowering of interest rates in key markets and changes in asset mix. Net fee and commission revenues increased 4% to $1,460 million largely driven by higher banking fees across Latin America and Caribbean. Net income from associated corporations decreased by $257 million. Adjusting for the notable gain (on a tax-normalized basis) last year in an associated corporation, contributions were down $54 million with lower contributions from Thanachart Bank in Thailand and Banco del Caribe in Venezuela. Other operating income decreased by $127 million, or $80 million excluding the notable items (refer T44), due mainly to lower net gains on investment securities and lower gains from financial instruments used for asset/liability management purposes, partly offset by higher trading revenues.

Latin America

Total revenues of $4,807 million increased 6% from last year, driven by strong loan growth of 13%, excluding the impact of foreign currency translation. Net interest income rose $348 million or 11%, reflecting the impact of strong asset growth partly offset by a lower net interest margin. Net fee and commission revenues increased by $39 million, or 4% largely driven by higher banking fees. Net income from associated corporations was down $31 million due to a lower contribution from Banco del Caribe in Venezuela. Other operating income decreased by $87 million, or $39 million excluding the notable items (refer T44), due mainly to lower net gains on investment securities and lower gains related to the sale of a non-strategic business in Peru.

Caribbean and Central America

Total revenues increased 2% to $1,985 million. Net interest income rose $47 million or 3% largely due to the positive impact of foreign currency translation. A modest 1% underlying growth in retail assets was offset by a 6% decline in commercial assets. Fee and commission revenues increased by 5% due to higher deposit, payment and card revenues. Other operating income was down $33 million due partly to lower securities gains and lower recoveries in Puerto Rico.

Asia

Total revenues were $731 million, down 21% versus last year. Adjusting for last year’s notable gain from an associated corporation of $203 million (on a tax-normalized basis), revenues were up $4 million. Net interest income rose by $34 million or 11% with strong growth in lending assets partially offset by lower spreads. Net income from associated corporations, adjusted for the notable gain, decreased $24 million as a lower contribution from Thanachart Bank in Thailand was only partly offset by a higher contribution from Bank of Xi’an in China.

Operating expenses

Operating expenses of $4,330 million increased $192 million or 5% from last year. Adjusting for the notable items of $41 million this year versus $74 million last year (refer T44), expenses increased $225 million or 6%. The underlying growth reflected the negative impact of foreign currency translation, inflationary increases and business growth. Operating leverage was slightly negative at -0.7%, adjusting for notable items.

Provision for credit losses

The provision for credit losses in International Banking increased $250 million to $1,031 million. In the retail portfolio, provisions increased in line with volume growth when excluding the benefit of the credit mark on the acquired portfolio in Banco Colpatria. Higher retail provisions, primarily in Mexico, and largely in unsecured term loans, were partly offset by lower provisions in Chile. In the commercial portfolio, provisions were primarily higher in the Caribbean and Latin America with the former reflecting $83 million in provisions relating mainly to a small number of accounts in the hospitality portfolio. The provision this year includes a net benefit of $12 million due to net amortization of the credit mark on acquired loans in Colombia compared to net benefit of $55 million last year.

Provision for income taxes

The effective tax rate was 22.6% compared to 23.3% last year due primarily to higher tax benefits realized mainly in Mexico and Chile.

Outlook

International Banking expects to continue to benefit from its diversification, both by geography and product and by the relatively attractive economic and demographic profiles within the regions where it operates. While moderated growth in many Latin American countries in 2014 is expected to continue into 2015, loan growth is expected to remain solid in these key markets. In the Caribbean and Central America, some pick-up in loan growth is expected, although with mixed trends by geography. Margins are expected to remain stable and operating leverage positive. Credit provisions in Latin America are projected to increase in line with asset growth and the reduction of credit mark benefits from past acquisitions. In the Caribbean and Central America, higher credit provisions will be driven largely by growth in the retail portfolios and the impact of challenging economic conditions in some regions on the commercial portfolios. Selective and disciplined acquisitions, primarily in existing markets, will continue to be considered. Overall, International Banking is well positioned for 2015. Earnings growth is expected to remain moderate in the first half of 2015 and pick up in the latter part of the year as economic conditions improve into 2016.

C32	Total revenue

C33	Total revenue by region

$ millions

C34	Average loans and acceptances

$ billions

C35	Average earning assets(1) by region

$ billions

(1)	Average earning assets excluding bankers acceptances

2014  Scotiabank Annual Report      59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Wealth & Insurance

Offers wealth management and insurance products and services to retail and institutional clients in Canada and internationally.

2014 Achievements Global Wealth & Insurance

•  Monetized a significant portion of our investment in CI Financial Corp, resulting in an after tax gain of $555 million for the Bank (including $534 million in GWI)

•   Expanded institutional asset management by acquiring the remaining Aurion Capital Management shares not already owned by the Bank

•   Achieved record net sales for ScotiaFunds through the Canadian Banking channel for second straight year

•   Launched fourteen new products in Dynamic Funds, including nine mandates under Dynamic Private Investment Pools, and twenty-two new funds launched across Latin America and the Caribbean

•   Launched the Global Portfolio Advisory Group (GPAG) to provide industry-leading global investment strategies for both developed and emerging markets

•   Expanded insurance distribution and footprint in Canada and the English Caribbean

•   Opened Vancouver Wealth office, housing a private bank and investment advisors targeting the Asian market

•   Bank of Beijing and Scotia Asset Management Ltd. (BOBSAM) joint venture launched:

•   First fund - the largest money-market fund IPO in China ($1.14 billion raised)

•  First fixed income fund ($57 million during IPO)

•   Scotiabank Bahamas, Barbados and Cayman Islands ranked #1 by Euromoney for select Private Banking and Wealth Management Services

•   Scotia iTRADE named “top pick” in three categories for 2014 in MoneySense magazine’s ranking of Canada’s online brokerages

•   Colfondos received the 2014 World Finance Pension Fund Award for best pension fund in Colombia

•   Profuturo AFP recognized by Bolsa de Valores de Lima as a Top 25 Peruvian company; and by Universidad del Pacifico Graduate School and El Dorado Investments as “Best Investment Manager 2013” for two pension funds

•   Scotia Mutual Funds received three A+ awards (2013 Fundata FundGrade A+ Awards), and Scotia Fondos (Mexico) received three 5-star rankings in the 2014 “Best Funds” annual ranking, published by S&P and Expansión magazine.

2014 Achievements Global Transaction Banking

•  Scotiabank received a Visa Service Quality Performance Award for 2013 for GTB’s Commercial Card Program.

•   Scotiabank GTB won Global Finance magazine’s World’s Best Corporate/Institutional Bank 2014 in 16 Latin American and Caribbean countries.

•   Scotiabank was named 2013 Best Partner Bank in Trade and Supply Chain Finance in Europe and Central Asia by the International Finance Corporation, in recognition of GTB’s innovation and extensive work to support the growth of emerging market trade.

•  GTB Mexico received the 2013 JP Morgan Quality Recognition Award for quality in processing international wires.

T47 Global Wealth & Insurance financial performance

($ millions)	2014	2013	2012
Net interest income(1)	$446	$409	$442
Net fee and commission revenues	3,364	2,935	2,469
Net income from investments in associated corporations	156	230	209
Other operating income(1)	1,080	422	394
Total revenue(1)	5,046	3,996	3,514
Provision for credit losses	2	3	3
Operating expenses	2,727	2,411	2,076
Income taxes(1)	440	336	315
Net income	$1,877	$1,246	$1,120
Net income attributable to non-controlling interest	46	39	25
Net income attributable to equity holders of the Bank	$1,831	$1,207	$1,095

Key ratios
Return on economic equity	28.2%	16.7%	13.5%
Productivity(1)	54.1%	60.3%	59.1%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$10,556	$10,553	$9,638
Total assets	14,867	14,379	13,539
Deposits	18,222	16,789	15,227
Total liabilities	19,625	17,522	15,923
Economic equity	$6,390	$6,965	$7,756

Other ($ billions) as at Oct 31
Assets under administration	$368	$326	$283
Assets under management	$165	$145	$115

(1)	Taxable equivalent basis.

Business Profile

Global Wealth & Insurance (GWI) provides a comprehensive suite of investment, pensions and insurance advice, solutions, and management services to high net worth, mass affluent, affluent, mass market and institutional clients, as well as advisors, across Scotiabank’s unmatched global footprint.

Global Wealth Management is an integrated business unit composed of asset management and advisory businesses. Asset management business is focused on investment manufacturing and developing innovative investment solutions for both retail and institutional investors. Our global client-facing wealth businesses, including private client, online and full service brokerage, pensions, institutional client services and an independent advisor channel, are focused on providing advice and solutions to clients in Canada and internationally.

Global Insurance provides clients with four main solutions in Canada: creditor, life and health, home and auto and travel. Internationally, a full range of insurance solutions – creditor, non-creditor, life and health, and property – are offered through a number of different Scotiabank channels.

Global Transaction Banking (GTB) offers comprehensive business solutions – cash management, payment services, electronic banking, business deposits, and trade services – on a global basis to Scotiabank’s small business, commercial and corporate customers. GTB also provides correspondent banking products and services to other financial institutions globally. The financial results of this unit are included in Canadian Banking, International Banking and Global Banking & Markets.

Effective November 1, 2014, Global Wealth & Insurance businesses were integrated into the Bank’s three Business Lines: Canadian Banking, International Banking, and Global Banking & Markets.

Global Wealth Management continues to be a key business unit, reporting jointly to Canadian Banking and International Banking. Canadian Insurance and International Insurance report to Canadian Banking and International Banking, respectively. Global Transaction Banking is now managed by Global Banking & Markets.

60      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL WEALTH & INSURANCE

Financial Performance

Global Wealth & Insurance reported net income attributable to equity holders of $1,831 million, an increase of $624 million or 52% compared to last year. The results included the disposition gain of $534 million and restructuring charge of $8 million (after tax) (refer T44). Adjusting for these items and the impact of lower income as a result of the disposition, the underlying net income attributable to equity holders grew by 13% due to strong performance across all businesses. Growth was driven by higher Assets under Management (AUM) and Assets under Administration (AUA) from higher net sales, improved financial market conditions and acquisitions. Return on economic equity was 28.2% compared to 16.7% last year primarily due to the impact of the disposition.

Assets Under Management and Assets Under Administration

AUM of $165 billion increased $20 billion or 13% from last year, driven by improved financial markets and strong net sales. AUA increased $42 billion or 13% to $368 billion driven by new customer assets and improved financial markets.

Revenues

Total revenue increased by $1,050 million or 26% compared to the same period last year. This includes the disposition gain and lower contribution from CI Financial Corp. (CI). Adjusting for these items, revenues increased by $488 million or 13% across wealth management and insurance businesses. The year-over-year growth also benefited from the full year impact of the acquisitions of Colfondos and AFP Horizonte.

Net interest income increased by $37 million or 9% primarily due to growth in loans and deposits.

Net fee and commission revenues of $3,364 million grew by $429 million or 15% mainly due to stronger mutual fund fees, higher brokerage revenues, increased insurance income and the full year impact of acquisitions.

Net income from associated corporations was lower from the prior year due to the disposition of CI.

Other operating income of $1,080 million increased by $658 million mostly due to the disposition gain and insurance revenue. Last year’s results included a writedown on investment securities.

Wealth Management

Total revenue of $4,311 million, increased $973 million or 29% compared to last year. Adjusting for the disposition gain and lower contribution from CI, revenues increased by $411 million or 13%. Higher wealth management revenues were driven by strong growth in mutual funds, increased brokerage revenues and the full year impact of acquisitions.

Insurance

Total revenue of $735 million, increased $77 million or 12% over last year, mainly reflecting higher insurance premiums and favourable claims experience. Insurance revenues represent approximately 17% of Global Wealth Insurance (excluding CI gain and contribution), the same as in 2013.

Operating expenses

Operating expenses for the year were $2,727 million, an increase of $316 million mainly due to higher volume-related expenses in line with revenue growth, the full year impact of the acquisitions, and the restructuring charge. The remaining increases were in remuneration and other expenses to drive business growth. Operating leverage was positive 13.2%. Adjusting for the notable items and the lower net income from an associated corporation, operating leverage was generally flat.

Provision for income taxes

The effective tax rate was 19.0% compared to 21.2% last year mainly due to lower taxes on the notable gain.

C36	GWI revenue(1) $ millions

(1)	Excludes CI gain and CI contribution

C37	Total revenue(1)

(1)	Excludes CI gain and CI contribution

C38	Wealth management asset growth

$ billions, as at October 31

2014  Scotiabank Annual Report      61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Banking & Markets

Global Banking & Markets (GBM) provides clients with corporate banking, investment banking and capital markets solutions. GBM’s products and services are offered to corporate, government and institutional clients in Canada and in select international countries.

2014 Achievements

•  Exclusive Financial Advisor to Fortis Inc. on its acquisition of UNS Energy Corporation for approximately US$4.5 billion. Scotiabank underwrote committed bridge facilities, installment receipts and Preference Shares to finance the transaction.

•  Scotiabank ranked #1 on the Canadian Equity League tables (January 1st to October 31st, 2014), Bloomberg.

•  Co-Lead Manager in HK Electric Investments’ (HKEI) US$3.1 billion Initial Public Offering, the largest ever investment trust IPO in Hong Kong and largest IPO in Hong Kong in the last year, and Bookrunner on HKEI’s US$4.7 billion loan.

•   Exclusive Financial Advisor on Baytex Energy Corporation’s $2.8 billion acquisition of Aurora Oil & Gas Limited, Sole Underwriter on $2.8 billion bridge loan and credit facilities, and Lead Bookrunner on the $1.5 billion equity financing.

•  Scotiabank is acting as Financial Advisor to Manulife Financial Corporation on its approximately $4.0 billion acquisition of Standard Life plc’s Canadian business and was Sole Bookrunner on the related $1.8 billion equity financing. The proposed transaction is expected to close in Q1 2015.

•   Exclusive Financial Advisor to LINN Energy, LLC on its US$2.3 billion acquisition of assets from Devon Energy Corporation. Scotiabank acted as Joint Lead Arranger and Joint Bookrunner on a US$1.3 billion term loan and Joint Lead Arranger and Bookrunner on a US$1 billion bridge loan.

•  Mandated Lead Arranger in AUD$3.4 billion facilities for East West Link Stage One PPP, a road construction and operation project in Australia.

•  Joint Lead Manager for Scentre Group on its €2.1 billion multi-tranche and multi-currency bond issue, one of the largest ever corporate bond issues from Australia into the global debt capital markets.

•   Exclusive Financial Advisor to Encana Corporation on its US$3.1 billion acquisition of Freeport-McMoRan’s oil and gas properties in the Eagle Ford play of South Texas.

•   Joint Bookrunner on Unión Andina de Cementos S.A.A.’s (UNACEM) inaugural U.S. dollar notes offering, raising US$625 million, the largest ever high yield bond issuance from Peru.

•   Scotiabank was recognized as the Best Corporate/Institutional Internet Bank in 16 Latin American countries (2014), by Global Finance.

•   Scotiabank received five Infrastructure Financing awards (2014), by LatinFinance.

T48 Global Banking & Markets financial performance

($ millions)	2014	2013	2012
Net interest income(1)	$728	$787	$760
Net fee and commission revenues	1,522	1,268	1,218
Net income from investments in associated corporations	–	–	1
Other operating income(1)	1,563	1,525	1,525
Total revenue(1)	3,813	3,580	3,504
Provision for credit losses	9	26	30
Operating expenses	1,729	1,589	1,507
Income taxes(1)	616	510	524
Net income	$1,459	$1,455	$1,443
Net income attributable to non-controlling interest	–	–	–
Net income attributable to equity holders of the Bank	$1,459	$1,455	$1,443

Key ratios
Return on economic equity	30.4%	27.6%	26.3%
Productivity(1)	45.3%	44.4%	43.0%
Net interest margin(2) (3)	2.10%	2.33%	2.44%
Provision for credit losses as a percentage of loans and acceptances(2)	0.02%	0.07%	0.09%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$110,653	$102,304	$88,236
Loans and acceptances	41,739	39,083	33,873
Earning assets	246,354	221,827	183,526
Total assets	282,953	250,309	219,100
Deposits	51,395	48,300	46,493
Total liabilities	208,962	188,944	164,783
Economic equity	$4,731	$5,151	$5,358

(1)	Taxable equivalent basis.
(2)	Global Corporate and Investment Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

Global Banking & Markets conducts the Bank’s wholesale banking and capital markets business with corporate, government and institutional clients. GBM is a full-service lender and investment dealer in Canada and Mexico, and offers a wide range of products and services in the United States, Central and South America, and select markets in Europe and Asia. More specifically, GBM provides clients with corporate lending, equity and debt underwriting, mergers and acquisitions advisory, as well as fixed income and equity sales, trading and research, prime brokerage, securitization, foreign exchange, energy and rates hedging, and precious and base metals sales, trading and storage.

Strategy

GBM’s goal is to build a diversified and profitable customer-focused business that delivers best-in-class performance versus our Canadian peers. GBM seeks to achieve sustainable revenue and net income growth through a strategy focused on maximizing client relationships both in Canada and internationally, and expanding business in high-growth regions outside of Canada where we can leverage the Bank’s strong reputation and existing presence.

2015 Priorities

•	Enhancing focus on the client: Improving our client coverage model and deepening relationships with our most important client relationships in Canada and internationally.
•	Strategic lending and alignment: Extending credit to targeted clients in a more strategic manner and aligning our advisory and capital markets businesses with that strategic lending.
•

Expanding in key regions: While continuing to grow our competitive position in Canada, we will expand our Latin America and Asia-Pacific business, focusing on select local, regional and international clients in core sectors and priority countries.

•	Focusing on core sectors: Continued focus throughout our businesses and geographies on the key sectors of Energy, Mining, Infrastructure and Financial Services.
•	Improving efficiency and effectiveness: Prudently managing expenses and risks through global oversight and governance, while enhancing infrastructure and operational efficiencies.
•	Developing a talented workforce and leadership: Attracting, developing and retaining talent and building global leadership capability with diverse business experience.

62      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING & MARKETS

Financial Performance

Global Banking & Markets reported net income attributable to equity holders of $1,459 million in 2014, a slight increase of $4 million from last year. Adjusting for the notable items (refer T44), net income grew by $26 million or 2% from last year.

The diversified platform contributed to record results in investment banking and Canadian lending, dampened somewhat by challenges in the other capital markets groups. Return on economic equity increased to 30.4% from 27.6% last year.

Assets and Liabilities

Average assets increased by $33 billion or 13% to $283 billion this year, comprised mainly of earning assets which grew by $25 billion or 11% to $246 billion this year. Securities purchased under resale agreements increased by $13 billion while trading securities increased by $7 billion. Corporate loans and acceptances also grew by $2 billion in the U.S., Canada and Europe.

Revenues

Total revenues during 2014 were a record $3,813 million compared to $3,580 million last year. Adjusting for the notable items, revenues grew by $235 million, an increase of 7%. The business continues to benefit from a diversified products and services platform. The equities, investment banking, and the Canadian lending businesses experienced record revenues during 2014. These strong results were partly offset by declines in the fixed income and, to a lesser extent, the precious metals businesses.

Net interest income decreased by 7% to $728 million, mainly due to lower loan origination fees and ongoing spread compression in the US. This was partly offset by a slight increase in corporate loan volumes and higher spreads in Canadian corporate lending.

Net fee and commission revenue of $1,522 million rose by 20%, due mainly to higher advisory fees in investment banking and higher underwriting fees in investment banking and equities.

Other operating income increased by 2% to $1,563 million. Equities, commodities and Canadian lending improved, and there were securities gains in U.S. lending. This was partly offset by lower results in the fixed income business.

Operating expenses

Operating expenses increased by 9% to $1,729 million in 2014. Adjusting for notable items, expenses grew by 7%. Performance-related and share-based compensation were the main drivers along with higher technology, salaries and benefits and support costs. Operating leverage was flat adjusting for the notable items.

Provision for credit losses

The provision for credit losses was $9 million in 2014, down by $17 million from 2013. In the current year, lower provisions in the United States were somewhat offset by higher provisions in Europe and Canada.

Provision for income taxes

The effective tax rate of 29.7% was higher than the prior year by 3.7%. This was mainly due to higher taxes in foreign jurisdictions.

Outlook

In 2015, Global Banking & Markets will continue to focus on providing stable net income across our diversified business platform. Growth will be driven by enhancing our customer focus in all regions and by integrating our business in Asia. While revenue growth may face continued challenges due to market volatility, any impact should be mitigated by our highly diversified business platform and by a strong focus on ancillary customer revenue. The corporate loan portfolio is expected to grow further in 2015 with loan spreads expected to remain stable. Credit quality of the loan portfolio should remain strong and loan loss provisions are expected to remain low. GBM will actively manage risk exposures and work to optimize capital. There will also be a continued focus on expense management to maintain a leading productivity ratio, while investing in the business to position for future growth.

C39	Total revenue

C40	Global corporate and investment banking revenue

$ millions

C41	Global capital markets revenue by business line

$ millions

C42	Composition of average earning assets

$ billions

C43	Trading day losses

2014  Scotiabank Annual Report      63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Financial performance

The Other segment had a net income attributable to equity holders of $101 million in 2014, compared to a net loss of $160 million in 2013. This year’s net income was reduced by notable items of $62 million (refer T44).

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $354 million in 2014, compared to $312 million in 2013.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Revenues

Net interest income was $89 million this year, an improvement of $277 million from 2013 mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates.

Net fees and commission revenues was negative $281 million in 2014, compared to negative $196 million in 2013. The decrease was mainly due to the offset to revenues reported in the other operating segments. This offset had no impact on the Bank’s consolidated results.

Other operating income was $117 million in 2014, compared to negative $60 million last year. The increase was almost entirely due to higher net gains of $176 million on investment securities year over year.

Operating expenses

Adjusting for notable items, operating expenses were a credit of $82 million in 2014, compared to a credit of $57 million last year. The increase was due to higher inter-segment offsets in 2014 with no impact on the Bank’s consolidated results. Partly offsetting was the business-related tax recoveries in 2013.

T49 Other financial performance

($ millions)	2014	2013	2012
Net interest income(1)	$89	$(188)	$(298)
Net fee and commission revenues	(281)	(196)	(216)
Net income from investments in associated corporations	(139)	(227)	(150)
Other operating income(1)	117	(60)	666
Total revenue(1)	(214)	(671)	2
Provision for (recovery of) credit losses	–	–	100
Operating expenses	5	(57)	(22)
Income taxes(1)	(320)	(454)	(376)
Net income	$101	$(160)	$300
Net income attributable to non-controlling interests	–	–	–
Net income attributable to equity holders of the bank	$101	$(160)	$300

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes in the business segments.

64      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as a core deliverable in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Tools.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model, functional Business Line staff and management (the first line) incur and own the risks, while Global Risk Management and other control functions (the second line) provide independent oversight and objective challenge to the first line of defence, as well as monitoring and control of risk. Internal Audit Department (the third line) provides assurance that control objectives are achieved by the first and second lines of defence.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board approves key risk policies, limits and risk appetite frameworks, and on a quarterly basis receives a comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Management

Executive management, and in particular the President and Chief Executive Officer and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the President and Chief Executive Officer but also has direct access to the Executive and Risk Committee of the Board. The President and Chief Executive Officer, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 66.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market (including structural foreign exchange and structural interest rate), liquidity, operational (including model), environmental and insurance risks.

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BANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Operating Committee:  sets the Bank’s key strategies, and following Board approval, directs the execution of those strategies; and executes the Bank’s overall risk strategy and monitors and evaluates the Bank’s ongoing financial performance and how risks are managed across the Bank.

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Liability Committee:  provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.

Strategic Transaction Executive Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses, and strategic investments including mergers and acquisitions, and divestitures.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Human Investment Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Senior Management Committees:

Senior Credit Committees:  adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk management framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Stress Testing Committee:  sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise-wide Stress Testing program.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

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Risk management culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The business lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business lines work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the business lines and Global Risk Management.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes business line heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite. The interaction between senior risk officers and business line heads at committee meetings is robust, with constructive discussions and objective challenge by all participants in order to fully identify and address all relevant risks applicable to a transaction.

The Bank’s material incentive compensation programs are structured to reflect the Bank’s risk appetite, with a substantial portion deferred in order to achieve stronger alignment with the results of risk-taking activities. The Bank also has a very stringent Guidelines for Business Conduct to which all staff must attest on an annual basis. Performance-related compensation is eligible for claw-back where there is a material breach of compliance rules or Guidelines for Business Conduct, or if there is a material misstatement of results in the fiscal year of the grant.

Risk appetite framework

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Risk Appetite Framework consists of a risk capacity, risk appetite statement and key risk appetite measures. Together, application of the risk appetite statement and monitoring of the key risk appetite measures help to ensure the Bank stays within appropriate risk boundaries. The Bank’s Credit Risk Appetite further defines the Bank’s risk appetite with respect to lending, counterparty credit risk, and other credit risks (such as investments).

Risk appetite is supported by the following Core Deliverables:

1.	Maintain appropriate financial strength and liquidity

•	Diversity, quality and stability of earnings

•	Focus on core businesses, with disciplined and selective strategic investments

•	Maintain capital adequacy

2.	Measure, monitor and manage all aspects of the Bank’s risk appetite and risk profile.

•	Dedicated attention to credit, market, liquidity, and operational risks

•	Careful consideration of reputational, environmental, and other risks

•	No tolerance for reputational risks that could affect our brand

3.	Meet the needs and expectations of our customers, employees, shareholders and other key stakeholders.

4.	Ensure a deep, diverse and engaged pool of talented Scotiabankers.

5.	Operate in an efficient, secure and compliant manner.

Risk management tools

Effective risk management includes tools that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Policies and Limits

Policies

Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, internal audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

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Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

GRM is responsible for developing and maintaining an appropriate suite of risk management techniques to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement techniques include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, risk exposures, credit risk ratings and parameters, and economic and regulatory capital. The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee for market risk (including counterparty credit risk) and liquidity risk models.

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.

Stress testing

The Bank’s stress testing programs draw upon the principles set out under guidelines issued by the Office of the Superintendent of Financial Institutions, in particular:

•	Guideline A-1 Capital Adequacy Requirements (Chapter 9 Stress Testing),

•	Guideline E-18 Stress Testing – Sound Business and Financial Practices, and

•	the Internal Capital Adequacy Assessment Process;

as well as international industry groups, in particular:

•	the Institute of International Finance (Governance for Strengthened Risk Management), and

•	the International Monetary Fund (Macrofinancial Stress Testing – Principles and Practices), and

•	the Bank for International Settlements Principles for sound stress testing practices and supervision.

Stress testing programs at both enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on income, capital and liquidity of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk appetite. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee.

The following highlight some of the key stress tests that have been performed:

•

Domestic Retail: The Bank performed a stress test involving a historically unprecedented deterioration in credit quality of domestic households and firms (including a decline of at least 6.6% in real GDP, an unemployment rate of 13.3% and a drop in housing prices of up to 40% with further 20% reductions in Toronto and Vancouver).

•	International: Stress tests conducted include a political and economic crisis in Latin America, widespread impairment of Euro nations (including a disorderly default), and a deflationary Asia crisis.

Despite the severity of the stress tests detailed above, the Bank remained profitable in every instance, throughout the duration of each stress scenario.

Including consideration of a variety of operational risk, strategic risk, and broad economic stress scenarios, the Bank’s 2014 Enterprise-wide Stress Testing program made it clear that the Bank’s combination of adequate capital ratios, credit risk profile, and diversified earnings base would make it challenging to construct stress scenarios based on traditional credit, market, and operational risks that would be of sufficient severity to question the Bank’s solvency.

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Principal risk types

The principal risk types, their governing documentation, and their applicability to risk appetite are outlined in the table below.

Risk Type	Governing Documentation	Application to Risk Appetite
Credit Risk	Credit Risk Policy Credit Risk Appetite Collective Allowance Policy for Performing Loans Residential Mortgage Underwriting Policy

Quantitative limits/tolerances:

•  Exposure to a single customer or group of related parties (limits differentiated by customer risk rating and security cover);

•  Country risk (exposure limits to control transfer/cross-border and sovereign default risks); and

•  Industry concentrations (exposure and risk adjusted concentration limits).

Market Risk	Market and Structural Risk Management Policy	Quantitative limits/tolerances, such as various VaR limits, stress test results, equity and debt investment exposures, and structural interest rate and foreign exchange exposures.
Liquidity and Funding Risk	Liquidity Risk and Collateral Management Policy

Quantitative limits/tolerances, such as:

•  Appropriate hold levels of unencumbered high quality liquid assets that can be readily sold or pledged;

•  Limits to control the maximum net cash outflow over specified short-term horizon; and

•  Diversification of funding by source, type of depositor, instrument, term and geographic market.

Other Risks
Operational Risk	Operational Risk Management Policy and Framework Internal Control Policy Fiduciary Risk Management Policy Model Risk Management Policy New Products and Services Risk Management Compliance Policy

•  Systematic identification, measurement, mitigation and monitoring of operational risk, regardless of whatever the risk is internal to the Bank or outsourced to a third party;

•  Minimization of residual operational risk; and

•  Expressed quantitatively by an aggregate loss event limit, a single event loss limit and by comparison of Bank operational losses with an industry benchmark.

Reputational Risk	Reputational Risk Policy Guidelines for Business Conduct

•  Low tolerance for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.

Environmental Risk	Environmental Policy	Consistency with the Equator Principles by requiring provisioning of project financing only to those projects whose borrowers can demonstrate their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.
Strategic Risk	Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies; also incorporates linkages to measuring progress against strategic priorities and implementation.
Insurance Risk	Insurance Risk Policy and Framework	Maintain minimal exposure to insurance risk; where insurance risks are taken, it is on a selective basis to achieve stable and sustainable earnings, the risk assumed is diversified geographically and by product, and the majority is short-term.

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T50 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Economic equity is reported on a twelve month average basis, consistent with Return on Economic Equity.
(3)	Includes economic equity for goodwill and intangibles.
(4)	Risk-weighted assets (RWA) are as at October 31, 2014 as measured for regulatory purposes in accordance with the Basel III all-in approach.

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Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	72
Credit Risk Management Framework
Risk measures	72
Corporate and commercial	72
Risk ratings	72
Adjudication	72
Credit Risk Mitigation-Collateral/Security	73
Traditional Non-Retail Products	73
Commercial/Corporate Real Estate	73
Traded products	73
Credit Risk Mitigation-Collateral/Security	74
Retail	74
Adjudication	74
Risk ratings	74
Credit Risk Mitigation-Collateral/Security	74
Credit Quality	27	T2 Financial highlights	18
Provision for credit losses	27	T12 Provisions against impaired loans by business line	27
Allowance for credit losses	28	T13 Provision for credit losses as a percentage of average loans and acceptances	27
Impaired loans	29	T14 Net charge-offs as a percentage of average loans and acceptances	27
		T15 Impaired loans by business line	28
		C13 Credit losses – provisions against impaired loans as a % of average loans & acceptances	28
		C14 Net impaired loan ratio as a % of loans and acceptances	28
		C15 Gross impaired loans as a % of equity & allowances for credit losses	28
		T67 Gross impaired loans by geographic segment	99
		T68 Provision against impaired loans by geographic segment	99
		T69 Cross-border exposure to select countries	99
		T70 Loans and acceptances by type of borrower	100
		T71 Off balance-sheet credit instruments	100
		T72 Changes in net impaired loans	101
		T73 Provision for credit losses	102
		T74 Provision for credit losses against impaired loans by type of borrower	102
		T75 Impaired loans by type of borrower	103
		T76 Total credit risk exposures by geography	103
		T77 AIRB credit risk exposures by maturity	103
		T78 Total credit risk exposures and risk-weighted assets	104
		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer Note 39 – Financial instruments – risk management in the consolidated financial statements)	191
Acquisition-related purchased loans	29
Portfolio review	29	C16 Canadian retail portfolio – delinquent loans as a % of total loans	28
		C17 International retail portfolio – delinquent loans as a % of total loans	28
Risk diversification	29	C18 Well diversified in Canada and internationally – loans and acceptances	30
		C19 and in household and business lending – loans and acceptances	30
		T66 Loans and acceptances by geography	98
Risk mitigation	30
Overview of loan portfolio	30	T19 European exposure	31
Residential mortgages	30	T20 Funded exposures	32
Loans to Canadian condominium developers	31	T21 Bank’s exposure distribution by country	32
European exposures	31	T22 Indirect exposures	33
Financial instruments	52-53	T40 Mortgage-backed securities	52
		T41 Collateralized debt obligations (CDOs)	53

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Credit risk summary

•

Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is evenly spread across our key markets (Canada 69.0%, United States 5.4%, Mexico 3.7% and Other 21.9%). Our largest industry exposure is to Financial Services, which constitutes 5.1% of overall gross exposures (before consideration of collateral) and was $22 billion, a decrease of $2 billion from October 31, 2013. These exposures are predominately to highly rated counterparties and are generally collateralized.

•

The Bank’s overall loan book as of October 31, 2014 increased to $434 billion versus $413 billion as of October 31, 2013, with growth in the portfolio mainly driven by Personal, and Business and Government Lending. Residential mortgages were $213 billion as at October 31, 2014, with 90% in Canada. The corporate loan book, which accounts for 32% of the total loan book, is composed of 61% of loans with an investment grade rating as of October 31, 2014, unchanged from October 31, 2013.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite and Credit Risk Policy on an annual basis:

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities;

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking, Global Wealth Insurance and Global Banking & Markets business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 32 on page 47.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial

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credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the Borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a Borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by Banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes. Global Risk Management (GRM) performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during Loan Modifications, Loan Workouts and Troubled Debt Restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the Banking Execution Unit, or GRM Real Estate, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, of other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach
ii.	replacement cost approach
iii.	income approach

The appraiser should disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report should contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM Real Estate to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a

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transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 92% of the credit risk. Approximately 63% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2014. No individual exposure to an investment grade bilateral counterparty exceeded $1,020 million and no individual exposure to a corporate counterparty exceeded $585 million.

Retail

Retail credit exposure arises in the Canadian Banking, International and Wealth Management business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

All credit scoring and policy changes are initiated by units within Global Risk Management that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through either an AVM or a full appraisal (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within the material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

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Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	76
Interest rate risk	76
Credit spread risk	76
Foreign currency risk	76
Equity risk	76
Commodity risk	76
Market risk governance	76
Risk measurement summary	76
Value at risk	76
Incremental risk charge and the comprehensive risk measure	76
Stress testing	77
Sensitivity analysis	77
Gap analysis	77
Validation of market risk models	77
Non-trading market risk
Interest rate risk	77-78	C44 Interest rate gap	78
		T51 Interest rate gap	78
		T52 Structural interest rate sensitivity	78
Foreign currency risk	78
Investment portfolio risks	78
Trading market risk	78-79	T53 Total one-day VaR by risk factor	79
		C45 Trading revenue distribution	79
		C46 Daily trading revenue vs. VaR	79
Market risk linkage to balance sheet	80	T54 Market risk linkage to balance sheet of the Bank	80
Derivative instruments and structured transactions	80
Derivatives	80
Structured transactions	80
European exposures	31-33	T19 European exposure	31
		T20 Funded exposures	32
		T21 Bank’s exposure distribution by country	32
Market risk	49	T37 Total market risk capital	49
Financial instruments	52-53	T40 Mortgage-backed securities	52
		T41 Collateralized debt obligations (CDOs)	53

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Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Maximum net trading position, sensitivity, stress testing and VaR limits are used to manage foreign currency exposures. Risk is managed through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both commodity physical and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using physical commodity and derivative positions.

The following maps risk factors to trading and non-trading activities:

Non-trading
Funding	Investments
Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk
Trading
Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market Risk Governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The

MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, Comprehensive Risk Measure, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk Measurement Summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses a Monte Carlo simulation. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stress period. The stress period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR and backtesting results quarterly.

Incremental Risk Charge (IRC) and the Comprehensive Risk

Measure (CRM)

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default as well as the potential for indirect losses that may arise from a default event.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC and CRM results quarterly.

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Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stress period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists. The Board reviews sensitivity results quarterly.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour. The Board reviews gap results quarterly.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;

•	Impact tests including stress testing that would occur under historical and hypothetical market conditions
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risks in the non-trading portfolios are predominately driven by the interest rate mismatch (i.e. repricing frequency) in the asset and liability exposures. The largest exposures in the non-trading book arise from retail banking operations in Canada. The largest component of this risk is from positions related to the retail mortgage book. Table 51 shows a summary of the interest rate gaps for the Bank’s non-trading positions.

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The annual income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances.

Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Table 52 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholder’s equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2014, an immediate and sustained 100 basis point rise in interest rates across all

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currencies and maturities, would increase after-tax net income by approximately $179 million over the next 12 months. During fiscal 2014, this measure ranged between $98 million and $183 million.

This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $498 million. During fiscal 2014, this measure ranged between $495 million and $586 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

C44	Interest rate gap

$ billions, one-year interest rate gap

T51 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2014 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$230.2	$42.4	$127.2	$0.9	$400.7
Liabilities	$220.0	$58.6	$113.1	$9.0	$400.7
Gap	$10.2	$(16.2)	$14.1	$(8.1)	$–

Foreign currencies
Assets	$305.7	$24.5	$39.3	$35.5	$405.0
Liabilities	$285.3	$29.1	$35.4	$55.2	$405.0
Gap	$20.4	$(4.6)	$3.9	$(19.7)	$–

Total
Gap	$30.6	$(20.8)	$18.0	$(27.8)	$–
As at October 31, 2013
Gap	$16.5	$(16.2)	$23.0	$(23.3)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T52 Structural interest sensitivity(1)

	2014		2013

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates
Non-trading risk	$(498)	$179	$(572)	$97
100bp decrease in rates
Non-trading risk	$474	$(87)	$420	$(64)
(1)	Corresponding with the current low interest rate environment, the Annual Income sensitivity of a 100bp decrease in rates for currencies with rates below 1% are measured using a 25 bps decline. Prior period amounts have been restated to reflect this change.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2014, a one percent increase in the Canadian dollar against all currencies in which the Bank operates decreases the Bank’s before-tax annual earnings by approximately $49 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2014 would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $260 million, net of hedging.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2014, there was one theoretical profit/loss exception on October 14 due to declines in Canadian and US interest rates, and widening credit spreads. There were no actual profit/loss exceptions.

In fiscal 2014, the total one-day VaR for trading activities averaged $20.8 million, compared to $17.4 million in 2013. The increase was due to both higher general market risk and debt specific risk resulting from increased exposure in the Global Fixed Income portfolio.

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T53 Total one-day VaR by risk factor

	2014				2013

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$8.6	$13.1	$22.1	$8.2	$10.9	$10.4	$15.5	$7.0
Credit Spread	8.1	9.6	12.4	7.6	7.6	8.0	10.3	5.6
Interest Rate	4.2	9.3	18.1	4.2	7.4	7.6	14.8	4.4
Equities	2.2	2.6	5.9	1.5	2.5	2.6	6.2	0.9
Foreign Exchange	0.9	0.9	1.9	0.4	1.5	1.2	2.8	0.4
Commodities	3.2	2.8	5.5	1.6	3.7	3.0	7.7	1.2
Debt Specific	20.4	15.8	22.2	11.1	14.5	13.8	17.3	10.2
Diversification Effect	(12.8)	(14.5)	N/A	N/A	(15.9)	(13.6)	N/A	N/A
All-Bank VaR	$22.5	$20.8	$27.3	$16.0	$17.2	$17.4	$21.8	$13.2
All-Bank Stressed VaR	$38.7	$32.9	$40.3	$25.3	$33.1	$34.3	$41.3	$28.2

Stressed VaR Results

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2014, the total one-day Stressed VaR for trading activities averaged $32.9 million compared to $34.3 million in 2013. The decrease was in part due to positioning within the trading portfolio which reduced exposure to large market movements such as those experienced in the stressed period.

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture obligor default and migration risk. On October 31, 2014 the market risk capital requirements for IRC and CRM were $396 million and $130 million respectively. The CRM surcharge was $139 million.

Description of Trading Revenue Components and graphical comparison of VaR to daily P&L

Chart 45 shows the distribution of daily trading revenue for fiscal 2014 and Chart 46 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $6.0 million per day, compared to $6.2 million for 2013. Revenue was positive on 95% of trading days during the year, lower than 2013. During the year, the largest single day trading loss was $7.5 million which occurred on October 15, 2014, and was lower than the total VaR of $24.1 million on the same day.

C45	Trading revenue distribution

Year ended October 31, 2014

C46	Daily trading revenue vs. VaR

$ millions, November 1, 2013 to October 31, 2014

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Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in traded risk measures such as VaR. Derivatives risk related to Global Banking & Market activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-traded risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in Table 54 below.

T54 Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure

As at Oct 31, 2014 ($ millions)	Consolidated Statement of Financial Position	Traded Risk	Non-traded risk	Not subject to market risk	Primary risk sensitivity of non-traded risk
Precious metals	$7,286	$7,286	$–	$–	n/a
Trading assets	113,248	113,248	–	–	n/a
Financial instruments designated at fair value through profit or loss	111	–	111	–	Interest rate
Derivative financial instruments	33,439	31,401	2,038	–	Interest rate, FX, equity
Investment securities	38,662	–	38,662	–	Interest rate, equity
Loans	424,309	–	424,309	–	Interest rate, FX
Assets not subject to market risk(1)	188,611	–	–	188,611	n/a
Total assets	$805,666	$151,935	$465,120	$188,611

Deposits	$554,017	$–	$526,929	$27,088	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	465	–	465	–	Interest rate, equity
Obligations related to securities sold short	27,050	27,050	–	–	n/a
Derivative financial instruments	36,438	34,992	1,446	–	Interest rate, FX
Trading liabilites(2)	4,571	4,571	–	–	n/a
Pension and other benefit liabilities	2,095	–	2,095	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	131,819	–	–	131,819	n/a
Total liabilities	$756,455	$66,613	$530,935	$158,907

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure

As at Oct 31, 2013 ($ millions)	Consolidated Statement of Financial Position	Traded Risk	Non-traded risk	Not subject to market risk	Primary risk sensitivity of non-traded risk
Precious metals	$8,880	$8,880	$–	$–	n/a
Trading assets	96,489	96,489	–	–	n/a
Financial instruments designated at fair value through profit or loss	106	–	106	–	Interest rate
Derivative financial instruments	24,503	23,147	1,356	–	Interest rate, FX, equity
Investment securities	34,319	–	34,319	–	Interest rate, equity
Loans	402,215	–	402,215	–	Interest rate, FX
Assets not subject to market risk(1)	177,132	–	–	177,132	n/a
Total assets	$743,644	$128,516	$437,996	$177,132

Deposits	$517,887	$–	$495,456	$22,431	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	174	–	174	–	Interest rate
Obligations related to securities sold short	24,977	24,977	–	–	n/a
Derivative financial instruments	29,267	28,262	1,005	–	Interest rate, FX
Trading liabilites(2)	3,622	3,622	–	–	n/a
Pension and other benefit liabilities	1,680	–	1,680	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	120,650	–	–	120,650	n/a
Total liabilities	$698,257	$56,861	$498,315	$143,081

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

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The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking & Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2014, unencumbered liquid assets were $183 billion, compared to $170 billion as at October 31, 2013. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 68% and 32%, respectively (October 31, 2013 – 68% and 32%, respectively). The increase in liquid assets was mainly attributable to an increase in cash and deposits with central banks and unencumbered liquid securities, including mortgage-backed securities which are classified as residential mortgage loans for accounting purposes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at October 31, 2014. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T55 Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2014 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,507	–	$49,507	–	$5,262	$44,245	–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Securities
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other securities	55,868	44,195	100,063	52,586	–	47,477	–
Loans
NHA mortgage-backed securities(2)	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Total	$231,656	$103,195	$334,851	$144,711	$6,746	$183,394	–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2013 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$44,097	$–	$44,097	$–	$7,509	$36,588	$–
Deposits with financial institutions	9,240	–	9,240	–	1,626	7,614	–
Precious metals	8,880	–	8,880	–	54	8,826	–
Securities
Canadian government obligations	28,667	8,231	36,898	23,007	–	13,891	–
Foreign government obligations	30,903	38,327	69,230	53,809	–	15,421	–
Other securities	49,573	34,808	84,381	32,292	–	52,089	–
Loans
NHA mortgage-backed securities(2)	45,546	–	45,546	10,810	–	34,736	–
Call and short loans	887	–	887	–	–	887	–
Total	$217,793	$81,366	$299,159	$119,918	$9,189	$170,052	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T56 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2014	2013
Bank of Nova Scotia (Parent)	$141,999	$126,376
Bank domestic subsidiaries	23,583	21,288
Bank foreign subsidiaries	17,812	22,388
Total	$183,394	$170,052

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollars holdings. As shown above, the vast majority 90% of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T57 Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2014 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Liquid securities:
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other liquid securities	55,868	44,195	100,063	52,586	–	47,477	–
Other securities	9,759	4,840	14,599	3,291	–	–	11,308
Loans classified as liquid assets:
NHA mortgage-backed securities	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Other loans	395,554	–	395,554	11,625	38,435	10,358	335,136
Other financial assets(4)	144,019	(86,166)	57,853	2,748	–	–	55,105
Non-financial assets	24,678	–	24,678	–	–	–	24,678
Total	$805,666	$21,869	$827,535	$162,375	$45,181	$193,752	$426,227

				Encumbered assets		Unencumbered assets

As at October 31, 2013 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$44,097	$–	$44,097	$–	$7,509	$36,588	$–
Deposits with financial institutions	9,240	–	9,240	–	1,626	7,614	–
Precious metals	8,880	–	8,880	–	54	8,826	–
Liquid securities:
Canadian government obligations	28,667	8,231	36,898	23,007	–	13,891	–
Foreign government obligations	30,903	38,327	69,230	53,809	–	15,421	–
Other liquid securities	49,573	34,808	84,381	32,292	–	52,089	–
Other securities	9,372	4,286	13,658	2,491	–	–	11,167
Loans classified as liquid assets:
NHA mortgage-backed securities	45,546	–	45,546	10,810	–	34,736	–
Call and short loans	887	–	887	–	–	887	–
Other loans	367,007	–	367,007	9,821	30,802	10,135	316,249
Other financial assets(4)	123,835	(70,341)	53,494	2,938	–	–	50,556
Non-financial assets	25,637	–	25,637	–	–	–	25,637
Total	$743,644	$15,311	$758,955	$135,168	$39,991	$180,187	$403,609

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As of October 31, 2014 total encumbered assets of the Bank were $208 billion (October 31, 2013 – $175 billion). Of the remaining $620 billion (October 31, 2013 – $584 billion) of unencumbered assets, $194 billion (October 31, 2013 – $180 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $512 million or $669 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In January 2013 the Basel Committee on Banking Supervision (BCBS) finalized its international framework on Liquidity Coverage Ratio (LCR) requirements. Subsequently, in May 2014, OSFI released its Liquidity Adequacy Requirements (LAR) which contain the rules for Canadian Banks including LCR and the Net Cumulative Cash Flow (NCCF). The LCR and NCCF are scheduled for implementation in January 2015.

In October 2014, BCBS released its final document on the Net Stable Funding Ratio (NSFR). NSFR will become a minimum standard by 1 January 2018. The Bank continues to monitor developments related to liquidity requirements.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $231 billion as at October 31, 2014 (October 31, 2013 – $224 billion). The increase since October 31, 2013, was due primarily to personal deposits and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $123 billion (October 31, 2013 – $110 billion). Longer term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds and Canadian NHA MBS), and of unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the same type of run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T58 Wholesale funding(1)

As at October 31, 2014 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$5,417	$755	$514	$104	$153	$6,943	$96	$117	$–	$7,156
Bearer deposit notes, commercial paper and certificate of deposits	9,111	24,400	33,152	15,192	3,913	85,768	8,567	1,103	121	95,559
Asset-backed commercial paper(3)	3,691	2,609	32	–	–	6,332	–	–	–	6,332
Medium term notes and deposit notes	3,127	6,266	2,953	2,294	5,499	20,139	12,026	30,448	7,317	69,930
Asset-backed securities	–	1	279	–	1	281	507	794	523	2,105
Covered bonds	2,254	–	1,408	–	2,817	6,479	2,254	8,205	2,158	19,096
Mortgage securitization(4)	–	616	779	696	392	2,483	3,869	8,526	5,356	20,234
Subordinated debentures(5)	16	16	53	45	29	159	–	–	5,288	5,447
Total wholesale funding sources	$23,616	$34,663	$39,170	$18,331	$12,804	$128,584	$27,319	$49,193	$20,763	$225,859

Of Which:

Unsecured funding	$17,671	$31,437	$36,672	$17,635	$9,594	$113,009	$20,689	$31,668	$12,726	$178,092
Secured funding	5,945	3,226	2,498	696	3,210	15,575	6,630	17,525	8,037	47,767

As at October 31, 2013 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$7,304	$1,104	$615	$292	$364	$9,679	$90	$111	$42	$9,922
Bearer deposit notes, commercial paper and certificate of deposits	12,666	31,061	26,376	5,183	6,055	81,341	8,274	930	125	90,670
Asset-backed commercial paper(3)	4,205	1,738	83	–	–	6,026	–	–	–	6,026
Medium term notes and deposit notes	486	3,426	2,493	2,116	1,487	10,008	14,275	27,448	3,128	54,859
Asset-backed securities	–	–	–	–	–	–	931	791	71	1,793
Covered bonds	16	999	42	–	10	1,067	5,998	6,809	36	13,910
Mortgage securitization(4)	1,750	1,510	3,483	1,327	1,369	9,439	2,482	10,129	5,116	27,166
Subordinated debentures(5)	14	15	17	12	12	70	–	100	5,860	6,030
Total wholesale funding sources	$26,441	$39,853	$33,109	$8,930	$9,297	$117,630	$32,050	$46,318	$14,378	$210,376

Of Which:

Unsecured funding	$20,470	$35,606	$29,501	$7,603	$7,918	$101,098	$22,639	$28,589	$9,155	$161,481
Secured funding	5,971	4,247	3,608	1,327	1,379	16,532	9,411	17,729	5,223	48,895

(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table in Note 40 of the consolidated financial statements. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets.

Contractual Obligations

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. Table 59 provides aggregated information about the Bank’s contractual obligations related to all financial and other liabilities as at October 31, 2014, which affect the Bank’s liquidity and capital resource needs. The table provides details on undiscounted cash flows to maturity. Depending on the nature of these obligations, they may be recorded on- or off-balance sheet.

The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $392 million in 2014 (2013 - $378 million).

Two major outsourcing contracts have been entered into by the Bank. Both are cancellable with notice.

The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for the Canadian operations, Mexico and Caribbean & Central America was renewed earlier in 2013, for a further 5 year period.

The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The remaining 5-year option was exercised in 2010 and runs to the end of 2015.

T59 Contractual obligations

As at October 31, 2014 ($ millions)	Under 1 year	1-2 years	2-5 years	Over 5 years	No Specific Maturity(1)	Total
Deposits	$217,013	$45,523	$65,982	$14,988	$210,976	$554,482
Acceptances	9,876	–	–	–	–	9,876
Obligations related to securities sold short	1,635	3,912	7,645	10,924	2,934	27,050
Derivative financial instruments	8,382	4,232	8,656	15,168	–	36,438
Obligations related to securities sold under repurchased agreements	88,953	–	–	–	–	88,953
Subordinated debentures	–	–	–	4,871	–	4,871
Capital instrument liabilities	–	–	–	–	–	–
Other liabilities	1,535	1,948	2,999	3,387	24,916	34,785
Subtotal	$327,394	$55,615	$85,282	$49,338	$238,826	$756,455
Operating leases	310	261	550	577	–	1,698
Credit commitments(2)	46,967	13,821	73,224	3,424	5	137,441
Financial guarantees(3)	–	–	–	–	27,137	27,137
Outsourcing obligations	228	161	286	1	1	677
Total	$374,899	$69,858	$159,342	$53,340	$265,969	$923,408

(1)	Includes deposits on demand and on notice.
(2)	Includes the undrawn component of committed credit and liquidity facilities.
(3)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Capital Expenditures

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

Total capital expenditure in 2014 reflected an increase of $129 million or 27% over 2013. The increase is primarily due to the relocation of our New York office, improvements in our retail branch network, and higher technology spending in regulatory, efficiency and customer driven projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Other Risks

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

In fiscal 2014, operational risk losses continue to be within the Bank’s risk appetite.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves annually the Bank’s Operational Risk Management Policy and Operational Risk Management Framework;

–

A senior level Operational Risk Committee comprised of Heads of business lines and key control functions, and chaired by the Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;

–	Executive management with clearly defined areas of responsibility;

–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has a standard inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk is difficult to quantify in a fulsome and accurate manner, due to the nature of operational risk itself. Operational risk is often included with or is a by-product of another form of risk and is not taken on intentionally. Tools for operational risk management and measurement continue to evolve across the global financial services industry. There are two methods for the calculation of operational risk regulatory capital available to the Bank under Basel III – The Standardized Approach and the Advanced Measurement Approach (AMA). The Bank continues to use the Standardized Approach and will implement AMA, when approved by OSFI.

•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•	The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss

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data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s AMA capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•

The Bank is exposed to ever increasing cyber risks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption such as breaches of cyber security. With this in mind, the Bank has implemented a robust and continuously evolving cyber security program to keep pace with the evolving threats. While the Bank’s computer systems continue to be subject to cyber-attack attempts, the countermeasures in place remain effective. Scotiabank has not experienced material breaches of cyber security. The Bank continues to actively monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices and implementing additional controls as required, to mitigate these risks.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•

The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 65.

In the area of project finance, the Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. The Equator Principles help financial institutions determine, assess and manage environmental and social risk. The principles apply to project finance loans and advisory assignments where total capital costs exceed US$10 million, and to certain project-related corporate loans. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.

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Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings from an environmental perspective. In addition, recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. Since 2012, GHG emissions data for the branch network and corporate offices has been externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy. These include: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; an auto loan product for hybrid, electric and clean diesel vehicles; an Energy and Agriculture Commodities group, which assists corporate clients originate and trade carbon credits; and an eco-home renovation program.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. For further information, you may access the Bank’s annual Corporate Social Responsibility report at www.scotiabank.com/csr/reports.

Insurance risk

The Bank is both a distributor of third party insurance products and underwriter of insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business units has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance company subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance companies maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Strategic risk

Strategic risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank manages its strategic planning process through a series of coordinated efforts between the Executive Management Team, the Business Lines and the Corporate Functions. These efforts address a wide range of relevant considerations including capital and resource allocation, business initiatives, strategic transactions and investments, stress testing and alignment with the Bank’s Risk Appetite Framework. These considerations are reviewed in a consistent and disciplined manner. The process involves input from the entire Executive Management Team and from the Board of Directors.

On an annual basis, a comprehensive Strategy Report is prepared that summarizes the Bank’s key strategic considerations, and is presented by the President and Chief Executive Officer to the Board of Directors for their review and approval. The effectiveness of the Bank’s enterprise strategy is actively monitored and measured through a balanced scorecard process, which is reported on throughout the year.

The execution and evaluation of strategic plans within the Bank is critically important to the Bank’s enterprise-wide risk management framework. The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 116.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2014, the Bank’s management, with the participation of the President and Chief Executive Officer and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992 framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2014. Commencing 2015, the effectiveness of internal control over financial reporting will be assessed using the Internal Control-Integrated Framework 2013 issued by COSO.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2014.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 126 to 138 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the estimates, assumptions and judgements could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgements are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates, assumptions and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were higher in 2014 than in 2013, driven primarily by higher provisions in International Banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $74 million (2013 – $85 million). The non-retail quantitative estimate in 2014, includes an adjustment in respect of variation and uncertainty in the historically based credit parameters.

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes

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and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2014, was $2,856 million, an increase of $252 million from a year earlier. The increase was primarily due to changes in credit quality. The collective allowance amount is primarily attributable to business and government performing loans ($584 million), with the remainder allocated to personal lending and credit cards ($1,752 million) and residential mortgages ($520 million). The allocation to personal lending and credit cards increased year over year, as a result of an enhancement to the retail methodology in determining the collective allowance on performing loans. These amounts for personal lending and credit cards and for residential mortgages include allowances for both performing and impaired loans.

As noted above, the individual allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent from the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process in order to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is also performed by GRM to determine market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in inactive or illiquid markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent senior management committee within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Risk policies associated with model development are approved by Executive Management and/or key risk committees.

During the fourth quarter of 2014, the Bank recognized a funding valuation adjustment (FVA) charge of $30 million ($22 million after tax), relating to its uncollateralized derivative instruments. This amount has been recorded in Trading Income in the Consolidated Statement of Income. This change was driven by growing market evidence that term funding was an important component of the fair value of uncollateralized derivatives.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves include adjustments for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs. The methodology for the calculation of valuation reserves are reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $113 million as at October 31, 2014, (2013 – $118 million), net of any write-offs. These valuation adjustments are due mainly to credit risk considerations and bid-offer spreads on derivative transactions.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 7 on pages 144 and 145. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T60 Fair value hierarchy of financial instruments carried at fair value

	Assets			Liabilities
Fair value hierarchy	Trading assets	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	61%	58%	3%	89%	3%
Level 2	38%	37%	94%	11%	96%
Level 3	1%	5%	3%	–	1%
	100%	100%	100%	100%	100%

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Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2014, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,259 million (2013 – $1,297 million), and the gross unrealized losses were $123 million (2013 – $160 million). Net unrealized gains were therefore $1,136 million (2013 – $1,137 million) before hedge amounts. The net unrealized gains after hedge amounts were $847 million (2013 – $980 million).

At October 31, 2014, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $90 million (2013 – $84 million). This unrealized loss was comprised of $23 million (2013 – $26 million) in debt securities, $59 million (2013 – $44 million) related to preferred shares and $8 million (2013 – $14 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The management assumption with the greatest potential impact is the discount rate. This rate is used for measuring the benefit obligation and is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. This discount rate must also be used to determine the annual benefit expense. If the assumed discount rate was 1% lower, the benefit expense for 2014 would have been $109 million higher. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $624 million in its principal pension plans as disclosed in Note 31 to the consolidated financial statements on pages 179 to 183.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income.

Note 31 on pages 179 to 183 of the 2014 consolidated financial statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgement in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $620 million as at October 31, 2014 (October 31, 2013 – $756 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounted to $338 million (2013 – $279 million). The amount related to unrecognized tax losses was $38 million, which will expire as follows: $20 million in 2018 and beyond and $18 million have no fixed expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Note 30 on pages 177 to 179 of the 2014 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

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Structured entities

In the normal course of business, the Bank enters into arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 50 and 51 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the investor’s returns.

This definition of control applies to circumstances

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change.

Management is required to exercise judgement to determine if a change in control event has occurred.

During 2014, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 16 to the consolidated financial statements (on pages 163 to 165) and in the discussion of off-balance sheet arrangements (on pages 50 and 51), the Bank does not control the two canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Equity investment in hyper-inflationary country

Venezuela has been designated as hyper-inflationary and measures of foreign exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

As at October 31, 2014, the Bank’s total net investment in Banco del Caribe of $54 million, along with monetary assets, comprising of cash and dividend receivable was translated at the SICAD II exchange rate of 1 USD to 50 VEF. These amounts were previously measured at the official exchange rate of 1 USD to 6.3 VEF.

As a result the Bank recorded a reduction in the carrying value of the investment in associates of $129 million with a corresponding decrease to OCI. The Bank has also recognized foreign exchange losses of $47 million in the Consolidated Statement of Income as other operating income, in relation to the monetary assets.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing purposes reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for each CGU. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2014 and no impairment was determined to exist.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no

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longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgement is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment based on the methodology as at July 31, 2014 and no impairment was determined to exist.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Recently adopted standards and future accounting developments

Changes in accounting policies during the year

The Bank has adopted the following new and amended accounting standards issued by the IASB effective November 1, 2013. The changes have been applied retrospectively, unless otherwise noted. Consequently the new accounting policies used by the Bank have been described below.

Employee benefits (IAS 19)

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change in line with changes in the actuarial gains and losses.

The impact of the adoption of the standard on the consolidated financial statements for prior periods is shown in Table 61.

Consolidation (IFRS 10)

The new accounting standard, IFRS 10, Consolidated Financial Statements, replaced the consolidation guidance in IAS 27, Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. It introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The standard was applied retrospectively allowing for certain practical exceptions and transitional relief.

The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

The Bank consolidates all structured entities that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

The impact of the deconsolidation on the consolidated financial statements for prior periods is shown in Table 61.

Disclosure of interests in other entities (IFRS 12)

In conjunction with the adoption of IFRS 10, the Bank has adopted IFRS 12, Disclosure of Interests in Other Entities, that broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The relevant incremental disclosures have been included in Note 16 of the consolidated financial statements.

Joint arrangements (IFRS 11)

Under the new accounting standard, IFRS 11, Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. The adoption of the new accounting standard has no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS 13)

IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of this new standard did not have an impact on the Bank’s determination of fair value. However, IFRS 13 required additional disclosures on fair value measurement which are included in Note 7.

Disclosures-offsetting financial assets and financial liabilities (IFRS 7)

IFRS 7 – Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities requires the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. These new disclosures are included in Note 11.

Presentation of financial statements (IAS 1)

IAS 1, Presentation of Financial Statements, requires the separate disclosure of items within other comprehensive income based on whether or not they will be reclassified into net income in subsequent periods. On November 1, 2013, the Bank adopted this presentation on a retrospective basis along with the implementation of IAS 19. Changes on remeasurement of employee benefit plans that are recognized directly in other comprehensive income are not reclassified to the Consolidated Statement of Income in future periods.

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T61 Summary of impact on adoption of new and amended accounting standards

The following tables summarize the impact of the changes:

As at October 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$34,303	$–	$16	$34,319
Loans – Business and government	119,550	–	65	119,615
Property and equipment	2,228	–	(14)	2,214
Investment in associates	5,294	–	32	5,326
Deferred tax assets	1,780	158	–	1,938
Other assets	10,924	(394)	(7)	10,523
Assets not impacted by changes	569,709	–	–	569,709
Total assets	743,788	(236)	92	743,644
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government(1)	312,487	–	1,507	313,994
Derivative financial instruments	29,255	–	12	29,267
Capital instruments	650	–	(650)	–
Other liabilities	31,896	171	(20)	32,047
Liabilities not impacted by changes	322,949	–	–	322,949
Equity impacted by changing IFRS accounting standards
Retained earnings	25,315	(243)	(4)	25,068
Accumulated other comprehensive income (loss)	545	(157)	–	388
Non-controlling interests
Non-controlling interests in subsidiaries	1,155	(7)	(10)	1,138
Capital instrument equity holders	743	–	(743)	–
Equity not impacted by changes	18,793	–	–	18,793
Total liabilities and equity	$743,788	$(236)	$92	$743,644
Net income for the year ended October 31, 2013	$6,697	$(68)	$(19)	$6,610
Earnings per share
Basic	$5.19			$5.15
Diluted	$5.15			$5.11

As at November 1, 2012 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$33,361	$–	$15	$33,376
Loans – Business and government	111,549	–	99	111,648
Allowance for credit losses	(2,969)	–	(8)	(2,977)
Property and equipment	2,260	–	(42)	2,218
Investment in associates	4,760	–	31	4,791
Deferred tax assets	1,936	337	–	2,273
Other assets	11,572	(242)	(9)	11,321
Assets not impacted by changes	505,575	–	–	505,575
Total assets	668,044	95	86	668,225
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government(1)	291,361	–	2,256	293,617
Derivative financial instruments	35,299	–	24	35,323
Capital instruments	1,358	–	(1,358)	–
Other liabilities	31,753	1,000	(27)	32,726
Liabilities not impacted by changes	266,894	–	–	266,894
Equity impacted by changing IFRS accounting standards
Retained earnings	21,978	(180)	(23)	21,775
Accumulated other comprehensive income (loss)	(31)	(714)	–	(745)
Non-controlling interests
Non-controlling interests in subsidiaries	966	(11)	(9)	946
Capital instrument equity holders	777	–	(777)	–
Equity not impacted by changes	17,689	–	–	17,689
Total liabilities and equity	$668,044	$95	$86	$668,225
Net income for the year ended October 31, 2012	$6,466	$(41)	$(35)	$6,390
Earnings per share
Basic	$5.31			$5.27
Diluted	$5.22			$5.18
(1)	Includes deposit liabilities designated at fair value through profit or loss of $174 (November 1, 2012 - $157).

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Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2014

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2014. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards in the first quarter of 2015. Based on the assessments completed the Bank does not expect the impact of adoption of these standards to be significant.

Presentation of own credit risk (IFRS 9)

IFRS 9 Financial Instruments, requires an entity choosing to measure a liability at fair value to present the portion of the change in fair value due to the changes in the entity’s own credit risk in the Consolidated Statement of Other Comprehensive Income, rather than within the Consolidated Statement of Income. The IASB permits entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank will early adopt these requirements as of Q1, 2015.

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by legislation, would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized.

Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to IAS 39 to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities.

Disclosures for Non-financial Assets

The amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement.

Effective November 1, 2017

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard is effective for the Bank on November 1, 2017, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. A majority of the Bank’s revenue generating instruments meets the definition of financial instruments and remains out of scope. The areas of focus for the Bank’s assessment will be fees and commission revenues from wealth management and other banking services.

Effective November 1, 2018

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9 which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging.

Classification and Measurement

The standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. Financial assets will be measured at fair value through profit or loss unless certain conditions are met which permits measurement at amortized cost or at fair value through other comprehensive income. Most of the IFRS 9 requirements for financial liabilities have been carried forward unchanged from IAS 39.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial instruments subject to impairment accounting. The expected credit loss (ECL) model replaces the current “incurred loss” model and is based on a forward looking approach. The ECL model contains a “dual stage” approach which is based on the change in credit quality of loans since initial recognition. Under the first stage, an amount equal to 12 months expected credit losses will be recorded for financial instruments where there has not been a significant increase in credit risk since initial recognition. Under the second stage, an amount equal to the lifetime expected losses will be recorded for those financial instruments where there has been a significant increase in credit risk since initial recognition.

Hedging

The standard expands the scope of hedged items and hedging items to which hedge accounting can be applied. It changes the effectiveness testing requirements and removes the ability to voluntarily discontinue hedge accounting.

The standard is effective for the Bank on November 1, 2018 on a retrospective basis with certain exceptions. Early adoption is permitted and if elected must at a minimum be applied to both the classification and measurement and impairment models simultaneously. The Bank is currently assessing the impact of adopting this new standard.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer

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Protection Act. The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of the final rule is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. chief risk officer. The Bank will work to help ensure compliance with the final rule by the effective date of July 2016.

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of Dodd Frank, commonly known as the Volcker Rule. The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. In the final rule, the Federal Reserve extended the conformance period to July 2015. The Bank is currently working to help ensure compliance with the Volcker rule by July 2015.

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA, and in some countries, related local regulations, will require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting will be made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. A number of other OECD member countries intend to implement requirements for automated exchange of information relating to tax residents of those countries commencing in 2016. Across our entire global network, the Bank intends to meet all obligations imposed under FATCA and other exchange of tax information regimes in accordance with local banking and tax regulations. Under the guidance of an enterprise program office, dedicated project teams in each of the business lines are working to meet all such obligations worldwide while minimizing negative impact on the client experience.

Related party transactions

Compensation of key management personnel

Compensation of the Bank key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer, including Group Heads, and the Chief Financial Officer.

T62 Compensation of the Bank key management personnel

For the year ended October 31

($ millions)	2014	2013
Salaries and cash incentives(1)	$17	$20
Equity-based payment(2)	25	34
Pension and other benefits(1)	3	2
Total	$45	$56

(1)	Expensed during the year
(2)	Awarded during the year

Directors can use some of all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 29 – Share-based payments for further details of these plans.

Loans and deposits of key management personnel

T63 Loans and deposits of key management personnel

As at October 31

($ millions)	2014	2013
Loans	$4	$1
Deposits	$5	$12

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $9.4 million as at October 31, 2014 (October 31, 2013 – $3.5 million) while actual utilized accounts were $3.4 million (October 31, 2013 – $1.3 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T64 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2014	2013
Net income	$11	$20
Loans	553	511
Deposits	223	287
Guarantees and commitments	$75	$58

Scotiabank principal pension plan

The Bank manages assets of $1.8 billion (October 31, 2013 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earned $4 million (October 31, 2013 – $4 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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SUPPLEMENTARY DATA

Geographic information

T65 Net income by geographic segment

	2014						2013						2012

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total
Net interest income	$6,219	$440	$1,180	$935	$3,576	$12,350	$5,706	$461	$1,048	$895	$3,325	$11,435	$4,747	$527	$846	$832	$3,127	$10,079
Net fee and commission revenues	5,282	451	495	454	1,344	8,026	4,588	459	452	416	1,204	7,119	4,226	422	416	376	977	6,417
Net income from investments in associated corporations	156	–	–	6	405	567	239	–	4	5	659	907	214	–	3	4	377	598
Other operating income	1,633	359	104	74	917	3,087	904	287	122	72	948	2,333	1,472	275	58	24	986	2,815
Provision for credit losses	662	6	240	267	528	1,703	472	38	130	246	402	1,288	515	20	89	180	348	1,152
Operating expenses	6,986	513	1,154	645	3,399	12,697	6,441	464	1,050	628	3,230	11,813	5,770	412	857	587	2,914	10,540
Provision for income taxes	1,156	237	35	175	497	2,100	956	190	61	166	510	1,883	856	286	34	156	367	1,699
Net income	$4,486	$494	$350	$382	$1,818	$7,530	$3,568	$515	$385	$348	$1,994	$6,810	$3,518	$506	$343	$313	$1,838	$6,518
Corporate adjustments(1)						(232)						(200)						(128)
						$7,298						$6,610						$6,390
Net income attributable to:
Non-controlling interests						227						231						196
Preferred shareholders						155						217						220
Common shareholders						$6,916						$6,162						$5,974

(1)	The adoption of the standard on business combinations results in a change in the definition of net income to exclude non-controlling interests.

T66 Loans and acceptances by geography(1)

	IFRS				CGAAP	Percentage mix

As at October 31 ($ billions)	2014	2013	2012	2011	2010	2014	2010
Canada
Atlantic provinces	$25.5	$19.2	$17.3	$15.7	$17.0	5.8%	6.0%
Quebec	27.7	25.3	22.3	20.5	17.7	6.3	6.2
Ontario	145.1	145.6	123.7	109.7	101.7	33.1	36.0
Manitoba and Saskatchewan	15.1	13.1	11.5	10.4	6.6	3.4	2.3
Alberta	46.3	42.4	36.7	33.9	21.7	10.6	7.7
British Columbia	43.0	46.3	39.4	36.1	21.1	9.8	7.5
	302.7	291.9	250.9	226.3	185.8	69.0	65.7
U.S.	23.5	20.0	20.7	16.7	21.1	5.4	7.5
Mexico	16.0	12.9	10.7	10.3	10.1	3.7	3.6
Other International
Latin America	41.6	36.8	33	28.5	23.4	9.5%	8.3%
Europe	6.3	6.4	6.0	8.7	6.5	1.5	2.3
Caribbean and Central America	27.7	27.0	25.9	17.8	18.8	6.3	6.6
Asia and Other	20.0	21.1	17.2	21.1	17.0	4.6	6.0
	95.6	91.3	82.1	76.1	65.7	21.9	23.2
	$437.8	$416.1	$364.4	$329.4	$282.7	100.0%	100.0%
Total allowance for loan losses(2)	(3.6)	(3.3)	(3.0)	(2.7)	(1.4)
Total loans and acceptances net of allowance for loan losses	$434.2	$412.8	$361.4	$326.7	$281.3

(1)	2011 and 2012 have been restated as follows: deposits with non-bank financial institutions are now excluded (previously classified as loans); loan facilities drawn by way of letters of credit are now excluded; and letters of credit facilities drawn by way of loans are now included. Periods prior to 2011 reflect balances as at September 30, and General Allowances as at October 31.
(2)	Total allowance includes a collective allowance on performing loans of $1,272 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T67 Gross impaired loans by geographic segment

	IFRS				CGAAP

As at October 31 ($ millions)	2014(1)	2013(1)	2012(1)	2011(1)	2010
Canada	$1,116	$1,022	$1,182	$1,168	$1,276
U.S.	11	184	139	8	179
Mexico	314	223	145	152	250
Peru	423	326	266	230	219
Other International	2,336	1,946	1,890	1,843	2,497
Total	$4,200	$3,701	$3,622	$3,401	$4,421

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T68 Provision against impaired loans by geographic segment

	IFRS				CGAAP

For the fiscal years ($ millions)	2014	2013	2012	2011	2010
Canada	$662	$472	$515	$621	$712
U.S.	6	38	20	(12)	(13)
Mexico	240	130	89	145	168
Peru	267	246	180	85	104
Other International	528	402	348	297	352
Total	$1,703	$1,288	$1,152	$1,136	$1,323

T69 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2013 Total
							2014 Total
Asia
China	$3,689	$4,342	$153	$519	$359	$24	$9,087	$7,928
Hong Kong	1,377	105	72	171	–	35	1,761	1,795
India	2,123	1,000	–	167	–	34	3,323	3,928
Japan	137	38	89	700	–	791	1,754	768
Malaysia	956	175	–	17	306	32	1,486	1,626
South Korea	1,854	632	–	276	–	60	2,822	3,096
Thailand	8	43	428	53	2,134	4	2,670	2,472
Turkey	370	876	–	–	–	–	1,245	1,772
Other(2)	1,387	447	125	112	–	113	2,185	2,022
Total	$11,901	$7,657	$867	$2,014	$2,800	$1,093	$26,332	$25,408
Latin America
Brazil	$2,717	$2,369	–	$104	$181	$12	$5,384	$4,287
Chile	2,712	727	–	–	2,668	19	6,126	6,407
Colombia	778	366	–	3	1,455	4	2,606	2,004
Mexico	1,749	427	–	54	3,022	2	5,254	5,145
Peru	2,254	228	–	–	2,784	14	5,280	4,582
Uruguay	223	25	–	–	335	–	583	475
Other	6	–	–	–	78	–	84	183
Total	$10,440	$4,142	$–	$160	$10,522	$52	$25,316	$23,084
Caribbean and Central America
Dominican Republic	$800	$129	$68	$14	–	$3	$1,014	$956
Jamaica	64	1	–	–	435	–	501	596
Other(3)	1,497	87	12	57	344	2	1,999	2,011
Costa Rica	1,010	152	–	–	715	–	1,877	1,755
El Salvador	446	82	–	–	488	–	1,016	951
Panama	2,443	181	25	4	–	1	2,653	2,933
Total	$6,260	$632	$105	$75	$1,983	$6	$9,060	$9,203

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, Macau, Singapore, Taiwan and Vietnam.
(3)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, Trinidad & Tobago, Turks & Caicos.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

T70 Loans and acceptances by type of borrower(1)

	2014

As at October 31 ($ billions)	Balance	% of total	2013	2012(1)
Residential mortgages	$212.6	48.6%	$209.9	$175.6
Personal loans and credit cards	84.2	19.2	76.0	68.3
Personal	$296.8	67.8%	$285.9	$243.9
Financial services
Non-bank	$13.4	3.1%	$11.7	$13.0
Bank(2)	8.9	2.0	12.1	7.8
Wholesale and retail	16.6	3.8	14.1	13.4
Real estate and construction	15.5	3.5	14.2	12.2
Oil and gas	12.8	2.9	10.4	9.8
Transportation	8.1	1.9	7.8	8.1
Automotive	8.1	1.9	7.4	6.6
Agriculture	7.1	1.6	6.1	5.7
Hospitality and leisure	3.6	0.8	3.4	3.6
Mining and primary metals	6.0	1.4	4.7	3.2
Utilities	5.9	1.3	4.4	5.3
Health care	3.5	0.8	3.6	3.5
Technology and media	5.4	1.2	5.3	5.2
Chemical	1.4	0.3	1.3	1.2
Food and beverage	3.9	0.9	3.1	2.5
Forest products	1.3	0.3	1.5	1.3
Other(3)	15.3	3.5	14.9	13.8
Sovereign(4)	4.2	1.0	4.2	4.3
Business and government	$141.0	32.2%	$130.2	$120.6
	$437.8	100.0%	$416.1	$364.4
Total allowance for loan losses	(3.6)		(3.3)	(3.0)
Total loans and acceptances net of allowance for loan losses	$434.2		$412.8	$361.4

(1)	2012 amounts have been restated as follows: deposits with non-bank financial institutions are now excluded (previously classified as loans); loan facilities drawn by way of letters of credit are now excluded; and letters of credit facilities drawn by way of loans are now included.
(2)	Deposit taking institutions and securities firms.
(3)	Other related to $6.5 in financing products, $1.3 in services and $1.2 in wealth management.
(4)	Includes central banks, regional and local governments, and supra-national agencies.

T71 Off balance-sheet credit instruments

	IFRS				CGAAP

As at October 31 ($ billions)	2014	2013	2012	2011	2010
Commitments to extend credit(1)	$137.3	$118.8	$109.9	$104.7	$103.6
Standby letters of credit and letters of guarantee	26.0	24.2	22.1	21.1	20.4
Securities lending, securities purchase commitments and other	38.9	28.3	16.2	14.2	14.0
Total	$202.2	$171.3	$148.2	$140.0	$138.0

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

100      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T72 Changes in net impaired loans

For the fiscal years ($ millions)	2014	2013	2012	2011
Gross impaired loans(1)
Balance at beginning of year	$3,701	$3,622	$3,401	$3,714
Net additions(2)
New additions	3,767	2,863	2,825	2,790
Declassifications	(32)	(208)	(194)	–
Payments	(1,295)	(1,218)	(1,183)	(1,708)
Sales	(141)	(9)	(36)	–
	2,299	1,428	1,412	1,082
Write-offs
Residential mortgages	(69)	(91)	(66)	(130)
Personal loans	(1,027)	(728)	(733)	(374)
Credit cards	(463)	(449)	(299)	(628)
Business and government	(338)	(201)	(200)	(192)
	(1,897)	(1,469)	(1,298)	(1,324)
Foreign exchange and other	97	120	107	(71)
Balance at end of year	$4,200	$3,701	$3,622	$3,401

Allowance for credit losses on impaired loans
Balance at beginning of year	$1,893	$1,617	$1,406	$1,385
Provision for credit losses	1,703	1,288	1,252	1,076
Write-offs	(1,897)	(1,469)	(1,298)	(1,324)
Recoveries
Residential mortgages	87	40	30	55
Personal loans	223	179	185	71
Credit cards	107	113	76	152
Business and government	93	111	84	71
	510	443	375	349
Foreign exchange and other(3)	(11)	14	(118)	(80)
Balance at end of year	$2,198	$1,893	$1,617	$1,406

Net impaired loans
Balance at beginning of year	$1,808	$2,005	$1,995	$2,329
Net change in gross impaired loans	499	79	221	(313)
Net change in allowance for credit losses on impaired loans	(305)	(276)	(211)	(21)
Balance at end of year	$2,002	$1,808	$2,005	$1,995
Collective allowance on performing loans	(1,272)	(1,272)	(1,272)	(1,224)
Balance, after deducting collective allowance on performing loans, at end of year	$730	$536	$733	$771

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	2011 information has been presented in aggregate for declassification, payments and sales in “payments”.
(3)	Includes $4 million transferred to/from other liabilities (2013 – $4 million, 2012 – $4 million, 2011 – $8 million).

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T73 Provision for credit losses

For the fiscal years ($ millions)	2014	2013	2012	2011
Gross provisions	$2,312	$1,829	$1,637	$1,653
Reversals	(99)	(98)	(110)	(168)
Recoveries	(510)	(443)	(375)	(349)
Net provision for credit losses on impaired loans	1,703	1,288	1,152	1,136
Collective provision (reversals) on performing loans	–	–	100	(60)
Total net provision for credit losses	$1,703	$1,288	$1,252	$1,076

T74 Provision for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2014	2013	2012	2011
Residential mortgages	$–	$117	$112	$176
Personal loans and credit cards	1,414	1,004	875	760
Personal	$1,414	$1,121	$987	$936
Financial services
Non-bank	5	–	–	(7)
Bank	–	–	1	–
Wholesale and retail	58	36	30	23
Real estate and construction	61	43	25	29
Oil and gas	3	18	4	48
Transportation	12	(11)	5	43
Automotive	1	–	2	(2)
Agriculture	7	4	17	(1)
Hospitality and leisure	44	9	10	6
Mining and primary metals	12	–	(1)	1
Utilities	24	10	2	3
Health care	15	5	13	4
Technology and media	32	6	7	16
Chemical	–	–	–	–
Food and beverage	9	2	(1)	3
Forest products	–	–	7	4
Other	6	42	41	30
Sovereign	–	3	3	–
Business and government	$289	$167	$165	$200
Total provisions against impaired loans	$1,703	$1,288	$1,152	$1,136

102      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T75 Impaired loans by type of borrower

	2014(1)			2013(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,491	$359	$1,132	$1,270	$338	$932
Personal loans and credit cards	1,254	1,225	29	1,046	994	52
Personal	$2,745	$1,584	$1,161	$2,316	$1,332	$984
Financial services
Non-bank	15	5	10	3	–	3
Bank	1	1	–	2	1	1
Wholesale and retail	194	127	67	151	86	65
Real estate and construction	270	91	179	351	119	232
Oil and gas	44	51	(7)	81	55	26
Transportation	88	24	64	47	22	25
Automotive	14	4	10	8	3	5
Agriculture	82	41	41	76	34	42
Hospitality and leisure	168	80	88	154	41	113
Mining and primary metals	62	22	40	15	7	8
Utilities	265	20	245	56	12	44
Health care	51	26	25	56	28	28
Technology and media	16	9	7	52	29	23
Chemical	2	–	2	–	–	–
Food and beverage	54	18	36	23	8	15
Forest products	4	3	1	12	9	3
Other	113	88	25	247	98	149
Sovereign	12	4	8	51	9	42
Business and government	$1,455	$614	$841	$1,385	$561	$824
Total	$4,200	$2,198	$2,002	$3,701	$1,893	$1,808

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T76 Total credit risk exposures by geography(1)(2)

	2014					2013

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$61,914	$26,735	$33,969	$283,100	$405,718	$390,613
U.S.	64,690	19,436	32,843	–	116,969	104,366
Mexico	11,473	307	1,032	7,963	20,775	17,859
Peru	12,461	974	2,659	5,297	21,391	17,703
Other International
Europe	13,962	5,787	9,522	–	29,271	30,072
Caribbean and Central America	17,279	1,382	1,519	14,387	34,567	34,034
Latin America	20,460	944	1,372	11,782	34,558	31,856
Other	30,372	3,823	2,993	82	37,270	36,959
Total	$232,611	$59,388	$85,909	$322,611	$700,519	$663,462

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T77 AIRB credit risk exposures by maturity(1)(2)

As at October 31 ($ millions)	2014				2013

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$115,182	$17,613	$46,581	$179,376	$173,719
One to 5 years	61,439	36,797	30,071	128,307	119,173
Over 5 years	6,961	1,229	6,519	14,709	9,019
Total non-retail	$183,582	$55,639	$83,171	$322,392	$301,911
Retail
Less than 1 year	$36,048	$12,868	$–	$48,916	$39,325
One to 5 years	154,437	–	–	154,437	166,712
Over 5 years	20,138	–	–	20,138	14,653
Revolving credits(4)	36,192	16,196	–	52,388	47,622
Total retail	$246,815	$29,064	$–	$275,879	$268,312
Total	$430,397	$84,703	$83,171	$598,271	$570,223

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

2014  Scotiabank Annual Report      103

MANAGEMENT’S DISCUSSION AND ANALYSIS

T78 Total credit risk exposures and risk-weighted assets

	2014						2013

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	Risk- weighted assets
Non-retail
Corporate
Drawn	$89,287	$50,298	$41,334	$39,942	$130,621	$90,240	$116,209	$82,203
Undrawn	43,395	18,682	3,687	3,632	47,082	22,314	45,758	21,547
Other(4)	29,099	8,951	2,579	2,545	31,678	11,496	24,902	9,520
	161,781	77,931	47,600	46,119	209,381	124,050	186,869	113,270
Bank
Drawn	23,360	6,022	2,523	1,478	25,883	7,500	28,186	9,509
Undrawn	10,895	3,331	59	25	10,954	3,356	12,463	3,968
Other(4)	8,096	1,398	99	88	8,195	1,486	11,361	2,071
	42,351	10,751	2,681	1,591	45,032	12,342	52,010	15,548
Sovereign
Drawn	70,935	4,589	5,172	269	76,107	4,858	69,594	5,013
Undrawn	1,349	139	3	1	1,352	140	1,568	234
Other(4)	805	33	–	–	805	33	4,837	84
	73,089	4,761	5,175	270	78,264	5,031	75,999	5,331
Total Non-retail
Drawn	183,582	60,909	49,029	41,689	232,611	102,598	213,989	96,725
Undrawn	55,639	22,152	3,749	3,658	59,388	25,810	59,789	25,749
Other(4)	38,000	10,382	2,678	2,633	40,678	13,015	41,100	11,675
	$277,221	$93,443	$55,456	$47,980	$332,677	$141,423	$314,878	$134,149
Retail(5)				.
Retail residential mortgages
Drawn	$187,364	$9,053	$23,977	$10,713	$211,341	$19,766	$209,581	$18,956
Undrawn	–	–	–	–	–	–	–	–
	187,364	9,053	23,977	10,713	211,341	19,766	209,581	18,956
Secured lines of credit
Drawn	19,115	4,487	–	–	19,115	4,487	18,241	4,802
Undrawn	12,209	1,282	–	–	12,209	1,282	12,856	1,419
	31,324	5,769	–	–	31,324	5,769	31,097	6,221
Qualifying retail revolving exposures (QRRE)
Drawn	16,011	9,356	–	–	16,011	9,356	15,174	7,105
Undrawn	16,196	2,105	–	–	16,196	2,105	12,900	1,672
	32,207	11,461	–	–	32,207	11,461	28,074	8,777
Other retail
Drawn	24,325	12,355	22,755	16,493	47,080	28,848	40,499	24,412
Undrawn	659	161	–	–	659	161	735	90
	24,984	12,516	22,755	16,493	47,739	26,009	41,234	24,502
Total retail
Drawn	246,815	35,251	46,732	27,206	293,547	62,457	283,495	55,275
Undrawn	29,064	3,548	–	–	29,064	3,548	26,491	3,181
	$275,879	$38,799	$46,732	$27,206	$322,611	$66,005	$309,986	$58,456
Securitization exposures	19,922	4,561	60	60	19,982	4,621	17,975	7,049
Trading derivatives	25,249	8,041	–	–	25,249	8,041	20,623	6,977
CVA derivatives	–	–	–	5,632	–	5,632	–	–
Subtotal	$598,271	$144,844	$102,248	$80,878	$700,519	$225,722	$663,462	$206,631
Equities	4,269	4,269	–	–	4,269	4,269	3,728	3,728
Other assets	–	–	52,288	23,065	52,288	23,065	55,910	22,250
Total credit risk, before scaling factor	$602,540	$149,113	$154,536	$103,943	$757,076	$253,056	$723,100	$232,609
Add-on for 6% scaling factor(6)	–	8,831	–	–	–	8,831	–	8,331
Total credit risk	$602,540	$157,944	$154,536	$103,943	$757,076	$261,887	$723,100	$240,940

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)	At Q4 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65, and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio respectively.
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	During the year, the Bank implemented new retail probability of default (PD), exposure at default (EAD) and loss given default (LGD) models for credit cards, lines of credit and real estate secured revolving credit.
(6)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

104      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T79 Volume/rate analysis of change in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2014 versus 2013			Increase (decrease) due to change in: 2013 versus 2012
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Net interest income
Total earning assets	$1,246	$(719)	$527	$2,684	$(1,017)	$1,667
Total interest-bearing liabilities	381	(811)	(430)	1,023	(734)	289
Change in net interest income	$865	$92	$957	$1,661	$(283)	$1,378
Assets

Deposits with banks	$23	$(39)	$(16)	$(6)	$(2)	$(8)
Trading assets	10	(5)	5	21	(25)	(4)
Securities purchased under resale agreements	27	(38)	(11)	73	(104)	(31)
Investment securities	21	(121)	(100)	150	(193)	(43)
Loans:
Residential mortgages	156	33	189	1,492	(573)	919
Personal loans and credit cards	583	(72)	511	476	151	627
Business and government	426	(477)	(51)	478	(271)	207
Total loans	1,165	(516)	649	2,446	(693)	1,753
Total earning assets	$1,246	$(719)	$527	$2,684	$(1,017)	$1,667

Liabilities

Deposits:
Personal	$85	$(267)	$(182)	$556	$(301)	$255
Business and government	289	(346)	(57)	218	(176)	42
Banks	18	32	50	22	(39)	(17)
Total deposits	392	(581)	(189)	796	(516)	280
Obligations related to securities sold under repurchase agreements	36	(46)	(10)	112	(89)	23
Subordinated debentures	(106)	(29)	(135)	21	(63)	(42)
Other interest bearing liabilities	59	(155)	(96)	94	(66)	28
Total interest bearing liabilities	$381	$(811)	$(430)	$1,023	$(734)	$289

(1)	Refer to non-GAAP measures on page 17. Totals may not add due to rounding.
(2)	Prior period amounts have been restated to conform with current year presentation.

T80 Provision for income taxes

For the fiscal years ($ millions)	2014	2013(1)	2012(1)	2014 versus 2013
Income taxes
Provision for income taxes	$2,002	$1,737	$1,568	15%

Other taxes
Payroll taxes	312	277	247	12
Business and capital taxes	314	274	248	15
Harmonized sales tax and other	295	268	252	10
Total other taxes	921	819	747	12
Total income and other taxes(2)	$2,923	$2,556	$2,315	14%
Net income before income taxes	$9,300	$8,347	$7,958	11%
Effective income tax rate (%)	21.5	20.8	19.7	0.7
Total tax rate (%)(3)	28.6	27.9	26.6	0.7

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	Comprising $1,679 million of Canadian taxes (2013 – $1,403 million; 2012 – $1,258 million) and $1,244 million of foreign taxes (2013 – $1,153 million; 2012 – $1,057 million).
(3)	Total income and other taxes as a percentage of net income before income and other taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T81 Assets under administration and management

($ billions)	2014	2013	2012	2011
Assets under administration
Personal
Retail brokerage	$148.8	$132.9	$117.6	$108.1
Investment management and trust	95.1	85.2	79.9	72.6
	243.9	218.1	197.5	180.7
Mutual funds	122.5	106.8	82.2	73.5
Institutional	61.1	52.9	48.3	43.5
Total	$427.5	$377.8	$328.0	$297.7

Assets under management
Personal	$35.7	$29.7	$24.3	$18.4
Mutual funds	110.6	96.5	73.8	67.7
Institutional	18.5	19.3	16.6	16.6
Total	$164.8	$145.5	$114.7	$102.7

T82 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2014	2013	2012	2011
Audit services	$24.6	$24.4	$20.7	$18.9
Audit-related services	0.6	1.2	0.5	1.4
Tax services outside of the audit scope	–	0.1	0.1	0.1
Other non-audit services	0.7	0.4	0.5	0.5
Total	$25.9	$26.1	$21.8	$20.9

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T83 Selected quarterly information

	2014				2013(1)

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	3,099	3,150	3,051	3,005	2,874	2,930	2,779	2,767
Net interest income (TEB(2))	3,105	3,155	3,054	3,008	2,877	2,935	2,782	2,771
Non-interest revenue	2,648	3,337	2,674	2,640	2,526	2,585	2,434	2,404
Non-interest revenue (TEB(2))	2,743	3,421	2,755	2,717	2,600	2,659	2,513	2,474
Total revenue	5,747	6,487	5,725	5,645	5,400	5,515	5,213	5,171
Total revenue (TEB(2))	5,848	6,576	5,809	5,725	5,477	5,594	5,295	5,245
Provision for credit losses	574	398	375	356	321	314	343	310
Operating expenses	3,361	3,140	2,995	3,105	2,977	3,003	2,856	2,828
Provision for income taxes	374	598	555	475	426	451	432	428
Provision for income taxes (TEB(2))	475	687	639	555	503	530	514	502
Net income	1,438	2,351	1,800	1,709	1,676	1,747	1,582	1,605
Net income attributable to common shareholders	1,343	2,267	1,699	1,607	1,567	1,637	1,467	1,491
Operating performance
Basic earnings per share ($)	1.10	1.86	1.40	1.33	1.30	1.37	1.23	1.26
Diluted earnings per share ($)	1.10	1.85	1.39	1.32	1.29	1.36	1.22	1.24
Adjusted diluted earnings per share(2)($)	1.11	1.86	1.40	1.34	1.31	1.38	1.23	1.26
Return on equity(2)(%)	11.9	20.6	16.3	15.4	15.8	17.2	16.5	16.8
Productivity ratio (%)(TEB(2))	57.5	47.8	51.6	54.2	54.4	53.7	53.9	53.9
Core banking margin (%)(TEB(2))	2.39	2.41	2.42	2.35	2.31	2.33	2.30	2.29
Financial position information ($ billions)
Cash and deposits with financial institutions	56.7	50.0	59.8	55.3	53.3	52.2	55.2	53.1
Trading assets	113.2	120.4	117.7	113.0	96.5	101.8	104.3	104.5
Loans	424.3	418.9	418.9	414.8	402.2	397.3	394.7	388.7
Total assets	805.7	791.5	791.8	782.8	743.6	742.5	754.3	736.5
Deposits(3)	554.0	545.1	551.5	539.4	517.9	507.3	520.0	514.7
Common equity	45.0	44.2	43.0	42.4	40.2	38.6	36.9	35.9
Preferred shares	2.9	2.9	3.2	3.8	4.1	4.4	4.4	4.4
Assets under administration(2)	427.5	421.9	419.0	393.1	377.8	360.5	362.6	352.1
Assets under management(2)	164.8	164.8	158.8	153.3	145.5	134.6	135.2	130.6
Capital measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.8	10.9	9.8	9.4	9.1	8.9	8.6	8.2
Tier 1 capital ratio (%)	12.2	12.3	11.3	11.2	11.1	11.0	10.7	10.3
Total capital ratio (%)	13.9	14.1	13.3	13.5	13.5	13.8	13.6	13.5
Asset to capital multiple	17.1	16.8	17.9	17.4	17.1	17.1	17.5	17.3
CET1 risk-weighted assets ($ billions)	312.5	307.8	300.2	302.1	288.2	282.3	280.7	280.1
Credit quality
Net impaired loans ($ millions)(4)	2,002	1,877	1,941	1,833	1,808	1,874	1,809	1,934
Allowance for credit losses ($ millions)	3,641	3,406	3,364	3,361	3,273	3,213	3,220	3,105
Net impaired loans as a % of loans and acceptances(4)	0.46	0.43	0.45	0.43	0.44	0.46	0.45	0.49
Provision for credit losses as a % of average loans and acceptances (annualized)	0.53	0.37	0.36	0.34	0.31	0.31	0.35	0.32
Common share information
Share price ($) (TSX)
High	74.39	74.93	66.72	66.75	64.10	60.15	61.84	59.20
Low	64.05	66.18	59.92	60.56	57.35	55.10	56.33	52.30
Close	69.02	74.01	66.60	61.10	63.39	58.01	58.09	58.65
Shares outstanding (millions)
Average – Basic	1,217	1,217	1,215	1,209	1,204	1,198	1,193	1,186
Average – Diluted	1,223	1,225	1,222	1,217	1,210	1,207	1,213	1,204
End of period	1,217	1,217	1,217	1,215	1,209	1,203	1,198	1,192
Dividends per share ($)	0.66	0.64	0.64	0.62	0.62	0.60	0.60	0.57
Dividend yield(5)(%)	3.8	3.6	4.0	3.9	4.1	4.2	4.1	4.1
Market capitalization ($ billions) (TSX)	84.0	90.1	81.0	74.2	76.6	69.8	69.6	69.9
Book value per common share ($)	36.96	36.34	35.33	34.87	33.23	32.12	30.82	30.15
Market value to book value multiple	1.9	2.0	1.9	1.8	1.9	1.8	1.9	1.9
Price to earnings multiple (trailing 4 quarters)	12.1	12.6	12.3	11.7	12.3	11.5	10.8	11.0

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements). Capital measures have not been restated for the new IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Prior period amounts have been restated to conform with current period presentation.
(4)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share price for the period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T84 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2014	2013(1)	2012(1)	2011
Assets
Cash and deposits with financial institutions	$56,730	$53,338	$47,337	$38,723
Precious metals	7,286	8,880	12,387	9,249
Trading assets
Securities	95,363	84,196	74,639	62,192
Loans	14,508	11,225	12,857	13,607
Other	3,377	1,068	100	–
	113,248	96,489	87,596	75,799
Financial instruments designated at fair value through profit or loss	111	106	197	375
Securities purchased under resale agreements and securities borrowed	93,866	82,533	66,189	47,181
Derivative financial instruments	33,439	24,503	30,338	37,322
Investment securities	38,662	34,319	33,376	30,176
Loans
Residential mortgages	212,648	209,865	175,630	161,685
Personal and credit cards	84,204	76,008	68,277	63,317
Business and government	131,098	119,615	111,648	96,743
	427,950	405,488	355,555	321,745
Allowance for credit losses	3,641	3,273	2,977	2,689
	424,309	402,215	352,578	319,056
Other
Customers’ liability under acceptances	9,876	10,556	8,932	8,172
Property and equipment	2,272	2,214	2,218	2,504
Investments in associates	3,461	5,326	4,791	4,434
Goodwill and other intangible assets	10,884	10,704	8,692	7,639
Deferred tax assets	1,763	1,938	2,273	2,214
Other assets	9,759	10,523	11,321	11,579
	38,015	41,261	38,227	36,542
	$805,666	$743,644	$668,225	$594,423
Liabilities
Deposits
Personal	$175,163	$171,048	$138,051	$133,025
Business and government(2)	342,367	313,820	293,460	262,833
Financial institutions	36,487	33,019	34,178	25,376
	554,017	517,887	465,689	421,234
Financial instruments designated at fair value through profit or loss(2)	465	174	157	101
Other
Acceptances	9,876	10,556	8,932	8,172
Obligations related to securities sold short	27,050	24,977	18,622	15,450
Derivative financial instruments	36,438	29,267	35,323	40,236
Obligations related to securities sold under repurchase agreements and securities lent	88,953	77,508	56,968	38,216
Subordinated debentures	4,871	5,841	10,143	6,923
Capital instruments	–	–	–	2,003
Other liabilities	34,785	32,047	32,726	29,848
	201,973	180,196	162,714	140,848
	756,455	698,257	628,560	562,183
Equity
Common equity
Common shares	15,231	14,516	13,139	8,336
Retained earnings	28,609	25,068	21,775	18,421
Accumulated other comprehensive income (loss)	949	388	(745)	(497)
Other reserves	176	193	166	96
Total common equity	44,965	40,165	34,335	26,356
Preferred shares	2,934	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	47,899	44,249	38,719	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	1,312	1,138	946	626
Capital instrument equity holders	–	–	–	874
Total equity	49,211	45,387	39,665	32,240
	$805,666	$743,644	$668,225	$594,423

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	Prior period amounts have been restated to conform with current period presentation.

108      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T85 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)	2011
Revenue
Interest income
Loans	$18,176	$17,359	$15,606	$14,373
Securities	921	1,000	1,045	986
Securities purchased under resale agreements and securities borrowed	180	190	221	221
Deposits with financial institutions	263	279	287	275
	19,540	18,828	17,159	15,855
Interest expense
Deposits	6,173	6,397	6,117	5,589
Subordinated debentures	204	339	381	369
Capital instruments	–	–	–	138
Other	858	742	691	745
	7,235	7,478	7,189	6,841
Net interest income	12,305	11,350	9,970	9,014
Net fee and commission revenues	7,737	6,917	6,246	5,727
Other operating income	3,562	3,032	3,430	2,569
Total revenue	23,604	21,299	19,646	17,310
Provision for credit losses	1,703	1,288	1,252	1,076
Operating expenses	12,601	11,664	10,436	9,481
Income before taxes	9,300	8,347	7,958	6,753
Income tax expense	2,002	1,737	1,568	1,423
Net income	$7,298	$6,610	$6,390	$5,330
Net income attributable to non-controlling interests	$227	$231	$196	$149
Non-controlling interests in subsidiaries	227	231	196	91
Capital instrument equity holders	–	–	–	58
Net income attributable to equity holders of the Bank	$7,071	$6,379	$6,194	$5,181
Preferred shareholders	155	217	220	216
Common shareholders	$6,916	$6,162	$5,974	$4,965
Earnings per common share (in dollars)
Basic	$5.69	$5.15	$5.27	$4.63
Diluted	$5.66	$5.11	$5.18	$4.53

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T84 Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009	2008	2007	2006	2005	2004
Assets
Cash resources	$46,027	$43,278	$37,318	$29,195	$23,376	$20,505	$17,155
Securities
Trading	64,684	58,067	48,292	59,685	62,490	50,007	43,056
Available-for-sale	47,228	55,699	38,823	28,426	–	–	–
Investment	–	–	–	–	32,870	23,285	15,576
Equity accounted investments	4,651	3,528	920	724	142	167	141
	116,563	117,294	88,035	88,835	95,502	73,459	58,773
Securities purchased under resale agreements	27,920	17,773	19,451	22,542	25,705	20,578	17,880
Loans
Residential mortgages	120,482	101,604	115,084	102,154	89,590	75,520	69,018
Personal and credit cards	62,548	61,048	50,719	41,734	39,058	34,695	30,182
Business and government	103,981	106,520	125,503	85,500	76,733	62,681	57,384
	287,011	269,172	291,306	229,388	205,381	172,896	156,584
Allowance for credit losses	2,787	2,870	2,626	2,241	2,607	2,469	2,696
	284,224	266,302	288,680	227,147	202,774	170,427	153,888
Other
Customers’ liability under acceptances	7,616	9,583	11,969	11,538	9,555	7,576	7,086
Derivative instruments	26,852	25,992	44,810	21,960	12,098	12,867	15,488
Land, buildings and equipment	2,450	2,372	2,449	2,061	2,103	1,836	1,823
Other assets	15,005	13,922	14,913	8,232	7,893	6,777	7,119
	51,923	51,869	74,141	43,791	31,649	29,056	31,516
	$526,657	$496,516	$507,625	$411,510	$379,006	$314,025	$279,212
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762	$118,919	$100,823	$93,450	$83,953	$79,020
Business and government	210,687	203,594	200,566	161,229	141,072	109,389	94,125
Banks	22,113	23,063	27,095	26,406	29,392	24,103	22,051
	361,650	350,419	346,580	288,458	263,914	217,445	195,196
Other
Acceptances	7,616	9,583	11,969	11,538	9,555	7,576	7,086
Obligations related to securities sold under repurchase agreements	40,286	36,568	36,506	28,137	33,470	26,032	19,428
Obligations related to securities sold short	21,519	14,688	11,700	16,039	13,396	11,250	7,585
Derivative instruments	31,990	28,806	42,811	24,689	12,869	13,004	16,002
Other liabilities	28,947	24,682	31,063	21,138	24,799	18,983	13,785
	130,358	114,327	134,049	101,541	94,089	76,845	63,886

Subordinated debentures	5,939	5,944	4,352	1,710	2,271	2,597	2,615
Capital instrument liabilities	500	500	500	500	750	750	2,250
Shareholders’ equity
Preferred shares	3,975	3,710	2,860	1,635	600	600	300
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946	3,829	3,566	3,425	3,317	3,229
Retained earnings	21,932	19,916	18,549	17,460	15,843	14,126	13,239
Accumulated other comprehensive income (loss)	(4,051)	(3,800)	(3,596)	(3,857)	(2,321)	(1,961)	(1,783)
Total common shareholders’ equity	23,656	21,062	18,782	17,169	16,947	15,482	14,685
Total equity attributable to equity holders of the Bank	27,631	24,772	21,642	18,804	17,547	16,082	14,985
Non-controlling interests	579	554	502	497	435	306	280
Total shareholders’ equity	28,210	25,326	22,144	19,301	17,982	16,388	15,265
	$526,657	$496,516	$507,625	$411,510	$379,006	$314,025	$279,212

110      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T85 Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009	2008	2007	2006	2005	2004
Interest income
Loans	$12,171	$13,973	$15,832	$13,985	$11,575	$9,236	$8,480
Securities	4,227	4,090	4,615	4,680	4,124	3,104	2,662
Securities purchased under resale agreements	201	390	786	1,258	1,102	817	594
Deposits with banks	292	482	1,083	1,112	881	646	441
	16,891	18,935	22,316	21,035	17,682	13,803	12,177
Interest expense
Deposits	6,768	8,339	12,131	10,850	8,589	5,755	4,790
Subordinated debentures	289	285	166	116	130	134	112
Capital instrument liabilities	37	37	37	53	53	53	164
Other	1,176	1,946	2,408	2,918	2,502	1,990	1,410
	8,270	10,607	14,742	13,937	11,274	7,932	6,476
Net interest income	8,621	8,328	7,574	7,098	6,408	5,871	5,701
Provision for credit losses	1,239	1,744	630	270	216	230	390
Net interest income after provision for credit losses	7,382	6,584	6,944	6,828	6,192	5,641	5,311
Other income	6,884	6,129	4,302	5,392	4,800	4,529	4,320
Net interest and other income	14,266	12,713	11,246	12,220	10,992	10,170	9,631
Non-interest expenses
Salaries and employee benefits	4,647	4,344	4,109	3,983	3,768	3,488	3,452
Other	3,535	3,575	3,187	3,011	2,675	2,555	2,410
	8,182	7,919	7,296	6,994	6,443	6,043	5,862
Income before income taxes	6,084	4,794	3,950	5,226	4,549	4,127	3,769
Provision for income taxes	1,745	1,133	691	1,063	872	847	786
Net income	$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983
Net income attributable to non-controlling interests	$100	$114	$119	$118	$98	$71	$75
Net income attributable to equity holders of the Bank	4,239	3,547	3,140	4,045	3,579	3,209	2,908
Preferred shareholders	201	186	107	51	30	25	16
Common shareholders	$4,038	$3,361	$3,033	$3,994	$3,549	$3,184	$2,892
Average number of common shares outstanding (millions)
Basic	1,032	1,013	987	989	988	998	1,010
Diluted	1,034	1,016	993	997	1,001	1,012	1,026
Earnings per common share (in dollars)(1)
Basic	$3.91	$3.32	$3.07	$4.04	$3.59	$3.19	$2.87
Diluted	$3.91	$3.31	$3.05	$4.01	$3.55	$3.15	$2.82
Dividends per common share (in dollars)	$1.96	$1.96	$1.92	$1.74	$1.50	$1.32	$1.10

(1)	The calculation of earnings per share is based on full dollar and share amounts.

2014  Scotiabank Annual Report      111

MANAGEMENT’S DISCUSSION AND ANALYSIS

T86 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)	2011
Common shares
Balance at beginning of year	$14,516	$13,139	$8,336	$5,750
Issued	771	1,377	4,803	2,586
Purchased for cancellation	(56)	–	–	–
Balance at end of year	$15,231	$14,516	$13,139	$8,336
Retained earnings
Balance at beginning of year	25,315	21,978	18,421	21,932
IFRS adjustment	(247)	(203)	(144)	(6,248)
Restated balances	25,068	21,775	18,277	15,684
Adjustments	–	–	–	–
Net income attributable to common shareholders of the Bank(4)	6,916	6,162	5,974	4,965
Dividends: Preferred(5)	–	–	–	–
Common	(3,110)	(2,858)	(2,493)	(2,200)
Purchase of shares for cancellation and premium on redemption	(264)	–	–	–
Other	(1)	(11)	17	(28)
Balance at end of year	$28,609	$25,068	$21,775	$18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year	545	(31)	(497)	(4,051)
IFRS adjustment	(157)	(714)	32	4,320
Restated balances	388	(745)	(465)	269
Cumulative effect of adopting new accounting policies	–	–	–	–
Other comprehensive income (loss)	561	1,133	(280)	(766)
Balance at end of year	$949	$388	$(745)	$(497)
Other reserves(7)
Balance at beginning of year	193	166	96	25
Share-based payments	30	36	38	46
Other	(47)	(9)	32	25
Balance at end of year	$176	$193	$166	$96
Total common equity	$44,965	$40,165	$34,335	$26,356
Preferred shares
Balance at beginning of year	4,084	4,384	4,384	3,975
Net income attributable to preferred shareholders of the Bank(4)	155	217	220	216
Preferred dividends(5)	(155)	(217)	(220)	(216)
Issued	–	–	–	409
Redeemed	(1,150)	(300)	–	–
Balance at end of year	$2,934	$4,084	$4,384	$4,384
Non-controlling interests
Balance at beginning of year	1,155	1,743	1,500	579
IFRS adjustment	(17)	(797)	(891)	936
Restated balances	1,138	946	609	1,515
Net income attributable to non-controlling interests	227	231	196	149
Distributions to non-controlling interests	(76)	(80)	(44)	(181)
Effect of foreign exchange and others	23	41	185	17
Balance at end of year	$1,312	$1,138	$946	$1,500
Total equity at end of year	$49,211	$45,387	$39,665	$32,240

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(3)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(4)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(5)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(7)	Under CGAAP, amounts represent Contributed Surplus.

T87 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)	2011
Net income	$7,298	$6,610	$6,390	$5,330
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	889	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	(38)	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(6)	93	116	105
Net change in remeasurement of employee benefit plan asset and liability(2)	(320)	563	(747)	–
Other comprehensive income from investments in associates	58	20	25	–
Other comprehensive income (loss)	583	1,132	(306)	(761)
Comprehensive income	$7,881	$7,742	$6,084	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	$7,477	$7,298	$5,694	$4,199
Preferred shareholders of the Bank	155	217	220	216
Non-controlling interests in subsidiaries	249	227	170	96
Capital instrument equity holders	–	–	–	58
	$7,881	$7,742	$6,084	$4,569

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements).
(2)	Amounts recorded for remeasurement of employee benefits plan assets and liabilities will not be reclassified to the Consolidated Statement of Income.

112      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005	2004

$4,946	$3,829	$3,566	$3,425		$3,316		$3,228	$3,140
804	1,117	266	184		135		172	117
–	–	(3)	(43)		(26)		(84)	(29)
$5,750	$4,946	$3,829	$3,566		$3,425		$3,316	$3,228

19,916	18,549	17,460	15,843		14,126		13,239	11,747
–	–	–	–		–		–	–
–	–	–	–		–		–	–
–	–	–	(61	)(2)	(25	)(3)	–	–
4,239	3,547	3,140	4,045		3,579		3,209	2,908
(201)	(186)	(107)	(51)		(30)		(25)	(16)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)	(1,110)
–	–	(37)	(586)		(324)		(973)	(290)
1	(4)	(11)	(10)		–		(7)	–
$21,932	$19,916	$18,549	$17,460		$15,843		$14,126	$13,239

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)	(1,074)
–	–	–	–		–		–	–
–	–	–	–		–		–	–
–	595 (6)	–	683		–		–	–
(251)	(799)	261	(2,219)		(360)		(178)	(709)
$(4,051)	$(3,800)	$(3,596)	$(3,857)		$(2,321)		$(1,961)	$(1,783)

–	–	–	–		1		1	1
25	–	–	–		(1)		–	–
–	–	–	–		–		–	–
$25	$–	$–	$–		$–		$1	$1
$23,656	$21,062	$18,782	$17,169		$16,947		$15,482	$14,685

3,710	2,860	1,635	600		600		300	300
–	–	–	–		–		–	–
–	–	–	–		–		–	–
265	850	1,225	1,035		–		300	–
–	–	–	–		–		–	–
$3,975	$3,710	$2,860	$1,635		$600		$600	$300

554	502	N/A	N/A		N/A		N/A	N/A
–	–	–	–		–		–	–
–	–	–	–		–		–	–
100	114	N/A	N/A		N/A		N/A	N/A
(35)	(36)	N/A	N/A		N/A		N/A	N/A
(40)	(26)	N/A	N/A		N/A		N/A	N/A
$579	$554	$502	$497		$435		$306	$280
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388	$15,265

CGAAP

2010	2009	2008	2007	2006	2005	2004
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983

(591)	(1,736)	2,368	(2,228)	(360)	(178)	(709)
278	894	(1,588)	(67)	–	–	–
62	43	(519)	76	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)	(709)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274

$3,787	$2,562	$3,294	$1,775	$3,189	$3,006	$2,183
201	186	107	51	30	25	16
100	114	119	118	98	71	75
–	–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274

2014  Scotiabank Annual Report      113

MANAGEMENT’S DISCUSSION AND ANALYSIS

T88 Other statistics

	IFRS

For the year ended October 31	2014	2013(1)		2012(1)	2011
Operating performance
Basic earnings per share ($)	5.69	5.15		5.27	4.63
Diluted earnings per share ($)	5.66	5.11		5.18	4.53
Return on equity (%)(2)	16.1	16.6		19.9	20.3
Productivity ratio (%)(TEB(2))	52.6	54.0		52.4	53.9
Return on assets (%)	0.92	0.88		0.97	0.91
Core banking margin (%)(TEB(2))	2.39	2.31		2.31	2.32
Net interest margin on total average assets (%)(TEB)	N/A	N/A		N/A	N/A
Capital measures(3)
Common Equity Tier 1 (CET1) capital ratio (%)	10.8	9.1		N/A	N/A
Tier 1 capital ratio (%)	12.2	11.1		13.6	12.2
Total capital ratio (%)	13.9	13.5		16.7	13.9
Assets to capital multiple	17.1	17.1		15.0	16.6
Common share information
Share price ($) – (TSX):
High	74.93	64.10		57.18	61.28
Low	59.92	52.30		47.54	49.00
Close	69.02	63.39		54.25	52.53
Number of shares outstanding (millions)	1,217	1,209		1,184	1,089
Dividends per share ($)	2.56	2.39		2.19	2.05
Dividend yield (%)(4)	3.8	4.1		4.2	3.7
Price to earnings multiple(5)	12.1	12.3		10.3	11.3
Book value per common share ($)	36.96	33.23		28.99	24.20
Other information
Average total assets ($ millions)	795,641	748,901		659,538	586,101
Number of branches and offices	3,288	3,330		3,123	2,926
Number of employees	86,932	86,690	(6)	81,497	75,362
Number of automated banking machines	8,732	8,471		7,341	6,260

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 in the consolidated financial statements). Capital measures have not been restated for the new IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules as an all-in basis (refer page 41). Comparative amounts for period, 2012-2007 were determined in accordance with Basel II rules. Amounts prior to 2007 were determined in accordance with Basel I rules and have not been restated.
(4)	Based on the average of the high and low common share price for the year.
(5)	Based on the closing common share price.
(6)	Restated to conform with current period presentation.

114      2014  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005	2004

3.91	3.32	3.07	4.04	3.59	3.19	2.87
3.91	3.31	3.05	4.01	3.55	3.15	2.82
18.3	16.7	16.7	22.0	22.1	20.9	19.9
51.8	53.7	59.4	53.7	55.3	56.3	56.9
0.84	0.71	0.72	1.03	1.05	1.06	1.05
N/A	N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00	2.10

N/A	N/A	N/A	N/A	N/A	N/A	N/A
11.8	10.7	9.3	9.3	10.2	11.1	11.5
13.8	12.9	11.1	10.5	11.7	13.2	13.9
17.0	16.6	18.0	18.2	17.1	15.1	13.8

55.76	49.19	54.00	54.73	49.80	44.22	40.00
44.12	23.99	35.25	46.70	41.55	36.41	31.08
54.67	45.25	40.19	53.48	49.30	42.99	39.60
1,043	1,025	992	984	990	990	1,009
1.96	1.96	1.92	1.74	1.50	1.32	1.10
3.9	5.4	4.3	3.4	3.3	3.3	3.1
14.0	13.6	13.1	13.2	13.7	13.5	13.8
22.68	20.55	18.94	17.45	17.13	15.64	14.56

515,991	513,149	455,539	403,475	350,709	309,374	283,986
2,784	2,686	2,672	2,331	2,191	1,959	1,871
70,772	67,802	69,049	58,113	54,199	46,631	43,928
5,978	5,778	5,609	5,283	4,937	4,449	4,219

2014  Scotiabank Annual Report      115

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework (1992) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2014, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Brian Porter	Sean McGuckin
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Toronto, Canada

December 5, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2014 and October 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 5, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 5, 2014

116      2014  Scotiabank Annual Report

118	Management’s Responsibility for Financial Information

119	Independent Auditors’ Report of Registered Public Accounting Firm

120	Consolidated Statement of Financial Position

121	Consolidated Statement of Income

122	Consolidated Statement of Comprehensive Income

123	Consolidated Statement of Changes in Equity

124	Consolidated Statement of Cash Flows

125	Notes to the 2014 Consolidated Financial Statements

2014  Scotiabank Annual Report      117

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and

Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2014 and October 31, 2013 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2014 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian Porter

President and Chief Executive Officer

Sean McGuckin

Executive Vice-President

and Chief Financial Officer

Toronto, Canada

December 5, 2014

118      2014  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2014 and October 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2014 and October 31, 2013 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 5, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 5, 2014

2014  Scotiabank Annual Report      119

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2014	2013(1)
Assets
Cash and deposits with financial institutions	6		$56,730	$53,338
Precious metals			7,286	8,880
Trading assets
Securities	8	(a)	95,363	84,196
Loans	8	(b)	14,508	11,225
Other			3,377	1,068
			113,248	96,489
Financial instruments designated at fair value through profit or loss	9		111	106
Securities purchased under resale agreements and securities borrowed			93,866	82,533
Derivative financial instruments	10		33,439	24,503
Investment securities	12		38,662	34,319
Loans
Residential mortgages	13		212,648	209,865
Personal and credit cards	13		84,204	76,008
Business and government	13		131,098	119,615
			427,950	405,488
Allowance for credit losses	14	(b)	3,641	3,273
			424,309	402,215
Other
Customers’ liability under acceptances			9,876	10,556
Property and equipment	17		2,272	2,214
Investments in associates	18		3,461	5,326
Goodwill and other intangible assets	19		10,884	10,704
Deferred tax assets	30	(c)	1,763	1,938
Other assets	20		9,759	10,523
			38,015	41,261
			$805,666	$743,644
Liabilities
Deposits
Personal	22		$175,163	$171,048
Business and government(2)	22		342,367	313,820
Financial institutions	22		36,487	33,019
			554,017	517,887
Financial instruments designated at fair value through profit or loss(2)	9		465	174
Other
Acceptances			9,876	10,556
Obligations related to securities sold short			27,050	24,977
Derivative financial instruments	10		36,438	29,267
Obligations related to securities sold under repurchase agreements and securities lent			88,953	77,508
Subordinated debentures	23		4,871	5,841
Other liabilities	24		34,785	32,047
			201,973	180,196
			756,455	698,257
Equity
Common equity
Common shares	26		15,231	14,516
Retained earnings			28,609	25,068
Accumulated other comprehensive income (loss)			949	388
Other reserves			176	193
Total common equity			44,965	40,165
Preferred shares	27		2,934	4,084
Total equity attributable to equity holders of the Bank			47,899	44,249
Non-controlling interests in subsidiaries	34	(b)	1,312	1,138
			49,211	45,387
			$805,666	$743,644

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Prior period amounts have been reclassified to conform with current period presentation.

Thomas C. O’Neill	Brian Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

120      2014  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2014	2013(1)	2012(1)
Revenue
Interest income
Loans		$18,176	$17,359	$15,606
Securities		921	1,000	1,045
Securities purchased under resale agreements and securities borrowed		180	190	221
Deposits with financial institutions		263	279	287
		19,540	18,828	17,159
Interest expense
Deposits		6,173	6,397	6,117
Subordinated debentures		204	339	381
Other		858	742	691
		7,235	7,478	7,189
Net interest income		12,305	11,350	9,970
Fee and commission revenues
Banking	35	3,739	3,470	3,187
Wealth management	35	2,794	2,493	2,170
Underwriting and other advisory		712	503	493
Non-trading foreign exchange		420	404	365
Other		412	345	293
		8,077	7,215	6,508
Fee and commission expenses		340	298	262
Net fee and commission revenues		7,737	6,917	6,246
Other operating income
Trading revenues	36	1,114	1,300	1,299
Net gain on sale of investment securities	12(d)	741	375	185
Net income from investments in associated corporations	18	428	681	448
Insurance underwriting income, net of claims		474	448	388
Other	18, 41	805	228	1,110
		3,562	3,032	3,430
Total revenue		23,604	21,299	19,646
Provision for credit losses	14(b)	1,703	1,288	1,252
		21,901	20,011	18,394
Operating expenses
Salaries and employee benefits		6,743	6,407	5,802
Premises and technology		1,936	1,815	1,607
Depreciation and amortization		526	516	446
Communications		417	409	373
Advertising and business development		571	505	450
Professional		471	432	340
Business and capital taxes		314	274	248
Other	25	1,623	1,306	1,170
		12,601	11,664	10,436
Income before taxes		9,300	8,347	7,958
Income tax expense		2,002	1,737	1,568
Net income		$7,298	$6,610	$6,390
Net income attributable to non-controlling interests in subsidiaries	34(b)	$227	$231	$196
Net income attributable to equity holders of the Bank		$7,071	$6,379	$6,194
Preferred shareholders		155	217	220
Common shareholders		$6,916	$6,162	$5,974
Earnings per common share (in dollars)
Basic	37	$5.69	$5.15	$5.27
Diluted	37	$5.66	$5.11	$5.18

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

2014  Scotiabank Annual Report      121

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Net income	$7,298	$6,610	$6,390
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,607	687	85
Net gains (losses) on hedges of net investments in foreign operations	(943)	(469)	(33)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	25	(1)	(62)
Net gains (losses) on hedges of net investments in foreign operations	(250)	(127)	(35)
	889	346	149
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	801	378	331
Reclassification of net (gains) losses to net income(2)	(934)	(289)	(176)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	186	79	58
Reclassification of net (gains) losses to net income	(281)	(100)	(54)
	(38)	110	151
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	441	280	32
Reclassification of net (gains) losses to net income	(447)	(155)	124
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	137	85	3
Reclassification of net (gains) losses to net income	(137)	(53)	37
	(6)	93	116
Net change in remeasurement of employee benefit plan asset and liability:(3)
Actuarial gains (losses) on employee benefit plans	(432)	774	(1,024)
Income tax expense (benefit)	(112)	211	(277)
	(320)	563	(747)
Other comprehensive income from investments in associates	58	20	25
Other comprehensive income (loss)	583	1,132	(306)
Comprehensive income	$7,881	$7,742	$6,084
Comprehensive income attributable to non-controlling interests	$249	$227	$170
Comprehensive income attributable to equity holders of the Bank	$7,632	$7,515	$5,914
Preferred shareholders	155	217	220
Common shareholders	$7,477	$7,298	$5,694

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Includes amounts related to qualifying hedges.
(3)	Amounts recorded for remeasurement of employee benefits plan assets and liabilities will not be reclassified to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

122      2014  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)									Non-controlling interests
($ millions)	Common shares (Note 26)	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedging	Employee benefits	Share from associates	Other reserves(2)	Total common equity	Preferred shares (Note 27)	Total common and preferred equity	Non-controlling interests in subsidiaries (Note 34(b))	Capital instrument equity holders (Note 4)	Total
Balance as reported November 1, 2013	$14,516	$25,315	$(173)	$705	$(42)	$–	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(3)	–	(247)	–	–	–	(157)	–	–	(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068	(173)	705	(42)	(157)	55	193	40,165	4,084	44,249	1,138	–	45,387
Net income	–	6,916	–	–	–	–	–	–	6,916	155	7,071	227	–	7,298
Other comprehensive income (loss)	–	–	873	(41)	(6)	(323)	58	–	561	–	561	22	–	583
Total comprehensive income	$–	$6,916	$873	$(41)	$(6)	$(323)	$58	$–	$7,477	$155	$7,632	$249	$–	$7,881
Shares issued	771	3	–	–	–	–	–	(34)	740	–	740	–	–	740
Shares repurchased/redeemed	(56)	(264)	–	–	–	–	–	–	(320)	(1,150)	(1,470)	–	–	(1,470)
Common dividends paid	–	(3,110)	–	–	–	–	–	–	(3,110)	–	(3,110)	–	–	(3,110)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(155)	(155)	–	–	(155)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(76)	–	(76)
Share-based payments	–	–	–	–	–	–	–	30	30	–	30	–	–	30
Other	–	(4)	–	–	–	–	–	(13)	(17)	–	(17)	1 (4)	–	(16)
Balance as at October 31, 2014	$15,231	$28,609	$700	$664	$(48)	$(480)	$113	$176	$44,965	$2,934	$47,899	$1,312	$–	$49,211

Balance as reported November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$–	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(3)	–	(203)	–	–	–	(714)	–	–	(917)	–	(917)	(20)	(777)	(1,714)
Restated balances	13,139	21,775	(528)	597	(135)	(714)	35	166	34,335	4,384	38,719	946	–	39,665
Net income	–	6,162	–	–	–	–	–	–	6,162	217	6,379	231	–	6,610
Other comprehensive income (loss)	–	–	358	108	93	557	20	–	1,136	–	1,136	(4)	–	1,132
Total comprehensive income	$–	$6,162	$358	$108	$93	$557	$20	$–	$7,298	$217	$7,515	$227	$–	$7,742
Shares issued	1,377	1	–	–	–	–	–	(35)	1,343	–	1,343	–	–	1,343
Preferred shares redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	–	(300)
Common dividends paid	–	(2,858)	–	–	–	–	–	–	(2,858)	–	(2,858)	–	–	(2,858)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(217)	(217)	–	–	(217)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(80)	–	(80)
Share-based payments	–	–	–	–	–	–	–	36	36	–	36	–	–	36
Other	–	(12)	(3)	–	–	–	–	26 (5)	11	–	11	45 (4)	–	56
Balance as at October 31, 2013(3)	$14,516	$25,068	$(173)	$705	$(42)	$(157)	$55	$193	$40,165	$4,084	$44,249	$1,138	$–	$45,387

Balance as reported November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$–	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Opening adjustment(3)	–	(144)	–	–	–	32	–	–	(112)	–	(112)	(17)	(874)	(1,003)
Restated balances	8,336	18,277	(697)	441	(251)	32	10	96	26,244	4,384	30,628	609	–	31,237
Net income	–	5,974	–	–	–	–	–	–	5,974	220	6,194	196	–	6,390
Other comprehensive income (loss)	–	–	169	156	116	(746)	25	–	(280)	–	(280)	(26)	–	(306)
Total comprehensive income	$–	$5,974	$169	$156	$116	$(746)	$25	$–	$5,694	$220	$5,914	$170	$–	$6,084
Shares issued	4,803	8	–	–	–	–	–	(26)	4,785	–	4,785	–	–	4,785
Common dividends paid	–	(2,493)	–	–	–	–	–	–	(2,493)	–	(2,493)	–	–	(2,493)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(220)	(220)	–	–	(220)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(44)	–	(44)
Share-based payments	–	–	–	–	–	–	–	38	38	–	38	–	–	38
Other	–	9	–	–	–	–	–	58 (5)	67	–	67	211 (4)	–	278
Balance as at October 31, 2012(3)	$13,139	$21,775	$(528)	$597	$(135)	$(714)	$35	$166	$34,335	$4,384	$38,719	$946	$–	$39,665

(1)	Includes undistributed retained earnings of $52 (2013 – $43; 2012 – $38) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 29).
(3)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(4)	Includes changes to non-controlling interests arising from business combinations and divestitures.
(5)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 29).

The accompanying notes are an integral part of these consolidated financial statements

2014  Scotiabank Annual Report      123

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Cash flows from operating activities
Net income	$7,298	$6,610	$6,390
Adjustment for:
Net interest income	(12,305)	(11,350)	(9,970)
Depreciation and amortization	526	516	446
Provisions for credit losses	1,703	1,288	1,252
Equity-settled share-based payment expense	30	36	38
Net gain on sale of investment securities	(741)	(375)	(185)
Realized gain on sale of an investment in an associate	(469)	–	–
Unrealized gain on reclassification of an investment in an associate	(174)	–	–
Net income from investments in associated corporations	(428)	(681)	(448)
Gain on sale of property and equipment	(33)	(50)	(864)
Provision for income taxes	2,002	1,737	1,568
Changes in operating assets and liabilities:
Trading assets	(13,848)	(6,793)	(11,976)
Securities purchased under resale agreements and securities borrowed	(7,526)	(9,866)	(19,514)
Loans	(16,785)	(16,006)	(29,559)
Deposits	20,224	6,028	36,109
Obligations related to securities sold short	1,506	5,458	3,560
Obligations related to assets sold under repurchase agreements and securities lent	7,306	17,455	18,955
Net derivative financial instruments	(1,147)	282	2,203
Other, net	7,214	4,758	(575)
Dividends received	1,063	1,139	1,026
Interest received	18,438	18,011	16,229
Interest paid	(7,509)	(7,688)	(7,386)
Income tax paid	(1,401)	(1,555)	(1,006)
Net cash from/(used in) operating activities	4,944	8,954	6,293
Cash flows from investing activities
Interest-bearing deposits with financial institutions	213	(4,079)	(6,557)
Purchase of investment securities	(47,328)	(47,894)	(34,856)
Proceeds from sale and maturity of investment securities	44,876	52,652	31,778
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	2,045	(3,439)	(458)
Proceeds from disposal of real estate assets	–	–	1,407
Other property and equipment, net of disposals	(277)	(180)	(435)
Other, net	(115)	(324)	(298)
Net cash from/(used in) investing activities	(586)	(3,264)	(9,419)
Cash flows from financing activities
Proceeds from subordinated debentures	–	–	3,250
Redemption/repayment of subordinated debentures	(1,000)	(4,210)	(20)
Redemption of preferred shares	(1,150)	(300)	–
Proceeds from common shares issued	753	1,256	4,200
Common shares purchased for cancellation	(320)	–	–
Cash dividends paid	(3,265)	(3,075)	(2,713)
Distributions to non-controlling interests	(76)	(80)	(44)
Other, net	872	30	283
Net cash from/(used in) financing activities	(4,186)	(6,379)	4,956
Effect of exchange rate changes on cash and cash equivalents	207	102	(88)
Net change in cash and cash equivalents	379	(587)	1,742
Cash and cash equivalents at beginning of year(2)	5,449	6,036	4,294
Cash and cash equivalents at end of year(2)	$5,828	$5,449	$6,036

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

124      2014  Scotiabank Annual Report

Page	Note

126	1	Reporting entity

126	2	Basis of preparation

126	3	Significant accounting policies

138	4	Recently adopted accounting standards

140	5	Future accounting developments

141	6	Cash and deposits with financial institutions

141	7	Fair value of financial instruments

149	8	Trading assets

150	9	Financial instruments designated at fair value through profit or loss

151	10	Derivative financial instruments

155	11	Offsetting financial assets and financial liabilities

156	12	Investment securities

159	13	Loans

161	14	Impaired loans and allowance for credit losses

162	15	Derecognition of financial assets

163	16	Structured entities

165	17	Property and equipment

166	18	Investments in associates

167	19	Goodwill and other intangible assets

168	20	Other assets

Page	Note

168	21	Leases

169	22	Deposits

169	23	Subordinated debentures

170	24	Other liabilities

170	25	Provisions

170	26	Common shares

171	27	Preferred shares

173	28	Capital management

174	29	Share-based payments

177	30	Corporate income taxes

179	31	Employee benefits

183	32	Operating segments

186	33	Related party transactions

187	34	Principal subsidiaries and non-controlling interests in subsidiaries

188	35	Fee and commission revenues

189	36	Trading revenues

189	37	Earnings per share

189	38	Guarantees and commitments

191	39	Financial instruments – risk management

200	40	Contractual maturities

202	41	Business combinations, other acquisitions and divestitures

203	42	Events after the Consolidated Statement of Financial Position date

2014  Scotiabank Annual Report      125

CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2014 have been approved for issue by the Board of Directors on December 5, 2014.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

—	Financial assets and liabilities held-for-trading
—	Financial assets and liabilities designated at fair value through profit or loss
—	Derivative financial instruments
—	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in a timely and systematic manner. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments

(including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these and other estimates. Refer to the relevant accounting policies in Note 3 for details on the Bank’s use of estimates and assumptions.

Significant changes in estimates during the year

During the fourth quarter of 2014, the Bank implemented a valuation adjustment (Funding Valuation Adjustment – FVA) to reflect the implied funding cost on uncollateralized derivative instruments. This implementation resulted in an FVA charge in trading income of $30 million in the Consolidated Statement of Income.

Significant judgments

In preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for involvement with other entities.

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 – page 131 Note 14 – page 161
Fair value of financial instruments	Note 3 – page 128 Note 7 – page 141
Corporate income taxes	Note 3 – page 134 Note 30 – page 177
Employee benefits	Note 3 – page 136 Note 31 – page 179
Goodwill and intangible assets	Note 3 – page 133 Note 19 – page 167
Fair value of all identifiable assets and liabilities as a result of business combination	Note 3 – page 133 Note 41 – page 202
Impairment of investment securities	Note 3 – page 130 Note 12 – page 156
Impairment of non-financial assets	Note 3 – page 134 Note 17 – page 165
Structured entities	Note 3 – page 127 Note 16 – page 163
De facto control of other entities	Note 3 – page 127 Note 34 – page 187
Derecognition of financial assets and liabilities	Note 3 – page 128 Note 15 – page 162
Provisions	Note 3 – page 135 Note 25 – page 170

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

126      2014  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

—	power over the investee;
—	exposure, or rights, to variable returns from involvement with the investee; and
—	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed. Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

—	by virtue of an agreement, over more than half of the voting rights;
—	to govern the financial and operating policies of the entity under a statute or an agreement;
—	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
—

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

Investments in associates are recognized initially at cost that includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

If there is a loss of significant influence and the investment ceases to be an associate, equity accounting is discontinued from the date of loss of significant influence. If the retained interest on the date of loss of significant influence is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities, i.e. those that significantly affect the returns of the arrangement, require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

For joint operations, the Bank recognizes its share of the joint operation represented by:

—	Its assets and liabilities held/incurred jointly
—	Its revenue and expenses incurred jointly arising from the joint operation

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

If there is a loss of joint control and it does not result in the Bank having significant influence over the entity, equity accounting is discontinued from the date of loss of joint control. If the retained interest in the former joint venture on the date of loss of joint control is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

2014  Scotiabank Annual Report      127

CONSOLIDATED FINANCIAL STATEMENTS

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of buildings purchased in foreign currency, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal or partial disposal of a foreign operation, resulting in a loss of control, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract or until the valuation inputs become observable.

IFRS 13 permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Finanical Position.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

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Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – trading revenues in the Consolidated Statement of Income.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains and losses due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of other operating income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

—

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

—

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

—	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when the following conditions are met:

—	their economic characteristics and risks are not closely related to those of the host contract;
—	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
—	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent

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changes in fair value of embedded derivatives are recognized in other operating income – other in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as other operating income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale equity securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

—	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
—	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
—	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is objective evidence of impairment. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from disposals or increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a

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maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

—	significant financial difficulty of the borrower;
—	a default or delinquency in interest or principal payments;
—	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
—	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

—	the customer’s ability to generate sufficient cash flow to service debt obligations;
—	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
—	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
—	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Internal risk rating parameters are used in the calculation of the collective impairment allowance. For non-retail loan portfolios, internal risk rating parameters form the basis for calculating the quantitative portion of the collective allowance for performing loans:

—	Probability of Default rates (PD) which are based upon the internal risk rating for each borrower;

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—	Loss Given Default rates (LGD); and
—	Exposure at Default factors (EAD).

Funded exposures are multiplied by the borrower’s PD and by the relevant LGD parameter.

Committed but undrawn exposures are multiplied by the borrower’s PD, by the relevant LGD parameter, and by the relevant EAD parameter. A model stress component is also applied to recognize uncertainty in the credit risk parameters and the fact that current actual loss rates may differ from the long term averages included in the model.

Retail loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

Mortgages are collectively assessed for impairment, taking into account number of days past due, historical loss experience and incorporating both quantitative and qualitative factors including the current business and economic environment and the realizable value of collateral to determine the appropriate level of the collective impairment allowance.

A roll rate methodology is used to determine impairment losses on a collective basis for credit cards and other personal loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristics are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

—	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
—	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
—

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (concessions). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net expected cash flows receivable under the modified terms, discounted at the original effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate

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financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, foreign currency forwards and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value (less costs to sell) and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

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During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expense in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

—

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

—	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
—	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
—	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes. Goodwill impairment, at a standalone subsidiary level, may not in itself result in an impairment at the consolidated Bank level.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including credit risk, market risk, operational risk and other relevant business risks for each CGU. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient

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taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the buyer/lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured

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at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. This discount rate must also be used to determine the annual benefit expense.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income) and past service cost are recognized in net income. Net interest income or expense is calculated by applying the discount rate used to measure the obligation at the beginning of the annual period to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the change in the return on plan assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The cost of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are recognized when no other services are required of the Bank and the fees are non-refundable unless the yield we retain is less than that of comparable lenders in the syndicate. In such cases, an appropriate portion will be deferred and amortized in interest income over the term of the loan.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

Interest income and interest expense from trading operations are presented in trading revenues, in the Consolidated Statement of Income.

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Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third-party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed. Management judgment is involved in determining the redemption rate to be used in the estimate of points to be redeemed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth & Insurance, and Global Banking & Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business

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segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

4	Recently adopted accounting standards

Changes in accounting policies during the year

The Bank has adopted the following new and amended accounting standards issued by the IASB effective November 1, 2013. The changes have been applied retrospectively, unless otherwise noted.

Employee benefits (IAS 19)

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change in line with changes in the actuarial gains and losses.

The impact of the adoption of the standard on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

Consolidated financial statements (IFRS 10)

The new accounting standard, IFRS 10, Consolidated Financial Statements, replaced the consolidation guidance in IAS 27, Separate Financial Statements and SIC-12, Consolidation – Special Purpose

Entities. It introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The standard was applied retrospectively allowing for certain practical exceptions and transitional relief.

The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

The impact of the deconsolidation on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

Disclosure of interests in other entities (IFRS 12)

In conjunction with the adoption of IFRS 10, the Bank has adopted IFRS 12, Disclosure of Interests in Other Entities, that broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The relevant incremental disclosures have been included in Note 16.

Joint arrangements (IFRS 11)

Under the new accounting standard, IFRS 11, Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. The adoption of the new accounting standard had no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS 13)

IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of this new standard did not have an impact on the Bank’s determination of fair value. However, IFRS 13 required additional disclosures on fair value measurement which are included in Note 7.

Disclosures-offsetting financial assets and financial liabilities (IFRS 7)

IFRS 7 requires the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. These new disclosures are included in Note 11.

Presentation of financial statements (IAS 1)

IAS 1, Presentation of Financial Statements, requires the separate disclosure of items within other comprehensive income based on whether or not they will be reclassified into net income in subsequent periods. On November 1, 2013, the Bank adopted this presentation on a retrospective basis along with the implementation of amended IAS 19. Changes on remeasurement of employee benefit plans that are recognized directly in other comprehensive income are not reclassified to the Consolidated Statement of Income in future periods.

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Summary of impact on adoption of new and amended accounting standards

The following tables summarize the impact of the changes in IAS 19 and IFRS 10. The impact of the changes in the other standards was not material.

As at October 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$34,303	$–	$16	$34,319
Loans – Business and government	119,550	–	65	119,615
Property and equipment	2,228	–	(14)	2,214
Investment in associates	5,294	–	32	5,326
Deferred tax assets	1,780	158	–	1,938
Other assets	10,924	(394)	(7)	10,523
Assets not impacted by changes	569,709	–	–	569,709
Total assets	743,788	(236)	92	743,644
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government(1)	312,487	–	1,507	313,994
Derivative financial instruments	29,255	–	12	29,267
Capital instruments	650	–	(650)	–
Other liabilities	31,896	171	(20)	32,047
Liabilities not impacted by changes	322,949	–	–	322,949
Equity impacted by changing IFRS accounting standards
Retained earnings	25,315	(243)	(4)	25,068
Accumulated other comprehensive income (loss)	545	(157)	–	388
Non-controlling interests
Non-controlling interests in subsidiaries	1,155	(7)	(10)	1,138
Capital instrument equity holders	743	–	(743)	–
Equity not impacted by changes	18,793	–	–	18,793
Total liabilities and equity	$743,788	$(236)	$92	$743,644
Net income for the year ended October 31, 2013	$6,697	$(68)	$(19)	$6,610
Earnings per share
Basic	$5.19			$5.15
Diluted	$5.15			$5.11

As at November 1, 2012 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$33,361	$–	$15	$33,376
Loans – Business and government	111,549	–	99	111,648
Allowance for credit losses	(2,969)	–	(8)	(2,977)
Property and equipment	2,260	–	(42)	2,218
Investment in associates	4,760	–	31	4,791
Deferred tax assets	1,936	337	–	2,273
Other assets	11,572	(242)	(9)	11,321
Assets not impacted by changes	505,575	–	–	505,575
Total assets	668,044	95	86	668,225
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government(1)	291,361	–	2,256	293,617
Derivative financial instruments	35,299	–	24	35,323
Capital instruments	1,358	–	(1,358)	–
Other liabilities	31,753	1,000	(27)	32,726
Liabilities not impacted by changes	266,894	–	–	266,894
Equity impacted by changing IFRS accounting standards
Retained earnings	21,978	(180)	(23)	21,775
Accumulated other comprehensive income (loss)	(31)	(714)	–	(745)
Non-controlling interests
Non-controlling interests in subsidiaries	966	(11)	(9)	946
Capital instrument equity holders	777	–	(777)	–
Equity not impacted by changes	17,689	–	–	17,689
Total liabilities and equity	$668,044	$95	$86	$668,225
Net income for the year ended October 31, 2012	$6,466	$(41)	$(35)	$6,390
Earnings per share
Basic	$5.31			$5.27
Diluted	$5.22			$5.18
(1)	Includes deposit liabilities designated at fair value through profit or loss of $174 (November 1, 2012 - $157), which are presented separately in the Consolidated Statement of Financial Position this quarter.

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5	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2014

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2014. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards in the first quarter of 2015. Based on the assessments completed, the Bank does not expect the impact of adoption of these standards to be significant.

Presentation of own credit risk (IFRS 9)

IFRS 9, Financial Instruments, requires an entity choosing to measure a liability at fair value to present the portion of the change in fair value due to the changes in the entity’s own credit risk in the Consolidated Statement of Other Comprehensive Income, rather than within the Consolidated Statement of Income. The IASB permits entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank will early adopt these requirements as of Q1, 2015.

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation, would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized.

Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities.

Disclosures for Non-financial assets

The amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement.

Effective November 1, 2017

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard is effective for the Bank on November 1, 2017, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. A majority of the Bank’s revenue generating instruments meets the definition of financial instruments and remains out of scope. The areas of focus for the Bank’s assessment will be fees and commission revenues from wealth management and other banking services.

Effective November 1, 2018

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9 which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging.

Classification and Measurement

The standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. Financial assets will be measured at fair value through profit or loss unless certain conditions are met which permits measurement at amortized cost or at fair value through other comprehensive income. Most of the IFRS 9 requirements for financial liabilities have been carried forward unchanged from IAS 39.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial instruments subject to impairment accounting. The expected credit loss (ECL) model replaces the current “incurred loss” model and is based on a forward looking approach. The ECL model contains a “dual stage” approach which is based on the change in credit quality of loans since initial recognition. Under the first stage, an amount equal to 12 months expected credit losses will be recorded for financial instruments where there has not been a significant increase in credit risk since initial recognition. Under the second stage, an amount equal to the lifetime expected losses will be recorded for those financial instruments where there has been a significant increase in credit risk since initial recognition.

Hedging

The standard expands the scope of hedged items and hedging items to which hedge accounting can be applied. It changes the effectiveness testing requirements and removes the ability to voluntarily discontinue hedge accounting.

The standard is effective for the Bank on November 1, 2018 on a retrospective basis with certain exceptions. Early adoption is permitted and if elected must at a minimum be applied to both the classification and measurement and impairment models simultaneously. The Bank is currently assessing the impact of adopting this new standard.

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6	Cash and deposits with financial institutions

As at October 31 ($ millions)	2014	2013
Cash and non-interest-bearing deposits with financial institutions	$5,828	$5,449
Interest-bearing deposits with financial institutions	50,902	47,889
Total	$56,730	$53,338

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,628 million (2013 – $4,510 million).

7	Fair value of financial instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains a list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 147.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans as they relate to precious metals (primarily gold and silver) are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves (Level 2). Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (Level 2).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services (Level 2).

For securities that are not actively traded, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors such as credit spread and contracted features (Level 2).

Corporate and other debt

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes. Where prices are not available consistently, the last available data is used and verified with a yield-based valuation approach (Level 2). In some instances, interpolated yields of similar bonds are used to price securities (Level 2). The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates (Level 2). These inputs are verified through an Independent Pricing Valuation process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the market inputs used to price such instruments (Level 3).

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active. Where the market is inactive, an internal price-based model is used (Level 3).

Equity securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities (Level 2).

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements (Level 3).

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Income funds and hedge funds

The fair value of income funds and hedge funds is based on observable quoted prices where available. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value. These inputs are not considered observable because we cannot redeem these funds at Net Asset Value (Level 3).

Derivatives

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions (Level 2). The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves (Level 2).

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation (Level 3).

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and credit worthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

—

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms (Level 3).

—

For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio (Level 3).

—

For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 3).

—	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to equal book value.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms (Level 2).

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs (Level 2).

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 2).

For structured deposit notes containing embedded features that are bifurcated from the deposit notes, the fair value of the embedded derivatives is determined using option pricing models with inputs similar to other interest rate or equity derivative contracts (Level 2). The fair value of certain embedded derivatives is determined using net asset values (Level 3).

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks (Level 2). The fair values of other liabilities is determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term (Level 2).

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Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2014			2013(1)
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$56,730	$56,730	$–	$53,338	$53,338	$–
Trading assets	113,248	113,248	–	96,489	96,489	–
Financial assets designated at fair value through profit or loss	111	111	–	106	106	–
Securities purchased under resale agreements and securities borrowed	93,866	93,866	–	82,533	82,533	–
Derivative financial instruments	33,439	33,439	–	24,503	24,503	–
Investment securities	38,662	38,662	–	34,319	34,319	–
Loans	428,616	424,309	4,307	404,710	402,215	2,495
Customers’ liability under acceptances	9,876	9,876	–	10,556	10,556	–
Other financial assets	7,029	7,029	–	8,557	8,557	–
Liabilities:
Deposits	555,754	554,017	(1,737)	519,827	517,887	(1,940)
Financial instruments designated at fair value through profit or loss	465	465	–	174	174	–
Acceptances	9,876	9,876	–	10,556	10,556	–
Obligations related to securities sold short	27,050	27,050	–	24,977	24,977	–
Derivative financial instruments	36,438	36,438	–	29,267	29,267	–
Obligations related to securities sold under repurchase agreements and securities lent	88,953	88,953	–	77,508	77,508	–
Subordinated debentures	5,073	4,871	(202)	6,059	5,841	(218)
Other financial liabilities	21,668	21,218	(450)	26,208	26,208	–

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

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Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

As at October 31, 2014 ($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$7,286	$–	$7,286
Trading assets
Loans	–	14,508	–	14,508
Canadian federal government and government guaranteed debt	13,848	–	–	13,848
Canadian provincial and municipal debt	–	7,531	–	7,531
US treasury and other US agencies’ debt	9,212	1,764	–	10,976
Other foreign governments’ debt	8,004	2,230	–	10,234
Corporate and other debt	85	12,453	32	12,570
Income funds and hedge funds	144	2,946	1,282	4,372
Equity securities	35,564	217	51	35,832
Other(2)	3,377	–	–	3,377
	$70,234	$48,935	$1,365	$120,534
Financial assets designated at fair value through profit or loss	$–	$90	$21	$111

Investment securities(3)
Canadian federal government and government guaranteed debt	$5,520	$1,331	$–	$6,851
Canadian provincial government and municipal debt	803	2,500	–	3,303
US treasury and other US agencies’ debt	6,096	130	–	6,226
Other foreign governments’ debt	5,793	4,779	411	10,983
Bonds of designated emerging markets	–	45	–	45
Corporate and other debt	889	5,260	500	6,649
Mortgage-backed securities	–	99	39	138
Equity securities	3,087	208	1,006	4,301
	$22,188	$14,352	$1,956	$38,496
Derivative financial instruments
Interest rate contracts	$–	$12,668	$146	$12,814
Foreign exchange and gold contracts	2	14,996	–	14,998
Equity contracts	237	1,547	573	2,357
Credit contracts	–	970	4	974
Other	875	1,380	41	2,296
	$1,114	$31,561	$764	$33,439
Liabilities:
Deposits(4)	$–	$136	$1,011	$1,147
Financial liabilities designated at fair value through profit or loss	$–	$465	$–	$465
Obligations related to securities sold short	$24,025	$3,025	$–	$27,050

Derivative financial instruments
Interest rate contracts	$–	$13,003	$52	$13,055
Foreign exchange and gold contracts	3	13,927	–	13,930
Equity contracts	463	1,711	456	2,630
Credit contracts	–	3,947	2	3,949
Other	579	2,295	–	2,874
	$1,045	$34,883	$510	$36,438
Instruments not carried at fair value(5):
Assets:
Investment securities – Held to maturity	$–	$166	$–	$166
Loans(6)	–	–	248,177	248,177

Liabilities:
Deposits(6)(7)	–	267,343	–	267,343
Subordinated debt	–	5,073	–	5,073
Other liabilities	–	10,318	–	10,318

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $166.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.
(5)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(6)	Excludes floating rate instruments as carrying value approximates fair value.
(7)	Excludes embedded derivatives bifurcated from structured deposit notes.

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As at October 31, 2013(1) ($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(2)	$–	$8,880	$–	$8,880
Trading assets
Loans	–	11,225	–	11,225
Canadian federal government and government guaranteed debt	11,587	–	–	11,587
Canadian provincial and municipal debt	–	6,697	–	6,697
US treasury and other US agencies’ debt	12,239	–	–	12,239
Other foreign governments’ debt	6,183	1,092	–	7,275
Corporate and other debt	219	10,878	31	11,128
Income funds and hedge funds	163	4,093	1,248	5,504
Equity securities	29,468	214	84	29,766
Other(3)	1,068	–	–	1,068
	$60,927	$43,079	$1,363	$105,369
Financial assets designated at fair value through profit or loss	$–	$69	$37	$106

Investment securities(4)
Canadian federal government and government guaranteed debt	$6,874	$245	$–	$7,119
Canadian provincial government and municipal debt	988	2,275	–	3,263
US treasury and other US agencies’ debt	2,622	173	–	2,795
Other foreign governments’ debt	4,406	5,383	402	10,191
Bonds of designated emerging markets	112	37	–	149
Corporate and other debt	1,211	5,083	487	6,781
Mortgage-backed securities	–	116	12	128
Equity securities	2,391	217	1,113	3,721
	$18,604	$13,529	$2,014	$34,147

Derivative financial instruments
Interest rate contracts	$–	$11,893	$88	$11,981
Foreign exchange and gold contracts	2	8,846	37	8,885
Equity contracts	242	785	302	1,329
Credit contracts	–	953	13	966
Other	461	874	7	1,342
	$705	$23,351	$447	$24,503
Liabilities:
Deposits(5)	$–	$25	$937	$962
Financial liabilities designated at fair value through profit or loss	$–	$174	$–	$174
Obligations related to securities sold short	$22,441	$2,536	$–	$24,997

Derivative financial instruments
Interest rate contracts	$–	$11,772	$15	$11,787
Foreign exchange and gold contracts	1	7,505	–	7,506
Equity contracts	464	2,503	745	3,712
Credit contracts	–	5,039	23	5,062
Other	371	828	1	1,200
	$836	$27,647	$784	$29,267
Instruments not carried at fair value:(6)
Assets:
Investment securities – Held to maturity	$–	$172	$–	$172
Loans(7)	–	–	239,070	239,070
Liabilities:
Deposits(7)(8)	–	265,139	–	265,139
Subordinated debt	–	6,059	–	6,059
Other liabilities	–	9,382	–	9,382

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(3)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(4)	Excludes investments which are held-to-maturity of $172.
(5)	These amounts represent embedded derivatives bifurcated from structured deposit notes.
(6)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(7)	Excludes floating rate instruments as carrying value approximates fair value.
(8)	Excludes embedded derivatives bifurcated from structured deposit notes.

Non-recurring fair value measurements

There were no non-recurring fair value measurements at October 31, 2014 and October 31, 2013.

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Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in funds, private equity securities, income funds, hedge funds, complex derivatives, and embedded derivatives in structured deposit notes.

The following tables summarize changes in Level 3 instruments carried at fair value for the year ended October 31, 2014.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlement of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2014
($ millions)	Fair value November 1 2013	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into/(out of) Level 3	Fair value October 31 2014	Change in unrealized gains/(losses) recorded in income for instruments still held(3)
Trading assets
Corporate and other debt	$31	$1	$–	$–	$–	$–	$32	$–
Income funds and hedge funds	1,285	101	–	75	(158)	–	1,303	95	(4)
Equity securities	84	5	–	46	(84)	–	51	6
	1,400	107	–	121	(242)	–	1,386	101

Investment securities
Other foreign governments’ debt	402	26	8	536	(561)	–	411	–
Corporate and other debt	487	157	(115)	314	(343)	–	500	–
Mortgage-backed securities	12	1	–	29	(3)	–	39	–
Equity securities	1,113	276	(57)	111	(437)	–	1,006	–
	2,014	460	(164)	990	(1,344)	–	1,956	–

Derivative financial instruments-assets
Interest rate contracts	88	45	–	21	(8)	–	146	45
Foreign exchange and gold contracts	37	(7)	–	–	–	(30)	–	–
Equity contracts	302	155	–	310	(194)	–	573	36	(5)
Credit contracts	13	(9)	–	–	–	–	4	(9)
Other	7	7	–	30	(3)	–	41	3

Derivative financial instruments – liabilities
Interest rate contracts	(15)	(8)	–	(33)	4	–	(52)	(8)
Equity contracts	(745)	(237)	–	(25)	641	(90)	(456)	(71	)(5)
Credit contracts	(23)	13	–	–	8	–	(2)	6
Other	(1)	–	–	–	1	–	–	–
	(337)	(41)	–	303	449	(120)	254	2
Deposits(6)	(937)	(74)	–	–	–	–	(1,011)	(74	)(4)
Total	2,140	452	(164)	1,414	(1,137)	(120)	2,585	29

(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Shareholder’s Equity – Accumulated Other Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	The unrealized gain on income funds and hedge funds units is mostly offset by the mark-to-market changes in an equity-linked note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(5)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(6)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2013.

	As at October 31, 2013(1)
($ millions)	Fair value November 1 2012	Gains/(losses) recorded in income(2)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/(out of) Level 3	Fair value October 31 2013
Trading assets(3)	$1,405	$198	$–	$74	$(275)	$(2)	$1,400
Investment securities	1,837	89	59	781	(723)	(29)	2,014
Derivative financial instruments	(438)	(35)	1	4	97	34	(337)
Deposits(4)	(847)	(90)	–	–	–	–	(937)

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Gains and losses for items in Level 3 may be offset with losses and gains on related hedges in Level 1 or Level 2.
(3)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

As at October 31, 2014	Valuation technique	Significant unobservable inputs	Range of estimates (weighted average) for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	68% - 91%	–

Investment securities
Other foreign governments’ debt	Price based	Price	100%	(1)/1
Corporate and other debt	Price based Discounted cash flow Model based	Price Discount rate Credit spread Default correlation	66% - 95% 1% - 2% 50 bps 68% - 91%	(11)/6
Mortgage-backed securities	Price based	Price	95%	–
Private equity securities	Market comparable	General Partner valuations per financial statements Capitalization rate	100% 6%	(45)/41

Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate volatility	14% - 167%	–
Equity contracts	Option pricing model	Equity volatility Single stock correlation	6% - 71% -77% - 98%	(6)/6

Credit contracts	Model based	Default correlation	59% - 91%	(4)/4

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity, hedge fund investments and embedded derivatives, bifurcated from structured notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

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The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Correlation

Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the defaults throughout the portfolio and therefore affects the valuation of instruments such as collateralized debt obligation tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Discount rate

The discount rate is an interest rate used to bring future values of cash flows into the present when considering the time value of money. The discount rate at any given time is the sum of the current risk free rate and a risk premium. The riskier the cash flows, the higher the risk premium. An increase in the discount rate would result in a decrease in the fair value of an instrument, and vice versa.

Credit spread

A credit spread represents the risk premium associated with an instrument that has a higher credit risk as compared to a benchmark debt instrument (usually a government bond) with a similar maturity. An increase in the credit spread on an asset will result in a decrease in fair value, and vice versa.

General Partner (GP) Valuations per statements

Asset values provided by GPs represent the fair value of investments in private equity funds.

Volatility

Volatility is a measure of security price fluctuation. Historic volatility is often calculated as the annualized standard deviation of daily price variation for a given time period. Implied volatility is volatility, when input into an option pricing model, that returns a value equal to the current market value of the option.

Changes in fair value from reasonably possible alternatives

The fair value of Level 3 instruments is determined using management’s judgements about the appropriate value of unobservable inputs. Due to the unobservable nature of the inputs used, there may be uncertainty about the valuation of Level 3 instruments. Management has used reasonably possible alternative assumptions to determine the sensitivity of these inputs and the resulting potential impact on fair value of these Level 3 instruments.

For the Bank’s investment securities, the impact of applying these other reasonably possible inputs is a potential gain of $48 million and a potential loss of $57 million (October 31, 2013 – potential gain of $3 million and a potential loss of $3 million) recorded through other comprehensive income until the security is sold or becomes impaired.

For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $10 million and a potential net loss of $10 million (October 31, 2013 – potential gain of $16 million and a potential loss of $16 million).

A sensitivity analysis has not been performed on certain equity investments not quoted in an active market that are hedged with total return swaps.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2014:

Derivative assets of $632 million were transferred from Level 3 to Level 2 and derivative assets of $602 million were transferred from Level 2 to Level 3. Derivative liabilities of $328 million were transferred from Level 2 to Level 3 and derivative liabilities of $238 million were transferred from Level 3 to Level 2.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2013:

Derivatives of $34 million were transferred from Level 2 to Level 3 during the year as new information obtained considered the inputs to be unobservable.

Investment securities of $31 million were transferred from Level 2 to Level 3 during the year as a result of market data becoming unobservable, while $60 million was transferred from Level 3 to Level 1 as a result of securities becoming quoted in an active market.

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Day 1 profit

For those products that use valuation techniques for which not all the inputs are market observable, initial profit (Day 1 profit) is not recognized. When the inputs become observable over the life of the instruments or when the instruments are disposed of (derecognized), the profit is recognized in income.

For the year ended October 31 ($ millions)	2014	2013
Balance as at beginning of year	$3	$8
Deferral of profit or loss on new transactions	–	–
Recognized in the Consolidated Statement of Income during the period	(3)	(5)
Instruments disposed	–	–
Balance as at end of year	$–	$3

8	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2014 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government and government guaranteed debt	$1,222	$1,115	$5,778	$3,895	$1,838	$–	$13,848
Canadian provincial and municipal debt	1,323	1,530	2,161	869	1,648	–	7,531
U.S. treasury and other U.S. agencies’ debt	54	365	4,525	2,699	3,333	–	10,976
Other foreign governments’ debt	1,809	1,363	3,773	1,483	1,806	–	10,234
Common shares	–	–	–	–	–	40,204	40,204
Other	723	1,605	6,604	1,903	1,735	–	12,570
Total	$5,131	$5,978	$22,841	$10,849	$10,360	$40,204	$95,363
Total by currency (in Canadian equivalent):
Canadian dollar	$3,012	$2,877	$10,542	$5,481	$5,265	$30,435	$57,612
U.S. dollar	743	1,575	7,710	3,930	3,356	3,013	20,327
Mexican peso	218	216	573	80	60	475	1,622
Other currencies	1,158	1,310	4,016	1,358	1,679	6,281	15,802
Total trading securities	$5,131	$5,978	$22,841	$10,849	$10,360	$40,204	$95,363

As at October 31, 2013 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government and government guaranteed debt	$2,117	$929	$5,107	$1,201	$2,233	$–	$11,587
Canadian provincial and municipal debt	882	1,175	1,787	1,122	1,731	–	6,697
U.S. treasury and other U.S. agencies’ debt	299	1,220	7,337	1,475	1,908	–	12,239
Other foreign governments’ debt	1,587	946	1,842	1,553	1,347	–	7,275
Common shares	–	–	–	–	–	35,270	35,270
Other	1,033	1,398	6,883	1,295	519	–	11,128
Total	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196
Total by currency (in Canadian equivalent):
Canadian dollar	$3,798	$2,673	$10,606	$3,120	$4,257	$29,135	$53,589
U.S. dollar	637	1,942	10,016	1,978	2,134	2,905	19,612
Mexican peso	877	591	639	109	11	464	2,691
Other currencies	606	462	1,695	1,439	1,336	2,766	8,304
Total trading securities	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196

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(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2014	2013
Trading loans(1)(2)
U.S.(3)	$8,266	$5,941
Europe(4)	2,408	2,485
Asia Pacific(4)	2,957	1,854
Canada(4)	123	97
Other(4)	754	848
Total	$14,508	$11,225

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $5,437 (2013 – $3,220), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

9	Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income.

These portfolios include:

–	certain investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension and equity linked features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1)		Cumulative change in FV
	As at		For the year ended
October 31 ($ millions)	2014	2013	2014	2013	2014	2013
Investment securities	$111	$106	$–	$6	$13	$13
Deposit note liabilities(2)	465	174	16	10	18	2

(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at October 31, 2014, the Bank was contractually obligated to pay $483 to the holders of the note at maturity (2013 – $176).

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10	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within Other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2014			2013
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$206,138	$–	$206,138	$146,741	$–	$146,741
Options purchased	31,294	–	31,294	2,935	–	2,935
Options written	31,953	–	31,953	2,494	–	2,494
	269,385	–	269,385	152,170	–	152,170
Over-the-counter:
Forward rate agreements	32,582	–	32,582	72,392	–	72,392
Swaps	605,342	47,291	652,633	680,053	59,145	739,198
Options purchased	16,622	–	16,622	57,192	–	57,192
Options written	18,757	–	18,757	52,916	–	52,916
	673,303	47,291	720,594	862,553	59,145	921,698
Over-the-counter (settled through central counterparties):
Forward rate agreements	567,049	–	567,049	160,749	–	160,749
Swaps	2,394,336	46,129	2,440,465	1,326,419	20,065	1,346,484
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	2,961,385	46,129	3,007,514	1,487,168	20,065	1,507,233
Total	$3,904,073	$93,420	$3,997,493	$2,501,891	$79,210	$2,581,101
Foreign exchange and gold contracts
Exchange-traded:
Futures	$4,666	$–	$4,666	$6,688	$–	$6,688
Options purchased	64	–	64	23	–	23
Options written	–	–	–	–	–	–
	4,730	–	4,730	6,711	–	6,711
Over-the-counter:
Spot and forwards	430,878	13,422	444,300	272,633	14,337	286,970
Swaps	235,281	30,705	265,986	185,757	20,541	206,298
Options purchased	3,083	–	3,083	2,461	–	2,461
Options written	2,308	–	2,308	2,050	–	2,050
	671,550	44,127	715,677	462,901	34,878	497,779
Over-the-counter (settled through central counterparties):
Spot and forwards	11	–	11	–	–	–
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	334	–	334	–	–	–
	345	–	345	–	–	–
Total	$676,625	$44,127	$720,752	$469,612	$34,878	$504,490
Other derivative contracts
Exchange-traded:
Equity: over-the-counter	$15,986	$–	$15,986	$2,012	$–	$2,012
Credit: over-the-counter	–	–	–	–	–	–
Other	82,512	–	82,512	51,529	–	51,529
	98,498	–	98,498	53,541	–	53,541
Over-the-counter:
Equity: over-the-counter	49,887	–	49,887	40,776	–	40,776
Credit: over-the-counter	54,647	–	54,647	70,383	–	70,383
Other	44,017	–	44,017	37,397	–	37,397
	148,551	–	148,551	148,556	–	148,556
Over-the-counter (settled through central counterparties):
Equity: over-the-counter	735	–	735	3	–	3
Credit: over-the-counter	3,276	–	3,276	7,114	–	7,114
Other	512	–	512	3	–	3
	4,523	–	4,523	7,120	–	7,120
Total	$251,572	$–	$251,572	$209,217	$–	$209,217
Total notional amounts outstanding	$4,832,270	$137,547	$4,969,817	$3,180,720	$114,088	$3,294,808

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2014 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$205,986	$71	$81	$206,138
Forward rate agreements	423,781	175,099	751	599,631
Swaps	1,189,834	1,378,480	524,784	3,093,098
Options purchased	43,987	–	3,929	47,916
Options written	46,033	–	4,677	50,710
	1,909,621	1,553,650	534,222	3,997,493
Foreign exchange and gold contracts
Futures	4,421	245	–	4,666
Spot and forwards	397,044	46,484	783	444,311
Swaps	46,395	148,764	70,827	265,986
Options purchased	2,420	727	–	3,147
Options written	2,317	325	–	2,642
	452,597	196,545	71,610	720,752
Other derivative contracts
Equity	40,211	25,595	802	66,608
Credit	17,729	37,676	2,518	57,923
Other	81,465	45,099	477	127,041
	139,405	108,370	3,797	251,572
Total	$2,501,623	$1,858,565	$609,629	$4,969,817

As at October 31, 2013 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$70,954	$75,658	$129	$146,741
Forward rate agreements	177,554	55,587	–	233,141
Swaps	637,811	1,020,130	427,741	2,085,682
Options purchased	51,010	8,298	819	60,127
Options written	45,329	8,344	1,737	55,410
	982,658	1,168,017	430,426	2,581,101
Foreign exchange and gold contracts
Futures	2,057	4,631	–	6,688
Spot and forwards	274,546	11,595	829	286,970
Swaps	34,362	114,192	57,744	206,298
Options purchased	2,115	369	–	2,484
Options written	1,824	226	–	2,050
	314,904	131,013	58,573	504,490
Other derivative contracts
Equity	34,467	7,631	693	42,791
Credit	44,777	30,832	1,888	77,497
Other	44,316	43,996	617	88,929
	123,560	82,459	3,198	209,217
Total	$1,421,122	$1,381,489	$492,197	$3,294,808

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2014. To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the

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current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 74 of the 2014 Annual Report).

Derivatives instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2014				2013(1)
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	CET1 Risk Weighted Assets(3)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk Weighted Assets(2)
Interest rate contracts
Futures	$206,138	$–	$1,030	$21	$146,741	$–	$–	$–
Forward rate agreements	599,631	106	459	23	233,141	8	883	29
Swaps	3,093,098	1,858	9,053	1,475	2,085,682	2,133	8,639	1,744
Options purchased	47,916	18	106	125	60,127	13	54	16
Options written	50,710	–	–	–	55,410	–	–	–
	3,997,493	1,982	10,648	1,644	2,581,101	2,154	9,576	1,789
Foreign exchange and gold contracts
Futures	4,666	–	232	5	6,688	–	–	–
Spot and forwards	444,311	2,451	6,303	1,565	286,970	1,338	3,946	1,067
Swaps	265,986	1,495	6,190	1,426	206,298	916	4,171	1,181
Options purchased	3,147	19	69	19	2,484	16	47	13
Options written	2,642	–	–	–	2,050	–	–	–
	720,752	3,965	12,794	3,015	504,490	2,270	8,164	2,261
Other derivative contracts
Equity	66,608	860	5,726	2,260	42,791	460	4,017	1,775
Credit	57,923	548	1,405	374	77,497	539	3,273	587
Other	127,041	1,582	11,863	1,702	88,929	955	7,409	1,434
	251,572	2,990	18,994	4,336	209,217	1,954	14,699	3,796
Credit Valuation Adjustment(3)	–	–	–	5,632	–	–	–	–
Total derivatives	$4,969,817	$8,937	$42,436	$14,627	$3,294,808	$6,378	$32,439	$7,846
Amount settled through central counterparties(4)
Exchange-traded	372,613	–	9,247	185	212,422	–	5,668	113
Over-the-counter	3,012,382	–	6,072	121	1,514,353	–	4,637	93
	$3,384,995	$–	$15,319	$306	$1,726,775	$–	$10,305	$206

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4) and current period presentation.
(2)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $24,502 (2013 –$18,125) for CRA, and $39,276 (2013 – $31,039) for CEA.
(3)	As per OSFI guideline, effective 2014, Credit Valuation Adjustment to CET1 RWA for derivatives was phased-in at 0.57.
(4)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2014		2014		2013(1)
	Average fair value(2)		Year-end fair value		Year-end fair value
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$59	$11	$113	$4	$36	$25
Swaps	11,406	11,189	11,908	12,374	11,116	10,901
Options	101	148	119	152	72	110
	11,566	11,348	12,140	12,530	11,224	11,036
Foreign exchange and gold contracts
Forwards	4,575	4,154	7,573	6,423	3,930	3,618
Swaps	5,043	4,757	6,055	6,534	4,247	3,488
Options	85	46	50	53	79	41
	9,703	8,957	13,678	13,010	8,256	7,147
Other derivative contracts
Equity	1,701	2,991	2,346	2,631	1,323	3,713
Credit	931	4,646	910	3,948	969	5,166
Other	1,928	1,560	2,327	2,873	1,375	1,200
	4,560	9,197	5,583	9,452	3,667	10,079
Trading derivatives’ market valuation	$25,829	$29,502	$31,401	$34,992	$23,147	$28,262
Hedging
Interest rate contracts
Swaps			$696	$494	$701	$528
Foreign exchange and gold contracts
Forwards			77	273	153	165
Swaps			1,265	679	502	312
			1,342	952	655	477
Hedging derivatives’ market valuation			$2,038	$1,446	$1,356	$1,005
Total derivative financial instruments as per Statement of Financial Position			$33,439	$36,438	$24,503	$29,267

Less: impact of master netting and collateral(3)			24,502	24,502	18,125	18,125
Net derivative financial instruments(3)			$8,937	$11,936	$6,378	$11,142

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4) and current period presentation.
(2)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2013 was: favourable $26,874 and unfavourable $30,938. Average fair value amounts are based on the latest 13 month-end balances.
(3)	Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

For the year ended October 31 ($ millions)	2014	2013
Fair value hedges
Gain (loss) recorded on hedged items	$55	$441
Gain (loss) recorded on hedging instruments	(74)	(445)
Ineffectiveness	$(19)	$(4)
Cash flow hedges
Ineffectiveness	$(2)	$9
Net investment hedges
Ineffectiveness	–	–

Hedging instruments

Market valuation is disclosed by the type of relationship:

	2014		2013
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$791	$566	$687	$570
Derivatives designated in cash flow hedging relationships	1,183	632	532	274
Derivatives designated in net investment hedging relationships(1)	64	248	137	161
Total derivatives designated in hedging relationships	$2,038	$1,446	$1,356	$1,005

(1)	As at October 31, 2014, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $6,666 (2013 – $6,009). These non-derivative hedging instruments are presented as deposits – financial institutions on the Consolidated Statement of Financial Position.

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CONSOLIDATED FINANCIAL STATEMENTS

Cash flow hedges

The period when cash flows of designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2014 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$619	$665	$2,363
Cash outflows from liabilities	(5,992)	(11,515)	(2,287)
Net cash flows	$(5,373)	$(10,850)	$76

As at October 31, 2013 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$2,347	$1,326	$77
Cash outflows from liabilities	(3,230)	(9,649)	(77)
Net cash flows	$(883)	$(8,323)	$–

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

11	Offsetting financial assets and financial liabilities

The Bank is eligible to present certain financial assets and financial liabilities on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2014 ($ millions)
Types of financial assets(1)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$47,036	$(13,597)	$33,439	$(19,878)	$(4,849)	$8,712
Securities purchased under resale agreements and securities borrowed	102,569	(8,703)	93,866	(13,183)	(75,697)	4,986
Total	$149,605	$(22,300)	$127,305	$(33,061)	$(80,546)	$13,698

As at October 31, 2014 ($ millions)
Types of financial liabilities(1)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$50,035	$(13,597)	$36,438	$(19,878)	$(3,557)	$13,003
Obligations related to securities sold under repurchase agreements and securities lent	97,656	(8,703)	88,953	(13,183)	(68,168)	7,602
Total	$147,691	$(22,300)	$125,391	$(33,061)	$(71,725)	$20,605
(1)	Subject to offsetting, enforceable master netting arrangements or similar agreements.
(2)	Amounts that are subject to master netting arrangements or similar agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(3)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(4)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(5)	For fiscal 2014, the cash collateral received against the positive market values of derivative financial instruments of $1,268 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $493 are recorded within other liabilities and other assets respectively.

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CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2013 ($ millions)
Types of financial assets(1)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$31,948	$(7,445)	$24,503	$(15,689)	$(2,512)	$6,302
Securities purchased under resale agreements and securities borrowed	87,313	(4,780)	82,533	(12,636)	(58,946)	10,951
Total	$119,261	$(12,225)	$107,036	$(28,325)	$(61,458)	$17,253

As at October 31, 2013 ($ millions)
Types of financial liabilities(1)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$36,712	$(7,445)	$29,267	$(15,689)	$(3,029)	$10,549
Obligations related to securities sold under repurchase agreements and securities lent	82,288	(4,780)	77,508	(12,636)	(58,343)	6,529
Total	$119,000	$(12,225)	$106,775	$(28,325)	$(61,372)	$17,078
(1)	Subject to offsetting, enforceable master netting arrangements or similar agreements.
(2)	Amounts that are subject to master netting arrangements or similar agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(3)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(4)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(5)	For fiscal 2013, the cash collateral received against the positive market values of derivative financial instruments of $706 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $456 are recorded within other liabilities and other assets respectively.

12	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2014 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$11	$237	$4,205	$1,310	$1,088	$–	$6,851
Yield(1) %	1.0	2.8	1.7	2.5	1.5	–	1.8
Canadian provincial and municipal debt	–	202	2,614	480	7	–	3,303
Yield(1) %	–	1.7	1.5	1.8	3.2	–	1.5
U.S. treasury and other U.S. agencies’ debt	321	637	5,261	–	7	–	6,226
Yield(1) %	–	–	0.6	–	0.3	–	0.5
Other foreign governments’ debt	2,179	3,784	3,905	661	454	–	10,983
Yield(1) %	2.0	2.2	3.5	6.1	6.3	–	3.0
Bonds of designated emerging markets	7	–	11	27	–	–	45
Yield(1) %	10.7	–	12.4	4.4	–	–	7.8
Other debt	1,003	1,406	3,734	497	147	–	6,787
Yield(1) %	3.0	1.9	1.5	1.2	2.5	–	1.8
Preferred shares	–	–	–	–	–	368	368
Common shares	–	–	–	–	–	3,933	3,933
Total available-for-sale securities	3,521	6,266	19,730	2,975	1,703	4,301	38,496
Held-to-maturity
Other foreign governments’ debt	–	–	146	20	–	–	166
Total investment securities	$3,521	$6,266	$19,876	$2,995	$1,703	$4,301	$38,662
Total by currency (in Canadian equivalent):
Canadian dollar	$13	$263	$6,249	$1,352	$1,110	$1,938	$10,925
U.S. dollar	549	1,681	7,781	267	150	1,736	12,164
Mexican peso	332	92	2,170	126	85	44	2,849
Other currencies	2,627	4,230	3,676	1,250	358	583	12,724
Total investment securities	$3,521	$6,266	$19,876	$2,995	$1,703	$4,301	$38,662
(1)	Represents the weighted-average yield of fixed income securities.

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CONSOLIDATED FINANCIAL STATEMENTS

	Remaining term to maturity
As at October 31, 2013(1) ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$607	$1,126	$4,117	$1,268	$1	$–	$7,119
Yield(2) %	0.9	2.8	1.8	2.5	2.6	–	2.0
Canadian provincial and municipal debt	71	112	2,794	279	7	–	3,263
Yield(2) %	0.3	3.0	1.4	1.6	3.2	–	1.5
U.S. treasury and other U.S. agencies’ debt	166	592	2,077	–	7	–	2,842
Yield(2) %	–	0.1	0.4	–	0.3	–	0.4
Other foreign governments’ debt	2,771	3,348	2,844	722	459	–	10,144
Yield(2) %	2.1	2.2	4.3	7.5	7.1	–	3.3
Bonds of designated emerging markets	5	51	10	–	83	–	149
Yield(2) %	9.1	6.5	9.3	–	10.2	–	8.5
Other debt	861	1,174	4,339	104	431	–	6,909
Yield(2) %	4.2	2.9	2.1	3.8	2.6	–	2.5
Preferred shares	–	–	–	–	–	384	384
Common shares	–	–	–	–	–	3,337	3,337
Total available-for-sale securities	4,481	6,403	16,181	2,373	988	3,721	34,147
Held-to-maturity
Other foreign governments’ debt	–	9	143	14	6	–	172
Total investment securities	$4,481	$6,412	$16,324	$2,387	$994	$3,721	$34,319
Total by currency (in Canadian equivalent):
Canadian dollar	$622	$1,257	$5,824	$1,176	$26	$1,513	$10,418
U.S. dollar	594	1,248	5,587	312	530	1,629	9,900
Mexican peso	657	12	1,821	–	–	45	2,535
Other currencies	2,608	3,895	3,092	899	438	534	11,466
Total investment securities	$4,481	$6,412	$16,324	$2,387	$994	$3,721	$34,319
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Represents the weighted-average yield of fixed income securities.

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2014 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,704	$147	$–	$6,851
Canadian provincial and municipal debt	3,284	20	1	3,303
U.S. treasury and other U.S. agencies’ debt	6,218	11	3	6,226
Other foreign governments’ debt	10,940	60	17	10,983
Bonds of designated emerging markets	39	7	1	45
Other debt	6,666	128	7	6,787
Preferred shares	412	15	59	368
Common shares	3,097	871	35	3,933
Total available-for-sale securities	$37,360	$1,259	$123	$38,496

As at October 31, 2013(1) ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,036	$84	$1	$7,119
Canadian provincial and municipal debt	3,240	27	4	3,263
U.S. treasury and other U.S. agencies’ debt	2,845	4	7	2,842
Other foreign governments’ debt	10,068	96	20	10,144
Bonds of designated emerging markets	116	34	1	149
Other debt	6,665	276	32	6,909
Preferred shares	413	15	44	384
Common shares	2,627	761	51	3,337
Total available-for-sale securities	$33,010	$1,297	$160	$34,147
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

The net unrealized gain on available-for-sale securities of $1,136 million (2013 – gain of $1,137 million) decreases to a net unrealized gain of $847 million (2013 – gain of $980 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

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CONSOLIDATED FINANCIAL STATEMENTS

(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2014 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$359	$359	$–	$80	$80	$–	$439	$439	$–
Canadian provincial and municipal debt	100	100	–	109	108	1	209	208	1
U.S. treasury and other U.S. agencies’ debt	293	293	–	10	7	3	303	300	3
Other foreign governments’ debt	2,033	2,028	5	338	326	12	2,371	2,354	17
Bonds of designated emerging markets	7	7	–	11	10	1	18	17	1
Other debt	1,161	1,160	1	184	178	6	1,345	1,338	7
Preferred shares	1	1	–	392	333	59	393	334	59
Common shares	779	752	27	93	85	8	872	837	35
Total available-for-sale securities	$4,733	$4,700	$33	$1,217	$1,127	$90	$5,950	$5,827	$123

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2013 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$712	$711	$1	$–	$–	$–	$712	$711	$1
Canadian provincial and municipal debt	500	496	4	–	–	–	500	496	4
U.S. treasury and other U.S. agencies’ debt	458	454	4	50	47	3	508	501	7
Other foreign governments’ debt	3,832	3,814	18	134	132	2	3,966	3,946	20
Bond of designated emerging markets	16	15	1	–	–	–	16	15	1
Other debt	1,394	1,383	11	547	526	21	1,941	1,909	32
Preferred shares	6	6	–	390	346	44	396	352	44
Common shares	513	476	37	72	58	14	585	534	51
Total available-for-sale securities	$7,431	$7,355	$76	$1,193	$1,109	$84	$8,624	$8,464	$160

As at October 31, 2014, the cost of 409 (2013 – 630) available-for-sale securities exceeded their fair value by $123 million (2013 – $160 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 409 (2013 – 630) investment securities, 113 (2013 – 148) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $90 million (2013 – $84 million).

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on sale of investment securities

An analysis of net gain on sale of investment securities is as follows:

For the year ended October 31 ($ millions)	2014	2013	2012
Net realized gains or losses	$755	$433	$281
Impairment losses(1)	14	58	96
Net gain on sale of investment securities	$741	$375	$185

(1)	Impairment losses are comprised of $2 from equity securities (2013 – $28; 2012 – $74) and $12 from other debt securities (2013 – $30; 2012 – $22).

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CONSOLIDATED FINANCIAL STATEMENTS

13	Loans

(a)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2014	2013(2)
Canada:
Residential mortgages	$188,842	$188,937
Personal and credit cards	65,542	58,848
Business and government	38,561	33,641
	292,945	281,426
United States:
Personal and credit cards	1,109	1,374
Business and government	22,389	18,585
	23,498	19,959
Mexico:
Residential mortgages	5,409	4,369
Personal and credit cards	3,360	2,997
Business and government	7,196	5,508
	15,965	12,874
Chile:
Residential mortgages	4,561	4,163
Personal and credit cards	2,434	2,270
Business and government	6,908	6,633
	13,903	13,066
Peru:
Residential mortgages	1,896	1,518
Personal and credit cards	3,596	3,223
Business and government	7,794	6,634
	13,286	11,375
Colombia:
Residential mortgages	1,240	1,065
Personal and credit cards	3,354	2,871
Business and government	4,498	3,817
	9,092	7,753
Other International:
Residential mortgages	10,700	9,813
Personal and credit cards	4,809	4,426
Business and government	43,752	44,796
	59,261	59,035
Total loans	427,950	405,488
Acceptances(3)	9,876	10,556
Total loans and acceptances(4)	437,826	416,044
Allowance for credit losses	(3,641)	(3,273)
Total loans and acceptances net of allowances for loan losses	$434,185	$412,771

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(3)	1% of borrowers reside outside Canada.
(4)	Loans and acceptances denominated in U.S. dollars were $80,597 (2013 – $76,348), in Mexican pesos $12,972 (2013 – $10,626), Chilean pesos $10,256 (2013 – $9,702), and in other foreign currencies $35,721 (2013 – $31,807).

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Loans and acceptances by type of borrower

	2014		2013(1)
As at October 31 ($ millions)	Balance	% of total	Balance	% of total
Residential mortgages	$212,648	48.6%	$209,865	50.5%
Personal loans & credit cards	84,204	19.2	76,008	18.3
Personal	$296,852	67.8%	$285,873	68.8%
Financial services
Non-Bank	13,364	3.1	11,658	2.8
Bank(2)	8,922	2.0	12,063	2.9
Wholesale and retail	16,580	3.8	14,117	3.4
Real estate and construction	15,510	3.5	14,210	3.4
Oil and gas	12,853	2.9	10,353	2.5
Transportation	8,125	1.9	7,794	1.9
Automotive	8,122	1.9	7,346	1.8
Agriculture	7,084	1.6	6,113	1.5
Hospitality and leisure	3,567	0.8	3,440	0.8
Mining and primary metals	6,013	1.4	4,723	1.1
Utilities	5,860	1.3	4,438	1.0
Health care	3,494	0.8	3,641	0.9
Technology and media	5,420	1.2	5,266	1.3
Chemical	1,361	0.3	1,286	0.3
Food and beverage	3,883	0.9	3,133	0.7
Forest products	1,333	0.3	1,448	0.3
Other(3)	15,268	3.5	14,897	3.6
Sovereign(4)	4,215	1.0	4,245	1.0
Business and government	$140,974	32.2%	$130,171	31.2%
	$437,826	100.0%	$416,044	100.0%
Total allowance for loan losses	(3,641)		(3,273)
Total loans and acceptances net of allowance for loan losses	$434,185		$412,771

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Deposit taking institutions and securities firms.
(3)	Other relates to $6,488 in financing products (October 31, 2013 – $5,740), $1,287 in services (October 31, 2013 – $851), and $1,228 in wealth management (October 31, 2013 – $965).
(4)	Includes central banks, regional and local governments, supra-national agencies.

(c)	Loan maturities

As at October 31, 2014	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$47,008	$145,539	$10,308	$8,087	$1,706	$212,648	$53,747	$156,985	$1,916	$212,648
Personal and credit cards	11,735	25,183	4,144	859	42,283	84,204	38,046	45,091	1,067	84,204
Business and government	64,786	56,487	4,351	363	5,111	131,098	87,162	41,794	2,142	131,098
Total	$123,529	$227,209	$18,803	$9,309	$49,100	$427,950	$178,955	$243,870	$5,125	$427,950
Allowance for credit losses	–	–	–	–	(3,641)	(3,641)	–	–	(3,641)	(3,641)
Total loans net of allowance for credit losses	$123,529	$227,209	$18,803	$9,309	$45,459	$424,309	$178,955	$243,870	$1,484	$424,309

As at October 31, 2013(1)	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating(2)	Fixed rate(2)	Non-rate sensitive	Total
Residential mortgages	$36,818	$154,939	$9,700	$6,961	$1,447	$209,865	$50,463	$157,551	$1,851	$209,865
Personal and credit cards	11,893	19,781	3,387	939	40,008	76,008	37,154	37,911	943	76,008
Business and government	58,826	51,385	4,070	440	4,894	119,615	76,392	41,113	2,110	119,615
Total loans	$107,537	$226,105	$17,157	$8,340	$46,349	$405,488	$164,009	$236,575	$4,904	$405,488
Allowance for credit losses	–	–	–	–	(3,273)	(3,273)	–	–	(3,273)	(3,273)
Total loans net of allowance for credit losses	$107,537	$226,105	$17,157	$8,340	$43,076	$402,215	$164,009	$236,575	$1,631	$402,215

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Certain amounts have been reclassified to conform with current year classification.

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CONSOLIDATED FINANCIAL STATEMENTS

14	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)

	2014				2013
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Gross impaired loans(1)	Allowance for credit losses		Net
Business and government	$1,455	$614	(3)	$841	$1,385	$561	(3)	$824
Residential mortgages	1,491	359	(4)	1,132	1,270	338	(4)	932
Personal and credit cards	1,254	1,225	(4)	29	1,046	994	(4)	52
Total	$4,200	$2,198		$2,002	$3,701	$1,893		$1,808
By geography:
Canada				$378				$363
United States				11				149
Other International				1,613				1,296
Total				$2,002				$1,808

(1)	Interest income recognized on impaired loans during the year ended October 31, 2014 was $18 (2013 – $19).
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	Allowance for credit losses for business and government loans is individually assessed.
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

For the years ended October 31, 2014 and 2013, the Bank would have recorded additional interest income of $287 million and $263 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

(b)	Allowance for credit losses

	2014
As at October 31 ($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$561	$(338)	$93	$265	$33	$614
Collective	2,604	(1,559)	399	1,403	9	2,856
Total before FDIC guaranteed loans	3,165	(1,897)	492	1,668	42	3,470
FDIC guaranteed loans(2)	108	–	18	35	10	171
	$3,273	$(1,897)	$510	$1,703	$52	$3,641

	2013
As at October 31 ($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$469	$(201)	$111	$155	$27	$561
Collective	2,420	(1,268)	332	1,117	3	2,604
Total before FDIC guaranteed loans	2,889	(1,469)	443	1,272	30	3,165
FDIC guaranteed loans(2)	88	–	–	16	4	108
	$2,977	$(1,469)	$443	$1,288	$34	$3,273

	2014	2013
Represented by:
Allowance against impaired loans	$2,198	$1,893
Allowance against performing loans and loans past due but not impaired(3)	1,272	1,272
Total before FDIC guaranteed loans	3,470	3,165
FDIC guaranteed loans(2)	171	108
	$3,641	$3,273

(1)	For the wholesale portfolios, impaired loans restructured during the year amounted to $373 (2013 – $101). Write-offs of impaired loans restructured during the year were $27 (2013 – $22). Non-impaired loans restructured during the year amounted to $113 (2013 – $166).

For the retail and small business portfolios, impaired loans restructured during the year amounted to $6 (2013 – $8). Non-impaired loans restructured during the year amounted to $8 (2013 – $22).

(2)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(3)	The allowance for performing loans is attributable to business and government loans $584 (2013 –$953) with the remainder allocated to personal and credit card loans $527 (2013 – $129) and residential mortgages $161 (2013 – $190).

(c)	Total FDIC guaranteed loans

As at October 31 ($ millions)	2014	2013
R-G Premier Bank
Unpaid principal balance	$2,688	$2,929
Fair value adjustments	(357)	(499)
Net carrying value	2,331	2,430
Allowance for credit losses	(171)	(108)
	$2,160	$2,322

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CONSOLIDATED FINANCIAL STATEMENTS

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at October 31, 2014, the carrying value of loans guaranteed by the FDIC was $2.2 billion (2013 – $2.3 billion) with a net receivable of $275 million (2013 – $366 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2014(2)(3)				2013(2)(3)
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,253	$483	$153	$1,889	$1,248	$496	$180	$1,924
Personal and credit cards	591	298	48	937	506	241	49	796
Business and government	140	57	233	430	209	81	172	462
Total	$1,984	$838	$434	$3,256	$1,963	$818	$401	$3,182

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

15	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program and/or third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2014(1)	2013(1)
Assets
Carrying value of residential mortgage loans	$17,969	$15,832
Other related assets(2)	2,425	11,160
Liabilities
Carrying value of associated liabilities	20,414	27,289

(1)	The fair value of the transferred assets is $20,430 (2013 – $26,894) and the fair value of the associated liabilities is $20,791 (2013 – $27,577), for a net position of $(361) (2013 – $(683)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans. For further details, see Note 16.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2014(1)	2013(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$80,335	$68,868
Securities lending agreements	37,110	25,609
Total	117,445	94,477
Carrying value of associated liabilities(3)	$88,953	$77,508

(1)	The fair value of transferred assets is $117,445 (October 31, 2013 – $94,477) and the fair value of the associated liabilities is $88,953 (October 31, 2013 – $77,508), for a net position of $28,492 (October 31, 2013 – $16,969).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

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16	Structured entities

(a)	Consolidated structured entities

The following table provides information about structured entities that the Bank consolidated.

	2014			2013(2)
As at October 31 ($ millions)	Total assets		Total liabilities	Total assets		Total liabilities
U.S. multi-seller conduit that the Bank administers	$6,405		$6,380	$5,988		$6,075
Bank funding vehicles	29,416		28,457	34,436		33,645
Other	122		–	196		61
Total	$35,943	(1)	$34,837	$40,620	(1)	$39,781

(1)	Includes instruments issued by other entities of the Bank of $29.2 billion (2013 – $34.3 billion) which are off-set on consolidation.
(2)	Certain prior amounts are retrospectively adjusted to reflect the adoption of IFRS 10 (refer to Note 4).

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated notes issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, the Bank’s PWCE and investment in the conduit’s subordinated notes, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. These vehicles include Scotia Covered Bond Trust, Scotiabank Covered Bond Guarantor Limited Partnership and Hollis Receivables Term Trust II.

Activities of these structured entities are generally limited to holding a pool of assets or receivables generated by the Bank.

These structured entities are consolidated due to the Bank’s decision-making power and ability to use the power to affect the Bank’s returns.

Covered bond programs

Scotia Covered Bond Trust

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”). Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2014, $12.2 billion (October 31, 2013 – $13.2 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars. As at October 31, 2014, assets pledged in relation to these covered bonds were $12.9 billion (October 31, 2013 – $14.2 billion).

Scotiabank Covered Bond Guarantor Limited Partnership

The Bank has a registered covered bond program in which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2014, $5.3 billion (October 31, 2013 – nil) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars and Euros. As at October 31, 2014, assets pledged in relation to these covered bonds were $5.8 billion (October 31, 2013 – nil).

Personal line of credit securitization trust

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored structured entity. Hollis issues notes to third-party investors and the Bank, proceeds of which are used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Hollis. The subordinated notes issued by Hollis are held by the Bank.

As at October 31, 2014, $1.0 billion (October 31, 2013 – $0.5 billion) notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2014, assets pledged in relation to these notes were $1.2 billion (October 31, 2013 – $0.6 billion).

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Unconsolidated structured entities

The following table provides information about other structured entities in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated structured entities maximum exposure to loss.

	2014
As at October 31 ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$2,707	$12,165	$1,520	$945	$17,337

Assets recognized on the Bank’s financial statements
Trading assets	13	422	–	52	487
Investment securities	–	1,487	15	79	1,581
Loans(1)	–	924	52	56	1,032
	13	2,833	67	187	3,100
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,488	–	1,488
	–	–	1,488	–	1,488
Bank’s maximum exposure to loss	$2,707	$2,833	$67	$187	$5,794

	2013(2)
As at October 31 ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$3,018	$2,383	$1,520	$1,008	$7,929

Assets recognized on the Bank’s financial statements
Trading assets	13	–	–	50	63
Investment securities	–	123	32	62	217
Loans(1)	–	1,114	57	100	1,271
	13	1,237	89	212	1,551
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,488	–	1,488
	–	–	1,488	–	1,488
Bank’s maximum exposure to loss	$3,018	$1,257	$89	$212	$4,576

(1)	Loan balances are presented net of allowance for credit losses.
(2)	Certain prior amounts are retrospectively adjusted to reflect the adoption of IFRS 10 (refer to Note 4).

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2014, the Bank has recorded $3.1 billion (2013 – $1.5 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper,

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CONSOLIDATED FINANCIAL STATEMENTS

each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. The liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.4 billion (2013 – $1.1 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

Capital funding vehicles

The adoption of IFRS 10, Consolidated Financial Statements, has resulted in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust through which the Bank issues certain regulatory capital investments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities. As a result, Deposits – Business and government increased by $1.5 billion (2013 – $1.5 billion).

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other structured entities. The Bank’s maximum exposure to loss is limited to its net investment in these funds.

c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank considered mutual funds and managed companies as sponsored entities at October 31, 2014.

The following table provides information on revenue from unconsolidated Bank-sponsored entities.

	2014			2013
As at October 31 ($ millions)	Funds(1)	Scotia Managed Companies	Total	Funds(1)	Scotia Managed Companies	Total
Revenue	$1,804	$18	$1,822	$1,565	$20	$1,585

(1)	Includes mutual funds, other funds and trusts.

The Bank earned revenue of $1,822 million (October 31, 2013 – $1,585 million) from its involvement with the unconsolidated Bank sponsored structured entities for the year ended October 31, 2014, which was comprised of interest income of $4 million (October 31, 2013 – $3 million), fee and commission revenue – banking of $141 million (October 31, 2013 – $110 million) and fee and commission revenue – wealth management of $1,677 million (October 31, 2013 – $1,472 million), including mutual fund, brokerage and investment management and trust fees.

17	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at October 31, 2012(1)	$300	$1,647	$3,274	$1,078	$6,299
Acquisitions	5	103	59	56	223
Additions	10	108	165	47	330
Disposals	(22)	(152)	(118)	(31)	(323)
Foreign currency adjustments and other	(9)	(57)	(57)	(4)	(127)
Balance as at October 31, 2013(1)	$284	$1,649	$3,323	$1,146	$6,402

Acquisitions	–	–	–	–	–
Additions	11	168	177	94	450
Disposals	(40)	(155)	(148)	(41)	(384)
Foreign currency adjustments and other	11	25	26	25	87
Balance as at October 31, 2014	$266	$1,687	$3,378	$1,224	$6,555

Accumulated depreciation
Balance as at October 31, 2012(1)	$–	$685	$2,717	$679	$4,081
Depreciation	–	53	173	71	297
Disposals(1)	–	(19)	(96)	(30)	(145)
Foreign currency adjustments and other	–	(28)	(22)	5	(45)
Balance as at October 31, 2013(1)	$–	$691	$2,772	$725	$4,188
Depreciation	–	36	184	77	297
Disposals	–	(23)	(152)	(57)	(232)
Foreign currency adjustments and other	–	11	11	8	30
Balance as at October 31, 2014	$–	$715	$2,815	$753	$4,283

Net book value
Balance as at October 31, 2013(1)	$284	$958	$551	$421	$2,214 (2)
Balance as at October 31, 2014	$266	$972	$563	$471	$2,272 (2)

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Includes $41 (2013 – $36) of investment property.

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CONSOLIDATED FINANCIAL STATEMENTS

18	Investments in associates

The Bank had significant investments in the following associates:

			2014			2013
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statement(1)	Carrying value	Carrying value
CI Financial Corp.(2)	Canada	Wealth Management	n/a	n/a	$–	$2,577
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	September 30, 2014	2,134	1,921
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.0%	October 01, 2014	509	–
Bank of Xi’an Co. Ltd.(4)	China	Banking	19.0%	September 30, 2014	359	291
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.2%	September 30, 2014	221	191
Banco del Caribe	Venezuela	Banking	26.6%	September 30, 2014	54	156

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	On June 17, 2014, the Bank sold 82,800,000 shares (representing 29.1% ownership interest) of CI Financial Corp. through a public offering. As a result, the Bank no longer has the ability to exercise significant influence and does not account for the remaining investment in CI Financial Corp. based on the equity method. On that date, the remaining retained interest was classified as available-for-sale equity and recorded at fair value based on the quoted market price (refer to Note 41).
(3)	On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS). As at October 31, 2014 CTFS had total assets of $5,351 and total liabilities of $4,387.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors.
(5)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2014 these reserves amounted to $52 (2013 – $43; 2012 – $38).

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2014(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.(2)	$ n/a	$ n/a	$ n/a	$ n/a
Thanachart Bank Public Company Limited	1,488	336	34,124	30,571
Bank of Xi’an Co. Ltd.	695	299	25,259	23,558
Maduro & Curiel’s Bank N.V.	291	86	4,117	3,642
Banco del Caribe	1,160	107	16,728	15,106

	For the twelve months ended and as at September 30, 2013(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,535	$405	$2,986	$1,218
Thanachart Bank Public Company Limited	1,988	502	34,047	30,887
Bank of Xi’an Co. Ltd.	520	245	19,795	18,479
Maduro & Curiel’s Bank N.V.	264	84	3,512	3,100
Banco del Caribe	754	142	10,141	9,202

(1)	Based on the most recent available financial statements.
(2)	As a result of the partial sale of CI Financial Corp. by the Bank on June 17, 2014, the Bank no longer has the ability to exercise significant influence and does not account for the remaining investment based on the equity method.

Investment in Banco del Caribe

Venezuela has been designated as hyper-inflationary and measures of foreign exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

As at October 31, 2014, the Bank’s total net investment in Banco del Caribe of $54 million, along with monetary assets, comprising of cash and dividend receivable was translated at the SICAD II exchange rate of 1 USD to 50 VEF. These amounts were previously measured at the official exchange rate of 1 USD to 6.3 VEF.

As a result the Bank recorded a reduction in the carrying value of the investment in associates of $129 million with a corresponding decrease to other comprehensive income. The Bank has also recognized foreign exchange losses of $47 million in the Consolidated Statement of Income as other operating income, in relation to the monetary assets.

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19	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking		Global Wealth & Insurance	Global Capital Markets	Global Corporate & Investment Banking	Latin America	Caribbean and Central America	Pacific	Total
Balance as at October 31, 2012	$319		$2,015	$87	$109	$2,063	$646	$–	$5,239
Acquisitions	1,314	(1)	277	–	–	29	–	–	1,620
Foreign currency adjustments and other	–		(9)	5	5	(14)	21	–	8
Balance as at October 31, 2013	$1,633		$2,283	$92	$114	$2,078	$667	$–	$6,867
Acquisitions	–		–	–	–	–	–	–	–
Foreign currency adjustments and other	–		9	8	9	(37)	53	–	42
Balance as at October 31, 2014	$1,633		$2,292	$100	$123	$2,041	$720	$–	$6,909

(1)	The change from October 31, 2012 is due to the acquisition of Tangerine Bank (formerly ING Bank of Canada). Refer to Note 41 for further details.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including credit risk, market risk, operational risk and other relevant business risks for each CGU. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 10 to 18 times (2013 – 7 to 14 times) have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2014 and July 31, 2013 and no impairment was determined to exist.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2012	$1,056	$977	$2,325	$67	$4,425
Acquisitions	79	243	–	–	322
Additions	293	2	–	–	295
Disposals	(8)	–	–	–	(8)
Foreign currency adjustments and other	(20)	(4)	–	–	(24)
Balance as at October 31, 2013	$1,400	$1,218	$2,325	$67	$5,010
Acquisitions	–	–	–	–	–
Additions	372	1	–	–	373
Disposals	–	–	–	(1)	(1)
Foreign currency adjustments and other	(1)	12	–	1	12
Balance as at October 31, 2014	$1,771	$1,231	$2,325	$67	$5,394
Accumulated amortization
Balance as at October 31, 2012	$377	$595	$–	$–	$972
Amortization Expense	116	103	–	–	219
Disposals	(4)	–	–	–	(4)
Foreign currency adjustments and other	(10)	(4)	–	–	(14)
Balance as at October 31, 2013	$479	$694	$–	$–	$1,173
Amortization Expense	143	86	–	–	229
Disposals	–	–	–	–	–
Foreign currency adjustments and other	7	10	–	–	17
Balance as at October 31, 2014	$629	$790	$–	$–	$1,419
Net book value
As at October 31, 2013	$921 (2)	$524	$2,325	$67	$3,837
As at October 31, 2014	$1,142 (2)	$441	$2,325	$67	$3,975

(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly, DundeeWealth Inc.).
(2)	Computer software comprises of purchased software of $251 (2013 – $175), internally generated software of $481 (2013 – $396), and in process software not subject to amortization of $410 (2013 – $350).

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CONSOLIDATED FINANCIAL STATEMENTS

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2013 – 4.5%) applied thereafter. These cash flows have been discounted at a rate of 10% (2013 – 10%). Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2014 and July 31, 2013 and no impairment was determined to exist.

20	Other assets

As at October 31 ($ millions)	2014	2013(1)
Accrued interest	$1,690	$1,643
Accounts receivable	1,172	1,073
Current tax assets	565	539
Pension assets (Note 31)	117	132
Receivable from brokers, dealers and clients	945	1,222
Receivable from the Federal Deposit Insurance Corporation	275	366
Other	4,995	5,548
Total	$9,759	$10,523

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

21	Leases

(a)	As Lessor

Finance lease receivables

The Bank offers asset-based lending and works with a broad range of technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

As at October 31, 2014 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,410	$190	$1,220
After one year but not more than five years	3,177	342	2,835
More than five years	298	55	243
Total	$4,885	$587	$4,298

As at October 31, 2013 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,368	$174	$1,194
After one year but not more than five years	3,021	314	2,707
More than five years	277	34	243
Total	$4,666	$522	$4,144

At October 31, 2014, unguaranteed residual value of $71 million (2013 – $66 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to $17 million (2013 – $16 million).

(b)	As Lessee

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2014	2013
Within one year	$310	$289
After one year but not more than five years	811	751
More than five years	577	499
Total	$1,698	$1,539

The total of future minimum sublease payments to be received under non-cancellable subleases at the reporting date is $16 million (2013 – $16 million).

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $392 million (2013 – $378 million).

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CONSOLIDATED FINANCIAL STATEMENTS

22	Deposits

	2014						2013	(1)
	Payable on demand
As at October 31 ($ millions)	Interest- bearing	Non-interest bearing	Payable after notice		Payable on a fixed date	Total
Personal	$5,197	$4,570	$91,919		$73,477	$175,163	$171,048
Business and government	49,744	19,318	29,951		243,354	342,367	313,820
Financial institutions	5,176	3,096	2,005		26,210	36,487	33,019
Total	$60,117	$26,984	$123,875	(2)	$343,041	$554,017	$517,887
Recorded in:
Canada						$373,491	$350,599
United States						84,710	77,685
United Kingdom						13,296	10,779
Mexico						13,668	11,907
Peru						11,701	10,552
Chile						5,785	5,723
Colombia						7,450	6,578
Other International						43,916	44,064
Total(3)						$554,017	$517,887
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Includes $104 (2013 – $103) of non-interest bearing deposits.
(3)	Deposits denominated in U.S. dollars amount to $201,891 (2013 – $182,115) deposits denominated in Mexican pesos amount to $12,444 (2013 – $10,480) and deposits denominated in other foreign currencies amount to $49,836 (2013 – $44,612).

Refer to Note 40 for contractual maturity structure for deposits which provides maturities of less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to two years, two to five years, over five years, and with no specific maturity.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2014	$42,801	$13,907	$23,338	$75,987	$14,110	$170,143
As at October 31, 2013(2)	$38,844	$12,097	$15,731	$75,451	$7,878	$150,001

(1)	The majority of foreign term deposits are in excess of $100,000.
(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

23	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)				2014	2013
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)
April 2019	4.94	Redeemed on April 15, 2014.	$–	$–	$1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	1,000	1,000	1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,501	1,501
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,748	1,712
June 2025	8.90	Redeemable at any time.	250	264	265
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	100	99	107
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	101	99	108
August 2085	Floating	US$142 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	160	160	148
			$4,861	$4,871	$5,841

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

The contractual maturities of the debentures are summarized in Note 40.

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CONSOLIDATED FINANCIAL STATEMENTS

24	Other liabilities

As at October 31 ($ millions)	2014	2013(1)
Accrued interest	$1,920	$1,897
Accounts payable and accrued expenses	5,265	5,653
Current tax liabilities	1,009	830
Deferred tax liabilities (Note 30)	454	591
Gold and silver certificates and bullion	4,571	3,622
Margin and collateral accounts	5,078	3,417
Payables to brokers, dealers and clients	293	499
Provisions for off-balance sheet credit risks and other (Note 25)	518	347
Pension liabilities (Note 31)	817	502
Other liabilities of subsidiaries and structured entities	10,020	9,661
Other	4,840	5,028
Total	$34,785	$32,047

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

25	Provisions

($ millions)	Off-balance sheet credit risks	Restructuring	Other	Total
As at November 1, 2012	$184	$2	$179	$365
Provisions made during the year	–	40	51	91
Provisions used or no longer required during the year	–	(20)	(89)	(109)
Balance as at October 31, 2013	$184	$22	$141	$347
Provisions made during the year	–	148	116	264
Provisions used or no longer required during the year	–	(34)	(59)	(93)
Balance as at October 31, 2014	$184	$136	$198	$518

Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Restructuring

During fiscal 2014, the Bank initiated certain restructuring initiatives in order to improve the Bank’s customers’ experience, reduce costs in a sustainable manner, and to achieve greater operational efficiencies. As a result, in order to implement these initiatives, in the fourth quarter of 2014, a charge of $148 million was recorded in other operating expenses, primarily relating to employee severance costs.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

26	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2014			2013
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,208,588,989		$14,516	1,184,368,672		$13,139
Issued under Shareholder Dividend and Share Purchase Plan(1)	8,849,647		574	19,005,803		1,100
Issued in relation to share-based payments, net (Note 29)	3,493,491	(2)	187	3,500,283	(2)	178
Issued in relation to the acquisition of a subsidiary or associated corporation	150,118		10	1,714,231		99	(3)
Repurchased for cancellation under the Normal Course Issuer Bid	(4,500,000)		(56)	–		–
Outstanding at end of year	1,216,582,245	(4)	$15,231	1,208,588,989	(4)	$14,516

(1)	On January 28, 2014, the Board approved an additional 7,900,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan (the “Plan”). As at October 31, 2014, there were 10,048,041 common shares held in reserve for issuance under the Plan.
(2)	133,318 shares held by the Bank in relation to cancelled share-based payment plans were released in 2014.
(3)	Issued in relation to the acquisition of Colfondos SA on December 19, 2012.
(4)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2014, the number of such shares bought and sold was 13,033,821 (2013 – 13,559,563).

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CONSOLIDATED FINANCIAL STATEMENTS

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its preferred or common shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Dividend

The dividends paid on common shares in 2014 and 2013 were $3,110 million ($2.56 per share) and $2,858 million ($2.39 per share), respectively. The Board of Directors approved a quarterly dividend of 66 cents per common share at its meeting on December 4, 2014. This quarterly dividend applies to shareholders of record as of January 6, 2015, and is payable January 28, 2015.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange approved its normal course issuer bid (the “bid”) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases. During the year ended October 31, 2014, the Bank repurchased and cancelled 4.5 million common shares under this bid at an average price of $71.04 per share for a total amount of approximately $320 million.

27	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2014		2013
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 13(a)	–	$–	12,000,000	$300
Series 14(b)(c)	13,800,000	345	13,800,000	345
Series 15(b)(d)	13,800,000	345	13,800,000	345
Series 16(b)(e)	13,800,000	345	13,800,000	345
Series 17(b)(f)	9,200,000	230	9,200,000	230
Series 18(b)(g)	7,497,663	187	7,497,663	187
Series 19(b)(g)	6,302,337	158	6,302,337	158
Series 20(b)(h)	8,039,268	201	8,039,268	201
Series 21(b)(h)	5,960,732	149	5,960,732	149
Series 22(b)(i)	9,376,944	234	12,000,000	300
Series 23(b)(i)	2,623,056	66	–	–
Series 24(j)	–	–	10,000,000	250
Series 26(k)	–	–	13,000,000	325
Series 28(l)	–	–	11,000,000	275
Series 30(b)(m)	10,600,000	265	10,600,000	265
Series 32(b)(n)	16,345,767	409	16,345,767	409
Total preferred shares	117,345,767	$2,934	163,345,767	$4,084

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate	Redemption date	Redemption price
Preferred shares
Series 13(a)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	July 29, 2014	25.00
Series 14(c)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 28, 2014 to April 27, 2015	25.50
Series 15(d)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 29, 2014 to July 28, 2015	25.50
Series 16(e)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2014 to January 27, 2015	25.75
Series 17(f)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 28, 2014 to April 27, 2015	25.75
Series 18(g)	0.209375	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2018	25.00
Series 19(g)	0.185500	April 26, 2013	25.00	0.189250	July 29, 2013	2.05%	April 26, 2013 to April 26, 2018	25.50
Series 20(h)	0.225625	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2018	25.00
Series 21(h)	0.163625	October 26, 2013	25.00	0.167875	January 29, 2014	1.70%	October 26, 2013 to October 26, 2018	25.50
Series 22(i)	0.239375	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2019	25.00
Series 23(i)	0.174875	January 26, 2014	25.00	0.173875	April 28, 2014	1.88%	January 26, 2014 to January 26, 2019	25.50
Series 24(j)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(k)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(l)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(m)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(n)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

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CONSOLIDATED FINANCIAL STATEMENTS

(a)	Series 13 Non-cumulative Preferred Shares were redeemed on July 29, 2014 at $25.00 per share, together with declared and unpaid dividends.
(b)	Non-cumulative preferential cash dividends on Series 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 31 or 33 preferred shares.
(c)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2014 and ending April 27, 2015, at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption and $25.25 per share if redeemed during the period commencing April 28, 2015 until April 26, 2016, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 29, 2014 and ending July 28, 2015, at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption and $25.25 per share if redeemed during the period commencing July 29, 2015 until July 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing January 29, 2014 and ending January 27, 2015 at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption at $25.50 per share if redeemed during the period commencing January 28, 2015 and ending January 26, 2016, and $25.25 per share if redeemed during the period commencing January 27, 2016 until January 26, 2017, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2014 and ending April 27, 2015 at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption at $25.50 per share if redeemed during the period commencing April 28, 2015 and ending April 26, 2016, and $25.25 per share if redeemed during the period commencing April 27, 2016 until April 25, 2017, following which no redemption premium is payable.
(g)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2018 and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 19 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2018 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after April 26, 2013.
(h)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2018, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2018, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 21 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on October 26, 2018 and on October 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after October 26, 2013.
(i)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2019, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 23 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on January 26, 2019 and on January 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after January 26, 2014.
(j)	Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares were redeemed on January 26, 2014, at $25.00 per share, together with all declared and unpaid dividends.
(k)	Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares were redeemed on April 26, 2014, at $25.00 per share, together with all declared and unpaid dividends.
(l)	Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares were redeemed on April 26, 2014, at $25.00 per share, together with all declared and unpaid dividends.
(m)

Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

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CONSOLIDATED FINANCIAL STATEMENTS

(n)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

28	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA)

related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets (RWA) of 0.57, 0.65 and 0.77 were used for Common Equity Tier 1 (CET1) capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total Capital ratio will be 10.5%.

OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013. In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S., European portfolios and for a significant portion of international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a Leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage Ratio framework. Revisions to the framework related primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: lower credit conversion factors for certain off-balance sheet commitments; further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the existing Assets-to-Capital Multiple (ACM), effective Q1 2015. Institutions will be expected to maintain a material operating buffer above the 3% minimum. The Bank expects to meet OSFI’s authorized Leverage ratio. Disclosure in accordance with OSFI’s September 2014 Public Disclosure Requirements related to Basel III Leverage Ratio will be made commencing Q1 2015.

The Bank’s Common Equity Tier 1, Tier 1 and Total Capital are composed of the following:

2014	2013(1)
As at October 31 ($ millions)	All-in	Transitional	All-in	Transitional
Total Common Equity	$44,965	$44,965	$40,569	$40,569
Qualifying non-controlling interests in common equity of subsidiaries	514	–	479	–
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(2)	(10,482)	–	(9,772)	–
Threshold related deductions	(305)	–	(3,630)	–
Net deferred tax assets (excluding those arising from temporary differences)	(620)	–	(752)	–
Other Common Equity Tier 1 adjustments(3)	(330)	(3,253)	(535)	(2,548)
Common Equity Tier 1 Capital	$33,742	$41,712	$26,359	$38,021
Preferred Shares(4)	2,934	2,934	4,084	4,084
Capital instrument liabilities – trust securities(4)	1,400	1,400	1,400	1,400
Other Tier 1 capital adjustments(5)	(3)	(4,334)	71	(5,484)
Net Tier 1 Capital	$38,073	$41,712	$31,914	$38,021
Subordinated debentures, net of amortization(4)	4,871	4,871	5,841	5,841
Other Tier 2 capital adjustments(5)	648	517	1,086	(504)
Total regulatory capital	$43,592	$47,100	$38,841	$43,358
CET1 risk-weighted assets(6)	$312,473	$319,936	$288,246	$293,252
Tier 1 risk-weighted assets(6)	313,263	319,936	288,246	293,252
Total risk-weighted assets(6)	$314,449	$319,936	$288,246	$293,252
Capital ratios
Common Equity Tier 1 Capital ratio	10.8%	13.0%	9.1%	13.0%
Tier 1 capital ratio	12.2%	13.0%	11.1%	13.0%
Total capital ratio	13.9%	14.7%	13.5%	14.8%
Assets to capital multiple(7)	17.1	x	17.1	x	17.1	x	17.1	x
(1)	Capital measures for 2013 have not been restated for the new and amended IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(3)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (20% in 2014; 0% in 2013) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(5)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries; in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(6)	For 2014, the CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(7)	As prescribed by OSFI, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital targets as at October 31, 2014. OSFI has also prescribed a maximum assets to capital leverage multiple and the Bank was in compliance with this threshold as at October 31, 2014.

29	Share-based payments

(a)	Stock option plans

The Bank grants stock options, tandem stock appreciation rights (Tandem SARs) and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 93.7 million common shares have been issued as

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CONSOLIDATED FINANCIAL STATEMENTS

a result of the exercise of options and 22.8 million common shares are committed under outstanding options, leaving 12.6 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 3, 2014 to December 9, 2023.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between December 3, 2004 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2014, 363,775 Tandem SARs were outstanding (2013 – 643,851).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2014 was $7 million (2013 – $11 million). The corresponding intrinsic value of this liability as at October 31, 2014 was $8 million (2013 – $12 million).

In 2014, a benefit of $1 million (2013 – $2 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payments of $5 million (2013 –$15 million).

Renouncement of Tandem SARs

During the year, no employees voluntarily renounced Tandem SARs. In 2013, employees voluntarily renounced 2,835,008 Tandem SARs, while retaining their corresponding option for shares. As these renouncements are not considered to be modifications of stock options under IFRS, no revaluation takes place, and the related accrued liability of $36 million for 2013 and deferred tax asset of $10 million for 2013 were reclassified to equity – other reserves. The remaining outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SARs features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2014 was $184 million (2013 – $180 million).

In 2014, an expense of $30 million (2013 – $34 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2014, future unrecognized compensation cost for non-vested stock options was $8 million (2013 – $9 million) which is to be recognized over a weighted-average period of 1.71 years (2013 – 1.58 years).

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2014, 233,120 SARs were granted (2013 – 296,824) and as at October 31, 2014, 1,852,484 SARs were outstanding (2013 – 2,007,718), of which 1,744,867 SARs were vested (2013 – 1,896,242).

The share-based payment liability recognized for vested SARs as at October 31, 2014 was $27 million (2013 – $27 million). The corresponding intrinsic value of this liability as at October 31, 2014 was $31 million (2013 – $29 million).

In 2014, a benefit of $1 million (2013 – benefit of $3 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $14 million (2013 – $17 million).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features, were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2014	2013
Assumptions
Risk-free interest rate%	0.98% – 1.40%	1.06% – 1.58%
Expected dividend yield	3.70%	3.70%
Expected price volatility	15.12% – 22.82%	13.54% – 25.58%
Expected life of option	0.05 – 4.35 years	0.02 – 4.33 years
Fair value
Weighted-average fair value	$16.45	$14.81

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2014 and 2013 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2014 Grant	2013 Grant
Assumptions
Risk-free interest rate %	2.02%	1.74%
Expected dividend yield	3.65%	3.84%
Expected price volatility	21.45%	23.58%
Expected life of option	6.07 years	6.23 years
Fair value
Weighted-average fair value	$8.85	$8.15

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2014		2013
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	23,609	$49.09	23,111	$46.30
Granted(2)	3,242	63.98	3,982	55.63
Exercised as options	(3,342)	45.31	(3,390)	37.90
Exercised as Tandem SARs	(50)	44.35	(36)	30.67
Forfeited(2)	(104)	54.78	(51)	51.68
Expired(2)	–	–	(7)	53.42
Outstanding at end of year(3)	23,355	$51.68	23,609	$49.09
Exercisable at end of year(4)	14,344	$48.08	13,825	$46.25
Available for grant	12,731		15,819

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CONSOLIDATED FINANCIAL STATEMENTS

	Options Outstanding			Options Exercisable
As at October 31, 2014	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$27.24 to $33.89	2,605	4.05	$33.82	2,605	$33.82
$38.19 to $46.02	885	0.94	$44.86	873	$44.94
$47.39 to $52.00	7,663	5.55	$49.39	5,813	$49.21
$52.57 to $63.98	12,202	7.14	$57.43	5,053	$54.67
	23,355	6.04	$51.68	14,344	$48.08

(1)	Excludes SARs.
(2)	Excludes renouncement of Tandem SARs by employees while retaining their corresponding option for shares.
(3)	Includes outstanding options of 363,775 Tandem SARs (2013 – 643,851) and 578,672 options originally issued under HollisWealth plans (2013 – 712,714).
(4)	Includes exercisable options of 363,775 Tandem SARs (2013 – 643,851) and 416,517 options originally issued under HollisWealth plans (2013 – 370,922).

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2014, the Bank’s contributions totalled $30 million (2013 – $30 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2014, an aggregate of 19 million common shares were held under the employee share ownership plans (2013 – 20 million). The shares in the employee share ownerships plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2014, an aggregate expense of $242 million (2013 – $192 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $92 million (2013 – $144 million).

As at October 31, 2014, the share-based payment liability recognized for vested awards under these plans was $901 million (2013 –$840 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2014, there were 1,600,374 units awarded and outstanding of which

1,600,374 units were vested (2013 – 1,887,092).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2014, there were 333,315 units outstanding (2013 – 358,859).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2014, there were 2,346,330 units (2013 –2,337,448) awarded and outstanding of which 1,659,401 were vested (2013 –1,581,071).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2014, there were 9,409,639 units (2013 – 9,570,495) outstanding subject to performance criteria, of which 8,011,356 units were vested (2013 – 7,872,540).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking & Markets employees (which is accrued and expensed in the year to which it relates) is allocated to qualifying employees in the form of units. These units are subsequently paid in cash to the employees over each of the following three years. Changes

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CONSOLIDATED FINANCIAL STATEMENTS

in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in the salaries and employee benefits expense in the Consolidated Statement of Income.

(d)	Share Bonus and Retention Award Plans

Prior to the acquisition of HollisWealth and related entities (formerly DundeeWealth) on February 1, 2011, HollisWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of HollisWealth to be issued from treasury or purchased in the market. At the time of the acquisition of HollisWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2014, there were 21,739 (2013 – 40,950) share bonus awards outstanding from the HollisWealth share bonus plans. During 2014, 17,615 common shares were issued from treasury for these plans (2013 – 35,114) and 1,596 awards were forfeited (2013 – 3,038). Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of HollisWealth, HollisWealth had established share-based retention award plans whereby HollisWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of HollisWealth, the retention awards were converted to Bank common shares, other securities and cash. As at October 31, 2014 there were nil (2013 – 133,318) Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards. As at October 31, 2014, the amount recorded in equity-other reserves for vested awards for these plans was $5 million (2013 – $13 million). In 2014, no expense and no future unrecognized compensation costs were recognized. In 2013, an expense of $2 million was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2013, future unrecognized compensation costs for non-vested share bonus retention awards was $1 million, which is to be recognized over a weighted-average period of 0.97 years.

30	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$565	$460	$94
Provincial	423	376	200
Adjustments related to prior periods	(70)	(8)	12
Foreign	865	856	784
Adjustments related to prior periods	(3)	(13)	(21)
	1,780	1,671	1,069

Deferred income taxes:
Domestic:
Federal	141	38	290
Provincial	66	27	182
Foreign	15	1	27
	222	66	499
Total provision for income taxes in the Consolidated Statement of Income	$2,002	$1,737	$1,568

Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(248)	$(99)	$(47)
Deferred income taxes	(174)	207	(265)
	(422)	108	(312)

Reported in:
Other Comprehensive Income	(432)	94	(330)
Retained earnings	4	(3)	–
Common shares	1	5	(2)
Other reserves	5	12	20
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(422)	108	(312)
Total provision for income taxes	$1,580	$1,845	$1,256

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$163	$118	$559
Deferred tax expense (benefit) of tax rate changes	–	(5)	(41)
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	59	(47)	(19)
	$222	$66	$499
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2014		2013(1)		2012(1)
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,439	26.2%	$2,185	26.2%	$2,099	26.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(177)	(1.9)	(250)	(3.0)	(229)	(2.9)
Tax-exempt income from securities	(212)	(2.3)	(214)	(2.6)	(185)	(2.3)
Deferred income tax effect of substantively enacted tax rate changes	–	–	(5)	(0.1)	(41)	(0.5)
Other, net	(48)	(0.5)	21	0.3	(76)	(1.0)
Total income taxes and effective tax rate	$2,002	21.5%	$1,737	20.8%	$1,568	19.7%
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

In 2014, the statutory tax rate remained consistent with 2013. The change in the statutory tax rates between 2013 and 2012 was primarily due to the reduction in the Canadian federal and provincial tax rates.

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2014	2013(1)	2014	2013(1)
Deferred tax assets:
Loss carryforwards	$138	$46	$620	$756
Allowance for credit losses	(63)	(33)	669	600
Deferred compensation	(45)	18	254	228
Deferred income	(6)	3	282	239
Property and equipment	92	(27)	91	164
Pension and other post-retirement benefits	(2)	31	683	533
Securities	144	7	145	186
Other	46	111	290	379
Total deferred tax assets	$304	$156	$3,034	$3,085
Deferred tax liabilities:
Deferred income	$6	$37	$75	$61
Property and equipment	13	13	64	56
Pension and other post-retirement benefits	38	35	132	108
Securities	9	(43)	60	62
Intangible assets	33	(16)	881	932
Other	(17)	64	513	519
Total deferred tax liabilities	$82	$90	$1,725	$1,738
Net deferred tax assets (liabilities)(2)	$222	$66	$1,309	$1,347
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

(2)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,309 (2013 – $1,347) are represented by deferred tax assets of $1,763 (2013 – $1,938), and deferred tax liabilities of $454 (2013 – $591) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2014	2013(1)
Balance at beginning of year	$1,347	$1,707
Deferred tax benefit (expense) for the year recorded in income	(222)	(66)
Deferred tax benefit (expense) for the year recorded in equity	174	(207)
Acquired in business combinations	–	(52)
Other	10	(35)
Balance at end of year	$1,309	$1,347
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $338 million (2013 – $279 million). The amount related to unrecognized tax losses is $38 million, which will expire as follows: $20 million in 2018 and beyond and $18 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $1 million (2013 – $49 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

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Deferred tax liabilities are not required to be recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. At the end of the year taxable temporary differences of $38.7 billion (2013 – $32.7 billion) related to the Bank’s investment in subsidiaries were not recognized as deferred tax liabilities in line with these requirements.

31	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, the US, Mexico, the UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statute.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, a defined benefit pension plan. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to ensure compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

—

The Human Resources Committee (HRC) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HRC also reviews and recommends any amendments to the SPP to the Board of Directors.

—

PAIC is responsible for recommending the investment policy to the HRC, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.

—

The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment management firms. PAIC and the MTC both have representation from independent members on the committees.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2013. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, the US, Mexico, Uruguay, the UK, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans are based on a number of assumptions. The most significant assumption is the discount rate, which is set by reference to the yields on high quality corporate bonds with durations that match the defined benefit obligations. This discount rate must also be used to determine the annual benefit expense. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

—	there is a decline in discount rates; and/or
—	plan assets returns are less than expected; and/or
—	plan members live longer than expected; and/or
—	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

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CONSOLIDATED FINANCIAL STATEMENTS

a) Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2014	SPP	Other	International	Canada	International
Percentage of total benefit obligations	73%	10%	17%	64%	36%
Percentage of total plan assets	77%	5%	18%	21%	79%
Percentage of total benefit expense	78%	18%	4%	60%	40%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2013	SPP	Other	International	Canada	International
Percentage of total benefit obligations	74%	10%	16%	67%	33%
Percentage of total plan assets	77%	5%	18%	30%	70%
Percentage of total benefit expense	76%	14%	10%	61%	39%

b) Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2014, and the two prior years.

Contributions to the principal plans for the year ended October 31 ($ millions)	2014	2013	2012
Defined benefit pension plans (cash contributions to fund the plans, including paying benefits to beneficiaries under the unfunded pension arrangements)
– SPP	$268	$331	$252
– All other plans	75	72	86
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	46	59	56
Defined contribution pension plans (cash contributions)	21	19	13
Total contributions(1)	$410	$481	$407

(1)	Based on preliminary estimates, the Bank expects to make contributions of $243 to the SPP, $57 to all other defined benefit pension plans, $44 to other benefit plans and $21 to defined contribution plans for the year ending October 31, 2015.

c) Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2014	2013	2012	2014	2013	2012
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$376	$342	$339	$1,201	$1,121	$1,132
Benefit obligation of plans that are wholly or partly funded	7,571	6,598	6,339	418	389	369

Funded Status
Benefit obligation of plans that are wholly or partly funded	$7,571	$6,598	$6,339	$418	$389	$369
Fair value of assets	7,323	6,647	5,607	341	332	311
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$(248)	$49	$(732)	$(77)	$(57)	$(58)
Benefit obligation of plans that are wholly unfunded	$376	$342	$339	$1,201	$1,121	$1,132
Excess (deficit) of fair value of assets over total benefit obligation	$(624)	$(293)	$(1,071)	$(1,278)	$(1,178)	$(1,190)
Effect of asset limitation and minimum funding requirement	(76)	(77)	(130)	–	–	–
Net asset (liability) at end of year	$(700)	$(370)	$(1,201)	$(1,278)	$(1,178)	$(1,190)

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d) Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2014	2013	2012	2014	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$6,940	$6,678	$5,434	$1,510	$1,501	$1,405
Current service cost	262	247	183	41	45	63
Interest cost on benefit obligation	342	314	313	84	75	81
Employee contributions	21	18	17	–	–	–
Benefits paid	(393)	(397)	(345)	(66)	(61)	(59)
Actuarial loss (gain)	731	62	1,063	35	(68)	34
Past service cost	(19)	–	19	7	3	(24)
Settlements	–	–	–	(23)	–	–
Foreign exchange	63	18	(6)	31	15	1
Benefit obligation at end of year	$7,947	$6,940	$6,678	$1,619	$1,510	$1,501

Change in fair value of assets
Fair value of assets at beginning of year	$6,647	$5,607	$5,213	$332	$311	$286
Interest income on fair value of assets	334	276	311	25	21	22
Return on plan assets in excess of interest income on fair value of assets	310	747	93	11	(8)	2
Employer contributions	343	403	338	46	59	56
Employee contributions	21	18	17	–	–	–
Benefits paid	(393)	(397)	(345)	(66)	(61)	(59)
Settlements	–	–	–	(18)	–	–
Foreign exchange	61	(7)	(20)	11	10	4
Fair value of assets at end of year	$7,323	$6,647	$5,607	$341	$332	$311

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$(624)	$(293)	$(1,071)	$(1,278)	$(1,178)	$(1,190)
Effect of asset limitation and minimum funding requirement(1)	(76)	(77)	(130)	–	–	–
Net asset (liability) at end of year	$(700)	$(370)	$(1,201)	$(1,278)	$(1,178)	$(1,190)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	$117	$132	$89	$–	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(817)	(502)	(1,290)	(1,278)	(1,178)	(1,190)
Net asset (liability) at end of year	$(700)	$(370)	$(1,201)	$(1,278)	$(1,178)	$(1,190)

Annual benefit expense
Current service cost	$262	$247	$183	$41	$45	$63
Net interest expense (income)	15	50	15	59	54	59
Past service costs	(19)	–	19	7	3	(24)
Amount of settlement (gain) loss recognized	–	–	–	(5)	–	–
Remeasurement of other long-term benefits	–	–	–	5	(24)	(37)
Benefit expense (income) recorded in the Consolidated Statement of Income	$258	$297	$217	$107	$78	$61

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	$(310)	$(747)	$(93)	$(8)	$10	$(3)
Actuarial loss (gain) on benefit obligation	731	62	1,063	27	(46)	70
Change in the asset limitation and minimum funding requirement	(8)	(53)	(13)	–	–	–
Remeasurements recorded in OCI	$413	$(738)	$957	$19	$(36)	$67
Defined contribution benefit expense	21	19	13	–	–	–
Total benefit cost	$692	$(422)	$1,187	$126	$42	$128

Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets	$644	$1,023	$404	$36	$13	$24
Actuarial (gains) and losses from changes in demographic assumptions	54	174	141	(26)	32	1
Actuarial (gains) and losses from changes in financial assumptions	645	(201)	894	102	(87)	86
Actuarial (gains) and losses from changes in experience assumptions	32	89	28	(41)	(13)	(53)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	$556	$509	$429	$–	$–	$–
In property occupied by Scotiabank	4	4	3	–	–	–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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CONSOLIDATED FINANCIAL STATEMENTS

e) Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2014 is 14.7 years (2013 – 14.5 years, 2012 – 17.3 years).

f) Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2014	2013	2012	2014	2013	2012
Benefit obligation at end of year
Discount rate – all plans	4.46%	5.04%	4.80%	5.24%	5.56%	5.00%
Discount rate – Canadian plans only	4.20%	4.80%	4.60%	4.12%	4.80%	4.50%
Rate of increase in future compensation(1)	2.77%	2.84%	2.80%	4.51%	4.49%	4.40%
Benefit expense (income) for the year
Discount rate – all plans	5.04%	4.80%	5.90%	5.56%	5.00%	5.90%
Discount rate – Canadian plans only	4.80%	4.60%	5.70%	4.80%	4.50%	5.50%
Rate of increase in future compensation(1)	2.84%	2.80%	3.30%	4.49%	4.40%	4.60%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.37%	6.51%	6.60%
Ultimate rate	n/a	n/a	n/a	5.02%	4.98%	4.90%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.0	22.4	21.0	23.0	22.4	21.0
Life expectancy at 65 for current pensioners – female	24.2	23.8	23.4	24.2	23.8	23.4
Life expectancy at 65, for future pensioners currently aged 45 – male	24.0	23.3	22.5	24.0	23.3	22.5
Life expectancy at 65, for future pensioners currently aged 45 – female	25.1	24.6	24.2	25.1	24.6	24.2

(1)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

g) Sensitivity analysis

The sensitivity analysis presented below may not represent the actual change in obligation as changes in assumptions may be somewhat correlated. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2014 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,242	$89	$268	$20
0.25% increase in rate of increase in future compensation	88	9	1	–
1% increase in health care cost trend rate	n/a	n/a	155	18
1% decrease in health care cost trend rate	n/a	n/a	(123)	(14)
1 year increase in Canadian life expectancy	115	7	23	1

h) Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are related to programs in Canada and Mexico.

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CONSOLIDATED FINANCIAL STATEMENTS

The tables below shows the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans			Other benefit plans
Asset category %	Actual 2014	Actual 2013	Actual 2012	Actual 2014	Actual 2013	Actual 2012
Cash and cash equivalents	4%	1%	1%	2%	2%	3%

Equity Investments
Quoted in an active market	42%	48%	49%	46%	44%	40%
Non quoted	22%	20%	19%	–%	–%	–%
	64%	68%	68%	46%	44%	40%
Fixed income investments
Quoted in an active market	6%	4%	5%	28%	29%	30%
Non quoted	23%	24%	25%	24%	25%	27%
	29%	28%	30%	52%	54%	57%

Other – Non quoted	3%	3%	1%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%

Target asset allocation at October 31, 2014 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	2%
Equity investments	63%	46%
Fixed income investments	31%	52%
Other	6%	–%
Total	100%	100%

32	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth & Insurance and Global Banking & Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Effective fiscal 2014, the Bank enhanced its funds transfer pricing methodology that is used to allocate interest income and expense to the business lines. The enhancements included a transfer of higher regulatory liquidity costs, and a reduced interest value for certain deposit types. These enhancements result in reducing the net interest cost in the Other segment and reducing the net interest income in the business segments. These changes have no impact on the Bank’s consolidated results. Prior years’ amounts have also been retrospectively adjusted for IFRS changes described starting on page 138. The impact of both these changes on net income attributable to equity holders is presented below:

For the year ended October 31, 2013 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(36)	(13)	(8)	11	3	(43)
Funds transfer pricing methodology changes	(117)	(10)	(57)	(38)	222	–
Total	(153)	(23)	(65)	(27)	225	(43)

For the year ended October 31, 2012 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(29)	2	(6)	(15)	(1)	(49)
Funds transfer pricing methodology changes	(109)	(9)	(44)	(32)	194	–
Total	(138)	(7)	(50)	(47)	193	(49)

Changes to operating segments effective November 1, 2014

In fiscal 2015, the Canadian and International businesses of Global Wealth & Insurance will be included in Canadian Banking and International Banking’s results respectively. As well, certain Asia business activity currently reported in International Banking will be included in Global Banking and Markets. Prior period comparative results will be restated.

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CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

For the year ended October 31, 2014
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income(2)	$5,690	$5,352	$446	$728	$89	$12,305
Net fee and commission revenues	1,672	1,460	3,364	1,522	(281)	7,737
Net income from investments in associated corporations	–	411	156	–	(139)	428
Other operating income	74	300	1,080	1,563	117	3,134
Total revenues	7,436	7,523	5,046	3,813	(214)	23,604
Provision for credit losses	661	1,031	2	9	–	1,703
Depreciation and amortization	151	189	35	55	10	440
Other operating expenses	3,659	4,141	2,692	1,674	(5)	12,161
Provision for income taxes	777	489	440	616	(320)	2,002
Net income	$2,188	$1,673	$1,877	$1,459	$101	$7,298
Net income attributable to non-controlling interests in subsidiaries	–	181	46	–	–	227
Net income attributable to equity holders of the Bank	$2,188	$1,492	$1,831	$1,459	$101	$7,071
Average assets ($ billions)	$280	$139	$15	$283	$79	$796
Average liabilities ($ billions)	$193	$89	$20	$209	$237	$748

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2014 ($354) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

For the year ended October 31, 2013(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$5,419	$4,923	$409	$787	$(188)	$11,350
Net fee and commission revenues	1,507	1,403	2,935	1,268	(196)	6,917
Net income from investments in associated corporations	10	668	230	–	(227)	681
Other operating income	37	427	422	1,525	(60)	2,351
Total revenues	6,973	7,421	3,996	3,580	(671)	21,299
Provision for credit losses	478	781	3	26	–	1,288
Depreciation and amortization	189	205	67	53	6	520
Other operating expenses	3,394	3,933	2,344	1,536	(63)	11,144
Provision for income taxes	761	584	336	510	(454)	1,737
Net income	$2,151	$1,918	$1,246	$1,455	$(160)	$6,610
Net income attributable to non-controlling interests in subsidiaries	–	192	39	–	–	231
Net income attributable to equity holders of the Bank	$2,151	$1,726	$1,207	$1,455	$(160)	$6,379
Average assets ($ billions)	$272	$121	$14	$250	$92	$749
Average liabilities ($ billions)	$186	$78	$17	$189	$236	$706

(1)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4), and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2013 ($312), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

For the year ended October 31, 2012(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$4,610	$4,456	$442	$760	$(298)	$9,970
Net fee and commission revenues	1,477	1,298	2,469	1,218	(216)	6,246
Net income from investments in associated corporations	3	385	209	1	(150)	448
Other operating income	51	346	394	1,525	666	2,982
Total revenues	6,141	6,485	3,514	3,504	2	19,646
Provision for credit losses	506	613	3	30	100	1,252
Depreciation and amortization	148	181	63	53	5	450
Other operating expenses	3,044	3,502	2,013	1,454	(27)	9,986
Provision for income taxes	642	463	315	524	(376)	1,568
Net income	$1,801	$1,726	$1,120	$1,443	$300	$6,390
Net income attributable to non-controlling interests in subsidiaries	3	168	25	–	–	196
Net income attributable to equity holders of the Bank	$1,798	$1,558	$1,095	$1,443	$300	$6,194
Average assets ($ billions)	$225	$109	$14	$219	$92	$659
Average liabilities ($ billions)	$150	$70	$16	$165	$223	$624

(1)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4), and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONSOLIDATED FINANCIAL STATEMENTS

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2014 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$6,219	$440	$1,180	$935	$3,576	$12,350
Net fee and commission revenues	5,282	451	495	454	1,344	8,026
Net income from investments in associated corporations	156	–	–	6	405	567
Other operating income	1,633	359	104	74	917	3,087
Total revenues	13,290	1,250	1,779	1,469	6,242	24,030
Provision for credit losses	662	6	240	267	528	1,703
Operating expenses	6,986	513	1,154	645	3,399	12,697
Provision for income taxes	1,156	237	35	175	497	2,100
	$4,486	$494	$350	$382	$1,818	$7,530
Corporate adjustments						(232)
Net income						$7,298
Net income attributable to non-controlling interests in subsidiaries						227
Net income attributable to equity holders of the Bank						$7,071
Total average assets ($ billions)	$470	$117	$24	$17	$155	$783
Corporate adjustments						13
Total average assets, including corporate adjustments						$796

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2013(2) ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$5,706	$461	$1,048	$895	$3,325	$11,435
Net fee and commission revenues	4,588	459	452	416	1,204	7,119
Net income from investments in associated corporations	239	–	4	5	659	907
Other operating income	904	287	122	72	948	2,333
Total revenues	11,437	1,207	1,626	1,388	6,136	21,794
Provision for credit losses	472	38	130	246	402	1,288
Operating expenses	6,441	464	1,050	628	3,230	11,813
Provision for income taxes	956	190	61	166	510	1,883
	$3,568	$515	$385	$348	$1,994	$6,810
Corporate adjustments						(200)
Net income						$6,610
Net income attributable to non-controlling interests in subsidiaries						231
Net income attributable to equity holders of the Bank						$6,379
Total average assets ($ billions)	$434	$110	$21	$15	$143	$723
Corporate adjustments						26
Total average assets, including corporate adjustments						$749

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
(2)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4) and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

For the year ended October 31, 2012(2) ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,747	$527	$846	$832	$3,127	$10,079
Net fee and commission revenues	4,226	422	416	376	977	6,417
Net income from investments in associated corporations	214	–	3	4	377	598
Other operating income	1,472	275	58	24	986	2,815
Total revenues	10,659	1,224	1,323	1,236	5,467	19,909
Provision for credit losses	515	20	89	180	348	1,152
Operating expenses	5,770	412	857	587	2,914	10,540
Provision for income taxes	856	286	34	156	367	1,699
	$3,518	$506	$343	$313	$1,838	$6,518
Corporate adjustments						(128)
Net income						$6,390
Net income attributable to non-controlling interests in subsidiaries						196
Net income attributable to equity holders of the Bank						$6,194
Total average assets ($ billions)	$378	$91	$20	$12	$131	$632
Corporate adjustments						27
Total average assets, including corporate adjustments						$659

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
(2)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4) and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

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CONSOLIDATED FINANCIAL STATEMENTS

33	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), certain direct reports of the CEO including Group Heads and the Chief Financial Officer.

For the year ended October 31 ($ millions)	2014	2013
Salaries and cash incentives(1)	$17	$20
Equity-based payment(2)	25	34
Pension and other benefits(1)	3	2
Total	$45	$56

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’

Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 29 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2014	2013
Loans	$4	$1
Deposits	$5	$12

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $9.4 million as at October 31, 2014 (2013 – $3.5 million), while actual utilized amounts were $3.4 million (2013 – $1.3 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2014	2013	2012
Net income	$11	$20	$21
Loans	553	511	451
Deposits	223	287	572
Guarantees and commitments	75	58	49

The Bank manages assets of $1.8 billion (October 31, 2013 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earned $4 million (October 31, 2013 – $4 million) in fees.

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34	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2014	2013
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,824	$11,707
Montreal Trust Company of Canada	Montreal, Quebec
Hollis Canadian Bank	Toronto, Ontario	858	822
HollisWealth Inc.	Toronto, Ontario	3,728	3,869
Tangerine Bank	Toronto, Ontario	3,329	3,267
National Trustco Inc.	Toronto, Ontario	538	640
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	49	47
1832 Asset Management L.P.	Toronto, Ontario	810	373
Scotia Capital Inc.	Toronto, Ontario	1,327	1,045
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	357	267
Scotia Life Insurance Company	Toronto, Ontario	174	148
Scotia Mortgage Corporation	Toronto, Ontario	695	589
Scotia Securities Inc.	Toronto, Ontario	16	52

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,271	1,241
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	306	286
The Bank of Nova Scotia International Limited	Nassau, Bahamas	12,731	11,604
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	3,022	2,700
Nova Scotia Inversiones Limitada	Santiago, Chile	2,491	2,452
Scotiabank Chile (99.6%)	Santiago, Chile
Scotia Capital (USA) Inc.(2)	New York, New York
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	435	483
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.(3)	Houston, Texas
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	820	863
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	335	296
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	181	158
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	104	96
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank de Puerto Rico	San Juan, Puerto Rico	1,069	937
Scotiabank El Salvador, S.A. (99.3%)	San Salvador, El Salvador	488	427
Scotiabank Europe plc	London, United Kingdom	2,110	1,996
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	2,784	2,560
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	344	291

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

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CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at				For the year ended
	2014			2013	2014		2013
October 31 ($ millions)	Non-controlling interest %		Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%		$518	$423	$125	$21	$129	$31
Scotia Group Jamaica Limited	28.2%		245	226	31	16	33	16
Scotiabank Trinidad and Tobago Limited	49.1%		294	260	45	30	44	24
Other	0.1% - 49.0%	(2)	255	229	26	9	25	9
Total			$1,312	$1,138	$227	$76	$231	$80

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.
(2)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2014
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$1,009	$237	$11,259	$10,203
Scotia Group Jamaica Limited	340	119	4,157	3,215
Scotiabank Trinidad and Tobago Limited	228	146	3,756	3,015

	As at and for the year ended October 31, 2013
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$917	$263	$10,516	$8,862
Scotia Group Jamaica Limited	350	118	3,902	3,164
Scotiabank Trinidad and Tobago Limited	204	92	3,223	2,684

35	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Banking
Card revenues	$933	$816	$768
Deposit and payment services	1,183	1,122	1,083
Credit fees	1,014	943	897
Other	609	589	439
Total banking revenues	$3,739	$3,470	$3,187
Wealth management
Mutual funds	$1,468	$1,280	$1,125
Brokerage fees	943	848	721
Investment management and trust	383	365	324
Total wealth management revenues	$2,794	$2,493	$2,170
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

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36	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Interest rate and credit	$415	$596	$503
Equities	92	120	115
Commodities	359	338	425
Foreign exchange	208	198	233
Other	40	48	23
Total	$1,114	$1,300	$1,299
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

37	Earnings per share

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Basic earnings per common share
Net income attributable to common shareholders	$6,916	$6,162	$5,974
Average number of common shares outstanding (millions)	1,214	1,195	1,133
Basic earnings per common share(2) (in dollars)	$5.69	$5.15	$5.27
Diluted earnings per common share
Net income attributable to common shareholders	$6,916	$6,162	$5,974
Adjustments to net income due to:(3)
Capital instruments	–	18	54
Share-based payment options and others	8	3	(21)
Adjusted income attributable to common shareholders	$6,924	$6,183	$6,007
Average number of common shares outstanding (millions)	1,214	1,195	1,133
Adjustments to average shares due to:(3) (millions)
Capital instruments	–	8	23
Share-based payment options and others	8	6	4
Average number of diluted common shares outstanding (millions)	1,222	1,209	1,160
Diluted earnings per common share(2) (in dollars)	$5.66	$5.11	$5.18
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain grants of tandem stock appreciation rights or options that the Bank may settle at its own discretion by issuing common shares in relation to non-controlling interest and additional interest in an associated company are not included in the calculation of diluted earnings per share as they were anti-dilutive.

The calculation of diluted earnings per share for 2013 and 2012 includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of these instruments was nil (2013 – $0.02; 2012 – $0.06). The calculation also includes the dilutive impact of share-based payment options, Tandem SARs, and other options. The impact of these instruments was $0.03 (2013 – $0.02; 2012 – $0.03).

During the year, no Tandem SARs were voluntarily renounced by employees (2013 – 2,835,008) (refer to Note 29). The impact of the renouncement in 2013 was not material to the diluted earnings per share.

38	Guarantees and commitments

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2014	2013
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 26,024	$ 24,201
Liquidity facilities	4,125	4,411
Derivative instruments	6,303	5,705
Indemnifications	578	557

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary against presentation of a documentary demand conforming with the terms and conditions specified therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2014, $4 million (2013 – $3 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $4,125 million (2013 – $4,411 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 100% (2013 – 94%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2014, $515 million (2013 – $234 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2014, $3 million (2013 – $3 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2014	2013(1)
Commercial letters of credit	$1,113	$1,801
Commitments to extend credit(2)
Original term to maturity of one year or less	53,236	44,312
Original term to maturity of more than one year	83,981	74,472
Securities lending	37,110	25,609
Securities purchase and other commitments	720	855
Total	$176,160	$147,049

(1)	2013 has been restated for presentation purposes.
(2)	Includes liquidity facilities, net of credit enhancements.

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(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2014	2013(1)
Assets pledged to:
Bank of Canada(2)	$25	$25
Foreign governments and central banks(2)	1,340	685
Clearing systems, payment systems and depositories(2)	1,207	1,069
Assets pledged in relation to exchange-traded derivative transactions	1,925	1,507
Assets pledged as collateral related to securities borrowed, and securities lent	82,888	54,917
Assets pledged in relation to over-the-counter derivative transactions	6,895	5,773
Assets pledged in relation to covered bond program (Note 16)	18,764	14,197
Assets pledged under CMHC programs (Note 15)	20,394	26,992
Other	4,029	3,605
Total assets pledged	$137,467	$108,770
Obligations related to securities sold under repurchase agreements	80,335	68,868
Total(3)	$217,802	$177,638

(1)	Prior period amounts have been restated to conform with current period presentation.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(3)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

39	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2013:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 10(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the advanced internal ratings based approach

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CONSOLIDATED FINANCIAL STATEMENTS

(AIRB) for all material Canadian, U.S., European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2014				2013
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$89,287	$43,395	$58,768	$191,450	$169,243
Bank	23,360	10,895	19,598	53,853	59,771
Sovereign	154,381	1,349	4,805	160,535	159,113
	267,028	55,639	83,171	405,838	388,127
Standardized portfolio
Corporate	41,334	3,687	2,639	47,660	43,044
Bank	2,523	59	99	2,681	2,854
Sovereign	5,172	3	–	5,175	5,667
	49,029	3,749	2,738	55,516	51,565
Total non-retail	$316,057	$59,388	$85,909	$461,354	$439,692
Retail(4)
AIRB portfolio
Real estate secured	$123,033	$12,209	$–	$135,242	$133,276
Qualifying revolving	16,011	16,196	–	32,207	28,074
Other retail	24,325	659	–	24,984	20,746
	163,369	29,064	–	192,433	182,096
Standardized portfolio
Real estate secured	23,977	–	–	23,977	21,186
Other retail	22,755	–	–	22,755	20,488
	46,732	–	–	46,732	41,674
Total retail	$210,101	$29,064	$–	$239,165	$223,770
Total	$526,158	$88,452	$85,909	$700,519	$663,462
By geography(5)
Canada	$315,950	$55,799	$33,969	$405,718	$390,613
United States	64,690	19,436	32,843	116,969	104,366
Mexico	19,436	307	1,032	20,775	17,859
Other International
Europe	13,962	5,787	9,522	29,271	30,072
Caribbean	31,666	1,382	1,519	34,567	34,034
Latin America (excluding Mexico)	50,000	1,918	4,031	55,949	49,559
All other	30,454	3,823	2,993	37,270	36,959
Total	$526,158	$88,452	$85,909	$700,519	$663,462

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Non-retail drawn includes loans, acceptances, deposits with banks and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(3)	Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations including first loss protection of $154 (October 31, 2013 - $304), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.
(4)	During the year, the Bank implemented new retail probability of default (PD), exposure at default (EAD) and loss given default (LGD) models for credit-cards, lines of credit and real estate secured revolving credit.
(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table on page 192 of these financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the balance sheet. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included on the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn(1)		Other Exposures				Market Risk Exposures
As at October 31, 2014 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$54,774	$–	$–	$–	$–	$–	$–	$–	$1,956	$56,730
Precious metals	–	–	–	–	–	–	–	7,286	–	7,286
Trading assets
Securities	–	–	–	–	–	–	–	95,363	–	95,363
Loans	8,465	–	–	–	–	–	8,465	6,043	–	14,508
Other	–	–	–	–	–	–	–	3,377	–	3,377
Financial assets designated at fair value through profit or loss	72	–	–	–	–	39	–	–	–	111
Securities purchased under resale agreements and securities borrowed	–	–	–	93,866	–	–	–	–	–	93,866
Derivative financial instruments	–	–	–	–	33,439	–	31,405	–	–	33,439
Investment securities	33,417	–	–	–	–	4,230	–	–	1,015	38,662
Loans:
Residential mortgages(2)	84,973	127,543	–	–	–	–	–	–	132	212,648
Personal and credit cards	–	82,417	1,776	–	–	–	–	–	11	84,204
Business & government	124,800	–	6,277	–	–	–	–	–	21	131,098
Allowances for credit losses(3)	(861)	–	–	–	–	–	–	–	(2,780)	(3,641)
Customers’ liability under acceptances	9,876	–	–	–	–	–	–	–	–	9,876
Property and equipment	–	–	–	–	–	–	–	–	2,272	2,272
Investment in associates	–	–	–	–	–	–	–	–	3,461	3,461
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	10,884	10,884
Other (including Deferred tax assets)	539	142	–	–	–	–	–	–	10,841	11,522
Total	$316,055	$210,102	$8,053	$93,866	$33,439	$4,269	$39,870	$112,069	$27,813	$805,666

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $83.4 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

	Credit Risk Exposures						Other Exposures
	Drawn(1)		Other Exposures				Market Risk Exposures
As at October 31, 2013 ($ millions)(4)(5)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$51,274	$–	$–	$–	$–	$–	$–	$–	$2,064	$53,338
Precious metals	–	–	–	–	–	–	–	8,880	–	8,880
Trading assets
Securities	–	–	–	–	–	–	–	84,195	1	84,196
Loans	7,812	–	–	–	–	–	7,812	3,413	–	11,225
Other	–	–	–	–	–	–	–	1,068	–	1,068
Financial assets designated at fair value through profit or loss	69	–	–	–	–	37	–	–	–	106
Securities purchased under resale agreements and securities borrowed	–	–	–	82,533	–	–	–	–	–	82,533
Derivative financial instruments	–	–	–	–	24,503	–	23,147	–	–	24,503
Investment securities	29,309	–	225	–	–	3,691	–	–	1,094	34,319
Loans:
Residential mortgages(2)	86,729	123,039	–	–	–	–	–	–	97	209,865
Personal and credit cards	–	74,068	1,933	–	–	–	–	–	7	76,008
Business & government	113,570	–	5,811	201	–	–	–	–	33	119,615
Allowances for credit losses(3)	(774)	–	–	–	–	–	–	–	(2,499)	(3,273)
Customers’ liability under acceptances	10,556	–	–	–	–	–	–	–	–	10,556
Property and equipment	–	–	–	–	–	–	–	–	2,214	2,214
Investment in associates	–	–	–	–	–	–	–	–	5,326	5,326
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	10,704	10,704
Other (including Deferred tax assets)	1,741	172	–	–	–	–	–	–	10,548	12,461
Total	$300,286	$197,279	$7,969	$82,734	$24,503	$3,728	$30,959	$97,556	$29,589	$743,644

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $86.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.
(4)	Certain prior period amounts have been retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(5)	Prior period amounts have been reclassified to conform with current period presentation.

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(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2014, and October 31, 2013, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2013.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0595%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0595% – 0.1563%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0654% – 0.1681%
BBB+	Baa1	BBB (high)		87	0.1004% – 0.2595%
BBB	Baa2	BBB		85	0.1472% – 0.3723%
BBB-	Baa3	BBB (low)		83	0.2156% – 0.5342%
BB+	Ba1	BB (high)		80	0.3378% – 0.5929%
BB	Ba2	BB		77	0.5293% – 0.6582%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.6582% – 0.8292%
B+	B1	B (high)		73	0.8292% – 1.6352%
B to B-	B2 to B3	B to B (low)		70	1.6352% – 3.0890%
CCC+	Caa1	–		65	3.0890% – 10.8179%
CCC	Caa2	–	Watch list	60	10.8179% – 20.6759%
CCC- to CC	Caa3 to Ca	–		40	20.6759% – 37.0263%
–	–	–		30	37.0263% – 60.8493%
Default			Default	27 – 21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2014				2013
		Exposure at Default(1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	99 – 98	$55,401	$1,186	$13,335	$69,922	$63,434
	95	13,083	7,923	18,964	39,970	41,649
	90	16,170	9,845	18,079	44,094	40,705
	87	15,072	9,233	8,907	33,212	26,808
	85	15,579	7,900	7,092	30,571	32,495
	83	17,738	7,256	6,439	31,433	30,065
Non-Investment grade	80	17,803	6,202	3,170	27,175	26,564
	77	11,564	2,758	1,996	16,318	14,466
	75	10,516	2,222	3,840	16,578	13,446
	73	3,826	758	639	5,223	4,336
	70	4,018	178	360	4,556	3,774
Watch list	65	613	78	124	815	1,030
	60	413	43	44	500	591
	40	769	30	17	816	706
	30	36	–	1	37	11
Default	27 – 21	981	27	10	1,018	1,527
Total, excluding residential mortgages		$183,582	$55,639	$83,017	$322,238	$301,607
Government guaranteed residential mortgages(3)		83,446	–	–	83,446	86,216
Total		$267,028	$55,639	$83,017	$405,684	$387,823
(1)	After credit risk mitigation.
(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, excluding first loss protection of $154 (October 31, 2013 – $304), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2014 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $56 billion (October 31, 2013 – $52 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies. The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2014, 52% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 54%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

As at October 31 ($ millions)	2014						2013
	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$19,450	$–	$6,376	$406	$26,232	$16,578
Very Low	0.0500% – 0.1999%	48,891	13,146	6,824	1,268	70,129	87,255
Low	0.2000% – 0.9999%	27,528	11,247	11,036	17,173	66,984	46,058
Medium Low	1.0000% – 2.9999%	3,060	6,235	3,398	3,522	16,215	17,928
Medium	3.0000% – 9.9999%	3,764	–	2,259	1,930	7,953	10,669
High	10.0000% – 19.9999%	578	348	1,380	1	2,307	934
Extremely High	20.0000% – 99.9999%	434	298	709	528	1,969	2,077
Default	100%	213	50	225	156	644	597
Total		$103,918	$31,324	$32,207	$24,984	$192,433	$182,096
(1)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $47 billion as at October 31, 2014 (October 31, 2013 – $42 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized exposures, $24 billion (October 31, 2013 –$21 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
–	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2014, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $114 billion

(October 31, 2013 – $91 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities lending and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 38(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2014 was $353 million (October 31, 2013 – $374 million) mainly comprised of real estate and were classified as either held for sale or held for use as appropriate.

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

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The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2014 and October 31, 2013, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 10(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Non-trading interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the immediately rate sensitive and within 3 months categories. Consumer behaviour assumptions are used to reclassify certain non-maturity assets and liabilities.

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As at October 31, 2014 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive		Total
Cash and deposits with financial institutions	$38,584	$12,365	$134	$3	$–	$5,644		$56,730
Precious metals	–	–	–	–	–	7,286		7,286
Trading assets	–	18,957	8,825	21,252	20,652	43,562		113,248
Financial instruments designated at fair value through profit or loss	–	–	12	60	–	39		111
Securities purchased under resale agreements and securities borrowed	24,816	42,495	6,885	1,118	–	18,552		93,866
Investment securities	–	11,496	6,476	13,863	3,073	3,754	(2)	38,662
Loans	20,064	191,325	50,287	145,056	16,093	1,484	(3)	424,309
Other assets	–	–	–	–	–	71,454	(4)	71,454
Total assets	$83,464	$276,638	$72,619	$181,352	$39,818	$151,775		$805,666
Deposits	$76,514	$280,776	$70,150	$86,855	$13,238	$26,484		$554,017
Financial instruments designated at fair value through profit or loss	–	197	84	101	83	–		465
Obligations related to securities sold short	29	164	1,441	11,557	10,925	2,934		27,050
Obligations related to securities sold under repurchase agreements and securities lent	45,254	30,721	6,950	–	–	6,028		88,953
Subordinated debentures	–	–	160	4,447	264	–		4,871
Other liabilities	832	2,773	520	2,861	2,904	71,209	(4)	81,099
Equity	–	373	265	2,296	–	46,277	(4)	49,211
Total liabilities and equity	$122,629	$315,004	$79,570	$108,117	$27,414	$152,932		$805,666
On-balance sheet gap	$(39,165)	$(38,366)	$(6,951)	$73,235	$12,404	$(1,157)		$–
Off-balance sheet gap	–	2,236	2,763	(8,482)	2,816	667		–
Interest rate sensitivity gap based on contractual repricing	$(39,165)	$(36,130)	$(4,188)	$64,753	$15,220	$(490)		$–
Adjustment to expected repricing	85,371	20,559	(16,697)	(55,415)	(6,511)	(27,307)		–
Total interest rate sensitivity gap	$46,206	$(15,571)	$(20,885)	$9,338	$8,709	$(27,797)		$–

As at October 31, 2013 ($ millions)
Total interest rate sensitivity gap	$41,056	$(24,604)	$(16,147)	$16,487	$6,470	$(23,262)		$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	Represents common shares, preferred shares, and equity accounted investments.
(3)	Includes net impaired loans, less the collective allowance on performing loans.
(4)	Includes non-financial instruments.

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Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2014 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.0%	1.0%	–%	–%	–%	0.4%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	1.9	2.1	2.8	3.1	–	2.6
Financial assets designated at fair value through profit or loss	–	–	5.6	8.4	–	–	7.9
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.6	0.8	–	–	0.6
Investment securities(1)	–	3.0	2.2	1.9	3.4	–	2.5
Loans(2)	4.8	3.9	4.3	4.3	5.9	–	4.2
Deposits(3)	0.9	0.9	1.5	2.3	2.9	–	1.3
Financial liabilities designated at fair value through profit or loss	–	1.7	3.3	–	1.1	–	1.5
Obligations related to securities sold short	0.2	1.3	0.4	1.6	2.9	–	2.1
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.3	1.1	0.3	–	–	–	0.6
Subordinated debentures(3)	–	–	0.5	3.8	8.9	–	4.0	(4)
Other liabilities	2.5	4.1	3.0	4.3	4.4	–	4.1

As at October 31, 2013 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.2%	0.5%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	1.0	1.6	3.0	3.9	–	2.7
Financial assets designated at fair value through profit or loss	–	–	–	7.9	–	–	7.9
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.5	1.2	–	–	0.6
Investment securities(1)	1.5	3.1	2.5	2.3	3.3	–	2.7
Loans(2)	4.5	3.8	4.7	4.2	6.0	–	4.2
Deposits(3)	1.1	0.9	1.7	2.2	3.9	–	1.3
Financial liabilities designated at fair value through profit or loss	–	2.7	2.3	2.7	2.8	–	2.8
Obligations related to securities sold short	–	0.2	0.4	1.9	3.1	–	2.0
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.4	0.3	–	–	–	0.7
Subordinated debentures(3)	–	–	4.4	4.4	3.7	–	4.2	(4)
Other liabilities	2.6	4.0	1.7	4.0	4.5	–	3.7

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 3.7% (2013 – 3.9%).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2014						2013
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$47	$132	$179	$(355)	$(143)	$(498)	$97	$(572)
100 bp decrease(1)	$(47)	$(40)	$(87)	$263	$211	$474	$(64)	$420
200 bp increase	$95	$265	$360	$(780)	$(279)	$(1,059)	$194	$(1,242)
200 bp decrease(1)	$(95)	$(50)	$(145)	$382	$526	$908	$(114)	$691

(1)	Corresponding with the current low interest rate environment, the annual income sensitivity to a decline in rates, for currencies with rates below 1%, is measured using a 25 bp decline. Prior period amounts have been restated to reflect this change.

(ii) Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee (LCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

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The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2014, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $49 million (October 31, 2013 – $47 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2014 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $260 million (October 31, 2013 – $224 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 12.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2014
($ millions)	As at October 31, 2014	Average	High	Low	As at October 31, 2013
Credit spread plus interest rate	$8.6	$13.1	$22.1	$8.2	$10.9
Credit spread	8.1	9.6	12.4	7.6	7.6
Interest rate	4.2	9.3	18.1	4.2	7.4
Equities	2.2	2.6	5.9	1.5	2.5
Foreign exchange	0.9	0.9	1.9	0.4	1.5
Commodities	3.2	2.8	5.5	1.6	3.7
Debt specific	20.4	15.8	22.2	11.1	14.5
Diversification effect	(12.8)	(14.5)	N/A	N/A	(15.9)
All-Bank VaR	$22.5	$20.8	$27.3	$16.0	$17.2
All-Bank stressed VaR	$38.7	$32.9	$40.3	$25.3	$33.1

Below are the market risk capital requirements as at October 31, 2014.

($ millions)
All-Bank VaR	$241
All-Bank stressed VaR	428
Incremental risk charge	396
Comprehensive risk measure (CRM)	130
CRM surcharge	139
Standardized approach	46
Total market risk capital	$1,380	(1)

(1)	Equates to $17.3 billion of risk-weighted assets.

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CONSOLIDATED FINANCIAL STATEMENTS

(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. Operational risk, in some form, exists in each of the

Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

40	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at October 31, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$49,912	$1,312	$398	$125	$715	$125	$394	$2	$11,033		$64,016
Trading assets	5,038	6,068	2,921	2,628	3,051	8,707	16,124	25,143	43,568		113,248
Financial instruments designated at fair value through profit or loss	–	–	–	12	–	60	–	–	39		111
Securities purchased under resale agreement and securities borrowed	71,611	14,251	3,604	2,134	1,148	1,118	–	–	–		93,866
Derivative financial instruments	2,216	2,582	1,430	1,059	1,011	3,559	6,922	14,660	–		33,439
Investment securities	1,846	1,674	2,951	1,740	1,577	10,071	9,805	4,697	4,301		38,662
Loans	25,495	21,343	25,828	27,558	23,305	71,750	155,459	28,112	45,459		424,309
Residential mortgages	2,589	3,983	12,441	15,686	12,309	47,999	97,540	18,395	1,706	(1)	212,648
Personal and credit cards	2,719	1,530	2,239	2,797	2,450	7,735	17,448	5,003	42,283		84,204
Business and government	20,187	15,830	11,148	9,075	8,546	16,016	40,471	4,714	5,111	(2)	131,098
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,641)		(3,641)
Customers’ liabilities under acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Other assets	–	–	–	–	–	–	–	–	28,139		28,139
Liabilities and equity
Deposits	$53,612	$58,296	$52,802	$29,330	$22,930	$45,523	$65,793	$14,755	$210,976		$554,017
Personal	7,261	7,401	8,334	8,319	7,850	16,763	17,292	257	101,686		175,163
Non-personal	46,351	50,895	44,468	21,011	15,080	28,760	48,501	14,498	109,290		378,854
Financial instruments designated at fair value through profit or loss	3	23	17	–	–	–	187	235	–		465
Acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Obligations related to securities sold short	34	159	990	269	183	3,912	7,645	10,924	2,934		27,050
Derivative financial instruments	2,156	2,629	1,266	1,386	945	4,232	8,656	15,168	–		36,438
Obligations related to securities sold under repurchase agreements and securities lent	73,074	8,929	2,280	1,586	3,084	–	–	–	–		88,953
Subordinated debentures	–	–	–	–	–	–	–	4,871	–		4,871
Other liabilities	372	489	398	184	92	1,948	2,999	3,387	24,916		34,785
Total equity	–	–	–	–	–	–	–	–	49,211		49,211
Off-Balance sheet commitments
Operating leases	$25	$53	$78	$78	$76	$261	$550	$577	$–		$1,698
Credit commitments(3)	5,062	4,165	9,950	13,315	14,475	13,821	73,224	3,424	5		137,441
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,137		27,137
Outsourcing obligations	19	38	57	57	57	161	286	1	1		677

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2013(1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$48,721	$1,173	$163	$44	$13	$66	$40	$10	$11,988		$62,218
Trading assets	5,698	6,588	2,551	2,845	1,722	8,055	16,200	16,495	36,335		96,489
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	11	58	–	37		106
Securities purchased under resale agreement and securities borrowed	61,155	12,902	5,735	1,513	1,154	74	–	–	–		82,533
Derivative financial instruments	924	1,712	1,182	764	1,025	2,373	6,766	9,757	–		24,503
Investment securities	1,598	2,883	3,073	2,103	1,235	5,321	11,002	3,383	3,721		34,319
Loans	23,571	20,805	19,196	22,971	20,994	72,664	153,441	25,497	43,076		402,215
Residential mortgages	3,748	4,190	5,967	12,255	10,658	50,964	103,975	16,661	1,447	(2)	209,865
Personal and credit card	4,499	1,337	1,885	2,345	1,827	6,152	13,629	4,326	40,008		76,008
Business and government	15,324	15,278	11,344	8,371	8,509	15,548	35,837	4,510	4,894	(3)	119,615
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,273)		(3,273)
Customers’ liabilities under acceptances	8,114	2,312	129	1	–	–	–	–	–		10,556
Other assets	–	–	–	–	–	–	–	–	30,705		30,705
Liabilities and equity
Deposits	$59,727	$60,272	$46,145	$18,569	$19,540	$50,772	$62,998	$7,993	$191,871		$517,887
Personal	8,693	8,440	8,400	7,900	7,205	17,902	17,051	190	95,267		171,048
Non-personal	51,034	51,832	37,745	10,669	12,335	32,870	45,947	7,803	96,604		346,839
Financial instruments designated at fair value through profit or loss	–	24	11	3	–	6	–	130	–		174
Acceptances	8,114	2,312	129	1	–	–	–	–	–		10,556
Obligations related to securities sold short	406	32	1,009	209	792	3,434	10,601	6,011	2,483		24,977
Derivative financial instruments	1,065	1,812	1,609	1,248	1,128	3,313	9,106	9,986	–		29,267
Obligations related to securities sold under repurchase agreements and securities lent	56,290	14,104	4,256	434	2,419	5	–	–	–		77,508
Subordinated debentures	–	–	–	–	–	–	–	5,841	–		5,841
Other liabilities	406	601	228	192	247	856	3,736	3,009	22,772		32,047
Total equity	–	–	–	–	–	–	–	–	45,387		45,387
Off-Balance sheet commitments
Operating leases	$24	$51	$75	$71	$68	$245	$506	$499	$–		$1,539
Credit commitments(4)	3,042	3,143	9,637	11,671	12,060	11,728	64,194	2,670	5		118,150
Financial guarantees(5)	–	–	–	–	–	–	–	–	26,002		26,002
Outsourcing obligations	20	39	61	59	59	228	445	2	1		914

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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CONSOLIDATED FINANCIAL STATEMENTS

41	Business combinations, other acquisitions and divestitures

Current Year

Canadian acquisition

Canadian Tire Financial Services

On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS), for $500 million in cash. Acquisition-related expenses of $5 million were capitalized as part of the carrying value of the investment. Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value. The Bank has also provided a funding commitment to CTFS of $2.25 billion for financing credit card receivables. This investment will be accounted for under the equity method of accounting.

Canadian divestiture

Sale of investment in CI Financial Corp.

On June 17, 2014 the Bank sold 82.8 million shares of its investment in CI Financial Corp. (representing 29.1% ownership) at a price of $31.60 per share. On that date, the remaining holdings of 21.8 million shares, representing 7.7% ownership, were reclassified to available-for-sale securities at market value. The total pre-tax gain of $643 million, is included in other operating income – other.

International acquisition

Cencosud Administradora de Tarjetas S.A.

On June 20, 2014, the Bank announced the acquisition of a 51% controlling interest in Cencosud Administradora de Tarjetas S.A., and certain other smaller entities (collectively, CAT), from Cencosud S.A. (Cencosud), for approximately $300 million in cash. CAT is the financial services business of Cencosud and distributes credit cards and consumer loans in Chile. The Bank and Cencosud have also entered into a 15 year partnership agreement to manage the credit card business and provide additional products and services to customers of both organizations. The transaction is subject to customary closing conditions and regulatory approvals in Chile and Canada and is expected to close in the first quarter of 2015. The transaction, after closing, will result in the consolidation of CAT’s assets and liabilities in the Bank’s consolidated financial statements. As part of the acquisition, the Bank has committed to fund 100% of CAT’s loan portfolio which includes approximately $1.3 billion in outstanding balances in Chile. If the partnership agreement is not renewed at the end of the 15 year term, the Bank’s funding to CAT shall be re-paid and Cencosud has the right to reacquire the 51% controlling interest in CAT from the Bank at the then fair market value.

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CONSOLIDATED FINANCIAL STATEMENTS

Prior year

Canadian acquisition

Acquisition of ING Bank of Canada (subsequently rebranded Tangerine Bank)

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (subsequently rebranded Tangerine Bank) for cash consideration of $3,126 million. Tangerine, a Canadian chartered bank, primarily offers personal banking products.

Tangerine Bank forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,552
Loans	30,808
Property and equipment	20
Intangible assets	236
Other assets	313
$40,082
Liabilities
Deposits	$37,029
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	687
$38,270
Net fair value of identifiable assets and liabilities, including intangible assets	1,812
Goodwill arising on acquisition	1,314
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposit intangibles, software and other benefits from contractual agreements. Goodwill largely reflects Tangerines’s unique platform and future growth prospects.

To determine the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. There were no loans acquired at deep discount within the purchased loan portfolio.

42	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on December 4, 2014, approved a quarterly dividend of 66 cents per common share. This quarterly dividend applies to shareholders of record as at January 6, 2015, and is payable January 28, 2015.

Approval of consolidated financial statements

The Board of Directors reviewed the 2014 consolidated financial statements and authorized them for issue on December 5, 2014.

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Shareholder Information

Annual Meeting

Shareholders are invited to attend the 183rd Annual Meeting of Holders of Common Shares, to be held on April 9, 2015, at the Shaw Centre (formerly the Ottawa Convention Centre), 55 Colonel By Drive, Ottawa, Ontario, Canada, beginning at 9:30 a.m. (local time). The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 10, 2015.

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 14, Series 15, Series 16, Series 17, Series 18, Series 19, Series 20, Series 21, Series 22, Series 23, Series 30 and Series 32 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 19, Preferred	BNS.PR.A	064149 73 5
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 21, Preferred	BNS.PR.B	064149 71 9
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 23, Preferred	BNS.PR.C	064149 68 5
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 32, Preferred	BNS.PR.Z	064149 61 0

Dividend Dates for 2015

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s	Aa2
Standard & Poor’s	A+

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBT
DBRS	AA(low)
Fitch	A+
Moody’s	A2
Standard & Poor’s	A -

NON-CUMULATIVE PREFERRED SHARES
DBRS	Pfd-2(high)
Moody’s	Baa1(hyb)
Standard & Poor’s	BBB/P-2*

*Canadian scale

In July 2014, Moody’s placed the senior debt ratings of several of the Canadian banks on “negative outlook”. In August 2014, Standard & Poor’s took a similar action, changing the outlook for several Canadian banks to “Negative” from “Stable”. Both rating agencies cited the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for these system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

In addition, Moody’s placed the Bank’s standalone rating – which assumes no government support – on “negative outlook”. This change was done primarily because Moody’s believes that the Bank’s international business is more risky than its Canadian business and is likely to grow more rapidly in the coming years. Moody’s also cited the Bank’s plans to grow its unsecured consumer lending businesses – both in Canada and internationally – as a reason for the change.

The Bank remains confident that it will retain very high credit ratings.

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Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s Consolidated Statement of Financial Position.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership or trust and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership or trust consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Core Banking Margin: This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking & Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in other operating income.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Operating leverage: This ratio measures the rate of growth in total revenue (on a taxable equivalent basis) less the rate of growth in operating expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB). A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

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Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework. Risk-weighted assets for credit risk are calculated using formulas specified by the Basel III Framework. The formulas are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future probability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institution.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares and non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

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Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of an authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

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Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
Scotia Plaza 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA

Finance Department
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Financial Analysts, Portfolio Managers and other Institutional Investors
Tel: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Online
For product, corporate, financial and shareholder information: scotiabank.com

Public and Corporate Affairs
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street, Canton, MA 02021, U.S.A.
Tel: 1-800-962-4284

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#scotiahockey
Scotiabank

Photo courtesy Mark Reed

Scotiabank

Photo courtesy Maximiliano Troncoso

Getting kids in the game

Supporting youth sports around the world

Working together to serve customers is a fundamental part of Scotiabank's culture. We are proud to help encourage the same values of working together among youth. Through sponsorships and our Bright Future philanthropic program, Scotiabank focuses on making sports accessible to young people around the world.

Hockey matters to Scotiabank because it matters to Canadians. We proudly support over 5,000 minor hockey teams across the country through the Scotiabank Community Hockey Sponsorship Program. In 2014, Scotiabank and Canadian Tire also teamed up to help keep more than 10 outdoor skating rinks in Toronto, Canada, open during March Break, helping families stay active and on the ice.

In Chile, the Bank also launched its first Campeonato Nacional Infantil Scotiabank (Kids' National Championship), a soccer tournament that brings together 160 teams of children to compete for a chance to win a trip to Italy to play with the Juventus Football Club. Partnering with renowned Chilean soccer player and program ambassador, Marcelo Salas, the sponsorship demonstrates just one example of the many youth soccer academies, leagues and tournaments Scotiabank supports across Latin America.

9464618	® Registered trademark of The Bank of Nova Scotia.